Filed Pursuant to Rule 424(b)(3)
Registration No. 333-206605

To Our Shareholders:

You are cordially invited to attend an extraordinary general meeting of the shareholders (the “Willis EGM”) of Willis Group Holdings Public Limited Company (“Willis”) to be held on November 18, 2015 at 9:30 a.m. local time, at The Pierre Hotel, located at 2 East 61st Street, New York, New York 10065.

As previously announced, on June 29, 2015, Willis entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with Towers Watson & Co. (“Towers Watson”), pursuant to which Willis and Towers Watson will combine in an all-stock merger of equals transaction (the “Merger”). Following the Merger, Towers Watson will be a subsidiary of Willis and Towers Watson common stock will be delisted from the NASDAQ Stock Market, deregistered under the Securities Exchange Act of 1934, as amended, and cease to be publicly traded. The combination with Towers Watson will be effected under Delaware law. The combination of Willis and Towers Watson, if completed, would create a leading integrated, global advisory, broking and solutions firm to serve a broad range of clients and would result in significantly increased scale, revenues and cost savings, creating a strong platform to deliver sustainable growth and substantial value for shareholders of both companies.

As a result of the Merger, each issued and outstanding share of Towers Watson common stock will be converted into the right to receive 2.6490 Willis ordinary shares. After giving effect to the Merger, Willis shareholders and the former Towers Watson stockholders, in each case as of immediately prior to the Merger, are expected to own approximately 50.1% and 49.9%, respectively, of the Willis ordinary shares (calculated on a fully diluted basis using the treasury stock method). The Willis ordinary shares will be listed on the NASDAQ Stock Market under the symbol “WLTW” Based on the number of Towers Watson shares and equity awards outstanding as of October 7, 2015, the total number of Willis ordinary shares that are expected to be issued or reserved for issuance pursuant to the Merger is approximately 184,494,306 million. Towers Watson also intends to declare and pay a special dividend prior to the closing date of the Merger, in an amount of $4.87 per share of Towers Watson common stock. Subject to Willis shareholder approval, immediately after the consummation of the Merger, Willis expects to effect a consolidation (i.e., a reverse stock split under Irish law) whereby every 2.6490 Willis ordinary shares will be converted into one Willis ordinary share, $0.000304635 nominal value per share (the “Consolidation”). If the Consolidation is approved, after taking into account the effects of the Merger and the Consolidation, Towers Watson stockholders will receive one Willis ordinary share for each Towers Watson share. The Merger is not conditioned on Willis shareholder approval of the Consolidation.

Pursuant to the Merger Agreement, Willis is holding the Willis EGM to seek your approval of the issuance of Willis ordinary shares (the “Willis Share Issuance Proposal”), the name change of “Willis Group Holdings Public Limited Company” to “Willis Towers Watson Public Limited Company” after the consummation of the Merger (the “Willis Name Change Proposal”), and the Consolidation (the “Willis Consolidation Proposal” and, together with the Willis Share Issuance Proposal and the Willis Name Change Proposal, the “Willis Proposals”). Willis is also seeking your approval and consent to the adjournment of the Willis EGM, or any adjournments thereof, to another time and place, if necessary and appropriate to, among other things, solicit additional proxies if there are insufficient votes received by way of proxy at the time of the Willis EGM to approve the Willis Share Issuance Proposal, the Willis Name Change Proposal or the Willis Consolidation Proposal (the “Willis Adjournment Proposal”). The approval of the Willis Share Issuance Proposal is the only approval required for the completion of the Merger. The implementation of the Willis Name Change Proposal and the Willis Consolidation Proposal are each conditioned on the consummation of the Merger.

We urge all Willis shareholders to read the accompanying joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference in the accompanying joint proxy statement/prospectus, carefully and in their entirety. In particular, we urge you to read carefully the “Risk Factors” section beginning on page 34 of the accompanying joint proxy statement/prospectus.

Your proxy is being solicited by the board of directors of Willis. After careful consideration, our board of directors has unanimously approved the Merger Agreement and determined that the Merger Agreement, the Willis Proposals and other transactions contemplated by the Merger Agreement are advisable and in the best interests of Willis and its shareholders. The Willis board of directors recommends unanimously that you vote “FOR” the Willis Share Issuance Proposal, “FOR” the Willis Name Change Proposal, “FOR” the Willis Consolidation Proposal and “FOR” the Willis Adjournment Proposal. Your vote is very important. Please vote as soon as possible by following the instructions in the accompanying joint proxy statement/prospectus, regardless of whether or not you plan to attend the Willis EGM.

On behalf of the Willis board of directors, thank you for your consideration and continued support.

Very truly yours,

Dominic Casserley

Chief Executive Officer and Director

Willis Group Holdings Public Limited Company

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the transaction or determined if the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For the avoidance of doubt, this document is not intended to be and is not a prospectus for the purposes of the Companies Act 2014 of Ireland (“Companies Act”), the Prospectus Directive (2003/71/EC) Regulations 2005 of Ireland (as amended) or the Prospectus Rules issued by the Central Bank of Ireland, and the Central Bank of Ireland has not approved this document.

The accompanying joint proxy statement/prospectus is dated October 13, 2015, and is first being mailed to shareholders of Willis on or about October 13, 2015.

Dear Stockholders:

You are cordially invited to attend a special meeting of the stockholders (the “Towers Watson special meeting”) of Towers Watson & Co. (“Towers Watson”) to be held on November 18, 2015 at 8:00 a.m. local time, located at Royal Palm South Beach, 1545 Collins Avenue, Miami Beach, FL 33139.

As previously announced, on June 29, 2015, Towers Watson entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”) with Willis Group Holdings Public Limited Company (“Willis”) and Citadel Merger Sub, Inc., pursuant to which Willis and Towers Watson will combine in an all-stock merger of equals transaction (the “Merger”). Following the Merger, Towers Watson will be a subsidiary of Willis and Towers Watson common stock will be delisted from the NASDAQ Stock Market, deregistered under the Securities Exchange Act of 1934, as amended, and cease to be publicly traded. The combination with Towers Watson will be effected under Delaware law. The combination of Towers Watson and Willis, if completed, would create a leading integrated, global advisory, broking and solutions firm to serve a broad range of clients and would result in significantly increased scale, revenues and cost savings, creating a strong platform to deliver sustainable growth and substantial value for shareholders of both companies.

As a result of the Merger, each share of Towers Watson common stock (except for certain shares held by Towers Watson, Willis, or Merger Sub and shares held by Towers Watson stockholders who properly exercise and perfect their appraisal rights in accordance with Delaware law) will be converted into the right to receive, without interest, 2.6490 Willis ordinary shares (the “Merger Consideration”). Towers Watson also intends to declare and pay, on the second business day immediately prior to the closing date, a special dividend, in an amount of $4.87 per share of Towers Watson (the “Towers Watson pre-merger special dividend”).

For a description of the consideration that Towers Watson stockholders will receive, see “The Merger Agreement—Consideration to Towers Watson Stockholders” beginning on page 126 of the accompanying joint proxy statement/prospectus. It is anticipated that Willis shareholders and Towers Watson stockholders, in each case as of immediately prior to the Merger, will hold approximately 50.1% and 49.9%, respectively, of the Willis ordinary shares immediately after completion of the Merger (calculated on a fully diluted basis using the treasury stock method). It is currently estimated that, if the Merger is completed, Willis will issue or reserve for issuance approximately 184,494,306 million Willis ordinary shares. The Willis ordinary shares will be listed on the NASDAQ Stock Market under the symbol “WLTW.” The Willis ordinary shares currently trade on the New York Stock Exchange under the symbol “WSH,” and shares of Towers Watson common stock currently trade on the NASDAQ Stock Market under the symbol “TW.” Based on the closing price of Willis ordinary shares as of October 7, 2015, the value of the Merger Consideration was approximately $111.79 per share. The value of the Merger Consideration based on the closing price of Willis ordinary shares as of the closing date may differ from the value based on the price per Willis ordinary share as of October 1, 2015 or the price per Willis ordinary share at the time of the Towers Watson special meeting.

Subject to Willis shareholder approval, immediately after the consummation of the Merger, Willis intends to effect a consolidation (i.e., a reverse stock split under Irish law) whereby every 2.6490 Willis ordinary shares will be converted into one Willis ordinary share, $0.000304635 nominal value per share (the “Consolidation”). If the Consolidation is approved, after taking into account the effects of the Merger and the Consolidation, Towers Watson stockholders will receive one post-Consolidation Willis ordinary share for each Towers Watson share. The Merger is not conditioned on Willis shareholder approval of the Consolidation.

Towers Watson will hold the Towers Watson special meeting and Willis will hold an extraordinary general meeting of shareholders to consider the Merger and related matters. Willis and Towers Watson cannot complete the proposed Merger unless, among other things, Willis shareholders approve the issuance of Willis ordinary shares pursuant to the Merger Agreement and Towers Watson stockholders approve and adopt the Merger Agreement.

Your vote is very important. To ensure your representation at the Towers Watson special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the Towers Watson special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Towers Watson special meeting. The Towers Watson board of directors has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, the Restructuring Transactions (as defined in the Merger Agreement) and the declaration and payment of the Towers Watson pre-merger special dividend are advisable, and in the best interests of, Towers Watson and its stockholders, and has approved and declared advisable the Merger Agreement, and recommends that Towers Watson stockholders vote “FOR” the approval and adoption of the Merger Agreement, “FOR” the Towers Watson compensatory arrangements proposal and “FOR” the adjournment of the Towers Watson special meeting to another date and place if necessary or appropriate to solicit additional votes if there are insufficient votes at the time of the Towers Watson special meeting to approve the Merger Agreement.

The obligations of Willis and Towers Watson to complete the Merger are subject to the satisfaction or waiver of several conditions set forth in the Merger Agreement, a copy of which is included as Annex A hereto. The joint proxy statement/prospectus provides you with detailed information about the proposed Merger. It also contains or references information about Willis and Towers Watson and certain related matters. You are encouraged to read this document carefully. In particular, you should read the “Risk Factors” section beginning on page 34 of the accompanying joint proxy statement/prospectus for a discussion of the risks you should consider in evaluating the proposed transaction and how it will affect you.

On behalf of the Towers Watson board of directors, thank you for your consideration and continued support.

Sincerely,

John J. Haley

Chairman and Chief Executive Officer

Towers Watson & Co.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger, the issuance of the Willis ordinary shares in connection with the Merger, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This document is dated October 13, 2015, and is first being mailed to stockholders of Towers Watson on or about October 13, 2015.

ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about Willis and Towers Watson from documents that are not included in or delivered with the joint proxy statement/prospectus. This information is available without charge to you upon written or oral request. You can obtain the documents incorporated by reference in the joint proxy statement/prospectus by requesting them in writing, by email or by telephone from Willis or Towers Watson at their respective addresses and telephone numbers listed below.

For Willis Shareholders:

Willis Group Holdings Public Limited Company

200 Liberty Street, 7th Floor

New York, NY 10281-1003

Attention: Investor Relations

Telephone: (212) 915-8084

Email: investor.relations@willis.com

For Towers Watson Stockholders: Towers Watson & Co. 901 N. Glebe Road Arlington, VA 22203 Attention: Investor Relations Telephone: (703) 258-8000 Email: investor.relations@towerswatson.com

In addition, if you have questions about the Merger, the Willis EGM or the Towers Watson special meeting, or if you need to obtain copies of the accompanying joint proxy statement/prospectus, proxy cards or other documents incorporated by reference in the joint proxy statement/prospectus, you may contact the appropriate contact listed below. You will not be charged for any of the documents you request.

For Willis Shareholders: Morrow & Co. LLC 470 West Avenue – 3rd floor Stamford, CT 06902 Banks and brokers call collect: (203) 658-9400 Shareholders call toll-free: (800) 278-2141	For Towers Watson Stockholders: MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 Call Collect: (212) 929-5500 Call Toll-Free: (800) 322-2885

To obtain timely delivery of these documents before the Willis EGM and the Towers Watson special meeting, you must request the information no later than November 10, 2015.

For a more detailed description of the information incorporated by reference in the accompanying joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 226 of the accompanying joint proxy statement/prospectus.

WILLIS GROUP HOLDINGS PUBLIC LIMITED COMPANY

GRAND MILL QUAY, BARROW STREET DUBLIN 4, IRELAND

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 18, 2015

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING (the “Willis EGM”) of Willis Group Holdings Public Limited Company (“Willis”) will be held at The Pierre Hotel, 2 East 61st Street, New York, New York 10065, on November 18, 2015 at 9:30 a.m. (local time) for the purpose of considering and, if thought fit, passing the following resolutions the precise text of which is set forth in the section entitled “Willis Proposals” beginning on page 58 of the accompanying joint proxy statement/prospectus (the “Willis EGM Resolutions”), resolutions 1, 3 and 4 of which will be proposed as ordinary resolutions and resolution 2 of which will be proposed as a special resolution. The resolutions may be voted on in such order as is determined by the Chairman of the Willis EGM so that, for the avoidance of doubt, a vote may be taken on the resolution regarding the Willis Adjournment Proposal before a vote is taken on any other resolution:

Time:	9:30 a.m. local time

Date:	November 18, 2015

Place:	The Pierre Hotel 2 East 61st Street New York, New York 10065

Purpose:

Willis Resolution 1 (the Willis Share Issuance Proposal): to approve the issuance of Willis ordinary shares to stockholders of Towers Watson as the merger consideration in connection with the merger as contemplated by the Agreement and Plan of Merger, dated June 29, 2015 (as it may be amended from time to time, the “Merger Agreement”), among Willis, Towers Watson & Co. and Citadel Merger Sub, Inc.;

Willis Resolution 2 (the Willis Name Change Proposal): to approve the name change of “Willis Group Holdings Public Limited Company” to “Willis Towers Watson Public Limited Company,” subject to, and immediately after, the consummation of the merger;

Willis Resolution 3 (the Willis Consolidation Proposal): to approve a consolidation (i.e., a reverse stock split under Irish law) whereby every 2.6490 Willis ordinary shares will be consolidated into one Willis ordinary share, $0.000304635 nominal value per share, subject to, and immediately after, the consummation of the merger; and

Willis Resolution 4 (the Willis Adjournment Proposal): to approve and consent to the adjournment of the Willis EGM, or any adjournments thereof, to another time and place if, in the discretion of the Chairman, it is necessary or appropriate to, among other things, solicit additional proxies if there are insufficient votes received by way of proxy, at the time of the Willis EGM to approve the Willis Share Issuance Proposal, the Willis Name Change Proposal and/or the Willis Consolidation Proposal.

Completion of the merger is conditioned on, among other things, approval of the Willis Share Issuance Proposal. Approval of each of the Willis Name Change Proposal, the Willis Consolidation Proposal and the Willis Adjournment Proposal at the Willis EGM is not a condition to the obligation of Willis to consummate the merger. Accordingly, if all of the conditions to the merger are satisfied or waived, Willis intends to complete the merger, whether or not the Willis Name Change Proposal, the Willis Consolidation Proposal or the Willis Adjournment Proposal have been approved. In addition, the implementation of the Willis Name Change Proposal and the Willis Consolidation Proposal are each conditioned on the consummation of the merger.

The accompanying joint proxy statement/prospectus describes the purpose and business of the Willis EGM, contains a detailed description of the Merger Agreement and the merger and includes a copy of the Merger Agreement as Annex A. Please read these documents carefully before deciding how to vote.

Record Date:	The record date for the Willis EGM has been fixed by the board of directors as the close of business on October 2, 2015. Willis shareholders of record at that time are entitled to vote at the Willis EGM.

More information about the transaction and the Willis EGM Resolutions is contained in the accompanying joint proxy statement/prospectus. We urge all Willis shareholders to read the accompanying joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference in the accompanying joint proxy statement/prospectus, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 34 of the accompanying joint proxy statement/prospectus.

The Willis board of directors recommends unanimously that Willis shareholders vote “FOR” the Willis Share Issuance Proposal, “FOR” the Willis Name Change Proposal, “FOR” the Willis Consolidation Proposal and “FOR” the Willis Adjournment Proposal.

Shareholders entitled to attend and vote at the Willis EGM may participate in such meeting in Ireland by technological means which will be available at the offices of Matheson, 70 Sir John Rogerson’s Quay, Dublin 2, Ireland at the time of the meeting (and such participation shall constitute presence in person at the EGM).

By order of the Board of Directors,

Dominic Casserley

Chief Executive Officer and Director

October 13, 2015

YOUR VOTE IS IMPORTANT

You may have the option to vote your shares by using a toll-free telephone number or electronically over the Internet as described on the proxy card or voting instruction form you receive. We encourage you to submit your vote using either of these options if they are available to you. Alternatively, you may sign, date, mark and mail your proxy form in the postage-paid envelope provided. The method by which you vote does not limit your right to vote in person at the extraordinary general meeting. We strongly encourage you to vote.

Whether or not you expect to attend the Willis EGM in person, we encourage you to cast your vote promptly so that your shares will be represented and voted at the meeting. Any shareholder entitled to attend and vote at the Willis EGM may appoint one or more proxies, who need not be a shareholder(s) of Willis. If you wish to appoint a person other than the individuals specified on Willis’ proxy card, please contact the Company Secretary and also note that your nominated proxy must attend the Willis EGM in person in order for your votes to be voted.

Under the Constitution of Willis, the Chairman of the Willis EGM may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. Pursuant to this authority, the Willis EGM may be adjourned to, among other things, solicit proxies if there are not sufficient votes at the time of the Willis EGM in favor of the Willis Proposals.

TOWERS WATSON & CO.

901 N. GLEBE ROAD

ARLINGTON, VA 22203

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 18, 2015

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Towers Watson & Co. (“Towers Watson”) will be held at Royal Palm South Beach, 1545 Collins Avenue, Miami Beach, FL 33139, at 8:00 a.m. (local time) on November 18, 2015 for the following purposes:

Towers Watson Proposal 1 (the Towers Watson Merger Proposal): to approve and adopt the Agreement and Plan of Merger, dated as of June 29, 2015 (the “Merger Agreement”), by and among Willis Group Holdings Public Limited Company (“Willis”), Citadel Merger Sub, Inc. (“Merger Sub”) and Towers Watson, and to approve the transactions contemplated by the Merger Agreement, including the merger of Merger Sub with and into Towers Watson, with Towers Watson continuing as the surviving corporation and a subsidiary of Willis;

Towers Watson Proposal 2 (the Towers Watson Compensatory Arrangements Proposal): to approve, on an advisory (non-binding) basis, specified compensatory arrangements between Towers Watson and its named executive officers relating to the transactions contemplated by the Merger Agreement; and

Towers Watson Proposal 3 (the Towers Watson Adjournment Proposal): to adjourn the meeting to another date and place if necessary or appropriate to solicit additional votes if there are insufficient votes at the time of the Towers Watson special meeting to approve the Towers Watson Merger Proposal.

The approval by Towers Watson stockholders of the Towers Watson Merger Proposal is required to complete the merger described in the accompanying joint proxy statement/prospectus.

Towers Watson will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

The Towers Watson Merger Proposal, the Towers Watson Compensatory Arrangements Proposal and the Towers Watson Adjournment Proposal are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the Merger Agreement is attached as Annex A to this document.

The Towers Watson board of directors has set October 1, 2015 as the record date for the Towers Watson special meeting. Only holders of record of shares of Towers Watson common stock at the close of business on October 1, 2015 will be entitled to notice of and to vote at the Towers Watson special meeting and any adjournments or postponements thereof. Any shareholder entitled to attend and vote at the Towers Watson special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of Towers Watson common stock.

Your vote is very important. To ensure your representation at the Towers Watson special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the Towers Watson special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Towers Watson special meeting.

The Towers Watson board of directors has unanimously approved and declared advisable the Merger Agreement and recommends that you vote “FOR” the Towers Watson Merger Proposal, “FOR” the Towers Watson Compensatory Arrangements Proposal and “FOR” the Towers Watson Adjournment Proposal.

BY ORDER OF THE BOARD OF DIRECTORS

John J. Haley

Chairman and Chief Executive Officer

Arlington, Virginia

October 13, 2015

PLEASE VOTE YOUR SHARES OF TOWERS WATSON COMMON STOCK PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL (212) 929-5500 OR (800) 322-2885.

i

Notice to Investors

This document is not a prospectus within the meaning of the Companies Act, the Prospectus Directive (2003/71/EC) Regulations 2005 of Ireland (as amended) or the Prospectus Rules issued by the Central Bank of Ireland. No offer of shares to the public is made, or will be made, that requires the publication of a prospectus pursuant to Irish prospectus law within the meaning of the above legislation. This document has not been approved or reviewed by or registered with the Central Bank of Ireland or any other competent authority or regulatory authority in the European Economic Area. This document does not constitute investment advice or the provision of investment services within the meaning of the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland (as amended) or the Markets in Financial Instruments Directive (2004/39/EC). Neither Willis nor Towers Watson is an authorized investment firm within the meaning of the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland (as amended) or the Markets in Financial Instruments Directive (2004/39/EC) and the recipients of this document should seek independent legal and financial advice in determining their actions in respect of or pursuant to this document.

v

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION, THE WILLIS EXTRAORDINARY GENERAL MEETING AND THE TOWERS WATSON SPECIAL MEETING

The following are answers to certain questions that you may have regarding the transaction, the Willis extraordinary general meeting (referred to as the “Willis EGM”) and the Towers Watson special meeting. We urge you to read carefully the remainder of this document because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information is also contained in the Annexes to, and the documents incorporated by reference into, this document.

If you are in any doubt about this transaction you should consult an independent financial advisor who, if you are taking advice in Ireland, is authorized or exempted by the Investment Intermediaries Act 1995, or the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 (as amended).

Except where otherwise noted or where the context otherwise requires, references in this joint proxy statement/prospectus to “we” refer to Willis Group Holdings Public Limited Company, an Irish public limited company (referred to as “Willis”), and Towers Watson & Co., a Delaware corporation (referred to as “Towers Watson”). All references to the “Merger Agreement” refer to the Agreement and Plan of Merger, dated June 29, 2015, by and among Willis, Towers Watson, and Citadel Merger Sub, Inc., a Delaware corporation (referred to as “Merger Sub”), as it may be amended from time to time, a copy of which is included as Annex A to this joint proxy statement/prospectus. Unless otherwise indicated, all references to “dollars” or “$” in this joint proxy statement/prospectus are references to U.S. dollars.

Frequently Used Terms

In addition, a few frequently used terms may be helpful for you to have in mind at the outset. Unless otherwise indicated or as the context otherwise requires, each reference in this joint proxy statement/prospectus to:

•	“Code” refers to the Internal Revenue Code of 1986, as amended;

•	“Companies Act” refers to the Irish Companies Act 2014;

•	“Consolidation” refers to the consolidation (i.e., a reverse stock split under Irish law) of the Willis ordinary shares, whereby every 2.6490 issued and unissued Willis ordinary shares will be consolidated into one Willis ordinary share, $0.000304635 nominal value per share, subject to, and immediately after, the Merger;

•	“Constitution” or the “Willis Constitution” refers to the Constitution of Willis and, as appropriate, the memorandum and articles of association of Willis, as amended from time to time;

•	“Court” refers to the Court of Chancery of the State of Delaware;

•	“DGCL” refers to the General Corporation Law of the State of Delaware;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“Exchange Ratio” refers to 2.6490 Willis ordinary shares for each share of Towers Watson common stock;

•	“GAAP” refers to the United States generally accepted accounting principles;

•	“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	“Irish Takeover Rules” refers to the Irish Takeover Panel Act, 1997, Takeover Rules, 2013;

•	“IRS” refers to the U.S. Internal Revenue Service;

•	“Merger Consideration” refers to the cancellation and conversion of each share of Towers Watson common stock into the right to receive 2.6490 Willis ordinary shares;

•	“NASDAQ” refers to the NASDAQ Stock Market;

•	“NYSE” refers to the New York Stock Exchange;

•	“SEC” refers to the Securities and Exchange Commission;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“Towers Watson bylaws” refers to the Amended and Restated Bylaws of Towers Watson, as amended from time to time;

•	“Towers Watson certificate of incorporation” refers to the Towers Watson Second Amended and Restated Certificate of Incorporation, as amended from time to time;

•	“Towers Watson common stock” refers to Towers Watson Class A common stock, par value $0.01 per share;

•	“Towers Watson pre-merger special dividend” refers to the pre-Merger special cash dividend in an amount of $4.87 per share of Towers Watson common stock;

•	“Towers Watson stockholders” refers to the holders of Towers Watson common stock;

•	“Treasury Regulations” refers to the regulations promulgated under the Code;

•	“ValueAct” refers collectively to ValueAct Capital Master Fund, L.P.,VA Partners I, LLC, ValueAct Capital Management, L.P, ValueAct Capital Management, LLC, ValueAct Holdings, L.P. and ValueAct Holdings GP, LLC;

•	“Voting Agreement” refers to the Voting Agreement, dated as of June 29, 2015, by and between Towers Watson and ValueAct;

•	“Willis ordinary shares” refers to Willis ordinary shares, $0.000115 nominal value per share; and

•	“Willis shareholders” refers to the holders of Willis ordinary shares.

Q:	WHAT IS THE PROPOSED TRANSACTION ABOUT WHICH I AM BEING ASKED TO VOTE?

A:	Pursuant to the Merger Agreement, Willis will combine with Towers Watson in an all-stock merger of equals transaction. Merger Sub will merge with and into Towers Watson (referred to as the “Merger”), with Towers Watson continuing as the surviving corporation. Following the Merger, Towers Watson will be a subsidiary of Willis and the Towers Watson common stock will be delisted from the NASDAQ, deregistered under the Exchange Act, and cease to be publicly traded.

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A:	Each of Willis and Towers Watson is sending these materials to its respective shareholders or stockholders, as applicable, to help them decide how to vote their Willis ordinary shares or shares of Towers Watson common stock, as the case may be, with respect to matters to be considered at the Willis EGM and the Towers Watson special meeting, respectively.

Completion of the Merger requires an affirmative vote of each of the Willis shareholders and the Towers Watson stockholders. To obtain these required approvals, Willis will hold the Willis EGM at which Willis will ask its shareholders to approve the issuance of Willis ordinary shares pursuant to the Merger Agreement, and Towers Watson will hold a special meeting of stockholders at which Towers Watson will ask its stockholders to approve and adopt the Merger Agreement and to approve the transactions contemplated by the Merger Agreement, including the Merger. In addition, at the Willis EGM, Willis will ask its shareholders to approve the (i) name change of “Willis Group Holdings Public Limited Company” to “Willis Towers Watson Public Limited Company,” and (ii) implementation of a 2.6490 for one reverse stock split so that each one Willis ordinary share will be converted into 0.3775 Willis ordinary shares, in each case, subject to, and immediately after, the Merger; however, such approvals, are not a condition to the consummation of the Merger. Further information about the Willis EGM, the Towers Watson special meeting and the Merger is contained in this document.

This document constitutes both a joint proxy statement of Willis and Towers Watson and a prospectus of Willis. It is a joint proxy statement because each of the respective boards of directors of Willis and Towers Watson is soliciting proxies from its respective shareholders using this document. It is a prospectus because Willis, in connection with the Merger Agreement, is offering ordinary shares in exchange for the outstanding shares of Towers Watson common stock in the Merger.

For the avoidance of doubt, this document is not intended to be and is not a prospectus for the purposes of the Companies Act, the Prospectus Directive (2003/72/EC) Regulations 2005 of Ireland (as amended) or the Prospectus Rules issued by the Central Bank of Ireland, and the Central Bank of Ireland has not approved this document.

Q:	WHAT WILL TOWERS WATSON STOCKHOLDERS RECEIVE IN THE MERGER?

A:	As a result of the Merger, each issued and outstanding share of Towers Watson common stock, other than (i) any shares of Towers Watson common stock owned by Towers Watson, Willis, or Merger Sub at the effective time of the Merger, which will each be canceled and will cease to exist, and no consideration will be delivered in exchange therefor (referred to as the “excluded shares”) and (ii) shares of Towers Watson common stock held by Towers Watson stockholders who are entitled to and who properly exercise and perfect dissenter’s rights under Delaware law, as described under “Appraisal Rights” beginning on page 213 of this joint proxy statement/prospectus (the shares in (ii) are referred to as “dissenting shares”), will be canceled and in consideration of which each holder of such shares of Towers Watson common stock will have the right to receive 2.6490 validly issued, fully paid and nonassessable Willis ordinary shares. It is anticipated that Willis shareholders and Towers Watson stockholders, in each case as of immediately prior to the Merger, will hold approximately 50.1% and 49.9%, on a fully-diluted basis, respectively, of the Willis ordinary shares immediately after completion of the Merger. The foregoing expected ownership percentages were calculated based on what holders of shares and equity awards of Willis and Towers Watson would be expected to own immediately following the completion of the Merger on a fully diluted basis using the treasury stock method.

No holder of Towers Watson common stock will be issued fractional Willis ordinary shares in the Merger. All fractional Willis ordinary shares will be aggregated and sold in the open market for holders of shares of Towers Watson common stock by the exchange agent and each holder of Towers Watson common stock who would otherwise have been entitled to receive a fraction of a Willis share will receive, in lieu thereof, cash, without interest, in an amount equal to the proceeds from such sale by the exchange agent, if any, less any brokerage commissions or other fees, from the sale of such fractional Willis share in accordance with such holders’ fractional interest in the aggregate number of Willis ordinary shares sold.

In addition, in accordance with the terms of the Merger Agreement, Towers Watson intends to declare and pay the Towers Watson pre-merger special dividend, payable to holders of record of Towers Watson common stock on the Towers Watson pre-merger special dividend record date.

Q:	IF I AM A WILLIS SHAREHOLDER, WILL I RECEIVE THE TOWERS WATSON PRE-MERGER SPECIAL DIVIDEND OR THE MERGER CONSIDERATION IN THE TRANSACTIONS?

A:	No. The Towers Watson pre-merger special dividend will only be distributed to Towers Watson stockholders of record on the pre-merger special dividend record date. The Towers Watson pre-merger special dividend will be declared and paid prior to the consummation of the Merger. If the Merger is completed, Willis shareholders will not receive any Merger Consideration and will continue to hold their Willis ordinary shares, subject to the implementation of the Consolidation described below.

Q:	WHAT IS THE CONSOLIDATION?

A:	Willis is proposing that Willis shareholders vote to approve the Consolidation whereby, immediately after the consummation of the Merger, every 2.6490 Willis ordinary shares will be consolidated into one Willis ordinary share, $0.000304635 nominal value per share. If Willis shareholders approve the Willis Consolidation Proposal, and the Consolidation is effected, then 2.6490 Willis ordinary shares will be consolidated into one Willis ordinary share, $0.000304635 nominal value per share. Immediately following the Consolidation, each Willis shareholder (including former Towers Watson stockholders) will own a reduced number of Willis ordinary shares (i.e., for every one Willis ordinary share a holder will, following the Consolidation, own 0.3775 Willis ordinary shares).

The Consolidation will happen at the same time for every Willis shareholder (including former Towers Watson stockholders), will affect every Willis shareholder uniformly and will not change any Willis shareholder’s percentage ownership interest or relative voting rights in Willis (other than to the extent that the Consolidation would result in any Willis shareholder owning a fractional share, because cash will be paid in lieu of fractional shares). As we explain below, while there can be no assurance as to Willis’ future valuation or share price, the Consolidation should not in itself change the overall valuation of Willis, the value of a Willis shareholder’s investment or the value of the consideration Towers Watson stockholders will receive in the Merger.

Subject to Willis shareholder approval and the consummation of the Merger, immediately after the consummation of the Merger, Willis intends to effect the Consolidation. If the Consolidation is approved, after taking into account the effects of the Merger and the Consolidation, Towers Watson stockholders will receive one post-Consolidation Willis ordinary share for each Towers Watson share. The Merger is not conditioned on Willis shareholder approval of the Consolidation.

Q:	WHEN WILL THE MERGER BE COMPLETED?

A:	The parties currently expect that the Merger will be completed by December 31, 2015. Neither Willis nor Towers Watson can predict, however, the actual date on which the Merger will be completed, or whether it will be completed, because it is subject to factors beyond each company’s control, including whether or when the required regulatory approvals will be received. See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 141 of this joint proxy statement/prospectus.

Q:	WHAT ARE WILLIS SHAREHOLDERS BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:	Willis shareholders are being asked to vote on the following proposals:

Willis Resolution 1 (the Willis Share Issuance Proposal): to approve the issuance of Willis ordinary shares to stockholders of Towers Watson to be issued as the merger consideration in connection with the Merger as contemplated by the Merger Agreement (referred to as the “Willis Share Issuance Proposal”);

Willis Resolution 2 (the Willis Name Change Proposal): to approve the name change of “Willis Group Holdings Public Limited Company” to “Willis Towers Watson Public Limited Company,” subject to, and immediately after, the consummation of the Merger (referred to as the “Willis Name Change Proposal”);

Willis Resolution 3 (the Willis Consolidation Proposal): to approve the Consolidation, subject to, and immediately after, the consummation of the Merger (referred to as the “Willis Consolidation Proposal”); and

Willis Resolution 4 (the Willis Adjournment Proposal): to approve and consent to the adjournment of the Willis EGM, or any adjournments thereof, to another time and place if, in the discretion of the Chairman, it is necessary or appropriate to, among other things, solicit additional proxies if there are insufficient votes received by way of proxy at the time of the Willis EGM to approve the Willis Share Issuance Proposal, the

Willis Name Change Proposal and/or the Willis Consolidation Proposal (referred to as the “Willis Adjournment Proposal” and collectively, with the Willis Share Issuance Proposal, the Willis Name Change Proposal and the Willis Consolidation Proposal, referred to as the “Willis Proposals”).

Completion of the Merger is conditioned on, among other things, approval of the Willis Share Issuance Proposal. Approval of each of the Willis Name Change Proposal, the Willis Consolidation Proposal, and the Willis Adjournment Proposal at the Willis EGM is not a condition to the obligation of Willis to consummate the Merger. Accordingly, if all of the conditions to the Merger are satisfied or waived, Willis intends to complete the Merger, whether or not the Willis Name Change Proposal, the Willis Consolidation Proposal or the Willis Adjournment Proposal have been approved. In addition, the implementation of the Willis Name Change Proposal and the Willis Consolidation Proposal are each conditioned on the consummation of the Merger. Willis does not intend to bring any other matters before the Willis EGM.

Q:	WHAT VOTE IS REQUIRED TO APPROVE THE WILLIS PROPOSALS AT THE WILLIS EXTRAORDINARY GENERAL MEETING?

A:	The Willis Share Issuance Proposal (Willis Resolution 1): The affirmative vote of at least a majority of the votes cast, either in person or by proxy, at the Willis EGM, provided that the total votes cast, including abstentions, represents over 50% in interest of all Willis ordinary shares entitled to vote on the Willis Share Issuance Proposal, is required to approve the Willis Share Issuance Proposal.

The Willis Name Change Proposal (Willis Resolution 2): The affirmative vote of at least 75% of the votes cast, either in person or by proxy, at the Willis EGM is required to approve the Willis Name Change Proposal.

The Willis Consolidation Proposal (Willis Resolution 3): The affirmative vote of at least a majority of the votes cast, either in person or by proxy, at the Willis EGM is required to approve the Willis Consolidation Proposal.

The Willis Adjournment Proposal (Willis Resolution 4): The affirmative vote of at least a majority of the votes cast, either in person or by proxy, at the Willis EGM is required to approve the Willis Adjournment Proposal.

Q:	HOW DOES THE WILLIS BOARD OF DIRECTORS RECOMMEND I VOTE?

A:	The Willis board of directors has unanimously approved the Merger, the execution of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and determined that the Merger Agreement, the Willis Proposals and other transactions contemplated by the Merger Agreement are advisable and in the best interests of Willis and its shareholders. The Willis board of directors unanimously recommends that you vote your Willis ordinary shares:

1.	“FOR” the Willis Share Issuance Proposal;

2.	“FOR” the Willis Name Change Proposal;

3.	“FOR” the Willis Consolidation Proposal; and

4.	“FOR” the Willis Adjournment Proposal.

Q:	WHAT ARE TOWERS WATSON STOCKHOLDERS BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:	Towers Watson stockholders are being asked to vote on the following proposals:

Towers Watson Proposal 1 (the Towers Watson Merger Proposal): to approve and adopt the Merger Agreement, a copy of which is attached as Annex A to this document, and to approve the transactions contemplated by the Merger Agreement, including the Merger (referred to as the “Towers Watson Merger Proposal”);

Towers Watson Proposal 2 (the Towers Watson Compensatory Arrangements Proposal): to approve, on an advisory (non-binding) basis, specified compensatory arrangements between Towers Watson and its named executive officers relating to the transactions contemplated by the Merger Agreement (referred to as the “Towers Watson Compensatory Arrangements Proposal”); and

Towers Watson Proposal 3 (the Towers Watson Adjournment Proposal): to approve the adjournment of the Towers Watson special meeting, or any adjournments thereof, to another time and place if necessary or appropriate to, among other things, solicit additional proxies if there are insufficient votes at the time of the Towers Watson special meeting to approve the Towers Watson Merger Proposal (referred to as the “Towers Watson Adjournment Proposal”).

Towers Watson stockholder approval of the Towers Watson Merger Proposal is required for completion of the Merger. Towers Watson stockholder approval of the Towers Watson Compensatory Arrangements Proposal and the Towers Watson Adjournment Proposal is not required for completion of the Merger. Towers Watson does not intend to bring any other matters before the Towers Watson special meeting.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE TOWERS WATSON SPECIAL MEETING?

A:	The Towers Watson Merger Proposal (Towers Watson Proposal 1): The affirmative vote of a majority of the outstanding shares of Towers Watson common stock entitled to vote on the proposal at the Towers Watson special meeting is required to approve the Towers Watson Merger Proposal.

The Towers Watson Compensatory Arrangements Proposal (Towers Watson Proposal 2): The affirmative vote of a majority of the votes cast affirmatively or negatively on the Towers Watson Compensatory Arrangements Proposal is required to approve, on an advisory basis, the Towers Watson Compensatory Arrangements Proposal, and such vote will not be binding on Towers Watson or its board of directors or any of its committees.

The Towers Watson Adjournment Proposal (Towers Watson Proposal 3): The affirmative vote of a majority of the votes cast affirmatively or negatively on the Towers Watson Adjournment Proposal is required to approve the Towers Watson Adjournment Proposal.

Q:	HOW DOES THE TOWERS WATSON BOARD OF DIRECTORS RECOMMEND I VOTE?

A:	The Towers Watson board of directors has unanimously approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable and in the best interests of Towers Watson and its stockholders. The Towers Watson board of directors unanimously recommends that you vote your shares of Towers Watson common stock:

1.	“FOR” the Towers Watson Merger Proposal;

2.	“FOR” the Towers Watson Compensatory Arrangements Proposal; and

3.	“FOR” the Towers Watson Adjournment Proposal.

Q:	ARE THERE ANY VOTING AGREEMENTS WITH EXISTING SHAREHOLDERS?

A:	On June 29, 2015, Towers Watson and ValueAct, a beneficial owner of approximately 10.3% of Willis ordinary shares, entered into a Voting Agreement pursuant to which, among other things, ValueAct agreed to support the transactions contemplated by the Merger Agreement by voting all Willis ordinary shares owned by ValueAct in favor of the Willis Share Issuance Proposal at the Willis EGM. For additional information, see “The Merger—Voting Agreement” beginning on page 124 of this joint proxy statement/prospectus.

Q:	WHAT DO I NEED TO DO NOW?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at your respective company’s meeting of shareholders. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in “street name” through your broker, bank or other nominee.

Q:	HOW DO I VOTE?

A:	If you are a shareholder of record of Willis as of October 2, 2015 (referred to as the “Willis record date”), or a stockholder of record of Towers Watson as of October 1, 2015 (referred to as the “Towers Watson record date”), you may submit your proxy before your respective company’s extraordinary general meeting or special meeting, as applicable, in one of the following ways:

1.	visit the website shown on your proxy card or voting instruction form to vote via the Internet, if available;

2.	call the toll-free number for telephone voting, as shown on your proxy card or voting instruction form, if available; or

3.	sign, date, mark and return the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at your respective company’s extraordinary general meeting or special meeting, as applicable.

If your shares are held in “street name,” through a broker, bank, trust company or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” shareholders who wish to vote at the meeting will need to obtain a proxy form from their broker, bank or other nominee. Your broker, bank, trust company or other nominee may provide instructions to vote by Internet or telephone.

Q:	HOW MANY VOTES DO I HAVE?

A:	Willis: You are entitled to one vote for each Willis ordinary share that you owned as of the close of business on the Willis record date. As of the close of business on the Willis record date, 180,039,931 Willis ordinary shares were outstanding and entitled to vote at the Willis EGM.

Towers Watson: You are entitled to one vote for each share of Towers Watson common stock that you owned as of the close of business on the Towers Watson record date. As of the close of business on the Towers Watson record date, 69,440,607 shares of Towers Watson common stock were outstanding and entitled to vote at the Towers Watson special meeting.

Q:	WHAT IF I SELL MY WILLIS ORDINARY SHARES BEFORE THE WILLIS EXTRAORDINARY GENERAL MEETING OR MY SHARES OF TOWERS WATSON COMMON STOCK BEFORE THE TOWERS WATSON SPECIAL MEETING?

A:	Willis: The Willis record date is earlier than the date of the Willis EGM and the date that the transaction is expected to be completed. If you transfer your shares after the Willis record date but before the Willis EGM, you will retain your right to vote at the Willis EGM.

Towers Watson: The Towers Watson record date is earlier than the date of the Towers Watson special meeting, the record and payment dates for the Towers Watson pre-merger special dividend and the date that the transaction is expected to be completed. If you transfer your shares after the Towers Watson record date but before the Towers Watson special meeting, you will retain your right to vote at the Towers Watson special meeting, but will have transferred the right to receive the Towers Watson pre-merger special dividend and the Merger Consideration. In order to receive the Towers Watson pre-merger special dividend and the Merger Consideration, you must hold your shares through the record date for the Towers Watson pre-merger special dividend and the effective time of the Merger, respectively.

Q:	IF I AM A TOWERS WATSON STOCKHOLDER, SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:	No. To the extent Towers Watson stockholders have certificated shares, such Towers Watson stockholders should keep their existing stock certificates at this time. After the transaction is completed, Towers Watson stockholders will receive written instructions for exchanging their stock certificates for Willis ordinary shares and cash in lieu of fractional shares.

Q:	WHEN AND WHERE ARE THE WILLIS EXTRAORDINARY GENERAL MEETING AND THE TOWERS WATSON SPECIAL MEETING OF SHAREHOLDERS?

A:	Willis: The Willis EGM will be held at The Pierre Hotel, 2 East 61st Street, New York, New York 10065, at 9:30 a.m., local time, on November 18, 2015.

Towers Watson: The Towers Watson special meeting will be held at Royal Palm South Beach, 1545 Collins Avenue, Miami Beach, FL 33139, at 8:00 a.m., local time, on November 18, 2015.

Q:	WHAT CONSTITUTES A QUORUM?

A:	Willis: The presence of holders of at least 50% of Willis’ ordinary shares which are issued and outstanding and entitled to vote on the Willis record date must be present in person or represented by valid proxies. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum.

Towers Watson: The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Towers Watson common stock entitled to vote on the matters to be voted on at the Towers Watson special meeting constitutes a quorum for the meeting. Abstentions and broker non-votes are considered present for purposes of determining a quorum.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK, TRUST COMPANY OR OTHER NOMINEE, WILL MY BROKER, BANK, TRUST COMPANY OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:	If your shares are held in “street name” in a stock brokerage account or by a bank, trust company or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank, trust company or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Willis or Towers Watson or by voting in person at the Willis EGM or the Towers Watson special meeting unless you obtain a “legal proxy” from your broker, bank, trust company or other nominee.

Under the rules of the NYSE and the NASDAQ, brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE (with respect to the Willis EGM) or the NASDAQ (with respect to the Towers Watson special meeting) determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Willis EGM and the Towers Watson special meeting will be “non-routine” matters. Broker non-votes occur when a broker or nominee is present in person or represented by proxy at the Willis EGM but the broker is not instructed by the beneficial owner of shares how to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are a Willis shareholder and you do not instruct your broker, bank, trust company or other nominee on how to vote your shares:

1.	your broker, bank, trust company or other nominee may not vote your shares on the Willis Share Issuance Proposal, which broker non-votes will have no effect on the vote count for such proposal but may make it more difficult to meet the requirement that the total votes cast on such proposal (including abstentions) represent over 50% in interest of all Willis ordinary shares entitled to vote on the proposal;

2.	your broker, bank, trust company or other nominee may not vote your shares on the Willis Name Change Proposal, which broker non-votes will have no effect on the vote count for such proposal (except for determining whether a quorum is present);

3.	your broker, bank, trust company or other nominee may not vote your shares on the Willis Consolidation Proposal, which broker non-votes will have no effect on the vote count for such proposal (except for determining whether a quorum is present); and

4.	your broker, bank, trust company or other nominee may not vote your shares on the Willis Adjournment Proposal, which broker non-votes will have no effect on the vote count for such proposal (except for determining whether a quorum is present).

If you are a Towers Watson stockholder and you do not instruct your broker, bank, trust company or other nominee on how to vote your shares:

1.	your broker, bank, trust company or other nominee may not vote your shares on the Towers Watson Merger Proposal, which broker non-votes will have the same effect as a vote against such proposal;

2.	your broker, bank, trust company or other nominee may not vote your shares on the Towers Watson Compensatory Arrangements Proposal, which broker non-votes will have no effect on the vote count for such proposal (except for determining whether a quorum is present); and

3.	your broker, bank, trust company or other nominee may not vote your shares on the Towers Watson Adjournment Proposal, which broker non-votes will have no effect on the vote count for such proposal (except for determining whether a quorum is present).

Q:	WHAT IF I DO NOT VOTE OR I ABSTAIN?

A:	For purposes of each of the Willis EGM and the Towers Watson special meeting, an abstention occurs when a shareholder attends the applicable meeting in person and does not vote or returns a proxy with an “abstain” vote on any proposal.

Willis Shareholders:

Willis Share Issuance Proposal: If you are a Willis shareholder and you fail to vote or fail to instruct your broker, bank, trust company or other nominee how to vote on the Willis Share Issuance Proposal, your proxy will have no effect on the vote count for such proposal but may make it more difficult to meet the requirement that the total votes cast on such proposal (including abstentions) represent over 50% in interest of all Willis ordinary shares entitled to vote on the proposal. If you respond with an “abstain” vote on the Willis Share Issuance Proposal, your proxy will count as a vote against such proposal.

Willis Name Change Proposal: If you are a Willis shareholder and you fail to vote or fail to instruct your broker, bank, trust company or other nominee how to vote on the Willis Name Change Proposal, your proxy will have no effect on the vote count for such proposal (except for determining whether a quorum is present). If you respond with an “abstain” vote on the Willis Name Change Proposal, your proxy will have no effect on the vote count for such proposal.

Willis Consolidation Proposal: If you are a Willis shareholder and you fail to vote or fail to instruct your broker, bank, trust company or other nominee how to vote on the Willis Consolidation Proposal, your proxy will have no effect on the vote count for such proposal (except for determining whether a quorum is present). If you respond with an “abstain” vote on the Willis Consolidation Proposal, your proxy will have no effect on the vote count for such proposal.

Willis Adjournment Proposal: If you are a Willis shareholder and you fail to vote and are not present in person or by proxy at the special meeting, or fail to instruct your broker, bank, trust company or other nominee how to vote on the Willis Adjournment Proposal, your proxy will have no effect on the vote count for such proposal (except for determining whether a quorum is present). If you respond with an “abstain” vote on the Willis Adjournment Proposal, your proxy will have no effect on the vote count for such proposal.

Towers Watson Stockholders:

Towers Watson Merger Proposal: If you are a Towers Watson stockholder and (i) you fail to vote or fail to instruct your broker, bank, trust company or other nominee how to vote on the Towers Watson Merger Proposal or (ii) you respond with an “abstain” vote on the Towers Watson Merger Proposal, your proxy will have the same effect as a vote cast against the Towers Watson Merger Proposal.

Towers Watson Compensatory Arrangements Proposal: If you are a Towers Watson stockholder and you fail to vote and are not present in person or by proxy at the special meeting, or fail to instruct your broker, bank, trust company or other nominee how to vote on the Towers Watson Adjournment Proposal, your proxy will have no effect on the vote count for such proposal (except for determining whether a quorum is present). If you respond with an “abstain” vote on the Towers Watson Compensatory Arrangements Proposal, your proxy will have no effect on the vote count for such proposal (except for determining whether a quorum is present).

Towers Watson Adjournment Proposal: If you are a Towers Watson stockholder and you fail to vote and are not present in person or by proxy at the special meeting, or fail to instruct your broker, bank, trust company or other nominee how to vote on the Towers Watson Adjournment Proposal, your proxy will have no effect on the vote count for such proposal (except for determining whether a quorum is present). If you respond with an “abstain” vote on the Towers Watson Adjournment Proposal, your proxy will have no effect on the vote count for such proposal (except for determining whether a quorum is present).

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY OR VOTING INSTRUCTION CARD WITHOUT INDICATING HOW TO VOTE?

A:	If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the Willis ordinary shares represented by your proxy will be voted “FOR” the Willis Proposals in accordance with the recommendation of the Willis board of directors or the shares of Towers Watson common stock represented by your proxy will be voted “FOR” each proposal in accordance with the recommendation of the Towers Watson board of directors.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:	Yes. As a Willis shareholder, you may change your vote or revoke a proxy at any time before your proxy is voted at the Willis EGM by:

•	timely delivering written notice that you have revoked your proxy to the Company Secretary of Willis at least one hour before the commencement of the EGM at the following address:

Willis Group Holdings Public Limited Company

200 Liberty Street, 7th Floor

New York, NY 10281-1003

Attention: Company Secretary

•	timely submitting your voting instructions again by telephone or over the Internet;

•	signing and returning by mail a proxy card with a later date so that it is received prior to the Willis EGM; or

•	attending the Willis EGM and voting by ballot in person.

Attending the Willis EGM will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail.

As a Towers Watson stockholder, you may change your vote or revoke a proxy at any time before your proxy is voted at the Towers Watson special meeting by:

•	sending a written notice of revocation to the Secretary of Towers Watson at 901 N. Glebe Road, Arlington, Virginia 22203 that is received by Towers Watson prior to 11:59 p.m., Eastern time, on the day preceding the Towers Watson special meeting, stating that you would like to revoke your proxy; or

•	submitting a new proxy or voting instruction form bearing a later date (by Internet, telephone or mail) that is received no later than the deadline specified on the proxy card; or

•	attending the Towers Watson special meeting and voting in person.

Attending the Towers Watson special meeting will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail.

Please note, however, that under the rules of the NYSE and the NASDAQ, any beneficial owner of Willis ordinary shares or Towers Watson common stock whose shares are held in street name by a NYSE (with respect to Willis ordinary shares) or a NASDAQ (with respect to Towers Watson common stock) member brokerage firm may revoke its proxy and vote its shares in person at the Willis EGM or the Towers Watson special meeting only in accordance with applicable rules and procedures as employed by such beneficial owner’s brokerage firm. If your shares are held in an account at a broker, bank, trust company or other nominee, you should contact your broker, bank, trust company or other nominee to change your vote.

If you hold shares indirectly in the Willis benefit plans or Towers Watson benefits plans, you should contact the trustee of your plan, as applicable, to change your vote of the shares allocated to your benefit plan.

Attending the Willis EGM or the Towers Watson special meeting will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail. You must vote by ballot at the Willis EGM or Towers Watson special meeting to change your vote.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:	Willis shareholders and Towers Watson stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold Willis ordinary shares and/or Towers Watson common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Willis ordinary shares or Towers Watson common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Willis ordinary shares and Towers Watson common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please sign, date, mark and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every Willis ordinary share and/or share of Towers Watson common stock that you own.

Q:	ARE TOWERS WATSON STOCKHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A:	Yes. Towers Watson stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. More information regarding these appraisal rights is provided in this document, and the provisions of the DGCL that grant appraisal rights and govern such procedures are attached as Annex D to this joint proxy statement/prospectus. You should read these provisions carefully and in their entirety. See “Appraisal Rights” beginning on page 213 of this joint proxy statement/prospectus.

Q:	ARE WILLIS SHAREHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A:	No. Willis shareholders are not entitled to appraisal rights under Irish law. Willis shareholders will not be exchanging their Willis ordinary shares in connection with the Merger. There are no appraisal rights in connection with the Consolidation.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO TOWERS WATSON STOCKHOLDERS?

A:	In general, a U.S. holder will recognize gain or loss equal to the difference between (i) the sum of the fair market value of (x) the Willis ordinary shares received by such U.S. holder in the Merger and (y) any fractional Willis ordinary shares that such U.S. holder would otherwise have been entitled to receive in the Merger and (ii) the aggregate tax basis in the Towers Watson common stock surrendered in the Merger. A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized in the Merger other than in certain specific circumstances, as further described under “Certain Tax Consequences of the Transactions—U.S. Federal Income Tax Consequences of the Merger—Tax Consequences to Non-U.S. Holders.”

Towers Watson intends to report the Towers Watson pre-merger special dividend as a distribution with respect to its common stock that will be taxable as a dividend to the extent of Towers Watson’s earnings and profits for U.S. federal income tax purposes. Towers Watson does not expect that the amount of the Towers Watson pre-merger special dividend will exceed its current and accumulated earnings and profits.

Towers Watson stockholders should consult their tax advisors as to the particular tax consequences to them of the transaction, including the effect of U.S. federal, state and local tax laws and foreign tax laws. For a more detailed discussion of the material U.S. federal income tax consequences of the Merger and Towers Watson pre-merger special dividend, see “Certain Tax Consequences of the Transactions—U.S. Federal Income Tax Consequences of the Merger” and “Certain Tax Consequences of the Transactions—U.S. Federal Income Tax Consequences of the Towers Watson Pre-Merger Special Dividend.”

Q:	WHAT ARE THE IRISH TAX CONSEQUENCES OF THE MERGER TO TOWERS WATSON STOCKHOLDERS?

A:	Towers Watson stockholders should consult their tax advisors as to the particular Irish tax consequences to them of the transaction. For a detailed discussion of the material Irish tax consequences of the Merger, including the Irish stamp duty and capital acquisitions tax consequences of certain transfers of Willis ordinary shares and the Irish tax consequences of distributions made by Willis, see “Certain Tax Consequences of the Transactions—Irish Tax Considerations.”

Q:	WHAT HAPPENS IF THE MERGER IS NOT COMPLETED?

A:	If the Merger is not completed, Towers Watson stockholders will not receive any consideration for their shares of Towers Watson common stock and may not receive the Towers Watson pre-merger special dividend. Instead, Towers Watson will remain an independent public company and its common stock will continue to be listed and traded on the NASDAQ. Willis ordinary shares will continue to be listed and traded on the NYSE. Under specified circumstances, Willis or Towers Watson may be required to pay to, or be entitled to receive from, the other party a fee with respect to the termination of the Merger Agreement, see “The Merger Agreement—Termination of the Merger Agreement; Termination Fees” beginning on page 143 of this joint proxy statement/prospectus.

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?

A:	If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this document or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares.

Willis shareholders should contact Morrow & Co. LLC, the proxy solicitation agent for Willis, at 470 West Avenue—3rd floor, Stamford, CT 06902 or by email at wsh.info@morrowco.com. Banks and brokers call collect: (203) 658-9400; all others call toll free: (800) 278-2141.

Towers Watson stockholders should contact MacKenzie Partners, Inc. (referred to as “MacKenzie”), the proxy solicitation agent for Towers Watson, at105 Madison Avenue, New York, New York 10016 or by email at proxy@mackenziepartners.com. Banks and brokers call collect: (212) 929-5500; all others call toll free: (800) 322-2885.

Q:	AS A HOLDER OF TOWERS WATSON OPTIONS OR RESTRICTED STOCK UNITS, WHAT WILL I RECEIVE UPON THE COMPLETION OF THE MERGER?

A:	As further detailed in the section entitled “The Merger Agreement—Treatment of Towers Watson Stock Options and Restricted Stock Unit Awards,” immediately prior to the effective time of the Merger, each Towers Watson stock option and restricted stock unit award that is outstanding immediately prior to the effective time of Merger will be exchanged for corresponding equity awards of Willis based upon the Exchange Ratio.

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer before you decide how to vote with respect to the merger-related proposals. In addition, we incorporate by reference important business and financial information about Willis and Towers Watson into this document. For a description of, and how to obtain, this information, see “Where You Can Find More Information” beginning on page 226 of this joint proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item.

Information about the Companies

Willis

Willis Group Holdings Public Limited Company

200 Liberty Street, 7th Floor

New York, NY 10281-1003

Telephone: (800) 234-8596 or (212) 915-8888

51 Lime Street

London, EC3M 7DQ

England

Telephone: (011) (44)-(20)-3124-6000

Willis is a leading risk advisor, employee benefits consultant, insurance and reinsurance broker with a global network spanning 120 countries. Willis experts deliver intelligent solutions to clients with the aim of increasing their resilience and improving their understanding and management of risk. Willis prides itself on taking an analytical approach to each client challenge and has specialist practices in major industries including Construction, Financial Services, Natural Resources, TMT and Transportation.

Willis was incorporated in Ireland on September 24, 2009 to facilitate the change of the place of incorporation of the parent company of Willis and its subsidiaries (collectively, referred to as the “Willis Group”) from Bermuda to Ireland. Willis ordinary shares are listed on the NYSE under the symbol “WSH.”

Merger Sub

Citadel Merger Sub, Inc.

c/o Willis Group Holdings Public Limited Company

200 Liberty Street, 7th Floor

New York, NY 10281-1003

Telephone: (800) 234-8596 or (212) 915-8888

51 Lime Street

London, EC3M 7DQ

England

Telephone: (011) (44)-(20)-3124-6000

Merger Sub is a Delaware corporation and currently a direct wholly owned subsidiary of Willis. Merger Sub was incorporated on June 25, 2015 for the purposes of effecting the Merger. To date, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the Merger Agreement, the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the proposed transaction.

Towers Watson

Towers Watson & Co.

901 N. Glebe Road

Arlington, VA 22203

Telephone: (703) 258-8000

Towers Watson is a leading global professional services company that helps organizations improve performance through effective people, risk and financial management. Towers Watson offers consulting, technology and solutions in the areas of benefits, talent management, rewards and risk and capital management. Towers Watson was formed on January 1, 2010, from the merger of Towers, Perrin, Forster & Crosby, Inc. and Watson Wyatt Worldwide, Inc., two leading professional services firms that traced their roots back more than 100 years. Towers Watson’s common stock is listed on the NASDAQ Stock Market under the symbol “TW.”

The Merger

The terms and conditions of the Merger are contained in the Merger Agreement, which is attached to this document as Annex A. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

Pursuant to the Merger Agreement, Willis will combine with Towers Watson in an all-stock merger of equals transaction. Merger Sub will merge with and into Towers Watson, with Towers Watson continuing as the surviving corporation. Following the Merger, Towers Watson will be a subsidiary of Willis and Towers Watson common stock will be delisted from the NASDAQ, deregistered under the Exchange Act and cease to be publicly traded.

Towers Watson Pre-Merger Special Dividend

Two business days immediately prior to the closing date, Towers Watson intends to declare and pay a special dividend, in an amount of $4.87 per share of Towers Watson common stock.

Consideration to Towers Watson Stockholders

Each issued and outstanding share of Class A common stock of Towers Watson, other than those held by Towers Watson, Willis or Merger Sub and dissenting shares, will be converted into the right to receive the Merger Consideration, which is 2.6490 Willis ordinary shares.

It is anticipated that Willis shareholders and Towers Watson stockholders, in each case as of immediately prior to the Merger, will hold approximately 50.1% and 49.9%, on a fully-diluted basis, respectively, of the Willis ordinary shares immediately after completion of the Merger. The foregoing expected ownership percentages were calculated based on what holders of shares and equity awards of Willis and Towers Watson would be expected to own immediately following the completion of the Merger on a fully diluted basis using the treasury stock method. It is currently estimated that, if the Merger is completed, Willis will issue or reserve for issuance approximately 184,494,306 million Willis ordinary shares.

No holder of Towers Watson common stock will be issued fractional Willis ordinary shares in the Merger. All fractional ordinary shares of Willis will be aggregated and sold in the open market for holders of shares of Towers Watson common stock by the exchange agent and each holder of Towers Watson common stock who would otherwise have been entitled to receive a fraction of a Willis share will receive, in lieu thereof, cash, without interest, in an amount equal to the proceeds from such sale by the exchange agent, if any, less any brokerage commissions or other fees, from the sale of such fractional Willis share in accordance with such holders’ fractional interest in the aggregate number of Willis ordinary shares sold.

Treatment of Towers Watson Stock Options and Restricted Stock Unit Awards

The consummation of the Merger will constitute a “change in control” with respect to Towers Watson equity awards and will result in accelerated vesting of certain such awards if the grantee’s employment is terminated without “cause” within 12 months following the effective time of the Merger. Towers Watson equity awards will be treated as follows:

Stock Options. As of immediately prior to the effective time of the Merger, each Towers Watson stock option, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time of the Merger will be assumed by Willis and will be converted into a stock option to acquire a number of Willis ordinary shares (rounded down to the nearest whole share) equal to the product of (a) the number of shares of Towers Watson common stock subject to such Towers Watson stock option and (b) the Exchange Ratio. The exercise price per share of the converted stock option will be an amount (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of the Towers Watson stock option by (y) the Exchange Ratio. Each stock option so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Towers Watson stock option immediately prior to the effective time of the Merger, except that a grantee’s Towers Watson stock options will vest if the grantee’s employment is terminated without “cause” within 12 months following the effective time of the Merger.

Restricted Stock Units. As of immediately prior to the effective time of the Merger, each outstanding and unvested Towers Watson restricted stock unit award (each, referred to as a “Towers Watson RSU Award”) will be assumed by Willis and will be converted into a Willis restricted stock unit award corresponding to a number of Willis ordinary shares equal to the product of (a) the number of shares of Towers Watson common stock underlying the applicable Towers Watson RSU Award and (b) the Exchange Ratio. Each Towers Watson RSU Award so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Towers Watson RSU Award immediately prior to the effective time of the Merger, except that a grantee’s Towers Watson RSU Award will vest if the grantee’s employment is terminated without “cause” within 12 months following the effective time of the Merger. Notwithstanding the foregoing, as of immediately prior to the effective time of the Merger, with respect to each Towers Watson RSU Award that has vested but not settled, and each Towers Watson RSU Award granted to a non-employee director, each unvested Towers Watson RSU Award granted to a non-employee director will be deemed to have vested, the shares of Towers Watson common stock underlying such awards will be deemed to have been issued and such award and such shares will immediately thereafter be canceled and converted into the right to receive the Merger Consideration in respect of each share of Towers Watson common stock underlying such award.

Performance-Based Awards. Each outstanding Towers Watson RSU award granted pursuant to the Towers Watson 2009 Long Term Incentive Plan (referred to as the “Towers Watson 2009 LTIP”) that is subject to performance-based vesting conditions (each, referred to as a “Towers Watson PVRSU Award”) will be converted into a service-vesting award corresponding to a number of Willis ordinary shares (rounded down to the nearest whole share) equal to the product of (a) the applicable number of shares of Towers Watson common stock subject to such Towers Watson PVRSU Award and (b) the Exchange Ratio. The applicable number of shares of Towers Watson common stock to be so converted will be determined by applying the target level of performance or, if greater, the actual performance through the most recent date prior to the effective time of the Merger for which performance goal achievement can reasonably be determined. The converted Towers Watson PRVSU Award will no longer be subject to performance-based vesting criteria. Otherwise, Towers Watson PVRSU Awards so assumed and converted otherwise will continue to have, and will be subject to, the same time-based vesting and other terms and conditions as applied to the applicable Towers Watson RSU award immediately prior to the effective time of the Merger, except that a grantee’s Towers Watson PVRSU Award will vest if the grantee’s employment is terminated without “cause” within 12 months following the effective time of the Merger. At the time the Towers Watson pre-merger special dividend is paid, each share underlying a Towers Watson PVRSU Award will be credited with a corresponding notional dividend, which will be paid out in cash at the time the assumed and converted award vests. Notwithstanding the foregoing, restricted stock units under a Towers Watson PVRSU Award that have vested as of the closing date but have not yet been settled as of such date will be deemed to have settled and shall have the right to receive the Merger Consideration in respect of each share of Towers Watson common stock underlying such award.

For an estimate of the amounts that would become payable to each of Towers Watson’s named executive officers on “double-trigger” vesting of their unvested equity-based awards, see “The Merger—Interests of Towers Watson’s Directors and Executive Officers in the Transaction—Golden Parachute Compensation” beginning on page 119 of this joint proxy statement/prospectus. These amounts are double trigger in nature because vesting is accelerated only upon a qualifying termination occurring within 12 months following the effective time of the Merger.

Recommendation of the Willis Board of Directors and Willis’ Reasons for the Merger

After careful consideration, the Willis board of directors unanimously recommends that Willis shareholders vote “FOR” the Willis Share Issuance Proposal, “FOR” the Willis Name Change Proposal, “FOR” the Willis Consolidation Proposal and “FOR” the Willis Adjournment Proposal.

In reaching its decision, the Willis board of directors considered a number of factors as generally supporting its decision to enter into the Merger Agreement. These factors include, among others, the expectation that the Merger would create a leading integrated global advisory, broking and solutions firm; significantly increased scale, revenues and cost savings; a broader platform to deliver sustainable growth and substantial value for shareholders of the combined company; expected operating and tax synergies; an enhanced credit profile with increased earnings and cash flow and better access to capital markets as a result of enhanced size and business diversification. The Willis board of directors also considered a variety of risks and other potentially negative factors concerning the Merger, including, among others, the risk that the Merger might not be completed in a timely manner, risks related to Towers Watson’s business, risks related to regulatory approvals necessary to complete the Merger, risks related to certain terms of the Merger Agreement (including restrictions on the conduct of Willis’ business prior to the completion of the Merger and the requirement that Willis pay Towers Watson a termination fee in certain circumstances), risks related to the diversion of management and resources from other strategic opportunities and challenges and difficulties relating to integrating the operations of Willis and Towers Watson. For a more complete description of Willis’ reasons for the Merger and the recommendation of the Willis board of directors, see “The Merger—Recommendation of the Willis Board of Directors and Willis’ Reasons for the Merger” beginning on page 80 of this joint proxy statement/prospectus.

Opinion of Willis’ Financial Advisor

Willis engaged Perella Weinberg Partners LP (referred to as “Perella Weinberg”) to act as its financial advisor with respect to the merger of equals transaction with Towers Watson. On June 29, 2015, Perella Weinberg rendered its oral opinion (which was subsequently confirmed in writing on the same date) to the Willis board of directors, to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Exchange Ratio is fair, from a financial point of view, to Willis. The full text of Perella Weinberg’s written opinion, dated as of June 29, 2015, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. Perella Weinberg’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Perella Weinberg in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. It should be noted that Perella Weinberg’s opinion speaks as of the date rendered and not as of any subsequent date, including the date on which the Merger is completed. Although subsequent developments may affect its opinion, Perella Weinberg does not have any obligation to update, revise or reaffirm its opinion.

For a description of the opinion that Willis received from Perella Weinberg, see “The Merger—Opinion of Willis’ Financial Advisor” beginning on page 84 of this joint proxy statement/prospectus.

Recommendation of the Towers Watson Board of Directors and Towers Watson’s Reasons for the Merger

After careful consideration, the Towers Watson board of directors unanimously recommends that Towers Watson stockholders vote “FOR” the Towers Watson Merger Proposal, “FOR” the Towers Watson Compensatory Arrangements Proposal and “FOR” the Towers Watson Adjournment Proposal.

In reaching its decision, the Towers Watson board of directors considered a number of factors as generally supporting its decision to enter the Merger Agreement, including, among others, that the Merger Consideration would be payable in a highly liquid stock, the Towers Watson board of directors’ belief that the Merger would create a leading integrated global advisory, broking and solutions firm with substantially increased scale, diversification, revenues and cash flow which would provide a strong, sustainable platform for future revenue and earnings growth and that the combined company would have a more efficient tax structure than Towers Watson on a standalone basis. The Towers Watson board of directors also considered a variety of risks and other potentially negative factors concerning the Merger, including, among others, the risk that the Merger might not be completed in a timely manner, risks related to Willis’ business, risks related to regulatory approvals necessary to complete the Merger, risks related to certain terms of the Merger Agreement (including restrictions on the conduct of Towers Watson’s business prior to the completion of the Merger and the requirement that Towers Watson pay Willis a termination fee in certain circumstances), risks related to the diversion of management and resources from other strategic opportunities and challenges and difficulties relating to integrating the operations of Willis and Towers Watson. For a more complete description of Towers Watson’s reasons for the combination and the recommendations of the Towers Watson board of directors, see “The Merger—Recommendation of the Towers Watson Board of Directors and Towers Watson’s Reasons for the Merger” beginning on page 93 of this joint proxy statement/prospectus.

Opinion of Towers Watson’s Financial Advisor

In connection with the Merger, Towers Watson’s financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, referred to as BofA Merrill Lynch, delivered a written opinion, dated June 29, 2015, to the Towers Watson board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the Exchange Ratio (after giving effect to the Towers Watson pre-merger special dividend) to holders of Towers Watson common stock. The full text of BofA Merrill Lynch’s written opinion, which we encourage you to read in its entirety, is attached as Annex C to this joint proxy statement/prospectus and sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch delivered its opinion for the benefit and use of the Towers Watson board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the Exchange Ratio (after giving effect to the Towers Watson pre-merger special dividend) from a financial point of view. BofA Merrill Lynch’s opinion did not address any other aspect of the Merger or the related transactions and no opinion or view was expressed as to the relative merits of the Merger or any related transactions in comparison to other strategies or transactions that might be available to Towers Watson or in which Towers Watson might engage or as to the underlying business decision of Towers Watson to proceed with or effect the Merger or any related transactions. BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger, any related transactions or any other matter. It should be noted that BofA Merrill Lynch’s opinion speaks as of the date rendered and not as of any subsequent date, including the date on which the Merger is completed. Although subsequent developments may affect its opinion, BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion.

For a description of the opinion that the Towers Watson board of directors received from BofA Merrill Lynch, see “The Merger—Opinion of Towers Watson’s Financial Advisor” beginning on page 97 of this joint proxy statement/prospectus.

Willis Extraordinary General Meeting of Shareholders

The Willis EGM will be held on November 18, 2015, at 9:30 a.m. (local time) at The Pierre Hotel, at 2 East 61st Street, New York, New York 10065. At the Willis EGM, Willis shareholders will be asked to approve the Willis Share Issuance Proposal, the Willis Name Change Proposal, the Willis Consolidation Proposal and the Willis Adjournment Proposal.

The Willis board of directors has fixed the close of business on October 2, 2015 as the record date for determining the holders of Willis ordinary shares entitled to receive notice of and to vote at the Willis EGM. As of the Willis record date, there were 180,039,931 Willis ordinary shares outstanding and entitled to vote at the Willis EGM held by a total of 1,369 registered holders. Each Willis ordinary share entitles the holder to one vote on the Willis Proposals to be considered at the Willis EGM. As of the Willis record date, directors and executive officers of Willis and their affiliates owned and were entitled to vote 19,060,342 million Willis ordinary shares, representing less than 10.6% of Willis ordinary shares outstanding on that date. Willis currently expects that Willis’ directors and executive officers will vote all their ordinary shares in favor of the Willis Proposals, although none of them has entered into any agreements obligating them to do so.

Approval of the Willis Share Issuance Proposal requires the affirmative vote of holders of a majority of the outstanding Willis ordinary shares voted, either in person or by proxy, at the Willis EGM provided that the total votes cast, including abstentions, represents over 50% in interest of all Willis ordinary shares entitled to vote on the Willis Share Issuance Proposal.

Approval of the Willis Name Change Proposal requires the affirmative vote of at least 75% of the votes cast, either in person or by proxy, at the Willis EGM.

Approval of the Willis Consolidation Proposal requires the affirmative vote of at least a majority of the votes cast, either in person or by proxy, at the Willis EGM.

Approval of the Willis Adjournment Proposal requires the affirmative vote of at least a majority of the votes cast, either in person or by proxy, at the Willis EGM.

Completion of the Merger is conditioned on, among other things, approval of the Willis Share Issuance Proposal. Approval of each of the Willis Name Change Proposal, the Willis Consolidation Proposal and the Willis Adjournment Proposal at the Willis EGM is not a condition to the obligation of Willis to consummate the Merger. Accordingly, if all of the conditions to the Merger are satisfied or waived, Willis intends to complete the Merger, whether or not the Willis Name Change Proposal, the Willis Consolidation Proposal or the Willis Adjournment Proposal have been approved. In addition, the implementation of the Willis Name Change Proposal and the Willis Consolidation Proposal are each conditioned on the consummation of the Merger.

Towers Watson Special Meeting of Stockholders

The Towers Watson special meeting will be held at 8:00 a.m., local time, on November 18, 2015, located at Royal Palm South Beach, 1545 Collins Avenue, Miami Beach, FL 33139. At the Towers Watson special meeting, Towers Watson stockholders will be asked to approve the Towers Watson Merger Proposal, the Towers Watson Compensatory Arrangements Proposal and the Towers Watson Adjournment Proposal.

The Towers Watson board of directors has fixed the close of business on October 1, 2015 as the record date for determining the holders of shares of Towers Watson common stock entitled to receive notice of and to vote at the Towers Watson special meeting. Only holders of record of shares of Towers Watson common stock at the close of business on the Towers Watson record date will be entitled to notice of and to vote at the Towers Watson special meeting and any adjournment or postponement thereof. As of the Towers Watson record date, there were 69,440,607 shares of Towers Watson common stock outstanding and entitled to vote at the Towers Watson special meeting held by 313 holders of record. Each share of Towers Watson common stock entitles the holder to one vote on each proposal to be considered at the Towers Watson special meeting. As of the record date, directors and executive officers of Towers Watson and their affiliates owned and were entitled to vote 621,891.25 shares of Towers Watson common stock, representing less than one percent of the shares of Towers Watson common stock outstanding on that date. Towers Watson currently expects that Towers Watson’s directors and executive officers will vote their shares in favor of the Towers Watson Merger Proposal, the Towers Watson Compensatory Arrangements Proposal and the Towers Watson Adjournment Proposal, although none of them has entered into any agreements obligating them to do so.

Approval of the Towers Watson Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Towers Watson common stock entitled to vote on the Towers Watson Merger Proposal at the Towers Watson special meeting.

Approval of the Towers Watson Compensatory Arrangements Proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively on the Towers Watson Compensatory Arrangements Proposal, although such vote will not be binding on Towers Watson or its board of directors or any of its committees.

Approval of the Towers Watson Adjournment Proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively on the Towers Watson Adjournment Proposal.

Voting Agreement

On June 29, 2015, Towers Watson and ValueAct, a beneficial owner of approximately 10.3% of Willis ordinary shares, entered into a Voting Agreement pursuant to which, among other things, ValueAct agreed to support the transactions contemplated by the Merger Agreement by voting all Willis ordinary shares owned by ValueAct in favor of the Willis Share Issuance Proposal at the Willis EGM. For additional information, see “The Merger—Voting Agreement” beginning on page 124 of this joint proxy statement/prospectus.

Interests of Willis’ Directors and Executive Officers in the Transaction

In considering the recommendation of the Willis board of directors that Willis shareholders vote to approve the Merger, you should be aware that some of Willis’ directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Willis’ shareholders generally. Interests of directors and officers that may be different from or in addition to the interests of Willis’ shareholders include, but are not limited to:

•	Willis’ executive officers are parties to employment agreements with Willis that provide for severance payments and benefits in the event of qualifying terminations of employment in connection with or following the Merger.

•	Under the terms of their respective employment agreements and applicable equity incentive award agreements, Willis’ executive officers hold equity incentive awards that will be subject to accelerated vesting provisions in the event of qualifying terminations of employment in connection with or following the Merger.

•	Certain of Willis’ directors will continue to serve as directors of Willis following the closing of the Merger.

These interests are discussed in more detail in the section entitled “The Merger—Interests of Willis’ Directors and Executive Officers in the Transaction” beginning on page 113 of this joint proxy statement/prospectus and “The Merger—Board of Directors and Management after the Transaction” beginning on page 113 of this joint proxy statement/prospectus. The members of the Willis board of directors were aware of the different or additional interests set forth herein and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, and in recommending to the shareholders of Willis that the Willis Share Issuance Proposal, the Willis Name Change Proposal, and the Willis Consolidation Proposal be approved.

Interests of Towers Watson’s Directors and Executive Officers in the Transaction

In considering the recommendation of the Towers Watson board of directors that Towers Watson stockholders vote to approve the Merger, you should be aware that some of Towers Watson’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Towers Watson’s stockholders generally. Interests of directors and officers that may be different from or in addition to the interests of Towers Watson’s stockholders include, but are not limited to:

•	The Merger Agreement provides for conversion of all Towers Watson stock options and restricted stock units into either the Merger Consideration or corresponding equity awards of Willis.

•	A pro rata annual bonus for the year in which the effective time of the Merger occurs may be paid to Towers Watson’s executive officers. However, Towers Watson has not entered into employment agreements or change-in-control severance agreements with its executive officers and does not provide any form of tax gross-ups. Executive officers are eligible for the same severance pay plan as all U.S.-based associates. The plan provides for severance pay in an amount equal to three weeks’ base pay for each completed year of the employee’s service, plus twelve weeks, up to a maximum of 44 weeks’ pay, payable in a lump sum upon termination. The Merger will be a “change in control” for purposes of Towers Watson equity awards.

•	Under the terms of their respective equity incentive award agreements, equity incentive awards held by Towers Watson’s non-employee directors will fully vest at the effective time of the Merger.

•	Certain of Towers Watson’s directors will serve as directors of Willis following the closing of the Merger.

•	Towers Watson’s directors and executive officers are entitled to continued indemnification and insurance coverage under the Merger Agreement.

In addition, in August 2015, the Compensation Committee of the Towers Watson board of directors determined that the Merger would constitute a “Change in Control” under Towers Watson’s compensation plans. As a result, in accordance with the terms of their respective equity incentive award agreements, Towers Watson’s executive officers and employee directors hold:

•	Towers Watson PVRSU Awards that will be converted at the effective time of the Merger into RSU Awards subject to service-based vesting conditions; and

•	equity awards that will be subject to accelerated vesting provisions in the event of qualifying terminations of employment in connection with or following the Merger.

Also as a result of the August 2015 Compensation Committee action, account balances under the Towers Watson & Co. Voluntary Deferred Compensation Plan for Non-Employee Directors will be paid as soon as practical after the Merger (such account balances are currently fully vested).

These interests are discussed in more detail in the section entitled “The Merger—Interests of Towers Watson’s Directors and Executive Officers in the Transaction” beginning on page 117 of this joint proxy statement/prospectus and “The Merger—Board of Directors and Management after the Transaction” beginning on page 113 of this joint proxy statement/prospectus. The members of the Towers Watson board of directors were aware of the different or additional interests set forth above and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending to the stockholders of Towers Watson that the Towers Watson Merger Proposal be approved.

Board of Directors and Management after the Transaction

Following the completion of the Merger, the combined company’s board of directors will consist of twelve directors in total, six directors to be selected by Towers Watson and six directors to be selected by Willis.

Upon completion of the Merger:

•	James McCann will become Chairman of the board of directors of the combined company;

•	John J. Haley will become Chief Executive Officer of the combined company; and

•	Dominic Casserley will become President and Deputy Chief Executive Officer of the combined company.

For additional information, see “The Merger Agreement—Covenants and Agreements—Post-Merger Organizational Matters” beginning on page 135 of this joint proxy statement/prospectus.

Regulatory Approvals Required for the Transaction

Willis and Towers Watson have each agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the Merger Agreement. These approvals include approval from the Department of Justice, the Federal Trade Commission, the European Commission and the Financial Conduct Authority in the United Kingdom and various other federal, state and foreign regulatory authorities and self-regulatory organizations.

Willis and Towers Watson are in the process of completing the filing of applications and notifications to obtain the required regulatory approvals. Although Willis and Towers Watson believe that the transactions do not raise substantial regulatory concerns and that all requisite regulatory approvals can be obtained on a timely basis, Willis and Towers Watson cannot be certain when or if these approvals will be obtained. For additional information, see “The Merger—Regulatory Approvals Required for the Transaction” ” beginning on page 121 of this joint proxy statement/prospectus.

No Solicitation; Third Party Acquisition Proposals

Under the terms of the Merger Agreement, each of Willis and Towers Watson has agreed that it will not (and will not permit any of its subsidiaries to, and that it will cause its directors, officers and employees not to, and that it will use its reasonable best efforts to cause its other representatives not to), directly or indirectly solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders or stockholders, as applicable) which constitutes or would be reasonably expected to lead to a competing acquisition proposal, participate in any negotiations regarding, or furnish to any person or entity any nonpublic information relating to it or any of its respective subsidiaries in connection with a competing acquisition proposal, engage in discussions with any person or entity with respect to any competing acquisition proposal, except as required by the duties of the members of its board of directors under applicable laws, waive, terminate, modify or release any person or entity (other than the other party and its affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation, approve or recommend, or propose publicly to approve or recommend, any competing acquisition proposal, withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to the other party, the recommendation by its board of directors to its shareholders or stockholders, as applicable, to vote in favor of its respective proposals or enter into any letter of intent or similar document relating to, or any agreement or commitment providing for, any competing acquisition proposal (other than as permitted in the Merger Agreement).

Nevertheless, Willis and Towers Watson may inform a person or entity that has made or, to its knowledge, is considering making a competing acquisition proposal of the non-solicitation provisions of the Merger Agreement.

If Willis or Towers Watson receives, prior to obtaining approval of the Willis Share Issuance Proposal or the Towers Watson Merger Proposal, as applicable, a bona fide, unsolicited, written competing acquisition proposal, which its board of directors determines in good faith after consultation with its outside legal and financial advisors (i) constitutes a superior proposal or (ii) would reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a superior proposal or, in the case of Willis, if required by Rule 20.2 of the Irish Takeover Rules, then in any such event it may take the following actions: (x) furnish nonpublic information to the person or entity making such competing acquisition proposal, if, and only if, prior to so furnishing such information, receives from such person or entity an executed confidentiality agreement with confidentiality terms that are no less favorable in the aggregate to it than those contained in the confidentiality agreement between Willis and Towers Watson (provided, however, that the confidentiality agreement is not required to contain standstill provisions) and (y) engage in discussions or negotiations with such person or entity with respect to the competing acquisition proposal.

Change of Recommendation

The Willis board of directors and the Towers Watson board of directors are entitled to approve or recommend, or propose publicly to approve or recommend a competing acquisition proposal or withdraw, change, amend, modify or qualify its recommendation, in a manner adverse to the other party, prior to the approval of the Willis Share Issuance Proposal or the Towers Watson Merger Proposal, as applicable, if:

•	following receipt of a bona fide, unsolicited, written competing acquisition proposal, which such board of directors determines in good faith after consultation with its outside legal and financial advisors is a superior proposal and if (x) such proposal was received after the date of the Merger Agreement and did not result from a breach of the non-solicitation provisions of the Merger Agreement and (y) such board of directors has determined in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the duties of the members of the board of directors under applicable laws (such a change of recommendation, referred to as an “acquisition proposal change of recommendation”); or

•

in response to a change, effect, development, circumstance, condition, state of facts, event or occurrence (that does not relate to a competing acquisition proposal) that (a) was not known to the board of directors, or the material consequences of which (based on facts known to members of the board of directors as of the date of the Merger Agreement) were not reasonably foreseeable, as of the date of the Merger Agreement, (b) becomes known by the board of directors prior to the receipt of the stockholder approval and (c) if such board of directors has determined in good faith after consultation with its outside legal counsel that the failure to take such action would constitute a breach of the duties of the members of the board of directors under applicable laws, subject to certain exceptions (such a change of recommendation, referred to as an “intervening event change of recommendation”) (either an acquisition proposal change of recommendation or an intervening event change of recommendation, referred to as a “change of recommendation”).

However, (i) prior to such board of directors making an intervening event change of recommendation, the party making such a change of recommendation must provide the other party with three business days’ prior written notice advising the other party that it intends to effect an intervening event change of recommendation and specifying, in reasonable detail, the reasons (including the material facts and circumstances related to the applicable intervening event), and during such three business day period, the party changing its recommendation must consider in good faith any proposal by the other party to amend the terms and conditions of the Merger Agreement in a manner that would obviate the need to effect the intervening event change of recommendation and (ii) prior to such board of directors making an acquisition proposal change of recommendation, the party making such a change of recommendation must provide the other party with three business days’ prior written notice (and any material amendment to the amount or form of consideration payable in connection with the applicable competing acquisition proposal will require a new notice and an additional two business day period) advising the other party that its board of directors intends to take such action and specifying the material terms and conditions of the competing acquisition proposal, and during such three business day period (or subsequent two business day period), the party changing its recommendation will consider and negotiate in good faith any proposal by the other party to amend the terms and conditions of the Merger Agreement such that such the competing acquisition proposal would no longer constitute a “superior proposal.”

Conditions to the Completion of the Merger

Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver on or prior to the closing date of the Merger of the following conditions:

•	approval of the Willis Share Issuance Proposal and the Towers Watson Merger Proposal;

•	the effectiveness of the registration statement on Form S-4 of which this document forms a part and no stop order suspending the effectiveness of such registration statement having been issued by the SEC and remaining in effect and no proceeding to that effect having been commenced or threatened;

•	the absence of any injunction or other legal prohibition or restraint on the Merger;

•	authorization for listing on the NYSE and/or the NASDAQ of the Willis ordinary shares to be issued in the Merger, subject to official notice of issuance;

•	(i) any applicable waiting period relating to the Merger under the HSR Act must have expired or been terminated and (ii) all specified consents of, or filings with, governmental entities will have been obtained; and

•	Willis shall not, as a result of any adoption, implementation, promulgation, repeal, modification, amendment, or change of any applicable law of or by any governmental entity following the date of the Merger Agreement and prior to the closing date of the Merger, be treated as a domestic corporation for U.S. federal income tax purposes as of or after the closing date of the Merger.

In addition, Willis’ and Merger Sub’s obligations to effect the Merger are conditioned upon:

•	the accuracy of Towers Watson’s representations and warranties, subject to specified materiality standards;

•	the performance by Towers Watson of its obligations and covenants under the Merger Agreement in all material respects;

•	the receipt by Willis of a tax opinion from its legal counsel, Weil, Gotshal & Manges LLP, that Section 7874 of the Code should not apply in such a manner so as to cause Towers Watson or any of its subsidiaries to be treated as an “expatriated entity” within the meaning of Section 7874 of the Code;

•	since the date of the Merger Agreement, no material adverse effect on Towers Watson having occurred; and

•	the delivery by Towers Watson of an officer’s certificate certifying such accuracy of its representations and warranties, such performance of its obligations and covenants, and that no material adverse effect on Towers Watson has occurred since the date of the Merger Agreement.

In addition, Towers Watson’s obligation to effect the Merger is conditioned upon:

•	the accuracy of Willis’ and Merger Sub’s representations and warranties, subject to specified materiality standards;

•	the performance by Willis and Merger Sub of their obligations and covenants under the Merger Agreement in all material respects;

•	the receipt by Towers Watson of a tax opinion from its legal counsel, Gibson, Dunn & Crutcher LLP, that Section 7874 of the Code should not apply in such a manner so as to cause Towers Watson or any of its subsidiaries to be treated as an “expatriated entity” within the meaning of Section 7874 of the Code;

•	since the date of the Merger Agreement, no material adverse effect on Willis having occurred; and

•	the delivery by Willis of an officer’s certificate certifying such accuracy of such representations and warranties, such performance of such obligations and covenants, and that no material adverse effect on Willis has occurred since the date of the Merger Agreement.

See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 141 of this joint proxy statement/prospectus.

Termination of the Merger Agreement; Termination Fees

Termination

The Merger Agreement may be terminated and the Merger and the other transactions abandoned (whether before or after receipt of the approval of the Towers Watson Merger Proposal by the Towers Watson stockholders or the Willis Share Issuance Proposal by the Willis shareholders, if applicable) as follows:

•	by mutual written consent of Willis and Towers Watson;

•	by either Willis or Towers Watson, prior to the effective time of the Merger, if there has been a breach by Towers Watson, on the one hand, or Willis or Merger Sub, on the other hand, of any representation, warranty, covenant or agreement set forth in the Merger Agreement (other than the non-solicitation covenant), which breach would result in the conditions to the consummation of the Merger not being satisfied (and such breach is not curable prior to March 31, 2016 (referred to as the “Outside Date”), or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 calendar days after the receipt of notice thereof by the defaulting party from the non-defaulting party or (ii) three business days before the Outside Date). However, the Merger Agreement may not be terminated in accordance with the foregoing sentence by any party if such party is then in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement;

•	by either Willis or Towers Watson, if the effective time of the Merger has not occurred by midnight Eastern time on the Outside Date, provided that this right to terminate the Merger Agreement may not be exercised by a party whose breach of any representation, warranty, covenant or agreement in the Merger Agreement is the cause of, or resulted in, the effective time of the Merger not occurring prior to the Outside Date;

•	by Willis, if, prior to the approval of the Towers Watson Merger Proposal, the Towers Watson board of directors effects a Towers Watson change of recommendation or Towers Watson materially breaches the non-solicitation covenant;

•	by Towers Watson, if, prior to the approval of the Willis Share Issuance Proposal, the Willis board of directors effects a Willis change of recommendation or Willis materially breaches the non-solicitation covenant;

•	by either Willis or Towers Watson if a governmental entity of competent jurisdiction, that is within a jurisdiction that is material to the business and operations of Willis and Towers Watson, taken together, has issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger;

•	by either Willis or Towers Watson, if the approval of the Towers Watson Merger Proposal has not been obtained at the Towers Watson special meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

•	by either Willis or Towers Watson, if the approval of the Willis Share Issuance Proposal has not been obtained at the Willis EGM or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

•	By Towers Watson, if, any time prior to the Towers Watson stockholders’ approval of the Towers Watson Merger Proposal, the Towers Watson board of directors effects a change of recommendation in order to accept a superior proposal, Towers Watson enters into a definitive agreement with respect to such superior proposal and pays the Termination Fee (as defined below) to Willis as a condition to such termination; or

•	By Willis, if, at any time prior to the Willis shareholders’ approval of the Willis Share Issuance Proposal, the Willis board of directors effects a change of recommendation in order to accept a superior proposal, Willis enters into a definitive agreement with respect to such superior proposal and pays the Termination Fee (as defined below) to Towers Watson as a condition to such termination.

Termination Fees Payable by Willis

The Merger Agreement requires Willis to pay Towers Watson a termination fee of $255,000,000 (referred to as the “Termination Fee”) if:

•	(a) Willis or Towers Watson terminates the Merger Agreement due to the failure of the Merger to occur by the Outside Date or the failure to obtain the approval of the Willis Share Issuance Proposal at the Willis EGM or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken or there has been a breach by Willis (which breach occurred following receipt of a qualifying acquisition proposal for Willis by a third party) which would result in a failure to meet the closing conditions described above and such breach is not curable prior to the Outside Date, (b) after the date of the Merger Agreement, an acquisition proposal for Willis by a third party for more than 50% of the assets, equity interests or business of Willis has been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Willis EGM and (c) (x) any such acquisition proposal is consummated within twelve months of such termination or (y) Willis enters into a definitive agreement providing for any such acquisition proposal within twelve months of such termination and such acquisition proposal is consummated;

•	Towers Watson terminates the Merger Agreement because (a) the Willis board of directors effects a Willis acquisition proposal change of recommendation or a Willis intervening event change of recommendation prior to the approval of the Willis Share Issuance Proposal or (b) of a material breach by Willis of the non-solicitation covenant; or

•	Willis terminates the Merger Agreement at any time prior to Willis shareholder approval of the Willis Share Issuance Proposal, the Willis board of directors effects a change of recommendation in order to accept a superior proposal, Willis enters into a definitive agreement with respect to such superior proposal and pays the Termination Fee to Towers Watson as a condition to such termination.

The Merger Agreement requires Willis to reimburse Towers Watson for any and all out-of-pocket fees and expenses up to $45,000,000 if either Willis or Towers Watson terminates the Merger Agreement because the Willis Share Issuance Proposal is not approved by the Willis shareholders at the Willis EGM or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken or Towers Watson terminates the Merger Agreement due to a breach by Willis which would result in the conditions to the consummation of the Merger not being satisfied. To the extent this fee becomes payable, any payment made for this reason will be credited against Willis’ obligation to pay the $255,000,000 termination fee described above, should it become payable.

Termination Fees Payable by Towers Watson

The Merger Agreement requires Towers Watson to pay Willis a termination fee of $255,000,000 if:

•	(a) Willis or Towers Watson terminates the Merger Agreement due to the failure of the Merger to occur by the Outside Date or the failure to obtain the approval of the Towers Watson Merger Proposal at Towers Watson’s special meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken or there has been a breach by Towers Watson (which breach occurred following receipt of a qualifying acquisition proposal for Towers Watson by a third party) which would result in a failure to meet the closing conditions described above and such breach is not curable prior to the Outside Date, (b) after the date of the Merger Agreement, an acquisition proposal for Towers Watson by a third party for more than 50% of the assets, equity interests or business of Towers Watson has been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Towers Watson special meeting and (c) (x) any such acquisition proposal is consummated within twelve months of such termination or (y) Towers Watson enters into a definitive agreement providing for any such acquisition proposal within twelve months of such termination and such acquisition proposal is consummated;

•	Willis terminates the Merger Agreement because (a) the Towers Watson board of directors effects a Towers Watson acquisition proposal change of recommendation or a Towers Watson intervening event change of recommendation prior to the approval of the Towers Watson Merger Proposal or (b) of a material breach by Towers Watson of the non-solicitation covenant; or

•	Towers Watson terminates the Merger Agreement at any time prior to Towers Watson stockholder approval of the Towers Watson Merger Proposal, the Towers Watson board of directors effects a change of recommendation in order to accept a superior proposal, Towers Watson enters into a definitive agreement with respect to such superior proposal and pays the Termination Fee to Willis as a condition to such termination.

The Merger Agreement requires Towers Watson to reimburse Willis for any and all out-of-pocket fees and expenses up to $45,000,000 if either Willis or Towers Watson terminates the Merger Agreement because the Towers Watson Merger Proposal is not approved by the Towers Watson stockholders at Towers Watson’s special meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken or Willis terminates the Merger Agreement due to a breach by Towers Watson which would result in the conditions to the consummation of the Merger not being satisfied. To the extent this fee becomes payable, any payment made for this reason will be credited against Towers Watson’s obligation to pay the $255,000,000 termination fee described above, should it become payable.

See “The Merger Agreement—Termination of the Merger Agreement; Termination Fees” beginning on page 143 of this joint proxy statement/prospectus.

Appraisal Rights of Towers Watson Stockholders

Under the DGCL, if the Merger is completed, Towers Watson stockholders of record who do not vote in favor of the adoption of the Merger Agreement and properly make a demand for appraisal will be entitled to exercise appraisal rights and obtain payment in cash for the judicially-determined fair value of their shares of Towers Watson common stock.

The text of the DGCL governing appraisal rights is attached to this proxy statement as Annex D. Your failure to comply with the procedures described in Annex D will result in the loss of your appraisal rights.

Certain Tax Consequences of the Transaction—U.S. Federal Income Tax Considerations

In general, a U.S. holder will recognize gain or loss equal to the difference between (i) the sum of the fair market value of (x) the Willis ordinary shares received by such U.S. holder in the Merger and (y) any fractional Willis ordinary shares that such U.S. holder would otherwise have been entitled to receive in the Merger and (ii) the aggregate tax basis in the Towers Watson common stock surrendered in the Merger. A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized in the Merger other than in certain specific circumstances, as further described under “Certain Tax Consequences of the Transactions—U.S. Federal Income Tax Consequences of the Merger—Tax Consequences to Non-U.S. Holders” beginning on page 152 of this joint proxy statement/prospectus.

Towers Watson intends to report the Towers Watson pre-merger special dividend as a distribution with respect to its common stock that will be taxable as a dividend to the extent of Towers Watson’s earnings and profits for U.S. federal income tax purposes. Towers Watson does not expect that the amount of the Towers Watson pre-merger special dividend will exceed its current and accumulated earnings and profits.

Towers Watson stockholders should consult their tax advisors as to the particular tax consequences to them of the transaction, including the effect of U.S. federal, state and local tax laws and foreign tax laws. For a more detailed discussion of the material U.S. federal income tax consequences of the Merger and Towers Watson pre-merger special dividend, see “Certain Tax Consequences of the Transactions—U.S. Federal Income Tax Consequences of the Merger” beginning on page 150 of this joint proxy statement/prospectus and “Certain Tax Consequences of the Transactions—U.S. Federal Income Tax Consequences of the Towers Watson Pre-Merger Special Dividend” beginning on page 153 of this joint proxy statement/prospectus respectively.

Accounting Treatment of the Merger

The combined company will account for the Merger using the acquisition method of accounting in accordance with GAAP and Financial Accounting Standards Board Accounting Standards Codification Topic 805, “Business Combinations.” The combined company will measure the assets acquired and liabilities assumed at their fair values including net tangible and identifiable intangible assets acquired and liabilities assumed as of the closing of the transaction. Any excess of the aggregate Merger Consideration over those fair values will be recorded as goodwill.

Although the business combination of Willis and Towers Watson is a “merger of equals,” generally accepted accounting principles require that one of the two companies in the merger be designated as the acquirer for accounting purposes based on the evidence available. Willis will be treated as the acquiring entity for accounting purposes. In identifying Willis as the acquiring entity, the companies took into account the structure of the transaction, relative outstanding share ownership, the composition of the governing body of the combined company and the designation of certain senior management positions of the combined company. Accordingly, the historical financial statements of Willis will become the historical financial statements of the combined company.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill will also be tested for impairment when certain indicators are present.

The aggregate Merger Consideration reflected in the unaudited pro forma condensed combined financial information is based on the assumed aggregate Merger Consideration and preliminary estimates using assumptions Willis management and Towers Watson management believe are reasonable based on currently available information. The final fair value assessment of assets and liabilities will be based in part on a detailed valuation which has not yet been completed. As such, the amounts assigned to the acquired assets and liabilities may be materially different than those reflected in the unaudited pro forma condensed combined financial information.

Listing of Willis Ordinary Shares; Delisting of Towers Watson Shares

Following the Merger, Towers Watson common stock will be delisted from the NASDAQ, deregistered under the Exchange Act, and cease to be publicly traded. The combined company’s ordinary shares will be listed on the NASDAQ, and as a result, following the Merger, Willis ordinary shares will be delisted from the NYSE.

Name Change

It is proposed that in connection with and immediately after the Merger, the combined company will change its name from “Willis Group Holdings Public Limited Company” to “Willis Towers Watson Public Limited Company.”

As described above, approval of the Willis Name Change Proposal requires the affirmative vote of at least 75% of the votes cast, either in person or by proxy, at the Willis EGM. However, approval of the Willis Name Change Proposal at the Willis EGM is not a condition to the obligation of Willis to consummate the transactions contemplated by the Merger Agreement. Accordingly, if all of the conditions to the transactions set forth in the Merger Agreement are satisfied or waived, Willis intends to complete the transactions, whether or not the Willis Name Change Proposal has been approved. In addition, the implementation of the Willis Name Change Proposal is conditioned on the consummation of the Merger.

Consolidation

It is proposed that conditioned upon and immediately after the consummation of the Merger, Willis will effect the Consolidation, whereby every 2.6490 Willis ordinary shares will be consolidated into one Willis ordinary share, $0.000304635 nominal value per share.

As described above, approval of the Willis Consolidation Proposal requires the affirmative vote of at least a majority of the votes cast, either in person or by proxy, at the Willis EGM. However, approval of the Willis Consolidation Proposal at the Willis EGM is not a condition to the obligation of Willis to consummate the transactions contemplated by the Merger Agreement. Accordingly, if all of the conditions to the transactions set forth in the Merger Agreement are satisfied or waived, Willis intends to complete the transactions, whether or not the Willis Consolidation Proposal has been approved. In addition, the implementation of the Willis Consolidation Proposal is conditioned on the consummation of the Merger.

Certain U.S. Federal Income Tax Consequences of the Consolidation

Willis intends for the Consolidation to qualify as a “recapitalization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. On the basis that the Consolidation so qualifies, Willis shareholders whose pre-Consolidation Willis ordinary shares are exchanged in the Consolidation will not recognize gain or loss for U.S. federal income tax purposes, except to the extent of cash, if any, received in lieu of a fractional Willis ordinary share (which fractional share will be treated as received and then exchanged for such cash). For a more detailed discussion of the material U.S. federal income tax consequences of the Consolidation, see “Certain Tax Consequences of the Transactions—U.S. Federal Income Tax Consequences of the Consolidation” beginning on page 158 of this joint proxy statement/prospectus.

Irish Tax Consequences of the Consolidation

As part of the Consolidation, all fractional Willis ordinary shares will be aggregated and sold in the open market and each holder of Willis ordinary shares who would otherwise have been entitled to receive a fraction of a Willis ordinary share will receive, in lieu thereof, cash. Willis shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their Willis ordinary shares in connection with a trade carried on through an Irish branch or agency will not be within the charge to Irish tax on chargeable gains on the receipt of cash proceeds pursuant to the Consolidation. For a more detailed discussion of the material Irish tax consequences of the Consolidation, see “Certain Tax Consequences of the Transactions—Irish Tax Consequences of the Consolidation” beginning on page 158 of this joint proxy statement/prospectus.

Litigation Relating to the Transaction

Five putative class action complaints challenging the Merger were filed in the Court of Chancery for the State of Delaware, captioned New Jersey Building Laborers’ Statewide Annuity Fund v. Towers Watson & Co., et al., C.A. No. 11270-CB (filed on July 9, 2015), Stein v. Towers Watson & Co., et al., C.A. No. 11271-CB (filed on July 9, 2015), City of Atlanta Firefighters’ Pension Fund v. Ganzi, et al., C.A. No. 11275-CB (filed on July 10, 2015), Cordell v. Haley, et al., C.A. No. 11358-CB (filed on July 31, 2015) and Mills v. Towers Watson & Co., et al., C.A. No. 11423- (filed on August 24, 2015). The Stein action was voluntarily dismissed on July 28, 2015. These complaints were filed by purported stockholders of Towers Watson on behalf of a putative class comprised of all Towers Watson stockholders and name as defendants Towers Watson, the members of its board of directors, Willis and Merger Sub. (The various named defendants, to the extent they are stockholders of Towers Watson, are excluded from the putative class.) The complaints generally allege that Towers Watson’s directors breached their fiduciary duties to Towers Watson stockholders by agreeing to merge Towers Watson with Willis through an inadequate and unfair process, which led to inadequate and unfair consideration, and by agreeing to unfair deal protection devices, and that Willis and Merger Sub aided and abetted those alleged breaches. The complaints seek, among other things, to enjoin the Merger. On August 17, 2015, the court consolidated the first three filed actions (the fourth, Mills, had not yet been filed) and any other actions then pending or thereafter filed arising out of the same issues of fact under the caption In re Towers Watson & Co. Stockholders Litigation, Consolidated C.A. No. 11270-CB. Pursuant to the court’s consolidation order, the plaintiffs in the first three filed actions were to designate one of their three complaints as the operative complaint or file a consolidated amended complaint, after which the parties will negotiate a schedule for the defendants to respond. On September 9, 2015, the plaintiffs in the consolidated action filed a verified consolidated amended complaint which, among other things, added claims for alleged misstatements and omissions from this joint proxy statement/prospectus as filed initially on August 27, 2015. On September 17, 2015, they filed a motion for expedited proceedings and a motion for a preliminary injunction, which have yet to be decided by the court.

Comparison of the Rights of Holders of Willis Ordinary Shares and Towers Watson Common Stock

As a result of the transaction, the holders of Towers Watson common stock will become holders of Willis ordinary shares and their rights will be governed by Irish law (instead of Delaware law) and by the Willis Constitution (instead of the Towers Watson certificate of incorporation and the Towers Watson bylaws). The Constitution of Willis is incorporated by reference herein. Following the transaction, former Towers Watson stockholders will have different rights as Willis shareholders than they had as Towers Watson stockholders. Material differences between the rights of stockholders of Towers Watson and the rights of shareholders of Willis include differences with respect to, among other things, consolidation and division of shares, reduction of share capital, distributions, dividends, repurchases and redemptions, dividends in shares / bonus issues, the election of directors, the removal of directors, the fiduciary and statutory duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the adjournment of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of inspection of books and records, rights of dissenting shareholders, anti-takeover measures and provisions relating to the ability to amend the articles of association. For a summary of the material differences between the rights of Towers Watson stockholders and Willis shareholders, see “Comparison of the Rights of Holders of Willis Ordinary Shares and Towers Watson Common Stock” beginning on page 185 of this joint proxy statement/prospectus.

Comparative Per Share Market Price Information

Willis ordinary shares are listed on the NYSE under the symbol “WSH.” Towers Watson common stock is listed on the NASDAQ under the symbol “TW.” The following table shows the closing prices of Willis ordinary shares and Towers Watson common stock as reported on the NYSE and the NASDAQ, respectively, on June 29, 2015, the last trading day before the Merger Agreement was announced, and on October 7, 2015, the last practicable day before the date of this joint proxy statement/prospectus. This table also shows the equivalent value of the consideration per share of Towers Watson common stock, which was calculated by multiplying the closing price of Willis ordinary shares as of the specified date by the stock consideration exchange ratio of 2.6490 plus the Towers Watson pre-merger special dividend.

	Towers Watson Common Stock	Willis Ordinary Shares	Equivalent Value of Merger Consideration Per Towers Watson Share plus the Towers Watson pre- merger special dividend
June 29, 2015	$137.98	$45.40	$125.13
October 7, 2015	$120.36	$42.20	$116.66

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements in this joint proxy statement/prospectus that are not strictly historical, including statements regarding the proposed merger of equals transaction, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: changes in general economic, business and political conditions, including changes in the financial markets; consolidation in or conditions affecting the industries in which Willis, Towers Watson or the combined company operate; any changes in the regulatory environment in which Willis or Towers Watson operates; the ability to successfully manage ongoing organizational changes; the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and shareholder or stockholder approvals, as applicable, and the satisfaction of other conditions to the consummation of the proposed transaction on the proposed terms and schedule; the restrictions on Willis’ and Towers Watson’s ability to pursue alternative transactions to the transaction and the possibility that, in specified circumstances, Willis or Towers Watson could be required to pay a termination fee to the other; the potential for legal proceedings in connection with the proposed transaction, the outcomes of which are uncertain, to delay or prevent completion of the transaction; the ability of Willis and Towers Watson to successfully integrate their respective operations and employees and realize anticipated growth, synergies and cost savings; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; significant competition that Willis and Towers Watson face and the potential for loss of market share and/or profitability; compliance with extensive government regulation; Willis’, Towers Watson’s and the combined company’s ability to make divestitures or acquisitions and its ability to integrate or manage such acquired businesses; expectations, intentions and outcomes relating to outstanding litigation; the diversion of time and attention of both companies’ respective management teams while the transaction is pending; the direct and indirect costs incurred and that will be incurred by each of Willis and Towers Watson in connection with the proposed transaction; alternative acquisition proposals that could delay completion of the transaction or divert management’s time and attention from the transaction; the federal income tax consequences of the transaction and the enactment of additional state, federal, and/or foreign regulatory and tax laws and regulations, including changes in tax rates; Willis’ and Towers Watson’s, as well as the combined company’s, capital structure, including the indebtedness amounts of each, the limitations imposed by the covenants in the documents governing the indebtedness of each and the maintenance of the financial and disclosure controls and procedures of each; the ability of Willis, Towers Watson and the combined company to obtain financing on favorable terms or at all; adverse changes in the credit ratings of Willis, Towers Watson or the combined company; the possibility that the anticipated benefits from the Merger cannot be fully realized or may take longer to realize than expected; the ability of the combined company to retain and hire key personnel; a decline in defined benefit pension plans; various claims, government inquiries or investigations or the potential for regulatory action; failure to protect client data or breaches of information systems; reputational damage; disasters or business continuity problems; doing business internationally, including the impact of exchange rates; clients choosing to reduce or terminate the services provided by Willis, Towers Watson or the combined company; fluctuation in revenues against Willis’, Towers Watson’s or the combined company’s relatively fixed expenses; management of client engagements; technological change; the inability to protect intellectual property rights, or the potential infringement upon the intellectual property rights of others; increases in the price, or difficulty of obtaining, insurance; fluctuations in Willis’, Towers Watson’s or the combined company’s pension liabilities; loss of, failure to maintain, or dependence on certain, relationships with insurance carriers; changes and developments in the United States healthcare system; the availability of tax-advantaged consumer-directed benefits to employers and employees; reliance on third party services; the holding company structures of Towers Watson and Willis; changes in accounting estimates and assumptions; changes in the market price of Towers Watson common stock or Willis ordinary shares; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Willis’ and Towers Watson’s Form 10-K and other filings with the SEC.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements,” Willis shareholders should carefully consider the following risks in deciding whether to vote for the approval of the Willis Proposals, and Towers Watson stockholders should carefully consider the following risks in deciding whether to vote for the approval of the Towers Watson Merger Proposal and the Towers Watson Compensatory Arrangements Proposal. In addition, you should read and consider the risks associated with each of the businesses of Willis and Towers Watson because these risks will relate to the combined company following the completion of the Merger. Descriptions of some of these risks can be found in the Annual Reports of Willis and Towers Watson on Form 10-K for the fiscal year ended December 31, 2014 and June 30, 2015, respectively, and any amendments thereto, for each of Willis and Towers Watson, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this document. See “Where You Can Find More Information.”

Risks Related to the Transaction

Because the market price of Willis ordinary shares will fluctuate, Towers Watson stockholders cannot be sure of the market price of the Willis ordinary shares they will receive.

As a result of the Merger, each issued and outstanding share of Towers Watson common stock, other than excluded shares and dissenting shares, will be converted into the right to receive the Merger Consideration.

The market price of Willis ordinary shares, which Towers Watson stockholders will receive in the Merger, will continue to fluctuate from the date of this joint proxy statement/prospectus through the date of the closing of the Merger. Accordingly, at the time of the Towers Watson special meeting, Towers Watson stockholders will not know or be able to determine the market price of the Willis ordinary shares they will receive upon completion of the Merger. It is possible that, at the time of the closing of the Merger, the shares of Towers Watson common stock held by Towers Watson stockholders may have a greater market value than the Willis ordinary shares for which they are exchanged. The market price of Willis ordinary shares on the date of the Towers Watson special meeting may not be indicative of the market price of Willis ordinary shares that Towers Watson stockholders will receive upon completion of the Merger. The market prices of Willis ordinary shares and Towers Watson common stock are subject to general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past. Stock price changes may result from a variety of factors, including general market and economic conditions and changes in the respective businesses, operations and prospects, and regulatory considerations of Willis and Towers Watson. Market assessments of the benefits of the Merger and the likelihood that the Merger will be completed, as well as general and industry-specific market and economic conditions, may also impact market prices of Willis ordinary shares and Towers Watson common stock. Many of these factors are beyond Willis’ and Towers Watson’s control. You should obtain current market quotations for shares of Towers Watson common stock and for Willis ordinary shares.

The market price for Willis ordinary shares following the closing may be affected by factors different from those that historically have affected Towers Watson common stock and Willis ordinary shares.

Upon completion of the Merger, holders of shares of Towers Watson common stock (other than the holders of excluded shares and dissenting shares) will become holders of Willis ordinary shares. Willis’ businesses differ from those of Towers Watson, and accordingly the results of operations of Willis will be affected by some factors that are different from those currently affecting the results of operations of Towers Watson. In addition, upon completion of the Merger, holders of Willis ordinary shares will become holders of ordinary shares in the combined company. The results of operation of the combined company may also be affected by factors different from those currently affecting Willis. For a discussion of the businesses of Willis and Towers Watson and of important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to in the section entitled “Where You Can Find More Information.”

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed.

The Merger Agreement contains a number of conditions that must be fulfilled to complete the Merger. Those conditions include: approval of the Towers Watson Merger Proposal by Towers Watson stockholders, approval of the Willis Share Issuance Proposal by Willis shareholders, clearance under the HSR Act and other anti-competition clearances, receipt of other regulatory approvals, absence of orders prohibiting completion of the Merger, effectiveness of the registration statement of which this document is a part, approval of the Willis ordinary shares to be issued to Towers Watson stockholders for listing on the NYSE or the NASDAQ, Willis not being treated as a domestic corporation for U.S. federal income tax purposes as of or after the closing date of the Merger as a result of a change in law, the continued accuracy of the representations and warranties of both parties subject to specified materiality standards, the performance by both parties of their covenants and agreements and that no material adverse effect shall have occurred. The conditions to the closing of the Merger may not be fulfilled and, accordingly, the Merger may not be completed. In addition, if the Merger is not completed by March 31, 2016, either Willis or Towers Watson may choose not to proceed with the Merger. In addition, Willis or Towers Watson may elect to terminate the Merger Agreement in certain other circumstances, and the parties can mutually decide to terminate the Merger Agreement at any time prior to the consummation of the Merger, before or after shareholder or stockholder approval, as applicable. See “The Merger Agreement—Termination of the Merger Agreement; Termination Fees.”

The Merger Agreement contains provisions that restrict Willis’ ability to pursue alternatives to the Merger and, in specified circumstances, could require Willis to pay Towers Watson a termination fee of up to $255 million.

Under the Merger Agreement, Willis is restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging, knowingly facilitating, discussing or negotiating, or furnishing information with regard to, any inquiry, proposal or offer for a competing acquisition proposal from any person or entity. If the Willis board of directors (after consultation with Willis’ financial advisors and legal counsel) determines that such proposal is more favorable to the Willis shareholders than the Merger and the Willis board of directors recommends such proposal to the Willis shareholders, Towers Watson may be entitled to terminate the Merger Agreement. Under such circumstances, Willis may be required to pay Towers Watson a termination fee equal to $255,000,000. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Willis from considering or proposing that acquisition, even if such third party were prepared to enter into a transaction that would be more favorable to Willis and its shareholders than the Merger. Additionally, in the event the Merger Agreement is terminated due to the failure of the Willis shareholders to approve the Willis Share Issuance Proposal at the Willis EGM or Towers Watson terminates the Merger Agreement due to a breach by Willis which would result in the conditions to the consummation of the Merger not being satisfied, Willis must reimburse Towers Watson for any and all out-of-pocket fees and expenses up to $45,000,000. See “The Merger Agreement—Termination of the Merger Agreement; Termination Fees.”

The Merger Agreement contains provisions that restrict Towers Watson’s ability to pursue alternatives to the Merger and, in specified circumstances, could require Towers Watson to pay Willis a termination fee of up to $255 million.

Under the Merger Agreement, Towers Watson is restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging, knowingly facilitating, discussing or negotiating, or furnishing information with regard to, any inquiry, proposal or offer for a competing acquisition proposal from any person or entity. If the Towers Watson board of directors (after consultation with Towers Watson’s financial advisors and legal counsel) determines that such proposal is more favorable to the Towers Watson stockholders than the Merger and the Towers Watson board of directors recommends such proposal to the Towers Watson stockholders, Willis may be entitled to terminate the Merger Agreement. Under such circumstances, Towers Watson may be required to pay Willis a termination fee equal to $255,000,000. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Towers Watson from considering or proposing that acquisition, even if such third party were prepared to enter into a transaction that would be more favorable to Towers Watson and its stockholders than the Merger. Additionally, in the event the Merger Agreement is terminated due to the failure of the Towers Watson stockholders to approve the Towers Watson Merger Proposal at the Towers Watson special meeting or Willis terminates the Merger Agreement due to a breach by Towers Watson which would result in the conditions to the consummation of the Merger not being satisfied, Towers Watson must reimburse Willis for any and all out-of-pocket fees and expenses up to $45,000,000. See “The Merger Agreement—Termination of the Merger Agreement; Termination Fees.”

While the Merger is pending Willis and Towers Watson will be subject to business uncertainties that could adversely affect their businesses and operations. These uncertainties could also adversely affect the combined company following the Merger.

Uncertainties about the effect of the Merger on employees, customers, suppliers, business partners and other persons with whom Willis or Towers Watson has a business relationship may have an adverse effect on Willis or Towers Watson prior to the Merger and on the combined company following the Merger. In connection with the pendency of the Merger, as well as during times of significant change and uncertainty such as the period following the Merger, customers, suppliers, business partners and other persons with whom Willis or Towers Watson has a business relationship may delay or defer business decisions, decide to terminate, modify or renegotiate their relationships with Willis or Towers Watson, or take other actions as a result of the Merger that could negatively affect the combined company’s and/or Willis’ or Towers Watson’s respective revenues, earnings and cash flows, as well as the market price of their respective securities. The ability of the combined company, Willis or Towers Watson to raise additional capital through the debt markets, and the associated borrowing costs, may also be negatively impacted. Any such effects could limit the combined company’s ability to achieve the anticipated benefits of the Merger.

These uncertainties about the effect of the Merger may also impair Willis’ and Towers Watson’s ability to attract, retain and motivate key personnel until the Merger is consummated and for a period of time thereafter. Employee retention may be challenging during the pendency of the Merger, as certain employees may experience uncertainty about their future roles. If key employees depart, the business of Willis or Towers Watson, as applicable, prior to the Merger, and the business of the combined company following the Merger, could be materially harmed. If key employees join a competitor or form a new competitor, existing and potential clients could choose to use the services of that competitor instead of the services of Willis, Towers Watson or the combined company, as applicable.

In addition, the Merger Agreement restricts Willis and Towers Watson from taking specified actions until the Merger occurs without the consent of the other party. These restrictions may prevent Willis or Towers Watson from pursuing attractive business opportunities that may arise prior to the completion of the Merger. The adverse effects of the pendency of the Merger could be exacerbated by any delays in completion of the Merger or termination of the Merger Agreement. See “The Merger Agreement—Covenants and Agreements.”

Willis and Towers Watson directors and officers may have interests in the Merger different from the interests of Towers Watson stockholders and Willis shareholders.

Certain of the directors and executive officers of Willis and Towers Watson negotiated the terms of the Merger Agreement, and the Willis board of directors and the Towers Watson board of directors, respectively, recommended that the shareholders of Willis and stockholders of Towers Watson vote in favor of the merger-related proposals. These directors and executive officers may have interests in the Merger that are different from, or in addition to, those of Willis shareholders and Towers Watson stockholders. These interests include, but are not limited to, the continued employment of certain executive officers of Willis and Towers Watson by the combined company, the continued service of certain directors of Willis and Towers Watson as directors of the combined company, the treatment in the Merger of stock options, restricted stock units, bonus awards, severance arrangements and other rights held by Willis and Towers Watson directors and executive officers, and the indemnification of former Towers Watson directors and officers by Willis. Towers Watson stockholders and Willis shareholders should be aware of these interests when they consider their respective board of directors’ unanimous recommendation that they vote in favor of the merger-related proposals.

The Willis board of directors was aware of these interests when it declared the advisability of the Merger Agreement, determined that it was in the best interests of Willis and its shareholders to approve the transactions contemplated by the Merger Agreement and recommended that the Willis shareholders approve and adopt the Merger Agreement. The interests of Willis directors and executive officers are described in more detail in the section of this document entitled “The Merger—Interests of Willis’ Directors and Executive Officers in the Transaction.”

The Towers Watson board of directors was aware of these interests when it declared the advisability of the Merger Agreement, determined that it was in the best interests of Towers Watson and its stockholders and recommended that the Towers Watson stockholders approve and adopt the Merger Agreement. The interests of Towers Watson directors and executive officers are described in more detail in the section of this document entitled “The Merger—Interests of Towers Watson’s Directors and Executive Officers in the Transaction.”

Willis shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

Willis shareholders currently have the right to vote in the election of the board of directors of Willis and on other matters affecting Willis. Upon the completion of the Merger, each Willis shareholder will have a smaller percentage ownership of Willis than such shareholder had immediately prior to the completion of the Merger. It is currently expected that current shareholders of Willis as a group will hold shares of Willis immediately after the Merger constituting approximately 50.1% of the Willis ordinary shares on a fully diluted basis. Because of this, Willis shareholders will have less influence on the management and policies of Willis than they now have.

Towers Watson stockholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

Towers Watson stockholders currently have the right to vote in the election of the board of directors of Towers Watson and on other matters affecting Towers Watson. Upon the completion of the Merger, each Towers Watson stockholder who receives Willis ordinary shares will become a shareholder of Willis with a percentage ownership of Willis that is smaller than such shareholder’s percentage ownership of Towers Watson. It is currently expected that the former stockholders of Towers Watson as a group will receive shares in the Merger constituting approximately 49.9% of the Willis ordinary shares on a fully diluted basis immediately after the Merger. Because of this, Towers Watson stockholders will have less influence on the management and policies of Willis than they now have on the management and policies of Towers Watson.

Willis ordinary shares to be received by Towers Watson stockholders as a result of the Merger will have rights different from the shares of Towers Watson common stock.

Upon completion of the Merger, the rights of former Towers Watson stockholders who become Willis shareholders will be governed by the Constitution of Willis and by Irish law. The rights associated with shares of Towers Watson common stock are different from the rights associated with Willis ordinary shares. Material differences between the rights of stockholders of Towers Watson and the rights of shareholders of Willis include differences with respect to, among other things, consolidation and division of shares, reduction of share capital, distributions, dividends, repurchases and redemptions, dividends in shares / bonus issues, the election of directors, the removal of directors, the fiduciary and statutory duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders or stockholders (as applicable), and special shareholder or stockholder meetings (as applicable), notice provisions for meetings, the adjournment of shareholder or stockholder meetings (as applicable), the exercise of voting rights, shareholder or stockholder action by written consent (as applicable), shareholder or stockholder suits (as applicable), shareholder or stockholder approval of certain transactions (as applicable), rights of inspection of books and records, rights of dissenting shareholders or stockholders (as applicable), anti-takeover measures and provisions relating to the ability to amend the governing documents. See “Comparison of the Rights of Holders of Willis Ordinary Shares and Towers Watson Common Stock” for a discussion of the different rights associated with Willis ordinary shares and Towers Watson common stock and “—Risks Related to Willis’ Jurisdiction of Incorporation—The laws of Ireland differ from the laws in effect in the United States and may afford less protection to holders of Willis’ securities” for a discussion of the enforceability of court judgments obtained in the United States against Willis in Ireland.

Legal proceedings in connection with the Merger, the outcomes of which are uncertain, could delay or prevent the completion of the Merger.

Since the announcement of the Merger Agreement on June 30, 2015, several putative class actions have been filed in the Court of the Chancery for the State of Delaware, against Towers Watson, the members of its board of directors, Willis and Merger Sub challenging the proposed Merger. The actions allege that the Towers Watson board of directors breached their fiduciary duties to the Towers Watson stockholders in connection with the Merger and that Willis and Merger Sub aided and abetted the directors’ breaches of fiduciary duties. Plaintiffs claim that the Merger involves an unfair price, an inadequate sales process, self-dealing and unreasonable deal protection devices. Among other remedies, the plaintiffs seek to enjoin the Merger. Such legal proceedings could delay or prevent the Merger from becoming effective within the agreed upon timeframe. See “Litigation Relating to the Transaction.”

Failure to complete the Merger could negatively impact Willis and Towers Watson and their future operations.

If the Merger is not completed for any reason, Willis and Towers Watson may be subjected to a number of material risks. The price of Willis ordinary shares and of Towers Watson common stock may decline to the extent that their current market prices reflect a market assumption that the Merger will be completed. In addition, some costs related to the Merger must be paid by Willis and Towers Watson whether or not the Merger is completed. Furthermore, Willis and Towers Watson may experience negative reactions from their respective stockholders, customers and employees.

Willis ordinary shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (referred to as “CAT”) (currently levied at a rate of 33% above certain tax-free thresholds) could apply to a gift or inheritance of Willis ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because Willis ordinary shares will be regarded as property situated in Ireland for Irish CAT purposes. The person who receives the gift or inheritance has primary liability for CAT. See “Certain Tax Consequences of the Transactions—Capital Acquisitions Tax (CAT).”

Financial projections regarding Willis and Towers Watson may not prove accurate.

In connection with the Merger, Willis and Towers Watson prepared and considered internal financial forecasts for Willis and Towers Watson. These financial projections include assumptions regarding future operating cash flows, expenditures, and income of Willis and Towers Watson. These financial projections were not prepared with a view to public disclosure, are subject to significant economic, competitive, industry, and other uncertainties and may not be achieved in full, at all, or within projected timeframes. The failure of Towers Watson’s or Willis’ businesses to achieve projected results could have a material adverse effect on the price of Willis ordinary shares, Willis’ financial position, and Willis’ ability to maintain or increase its dividends following the Merger.

Risks Related to the Business of the Combined Company

Willis and Towers Watson may fail to realize all of the anticipated benefits of the Merger or those benefits may take longer to realize than expected. The combined company may also encounter significant difficulties in integrating the two businesses.

The ability of Willis and Towers Watson to realize the anticipated benefits of the transaction will depend, to a large extent, on the combined company’s ability to integrate the two businesses. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, Willis and Towers Watson will be required to devote significant management attention and resources to integrating their business practices and operations. The integration process may disrupt the businesses and, if implemented ineffectively, would restrict the realization of the full-expected benefits. The failure to meet the challenges involved in integrating the two businesses and to realize the anticipated benefits of the transaction could cause an interruption of or a loss of momentum in, the activities of the combined company and could adversely affect the results of operations of the combined company.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management’s attention. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the combination;

•	difficulties in the integration of operations and systems;

•	conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the two companies;

•	difficulties in the assimilation of employees;

•	difficulties in managing the expanded operations of a significantly larger and more complex company;

•	difficulties in establishing effective uniform controls, systems, procedures and policies for the combined company;

•	challenges in keeping existing customers and obtaining new customers;

•	challenges in attracting and retaining key personnel; and

•	coordinating a geographically dispersed organization.

Many of these factors will be outside of the control of Willis or Towers Watson and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the business, financial condition and results of operations of the combined company. In addition, even if the operations of the businesses of Willis and Towers Watson are integrated successfully, the full benefits of the transaction may not be realized, including the synergies, cost savings or sales or growth opportunities that are expected. These benefits may not be achieved within the anticipated time frame, or at all. Further, additional unanticipated costs may be incurred in the integration of the businesses of Willis and Towers Watson. All of these factors could cause dilution to the earnings per share of the combined company, decrease or delay the expected accretive effect of the transaction and negatively impact the price of the combined company’s ordinary shares. As a result, we cannot assure you that the combination of Willis and Towers Watson will result in the realization of the full benefits anticipated from the transaction.

Willis and Towers Watson have incurred and will incur direct and indirect costs as a result of the Merger.

Willis and Towers Watson have incurred and will incur substantial expenses in connection with completing the Merger, and they also expect to incur substantial expenses in connection with coordinating the businesses, operations, policies and procedures of Willis and Towers Watson over a period of time following the completion of the Merger. A portion of the transaction costs related to the Merger will be incurred regardless of whether the Merger is completed. While Willis and Towers Watson have assumed that a certain level of transaction and coordination expenses will be incurred, there are a number of factors beyond Willis’ and Towers Watson’s control that could affect the total amount or the timing of these transaction and coordination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately. These expenses may exceed the costs historically borne by Willis and Towers Watson. These costs could adversely affect the financial condition and results of operation of Willis and Towers Watson prior to the Merger and of the combined company following the Merger.

The combined company’s actual financial positions and results of operations may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The pro forma financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of what the combined company’s financial position or results of operations would have been had the transaction been completed on the dates indicated. The pro forma financial information has been derived from the audited and unaudited historical financial statements of Willis and Towers Watson and certain adjustments and assumptions have been made regarding the combined company after giving effect to the transaction. The assets and liabilities of Towers Watson have been measured at fair value based on various preliminary estimates using assumptions that Willis management and Towers Watson management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations. In addition, the selected pro forma data has not been adjusted to give effect to certain expected financial benefits of the Merger, such as revenue synergies, tax savings and cost synergies, or the anticipated costs to achieve these benefits, including the cost of integration activities.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the closing. Any material variance from the pro forma financial information may cause significant variations in the share price of the combined company. See “Unaudited Pro Forma Combined Financial Information.”

The Merger may not be accretive and may cause dilution to Willis’ earnings per share, which may negatively affect the market price of Willis ordinary shares.

As described and based on the assumptions in the section of this joint proxy statement/prospectus entitled “The Merger—Consideration to Towers Watson Stockholders,” Willis expects to issue or reserve for issuance approximately 184,494,306 million Willis ordinary shares in connection with completion of the Merger. The issuance of these new Willis ordinary shares could have the effect of depressing the market price of Willis ordinary shares.

In addition, Willis could also encounter additional transaction-related costs or other factors such as the failure to realize all of the benefits anticipated in the Merger. All of these factors could cause dilution to Willis’ earnings per share or decrease or delay the expected accretive effect of the Merger and cause a decrease in the market price of Willis ordinary shares.

Adjusted diluted earnings represents net income, prepared in accordance with GAAP, excluding the after-tax effects related to separation costs; restructuring and related charges, net; amortization; discontinued operations; and other items identified by Willis; divided by diluted weighted-average shares.

Willis’ status as a foreign corporation for U.S. federal tax purposes could be affected by a change in law and the Merger is conditioned upon such status not changing as a result of such a change in law.

Willis believes that, under current law, it is treated as a foreign corporation for U.S. federal tax purposes. However, changes to the inversion rules in Code Section 7874 or the Treasury Regulations promulgated thereunder or other IRS guidance could adversely affect Willis’ status as a foreign corporation for U.S. federal tax purposes, and any such changes could have prospective or retroactive application to Willis, Towers Watson, their respective shareholders and affiliates, and/or the Merger. In addition, recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, and such legislation, if passed, could have an adverse effect on Willis. For example, in February 2015, the President of the United States proposed legislation which would amend the anti-inversion rules to apply to a broader range of transactions. Although its application is limited to transactions closing after 2015, no assurance can be given that such proposal would not be changed in the legislative process and be enacted to apply to prior transactions. In addition, certain members of Congress have introduced similar legislation that would apply retroactively to transactions, including the Merger, closing in May 2014 or later. If such legislation were enacted, it could cause Willis to be treated as a domestic corporation for U.S. federal income tax purposes as of or after the Merger. Furthermore, in September 2014, the U.S. Treasury Department and the IRS issued additional guidance stating that they intend to issue additional regulations under Section 7874. The application of such regulations to the Merger is not clear and no assurance can be given that such regulations would not cause Willis to be treated as a domestic corporation for U.S. federal income tax purposes as of or after the Merger. It is a condition to each party’s obligation to complete the Merger that Willis not be treated a domestic corporation for U.S. federal income tax purposes as of or after the closing date of the Merger as a result of a change in law prior to the closing date of the Merger. However, even if this condition is satisfied at the time the Merger is completed, it is possible that legislation enacted after the Merger could apply retroactively to cause Willis to be treated as a domestic corporation for U.S. federal income tax purposes as of or after the Merger.

Future changes to U.S. and foreign tax laws could adversely affect Willis.

The U.S. Congress, the Organisation for Economic Co-operation and Development and other government agencies in jurisdictions where Willis and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. The Organisation for Economic Co-operation and Development is addressing fifteen specific actions as part of a comprehensive plan to create an agreed set of international rules for fighting base erosion and profit shifting, with finalized reports on these actions to be included in a coherent package to be delivered to the G20 finance ministers in October 2015. As a result, the tax laws in the United States, Ireland, and other countries in which Willis and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect Willis and its affiliates (including Towers Watson and its affiliates after the Merger).

Transfers of Willis ordinary shares, other than by means of the transfer of book-entry interests in the Depository Trust Company (referred to as “DTC”), may be subject to Irish stamp duty.

It is expected that for the majority of transfers of Willis ordinary shares, there will not be any stamp duty. Transfers of Willis ordinary shares effected by means of the transfer of book entry interests in DTC are not subject to Irish stamp duty. However, if you hold your Willis ordinary shares directly rather than beneficially through DTC, any transfer of your Willis ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). A shareholder who directly holds shares may transfer those shares into his or her own broker account to be held through DTC (or vice versa) without giving rise to Irish stamp duty provided that there is no change in the beneficial ownership of the shares as a result of the transfer and the transfer is not in contemplation of a sale of the shares by a beneficial owner to a third party. Willis intends (but has no obligation) to pay stamp duty in certain circumstances.

Due to the potential Irish stamp charge on transfers of Willis ordinary shares held outside of DTC, those Towers Watson stockholders who do not hold their Towers Watson common stock through DTC (or through a broker who in turn holds such shares through DTC) should consider arranging for the transfer of their Towers Watson common stock into DTC before the Merger is consummated.

Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of your Willis ordinary shares. See “Certain Tax Consequences of the Transactions—Irish Tax Considerations—Stamp Duty.”

In certain limited circumstances, dividends paid by Willis may be subject to Irish dividend withholding tax.

In certain limited circumstances, Irish dividend withholding tax (referred to as “DWT”) (currently at a rate of 20%) may arise in respect of dividends, if any, paid on Willis ordinary shares. A number of exemptions from DWT exist, including exemptions pursuant to which shareholders resident in the U.S. and shareholders resident in the countries listed in Annex E attached to this joint proxy statement/prospectus (referred to as the “Relevant Territories”) may be entitled to exemptions from DWT.

See “Certain Tax Consequences of the Transactions—Irish Tax Considerations—Withholding Tax on Dividends (DWT)” and, in particular, please note the requirement to complete certain relevant Irish Revenue Commissioners DWT forms (referred to as “DWT Forms”) in order to qualify for many of the exemptions.

Dividends paid in respect of Willis ordinary shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided that the address of the beneficial owner of such shares in the records of the broker holding such shares is recorded as being in the U.S. (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by Willis). Similarly, dividends paid in respect of Willis ordinary shares that are held outside of DTC and are owned by a former Towers Watson stockholder who is a resident of the U.S. will not be subject to DWT if such shareholder satisfies the conditions of one of the exemptions including the requirement to furnish a completed IRS issued Form 6166 or a valid DWT Form to Willis’ transfer agent to confirm its U.S. residence and claim an exemption. Shareholders resident in other Relevant Territories may also be eligible for exemption from DWT on dividends paid in respect of their shares provided that they satisfy the conditions of one of the exemptions including the requirement to furnish valid DWT Forms to their brokers (in respect of shares held through DTC) (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by Willis) or to Willis’ transfer agent (in respect of shares held outside of DTC). However, other shareholders may be subject to DWT, which if you are such a shareholder could adversely affect the price of your shares. See “Certain Tax Consequences of the Transactions—Irish Tax Considerations—Withholding Tax on Dividends (DWT)” for more information on DWT.

Risks Related to Willis’ Jurisdiction of Incorporation

Legislative action in the U.S. could materially adversely affect Willis.

Legislative action may be taken by the U.S. Congress which, if ultimately enacted, could limit the availability of tax benefits or deductions that Willis currently claims, override tax treaties upon which Willis relies, or otherwise affect the taxes that the United States imposes on Willis’ worldwide operations. Such changes could materially adversely affect Willis’ effective tax rate and/or require Willis to take further action, at potentially significant expense, to seek to preserve Willis’ effective tax rate. In addition, if proposals were enacted that had the effect of limiting Willis’ ability as an Irish company to take advantage of tax treaties with the United States, Willis could incur additional tax expense and/or otherwise incur business detriment.

Willis may not be able to maintain a competitive worldwide effective corporate tax rate.

Willis cannot give any assurance as to what its effective tax rate will be in the future, because of, among other things, uncertainty regarding the tax policies of the jurisdictions where Willis operates. Willis’ actual effective tax rate may vary from Willis’ expectation and that variance may be material. Additionally, the tax laws of Ireland and other jurisdictions could change in the future, and such changes could cause a material change in Willis’ effective tax rate.

The laws of Ireland differ from the laws in effect in the United States and may afford less protection to holders of Willis’ securities.

It may not be possible to enforce court judgments obtained in the United States against Willis in Ireland, based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against Willis or Willis’ directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against Willis or those persons based on those laws. Willis has been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

A judgment obtained against Willis will be enforced by the courts of Ireland if the following general requirements are met: (i) U.S. courts must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule) and (ii) the judgment must be final and conclusive and the decree must be final and unalterable in the court which pronounces it. A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. Where however the effect of lodging an appeal under the applicable law is to stay execution of the judgment, it is possible that in the meantime the judgment may not be actionable in Ireland. It remains to be determined whether final judgment given in default of appearance is final and conclusive. However, Irish courts may refuse to enforce a judgment of the U.S. courts which meets the above requirements for one of the following reasons: (i) if the judgment is not for a definite sum of money; (ii) if the judgment was obtained by fraud; (iii) the enforcement of the judgment in Ireland would be contrary to natural or constitutional justice; (iv) the judgment is contrary to Irish public policy or involves certain U.S. laws which will not be enforced in Ireland; or (v) jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service Ireland or outside Ireland under Order 11 of the Ireland Superior Courts Rules.

As an Irish company, Willis is governed by the Companies Act, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of Willis securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

SELECTED HISTORICAL FINANCIAL DATA OF WILLIS

The selected historical consolidated financial data as of December 31, 2014 and 2013, and for each of the three years ended December 31, 2014, have been derived from Willis’ audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2014, as amended by Item 8 contained in Willis’ Current Report on Form 8-K, filed on August 21, 2015, both incorporated by reference into this joint proxy statement/prospectus. The selected historical financial data of Willis as of December 31, 2012, 2011 and 2010, and for the two years ended December 31, 2011 and 2010 have been derived from Willis’ audited consolidated financial statements for such years, which have not been incorporated by reference into this joint proxy/prospectus. The selected historical financial data of Willis as of and for the six months ended June 30, 2015 and June 30, 2014 are derived from Willis’ unaudited condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, which is incorporated by reference in this joint proxy statement/prospectus. The unaudited financial data presented have been prepared on a basis consistent with Willis’ audited consolidated financial statements. In the opinion of Willis’ management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Willis or the combined company, and you should read the following information together with Willis’ audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Willis’ Annual Report on Form 10-K for the year ended December 31, 2014, as amended by Item 7 contained in Willis’ Current Report on Form 8-K filed on August 21, 2015, which are incorporated by reference in this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 226 of this joint proxy statement/prospectus.

	Six Months Ended, June 30,		Year Ended December 31,

	2015	2014	2014	2013	2012	2011	2010
	(Millions, except per share data)
Income Statement Data
Total revenues	$2,009	$2,032	$3,802	$3,655	$3,480	$3,447	$3,332
Goodwill impairment charge	—	—	—	—	(492)	—	—
Operating income (loss)	398	474	647	663	(225)	571	789
Income (loss) from continuing operations before income taxes and interest in earnings of associates	347	404	518	499	(337)	239	587
Net income (loss) from continuing operations	286	298	373	377	(433)	219	470
Discontinued operations, net of tax	—	—	—	—	—	1	—
Net income (loss) attributable to Willis Group Holdings	$280	$293	$362	$365	$(446)	$204	$455

Earnings per share on continuing operations—basic	$1.56	$1.64	$2.03	$2.07	$(2.58)	$1.17	$2.68
Earnings per share on continuing operations—diluted	$1.54	$1.61	$2.00	$2.04	$(2.58)	$1.15	$2.66

Average number of shares outstanding
—basic	179	179	178	176	173	173	170
—diluted	182	182	181	179	173	176	171

Balance Sheet Data (as of period end)
Cash and cash equivalents	$483	$708	$635	$796	$500	$436	316
Goodwill	3,097	2,870	2,937	2,838	2,827	3,295	3,294
Other intangible assets, net	675	360	450	353	385	420	492
Total assets(i)	18,319	16,551	15,435	14,800	15,112	15,728	15,850
Long-term debt	2,052	2,302	2,142	2,311	2,338	2,354	2,157
Total Liabilities(i)	15,778	14,089	13,369	12,557	13,387	13,211	13,242
Total Willis Group Holdings stockholders’ equity	2,393	2,444	1,985	2,215	1,699	2,486	2,577
Other Financial Data
Cash dividends declared per common share	$0.62	$0.60	$1.20	$1.12	$1.08	$1.04	$1.04

(i)	Willis collects premiums from insureds and, after deducting its commissions, remits the premiums to the respective insurers; Willis also collects claims or refunds from insurers which it then remits to insureds. Uncollected premiums from insureds and uncollected claims or refunds (referred to as “fiduciary receivables”) are recorded as fiduciary assets on Willis’ consolidated balance sheet. Unremitted insurance premiums, claims or refunds (referred to as “fiduciary funds”) are also recorded within fiduciary assets. Fiduciary liabilities represent the obligations to remit fiduciary funds and fiduciary receivables to insurers and insureds.

SELECTED HISTORICAL FINANCIAL DATA OF TOWERS WATSON

The selected historical consolidated financial data as of June 30, 2015 and 2014, and for each of the three years ended June 30, 2015, have been derived from Towers Watson’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended June 30, 2015 incorporated by reference into this joint proxy statement/prospectus. The selected historical financial data of Towers Watson as of June 30, 2013, 2012 and 2011, and for the years ended June 30, 2012 and 2011 have been derived from Towers Watson’s audited consolidated financial statements for such years, which have not been incorporated by reference into this joint proxy/prospectus.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Towers Watson or the combined company, and you should read the following information together with Towers Watson’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Towers Watson’s Annual Report on Form 10-K for the year ended June 30, 2015, which is incorporated by reference in this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 226 of this joint proxy statement/prospectus.

	Year Ended June 30,
	2015	2014	2013	2012	2011
	(Millions, except per share data)
Income Statement Data
Total revenues	$3,645	$3,482	$3,433	$3,258	$3,109
Operating income	589	495	432	364	288
Income from continuing operations before income taxes	586	499	429	370	301
Income from continuing operations	386	360	292	238	180
Discontinued operations, net of tax	—	6	24	23	17
Net income attributable to Towers Watson	$385	$359	$319	$260	$194

Earnings per share on net income—basic	$5.52	$5.09	$4.48	$3.60	$2.62
Earnings per share on net income—diluted	$5.50	$5.06	$4.46	$3.59	$2.62

Average number of shares outstanding
—basic	70	71	71	72	74
—diluted	70	71	72	73	74

Balance Sheet Data (as of period end)
Cash and cash equivalents	$715	$728	$533	$478	$529
Goodwill	2,278	2,313	2,219	2,252	1,943
Other intangible assets, net	654	657	688	769	695
Total assets	5,394	5,628	5,332	5,357	5,099
Revolving credit facility, term loans and notes	240	225	250	458	99
Total liabilities	2,447	2,517	2,587	2,900	2,496
Total Towers Watson stockholders’ equity	$2,932	$3,097	$2,724	$2,433	$2,592
Other Financial Data
Dividends declared per share	$0.60	$0.42	$0.46	$0.40	$0.30

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following selected unaudited pro forma combined financial data (referred to as the “selected pro forma data”) gives effect to the Merger, for purposes of the unaudited pro forma condensed combined balance sheet data as of June 30, 2015 as if it had occurred on June 30, 2015 and for purposes of the unaudited pro forma combined statement of operations data for the fiscal year ended December 31, 2014 and the six months ended June 30, 2015 as if it had occurred on January 1, 2014.

The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of the combined company included elsewhere in this joint proxy statement/prospectus and the accompanying notes to the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information was based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of each of Willis and Towers Watson for the applicable periods, which have been incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” and “Unaudited Pro Forma Combined Financial Information,” of this joint proxy statement/prospectus for additional information, beginning on pages 226 and 165, respectively. The selected pro forma data have been presented for illustrative purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Merger been completed as of the dates indicated. In addition, the selected pro forma data do not purport to project the future financial position or operating results of the combined company. Also, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the preliminary fair values of assets acquired and liabilities assumed reflected in the selected pro forma data are subject to adjustment and may vary materially from the fair values that will be recorded upon completion of the Merger.

	Six months ended June 30, 2015	Year ended December 31, 2014
	(Millions, except per share data)
Income Statement Data
Total revenues	$3,819	$7,301
Operating income	628	920
Income before income taxes and interest in earnings of associates	574	784
Net income attributable to Willis Group Holdings	$432	$554

Earnings per share—basic	$3.15	$4.07
Earnings per share—diluted	$3.13	$4.04

Cash dividends declared per common share(i)	$0.62	$1.20

As at June 30, 2015
(Millions)
Balance Sheet Data (as of period end)
Total assets	$29,490
Total long-term debt (including current portion)	2,857
Total Willis Group Holdings stockholders’ equity	$10,653

(i)	The Willis combined pro forma cash dividends per share are the same as Willis’ historical cash dividends per share. Under Willis’ current dividend policy, the board of directors considers matters such as financial results, capital requirements, general business conditions and any other such matters that it believes to be a relevant factor in determining the amount of any dividend to be declared.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE FINANCIAL DATA

The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for Willis ordinary shares and Towers Watson common stock. The unaudited pro forma and pro forma equivalent per share financial information gives effect to the pending Merger as if the transaction had occurred on June 30, 2015 for book value per share data and as of January 1, 2014 for net income per share data.

The pro forma per share income statement information for the year ended December 31, 2014 combines: (i) the historical consolidated statement of income of Willis for the fiscal year ended December 31, 2014, and (ii) the historical consolidated statement of income of Towers Watson for the twelve months ended December 31, 2014, which was derived by adding the consolidated statement of income for the fiscal year ended June 30, 2014 to the consolidated condensed statement of income for the three months ended September 30, 2014 and the consolidated condensed statement of income for the three months ended December 31, 2014 and deducting both the consolidated condensed statement of income for the three months ended September 30, 2013 and the consolidated condensed statement of income for the three months ended December 31, 2013.

The pro forma per share income statement information for the six months ended June 30, 2015 combines: (i) the historical condensed consolidated statement of income of Willis for the six months ended June 30, 2015 and (ii) the historical condensed consolidated statement of income of Towers Watson for the six months ended June 30, 2015, which was derived by subtracting the condensed consolidated statement of income for the three months ended December 31, 2014 and the three months ended September 30, 2014 from the consolidated statement of income for the fiscal year ended June 30, 2015.

The Towers Watson pro forma equivalent data per ordinary share financial information is calculated by multiplying the combined unaudited pro forma data per ordinary share amounts by the Exchange Ratio.

The following information should be read in conjunction with the audited financial statements of Willis which are incorporated by reference in this joint proxy statement/prospectus, the audited financial statements of Towers Watson, which are incorporated by reference in this joint proxy statement/prospectus, and the financial information contained in the “Unaudited Pro Forma Condensed Combined Statement of Income” and “Selected Historical Financial Data of Willis” sections of this joint proxy statement/prospectus, beginning on pages 167 and 44, respectively. The unaudited pro forma information below is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been completed as of the date indicated, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma information does not purport to project balance sheet data or results of operations data as of any future date or for any future period.

	Six Months Ended June 30, 2015	Year Ended December 31, 2014
Willis Historical Per Share Data
Earnings per share—basic	$1.56	$2.03
Earnings per share—diluted	$1.54	$2.00
Cash dividends declared per common share	$0.62	$1.20
Book value per share (as of period end)	$13.32	$11.11

Fiscal Year ended June 30, 2015
Towers Watson Historical Per Share Data
Earnings per share—basic	$5.52
Earnings per share—assuming dilution	$5.50
Cash dividends declared per common share	$0.60
Book value per share (as of period end)	$42.32

	Six Months Ended June 30, 2015	Year Ended December 31, 2014
Unaudited Pro Forma Combined Per Share Data
Earnings per share—basic	$3.15	$4.07
Earnings per share—diluted	$3.13	$4.04
Cash dividends declared per common share(i)	$0.62	$1.20
Book value per share (as of period end)	$77.70	n/a

	Six Months Ended June 30, 2015	Year Ended December 31, 2014
Unaudited Pro Forma Equivalent Per Share Data for Towers Watson(ii)
Earnings per share—basic	$2.16	$2.78
Earnings per share—diluted	$2.16	$2.78
Cash dividends declared per common share(i)	$0.62	$1.20
Book value per share (as of period end)(iii)	$119.22	n/a

(i)	The pro forma cash dividends per share are the same as Willis’ historical cash dividends per share. Under Willis’ current dividend policy, the board of directors considers matters such as financial results, capital requirements, general business conditions and any other such matters that it believes to be a relevant factor in determining whether or not to declare a dividend.
(ii)	The unaudited pro forma equivalent per share data for Towers Watson are calculated by multiplying the preliminary unaudited pro forma combined per share data by the Exchange Ratio and then dividing by the reverse stock split ratio.
(iii)	On the second business day immediately prior to the closing date, Towers Watson intends to declare and pay the Towers Watson pre-merger special dividend, in an amount of $4.87 per share of Towers Watson common stock, approximately $337 million in the aggregate based on approximately 69 million Towers Watson shares issued and outstanding at June 29, 2015.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share, as well as the dividend paid per share, of Willis ordinary shares, which trade on the NYSE under the symbol “WSH,” and Towers Watson common stock, which trades on the NASDAQ under the symbol “TW.”

	Willis Ordinary Shares			Towers Watson Common Stock
	High	Low	Dividend	High	Low	Dividend
2012
Quarter ended March 31, 2012	$39.85	$33.81	$0.27	$68.18	$57.02	$0.10
Quarter ended June 30, 2012	$37.38	$34.24	$0.27	$67.00	$56.62	$0.10
Quarter ended September 30, 2012	$37.94	$34.11	$0.27	$61.31	$50.57	$0.115
Quarter ended December 31, 2012	$37.62	$31.98	$0.27	$58.96	$49.74	$0.46

2013
Quarter ended March 31, 2013	$39.50	$33.89	$0.28	$69.49	$56.41	$0.00
Quarter ended June 30, 2013	$43.02	$37.86	$0.28	$82.87	$67.95	$0.00
Quarter ended September 30, 2013	$45.45	$40.10	$0.28	$108.34	$72.95	$0.00
Quarter ended December 31, 2013	$47.22	$42.15	$0.28	$128.81	$106.84	$0.14

2014
Quarter ended March 31, 2014	$45.38	$40.72	$0.30	$131.73	$98.50	$0.14
Quarter ended June 30, 2014	$44.49	$40.47	$0.30	$118.00	$100.72	$0.14
Quarter ended September 30, 2014	$44.59	$39.81	$0.30	$110.92	$98.92	$0.15
Quarter ended December 31, 2014	$45.66	$39.11	$0.30	$118.84	$98.10	$0.15

2015
Quarter ended March 31, 2015	$49.61	$42.81	$0.31	$135.50	$110.16	$0.15
Quarter ended June 30, 2015 (through June 29, 2015)	$49.96	$45.28	$0.31	$141.88	$126.27	$0.15

On June 29, 2015, the last trading day before the public announcement of the signing of the Merger Agreement, the closing sale price per Willis ordinary share on the NYSE was $45.40 and the closing sale price per share of Towers Watson common stock on the NASDAQ was $137.98. On October 7, 2015, the latest practicable date before the date of this joint proxy statement/prospectus, the closing sale price per Willis ordinary share on the NYSE was $42.20 and the closing sale price per share of Towers Watson common stock on the NASDAQ was $120.36.

INFORMATION ABOUT THE COMPANIES

Willis

Willis Group Holdings Public Limited Company

200 Liberty Street, 7th Floor

New York, NY 10281-1003

Telephone: (800) 234-8596 or (212) 915-8888

51 Lime Street

London, EC3M 7DQ

England

Telephone: (011) (44)-(20)-3124-6000

Willis is a leading risk advisor, employee benefits consultant, insurance and reinsurance broker with a global network spanning 120 countries. Willis experts deliver intelligent solutions to clients with the aim of increasing their resilience and improving their understanding and management of risk. Willis prides itself on taking an analytical approach to each client challenge and has specialist practices in major industries including Construction, Financial Services, Natural Resources, TMT and Transportation.

Willis was incorporated in Ireland on September 24, 2009 to facilitate the change of the place of incorporation of the parent company of Willis from Bermuda to Ireland. Willis ordinary shares are listed on the NYSE under the symbol “WSH.”

Merger Sub

Citadel Merger Sub, Inc.

c/o Willis Group Holdings Public Limited Company

200 Liberty Street, 7th Floor

New York, NY 10281-1003

Telephone: (800) 234-8596 or (212) 915-8888

51 Lime Street

London, EC3M 7DQ

England

Telephone: (011) (44)-(20)-3124-6000

Merger Sub is a Delaware corporation and currently a direct wholly owned subsidiary of Willis. Merger Sub was incorporated on June 25, 2015 for the purposes of effecting the Merger. To date, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the Merger Agreement, the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the proposed transaction.

Towers Watson

Towers Watson & Co.

901 N. Glebe Road

Arlington, VA 22203

Telephone: (703) 258-8000

Towers Watson is a leading global professional services company that helps organizations improve performance through effective people, risk and financial management. Towers Watson offers consulting, technology and solutions in the areas of benefits, talent management, rewards, and risk and capital management. Towers Watson was formed on January 1, 2010, from the merger of Towers, Perrin, Forster & Crosby, Inc. and Watson Wyatt Worldwide, Inc., two leading professional services firms that traced their roots back more than 100 years. Towers Watson’s common stock is listed on the NASDAQ Stock Market under the symbol “TW.”

THE WILLIS EXTRAORDINARY GENERAL MEETING

Date, Time and Place of the Willis Extraordinary General Meeting

Willis will convene the Willis EGM on November 18, 2015 at 9:30 a.m. (local time), at The Pierre Hotel, 2 East 61st Street, New York, New York 10065. On or about October 13, 2015, Willis commenced mailing this document and the enclosed form of proxy to its shareholders entitled to vote at the Willis EGM. Shareholders entitled to attend and vote at the Willis EGM may participate in such meeting in Ireland by technological means which will be available at the offices of Matheson, 70 Sir John Rogerson’s Quay, Dublin 2, Ireland at the time of the meeting (and such participation shall constitute presence in person at the EGM).

Purpose of the Willis Extraordinary General Meeting

This joint proxy statement/prospectus is being provided to Willis shareholders as part of a solicitation of proxies by the Willis board of directors for use at the Willis EGM. This joint proxy statement/prospectus provides Willis shareholders with important information they need to know to be able to vote, or instruct their brokers or other nominees to vote, at the Willis EGM.

At the Willis EGM, the Willis shareholders will be asked to consider and vote on the proposals described below. The resolutions may be voted on in such order as is determined by the Chairman of the Willis EGM so that, for the avoidance of doubt, a vote may be taken on the resolution regarding the Willis Adjournment Proposal before a vote is taken on any other resolution.

Willis Resolution 1 (the Willis Share Issuance Proposal): a proposal to approve the issuance of Willis ordinary shares as contemplated by the Merger Agreement.

Willis Resolution 2 (the Willis Name Change Proposal): a proposal to approve the name change of “Willis Group Holdings Public Limited Company” to “Willis Towers Watson Public Limited Company,” subject to, and immediately after, the consummation of the Merger.

Willis Resolution 3 (the Willis Consolidation Proposal): a proposal to approve the Consolidation, subject to, and immediately after, the consummation of the Merger.

Willis Resolution 4 (the Willis Adjournment Proposal): a proposal to approve and consent to the adjournment of the Willis EGM, or any adjournments thereof, to another time and place if, in the discretion of the Chairman, it is necessary or appropriate to, among other things, solicit additional proxies if there are insufficient votes received by way of proxy, at the time of the Willis EGM to approve the Willis Share Issuance Proposal, the Willis Name Change Proposal, and/or the Willis Consolidation Proposal.

The precise text of the Willis EGM Resolutions is set forth in the section entitled “Willis Proposals” beginning on page 58 of this joint proxy statement/prospectus.

Recommendation of the Willis Board of Directors

THE WILLIS BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT WILLIS SHAREHOLDERS VOTE FOR THE WILLIS SHARE ISSUANCE PROPOSAL, FOR THE WILLIS NAME CHANGE PROPOSAL, FOR THE WILLIS CONSOLIDATION PROPOSAL, AND FOR THE WILLIS ADJOURNMENT PROPOSAL.

The Willis Resolution 1 (the Willis Share Issuance Proposal), the Willis Resolution 3 (the Willis Consolidation Proposal) and the Willis Resolution 4 (the Willis Adjournment Proposal) are ordinary resolutions. The Willis Resolution 2 (the Willis Name Change Proposal) is a special resolution.

Completion of the Merger is conditioned on, among other things, approval of the Willis Share Issuance Proposal. Approval of each of the Willis Name Change Proposal, the Willis Consolidation Proposal and the Willis Adjournment Proposal at the Willis EGM is not a condition to the obligation of Willis to consummate the Merger. Accordingly, if all of the conditions to the Merger are satisfied or waived, Willis intends to complete the Merger, whether or not Willis Name Change Proposal, the Willis Consolidation Proposal and/or the Willis Adjournment Proposal have been approved. In addition, the implementation of the Willis Name Change Proposal and the Willis Consolidation Proposal are each conditioned on the consummation of the Merger.

For the Willis Share Issuance Proposal, because the votes required to approve such resolution are based on votes properly cast at the meeting, failures to vote will have no effect on the Willis Share Issuance Proposal but may make it more difficult to meet the requirement that the total votes cast on such proposal (including abstentions) represent over 50% in interest of all Willis ordinary shares entitled to vote on the proposal, and because abstentions are not considered votes properly cast, abstentions will have the same effect as a vote “AGAINST” this proposal.

For each of the Willis Name Change Proposal, the Willis Consolidation Proposal and the Willis Adjournment Proposal, because the votes required to approve such resolutions are based on votes properly cast at the meeting, and because abstentions are not considered votes properly cast, abstentions, along with failures to vote, will have no effect on the Willis Name Change Proposal, the Willis Consolidation Proposal and/or the Willis Adjournment Proposal (except for determining whether a quorum is present).

Willis Record Date and Quorum

Record Date

Only holders of Willis ordinary shares as of the close of business on October 2, 2015, the record date for the Willis EGM, will be entitled to notice of, and to vote at the Willis EGM or any adjournments thereof. On the Willis record date, there were 180,039,931 Willis ordinary shares outstanding, held by 1,369 registered holders. Each outstanding Willis ordinary share is entitled to one vote on the Willis Proposals and any other matter properly coming before the Willis EGM.

Quorum

The presence, in person or by proxy, of the holders of at least 50% of Willis ordinary shares outstanding and entitled to vote on the Willis record date constitutes a quorum for the Willis EGM. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum.

Required Vote

Required Vote to Approve Willis Resolution 1—The Willis Share Issuance Proposal

The affirmative vote of at least a majority of the votes cast, either in person or by proxy, at the Willis EGM, provided that the total votes cast including, abstentions, represents over 50% in interest of all Willis ordinary shares entitled to vote on such proposal, is required to approve the Willis Share Issuance Proposal.

Required Vote to Approve Willis Resolution 2—The Willis Name Change Proposal

The affirmative vote of at least 75% of the votes cast, either in person or by proxy, at the Willis EGM, is required to approve the Willis Name Change Proposal.

Required Vote to Approve Willis Resolution 3—The Willis Consolidation Proposal

The affirmative vote of at least a majority of the votes cast, either in person or by proxy, at the Willis EGM, is required to approve the Willis Consolidation Proposal.

Required Vote to Approve Willis Resolution 4—The Willis Adjournment Proposal

The affirmative vote of at least a majority of the votes cast, either in person or by proxy, at the Willis EGM is required to approve the Willis Adjournment Proposal.

Treatment of Abstentions; Failure to Vote

For purposes of the Willis EGM, an abstention occurs when a Willis shareholder attends the Willis EGM in person and does not vote or returns a proxy with an “abstain” vote.

For the Willis Share Issuance Proposal, because the votes required to approve such resolution are based on votes properly cast at the meeting, and because abstentions are not considered votes properly cast, failures to vote will have no effect on the Willis Share Issuance Proposal but may make it more difficult to meet the requirement that the total votes cast on such proposal (including abstentions) represent over 50% in interest of all Willis ordinary shares entitled to vote on the proposal and abstentions will have the same effect as a vote “AGAINST” this proposal.

For each of the Willis Name Change Proposal, the Willis Consolidation Proposal and the Willis Adjournment Proposal, because the votes required to approve such resolutions are based on votes properly cast at the meeting, and because abstentions are not considered votes properly cast, abstentions, along with failures to vote, will have no effect on the Willis Name Change Proposal, the Willis Consolidation Proposal and/or the Willis Adjournment Proposal (except for determining whether a quorum is present).

Voting on Proxies; Incomplete Proxies

Willis shareholders as of the Willis record date may vote by proxy or in person at the Willis EGM. Willis recommends that you submit your proxy even if you plan to attend the Willis EGM. If you vote by proxy, you may change your vote, among other ways, if you attend and vote at the Willis EGM.

If you own Willis ordinary shares in your own name, you are considered, with respect to those shares, the “shareholder of record.” If your shares are held in a stock brokerage account or by a bank, trust company or other nominee, you are considered the beneficial owner of shares held in “street name.”

If you properly sign, date, mark and return your proxy card or voting instruction form, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the Willis EGM for which proxies have been properly submitted and not revoked. If you sign and return your proxy card or voting instruction form appointing the Chairman as your proxy but do not mark your card to tell the proxy how to vote on a voting item, your shares will be voted with respect to such item in accordance with the recommendation of the Willis board of directors.

Willis shareholders may also vote over the Internet or by telephone by the close of business on the day immediately preceding the Willis EGM. Voting instructions are printed on the proxy card or voting instruction form you received, if available. Either method of submitting a proxy will enable your shares to be represented and voted at the Willis EGM.

Giving a proxy means that a Willis shareholder authorizes the persons named in the enclosed proxy card or voting instruction form to vote its shares at the Willis EGM in the manner it directs. A Willis shareholder may vote by proxy or in person at the Willis EGM. If you hold Willis ordinary shares in your name as a registered Willis shareholder, to submit a proxy, you may use one of the following methods:

•	By Internet. The web address and instructions for Internet voting can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet voting is available 24 hours a day until 11:59 p.m., Eastern time, on the day preceding the Willis EGM.

•	By Telephone. The toll-free telephone number for voting can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Telephone voting is available 24 hours a day. If you choose to vote by telephone, then you do not need to return the proxy card. To be valid, your vote by telephone must be received by 11:59 p.m., Eastern time, on the day preceding the Willis EGM.

•	By Mail. Sign date and mark the enclosed proxy card, and return it in the postage-paid envelope we have provided. To be valid, your vote by mail must be received by 11:59 p.m., Eastern time, on the day preceding the Willis EGM.

•	In Person. You may also vote your shares in person at the Willis EGM.

Willis requests that Willis shareholders vote over the Internet, by telephone (if available) or by completing and signing the accompanying proxy and returning it to Willis as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed and not later revoked, the Willis ordinary shares represented by it will be voted at the Willis EGM in accordance with the instructions contained on the proxy card.

If you sign and return your proxy or voting instruction card without indicating how to vote on the Willis Proposals, the Willis ordinary shares represented by your proxy will be voted “FOR” such proposal in accordance with the recommendation of the Willis board of directors.

If a Willis shareholder’s ordinary shares are held in street name by a broker, bank, trust company or other nominee, the shareholder should check the voting instruction form used by that firm to determine whether it may vote by telephone or the Internet.

EVERY WILLIS SHAREHOLDER’S VOTE IS IMPORTANT. ACCORDINGLY, EACH WILLIS SHAREHOLDER SHOULD VOTE, WHETHER OR NOT THE WILLIS SHAREHOLDER PLANS TO ATTEND THE WILLIS EXTRAORDINARY GENERAL MEETING IN PERSON.

Shares Held in Street Name

If your Willis ordinary shares are held in an account through a bank, broker, trust company or other nominee, you must instruct the bank, broker, trust company or other nominee how to vote your ordinary shares by following the instructions that the bank, broker, trust company or other nominee provides you along with this joint proxy statement/prospectus. Your bank, broker, trust company or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your Willis ordinary shares, so you should read carefully the materials provided to you by your bank, broker, trust company or other nominee. You may be eligible to submit such instructions electronically or by telephone.

Broker non-votes occur when Willis ordinary shares are held by a broker that is present in person or represented by proxy at the Willis EGM, but the broker is not instructed by the beneficial owner as to how to vote such Willis ordinary shares. As brokers do not have discretionary authority to vote on the Willis Proposals, there will be no broker non-votes.

If you do not provide a signed voting instruction form (or otherwise submit your voting instructions in accordance with the procedures specified by your broker, bank, trust company or other nominee) to your broker, bank, trust company or other nominee, your Willis ordinary shares will not be voted on any proposal on which the broker, bank, trust company or other nominee does not have discretionary authority to vote. Brokers, banks, trust companies and other nominees do not have discretionary voting with respect to the Willis Proposals. Accordingly, if you fail to provide a signed voting instruction form (or otherwise submit your voting instructions in accordance with the procedures specified by your broker, bank, trust company or other nominee) to your broker, bank, trust company or other nominee, your ordinary shares held through such broker, bank, trust company or other nominee will not be voted, which will have no effect on the vote count for the Willis Name Change Proposal, the Willis Consolidation Proposal and the Willis Adjournment Proposal, and, in the case of the Willis Share Issuance Proposal, will have no effect on the vote count for such proposal but may make it more difficult to meet the requirement that the total votes cast on such proposal (including abstentions) represent over 50% in interest of all Willis ordinary shares entitled to vote on the proposal.

Revocability of Proxies and Changes to a Willis Shareholder’s Vote

If you are a Willis shareholder of record, you may revoke or change your proxy before it is voted at the Willis EGM by:

•	timely delivering written notice that you have revoked your proxy to the Company Secretary of Willis at least one hour before the commencement of the EGM at the following address:

Willis Group Holdings Public Limited Company

200 Liberty Street, 7th Floor

New York, NY 10281-1003

Attention: Company Secretary

•	timely submitting your voting instructions again by telephone or over the Internet;

•	signing and returning by mail a proxy card with a later date so that it is received prior to the Willis EGM; or

•	attending the Willis EGM and voting by ballot in person.

Attendance at the Willis EGM will not, in and of itself, revoke or change a proxy.

Attending the Willis EGM will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail. If your Willis ordinary shares are held in “street name” by a broker, bank, trust company or other nominee, you should contact your broker, bank, trust company or other nominee to change your vote.

Solicitation of Proxies

Willis will bear the cost of soliciting proxies from its shareholders, except that the costs associated with the filing, printing, publication and mailing of this joint proxy statement/prospectus to both Willis’ shareholders and Towers Watson’s stockholders will be borne and discharged one-half by Willis and one-half by Towers Watson.

Willis will solicit proxies by mail. In addition, the directors, officers and employees of Willis may solicit proxies from its shareholders by telephone, electronic communication, the Internet or in person, but will not receive any additional compensation for their services. Willis will make arrangements with brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy solicitation materials to the beneficial owners of Willis ordinary shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

Willis has engaged a professional proxy solicitation firm, Morrow & Co. LLC to assist in the solicitation of proxies for a fee of approximately $20,000, and will reimburse Morrow & Co. LLC for its reasonable disbursements.

Attending the Willis Extraordinary General Meeting

Attendance at the Willis EGM is limited to Willis shareholders on the Willis record date. Please indicate on the enclosed proxy card if you plan to attend the Willis EGM. If your shares are held through a broker, bank, trust company or other nominee and you would like to attend, you will need to bring to the meeting a letter or account statement from the broker, bank, trust company or other nominee confirming beneficial ownership of the Willis ordinary shares as of the Willis record date for the Willis EGM. Any beneficial holder who plans to vote at the Willis EGM must also obtain a legal proxy, executed in their favor by or on behalf of their broker, bank, trust company or other nominee, and should contact such broker, bank, trust company or other nominee for instructions on how to obtain a legal proxy. Each Willis shareholder will be asked to provide valid government-issued photo identification, such as a driver’s license or passport, and proof of ownership as of the Willis record date. The use of cell phones, smartphones, pagers, recording and photographic equipment will not be permitted in the meeting rooms.

Assistance

If you need assistance in completing your proxy card, voting instruction form or have questions regarding the Willis EGM please contact Morrow & Co. LLC, the proxy solicitation agent for Willis, by mail at 470 West Avenue—3rd floor, Stamford, CT 06902. Banks and brokers call collect: (203) 658-9400; all others call toll free: (800) 278-2141. Alternatively, you can email wsh.info@morrowco.com.

WILLIS PROPOSALS

Willis Proposals

Willis Resolution 1—The Willis Share Issuance Proposal (Item 1 on Proxy Card)

As discussed throughout this document, Willis is asking its shareholders to approve the Willis Share Issuance Proposal. Holders of Willis ordinary shares should read carefully this document in its entirety, including the appendices, for more detailed information concerning the Merger Agreement and the transactions contemplated thereby. In particular, holders of Willis ordinary shares are directed to the Merger Agreement, a copy of which is attached as Annex A to this document.

Accordingly, Willis is requesting its shareholders adopt the following resolution, which is an ordinary resolution.

“RESOLVED, as an ordinary resolution that, subject to applicable rules and listing standards of the New York Stock Exchange and to applicable rules and regulations of the U.S. Securities and Exchange Commission, the Directors of Willis be and they are hereby generally and unconditionally authorized pursuant to section 1021 of the Companies Act 2014 to exercise all the powers of Willis to allot relevant securities (within the meaning of section 1021 of the Companies Act 2014) as contemplated by the Merger Agreement, up to an aggregate nominal amount of Willis ordinary shares necessary for purposes of satisfying the aggregate Merger Consideration, provided that such authority shall (a) expire on March 31, 2016 or such later date as may be determined by the Willis board of directors (provided that under the Companies Act, such later date cannot be more than 5 years after the date on which this resolution is passed), (b) be without prejudice and in addition to the authority under the said Section 1021 previously granted to the Willis board of directors pursuant to an ordinary resolution passed at the annual general meeting of Willis held on June 30, 2015 and (c) not authorize the Willis board of directors to issue more than the authorised but unissued share capital of Willis as at the date of this resolution.”

Vote Required and Willis Board Recommendation

The affirmative vote of holders of at least a majority of the votes cast, either in person or by proxy, at the Willis EGM, provided that the total votes cast, including abstentions, represents over 50% in interest of all Willis ordinary shares entitled to vote on such proposal, is required to approve the Willis Share Issuance Proposal.

Completion of the Merger is conditioned on, among other things, approval of the Willis Share Issuance Proposal. The issuance of the Willis ordinary shares will become effective only if the Merger is completed.

The Willis board of directors unanimously recommends a vote “FOR” the Willis Share Issuance Proposal.

See “The Merger—Recommendation of the Willis Board of Directors and Willis’ Reasons for the Merger” beginning on page 80 of this joint proxy statement/prospectus.

Willis Resolution 2—The Willis Name Change Proposal (Item 2 on Proxy Card)

As discussed throughout this document, Willis is asking its shareholders to approve the Willis Name Change Proposal. Pursuant to the Merger Agreement Willis has agreed, subject to the receipt of Willis shareholder approval, to take all action as is necessary to change its name from “Willis Group Holdings Public Limited Company” to “Willis Towers Watson Public Limited Company,” subject to, and immediately after, the consummation of the Merger. The change of name will be effected by the Willis shareholders passing a special resolution approving the change of name.

Accordingly, Willis is requesting its shareholders adopt the following resolution, which is a special resolution:

“RESOLVED, as a special resolution that, subject to and conditional upon the consummation of the Merger as contemplated by the Merger Agreement and Resolution 1 above being duly passed, the name of Willis Group Holdings Public Limited Company shall be changed to Willis Towers Watson Public Limited Company.”

Overview

The Willis Name Change Proposal is conditioned on approval of the Willis Share Issuance Proposal. If Willis and Towers Watson do not complete the Merger, Willis will not effect the name change contemplated by the Willis Name Change Proposal, notwithstanding that Willis shareholders may have previously approved the Willis Name Change Proposal.

The change of Willis’ name will not affect, in any way, the validity of currently outstanding share certificates, nor will it be necessary for shareholders to surrender or exchange any stock certificates that they currently hold as a result of the name change. In connection with the Willis Name Change Proposal, Willis may seek to change the trading symbol of the ordinary shares on the NYSE or the NASDAQ.

In recognition of the transformative nature of the Merger, the Willis board of directors believes that it is an appropriate and opportune time to adopt a name that is reflective of the combined company following the Merger. The holders of Willis ordinary shares should read carefully this document in its entirety, including the appendices, for more detailed information concerning the Merger Agreement and the transactions contemplated thereby and the Willis Name Change Proposal. In particular, holders of Willis ordinary shares are directed to the Merger Agreement, a copy of which is attached as Annex A to this document.

Vote Required and Willis Board Recommendation

The affirmative vote of at least 75% of the votes cast, either in person or by proxy, at the Willis EGM, is required to approve the Willis Name Change Proposal.

The Willis Name Change Proposal is conditioned on approval of the Willis Share Issuance Proposal. Furthermore, if Willis and Towers Watson do not complete the Merger, Willis will not effect the name change contemplated by the Willis Name Change Proposal, notwithstanding that Willis shareholders may have previously approved the Willis Name Change Proposal.

Completion of the Merger is not conditioned on the approval of the Willis Name Change Proposal. Accordingly, if all of the conditions to the Merger are satisfied or waived, Willis intends to complete the Merger, whether or not Willis Name Change Proposal has been approved.

The Willis board of directors unanimously recommends a vote “FOR” the Willis Name Change Proposal.

See “The Merger—Recommendation of the Willis Board of Directors and Willis’ Reasons for the Merger” beginning on page 80 of this joint proxy statement/prospectus.

Willis Resolution 3—The Willis Consolidation Proposal (Item 3 on Proxy Card)

As discussed throughout this document, Willis is asking its shareholders to approve the Willis Consolidation Proposal. Pursuant to the Merger Agreement, subject to the receipt of Willis shareholder approval, immediately after the consummation of the Merger, Willis will effect the Consolidation. If Willis shareholders approve the Willis Consolidation Proposal, and the Consolidation is effected, then every 2.6490 Willis ordinary shares will be consolidated into one Willis ordinary share.

Accordingly, Willis is requesting its shareholders adopt the following resolution, which is an ordinary resolution:

“RESOLVED, as an ordinary resolution that, subject to and, and immediately after, the consummation of the Merger:

(a) every 2.6490 authorised Willis ordinary shares of US$0.000115 each (the “Existing Ordinary Shares”) that, subject to, and immediately after the consummation of the Merger (or such other time and date as the Willis board of directors may determine) (the “Consolidation Record Time”), are shown in the books of Willis as unissued shall be consolidated into one new Willis ordinary share of US$0.000304635 each in the capital of Willis (the “Unissued Consolidated Ordinary Shares”), provided that, where such consolidation would otherwise result in a fraction of an Unissued Consolidated Ordinary Share, the number of Existing Ordinary Shares that would otherwise constitute such fraction be canceled pursuant to Section 83(1)(f)(ii) of the Companies Act 2014;

(b) every 2.6490 Existing Ordinary Shares in issue at the Consolidation Record Time be consolidated into one new Willis ordinary share of US$0.000304635 each (the “Consolidated Ordinary Shares”), provided that:

(i) where such consolidation would otherwise result in any member or shareholder (“Willis shareholder”) being entitled to a fraction of a Consolidated Ordinary Share, such fraction shall, so far as possible, be aggregated and consolidated with the fractions of a Consolidated Ordinary Share to which other Willis shareholders would otherwise be entitled into Consolidated Ordinary Shares and the Willis board of directors be authorized to sell (or appoint any other person to sell) to any person, on behalf of the relevant Willis shareholders, all the Consolidated Ordinary Shares representing such fractions, at the best price reasonably obtainable; and

(ii) the net proceeds of any such sale shall (after the deduction of the expenses of the sale) be distributed in due proportion to the relevant Willis shareholders;

and (iii) that any Director of Willis (or any person appointed by the Willis board of directors) be authorized to execute an instrument of transfer in respect of such shares on behalf of the relevant Willis shareholders and to do all acts and things the Directors consider necessary or desirable to effect the transfer of such shares to, or in accordance with the directions of, any buyer of any such shares; and

(c) each (if any) of the issued Existing Ordinary Shares that cannot be consolidated into a Consolidated Ordinary Share be immediately acquired by Willis from the Willis shareholders otherwise entitled thereto for nominal or no consideration and such acquisition shall take effect as a redemption pursuant to regulation 6 of the Willis articles of association. The Existing Ordinary Shares so redeemed shall be canceled and the issued share capital of Willis shall be reduced by the nominal value of the Existing Ordinary Shares so redeemed and canceled and any Director of Willis (or any person appointed by the Willis board of directors) be and is hereby authorized to execute an instrument of transfer in respect of such shares on behalf of the Willis shareholders concerned and to do all acts and things that the Directors consider necessary or desirable to effect the acquisition and cancellation of such shares.”

Overview

By approving the Willis Consolidation Proposal, the Willis shareholders approve, subject to the consummation of the Merger, the Consolidation which will occur immediately after the consummation of the Merger. If the Willis shareholders approve the Willis Consolidation Proposal and Willis effects the Consolidation, then every 2.6490 Willis ordinary shares authorized and issued (and every 2.6490 Willis ordinary shares, if any, that are treasury shares of Willis) would be consolidated into one Willis ordinary share.

If Willis effects the Consolidation, then, except for adjustments that may result from the treatment of fractional shares as described below, each Willis shareholder will hold the same percentage of then-outstanding Willis ordinary shares immediately following the Consolidation as such Willis shareholder held immediately prior to the Consolidation. The nominal value of the Willis ordinary shares would be changed from $0.000115 to $0.000304635 nominal value per share.

Principal Effects of the Consolidation

If Willis shareholders approve the Willis Consolidation Proposal and Willis effects the Consolidation, each Willis shareholder will own a reduced number of Willis ordinary shares upon the effectiveness of the Consolidation. Willis would effect the Consolidation simultaneously for all outstanding Willis ordinary shares. The Consolidation will change the nominal value of Willis ordinary shares from $0.000115 to $0.000304635 per share. The Consolidation will affect all Willis shareholders uniformly and will not change any Willis shareholder’s percentage ownership interest in Willis, except to the extent that the Consolidation would result in any Willis shareholders otherwise owning a fractional share that will be cashed out. Therefore, voting rights and other rights and preferences of the holders of Willis ordinary shares will not be affected by the Consolidation (other than as a result of the payment of cash in lieu of fractional shares). Willis ordinary shares issued pursuant to the Consolidation will remain fully paid and nonassessable.

As of the effective time of the Consolidation, Willis will adjust and proportionately decrease the number of Willis ordinary shares issuable in respect of equity incentive awards and also adjust and proportionately increase the exercise price of all outstanding options. In addition, as of the effective time of the Consolidation, Willis will adjust and proportionately decrease the total number of Willis ordinary shares that may be the subject of future grants under Willis’ equity incentive plans.

Fractional Shares

Willis will not issue any fractional Willis ordinary share in connection with the Consolidation. Under the Consolidation, each shareholder who would otherwise be entitled to receive a fractional Willis ordinary share as a result of the Consolidation will, with respect to such fractional share, be entitled to receive cash in lieu of such fractional share in an amount equal to the net cash proceeds attributable to the sale of such fractional share following the aggregation and sale by Willis’ transfer agent of all fractional Willis ordinary shares otherwise issuable, on the basis of prevailing market prices at such time.

Effect on Registered “Book-Entry” Shareholders

Registered Willis shareholders may hold some or all of their Willis ordinary shares electronically in book-entry form. These Willis shareholders will not have share certificates evidencing their ownership of Willis ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

•	If you hold registered shares in book-entry form, you do not need to take any action to receive your post-Consolidation shares.

•	If you are entitled to post-Consolidation shares, a transaction statement will automatically be sent to your address of record indicating the number of shares you hold.

Effect on Registered Certificated Shareholders

Some registered Willis shareholders hold all their Willis ordinary shares in certificate form or a combination of certificate and book-entry form. If you hold any of your Willis ordinary shares in certificate form, you will receive a letter of transmittal from Willis’ transfer agent as soon as practicable after the effective date of the Consolidation. The letter of transmittal will contain instructions on how to surrender your certificate(s)

representing your pre-Consolidation shares to the transfer agent. Upon receipt of your share certificate, Willis will issue to you the appropriate number of Willis ordinary shares electronically in book-entry form and provide a statement reflecting the number of shares registered in your account. Willis will not issue any new Willis ordinary shares in book-entry form to you until you surrender your outstanding certificate(s), together with the properly completed and executed letter of transmittal, to the transfer agent. At any time after receipt of your statement reflecting the number of shares registered in your book-entry account, you may request a share certificate representing your ownership interest.

Procedure for Effecting the Consolidation and Exchange of Stock Certificates

Beginning on the effective time of the Consolidation (which will occur immediately following the Merger), each certificate representing pre-Consolidation Willis ordinary shares will be deemed for all corporate purposes to evidence ownership of post-Consolidation Willis ordinary shares.

As soon as practicable after the effective time of the Consolidation, Willis will notify its shareholders that it has effected the Consolidation. Willis expects that Willis’ transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates.

•	Willis Shareholders: Holders of pre-Consolidation Willis ordinary shares will be asked to surrender to the exchange agent certificates representing pre-Consolidation ordinary shares in exchange for post-Consolidation Willis ordinary shares in electronic book-entry form in accordance with the procedures to be set forth in a letter of transmittal to be sent by Willis’ transfer agent. Willis will not issue any shares to a Willis shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

Any pre-Consolidation Willis ordinary shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Consolidation Willis ordinary shares. WILLIS SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNLESS AND UNTIL REQUESTED TO DO SO.

For Willis shareholders who hold registered shares in book-entry form, at the effective time of the Consolidation, the transfer agent will update your ownership amounts on Willis’ books and a transaction statement will automatically be sent to your address of record indicating the number of shares you hold. Such shareholders do not need to take any action to receive post-Consolidation ordinary shares.

Accounting Matters

The Consolidation will not affect the total ordinary shareholders’ equity on Willis’ balance sheet. The per share earnings or losses and net book value of Willis will be increased because there will be fewer Willis ordinary shares outstanding. Prior periods’ per share amounts will be restated in financial statements issued following the Merger to reflect the Consolidation.

No Appraisal Rights

Under Irish law, Willis shareholders are not entitled to appraisal rights with respect to the Consolidation.

Vote Required and Willis Board Recommendation

The affirmative vote of at least a majority of the votes cast, either in person or by proxy, at the Willis EGM, is required to approve the Willis Consolidation Proposal.

The Willis Consolidation Proposal is conditioned on approval of the Willis Share Issuance Proposal. Furthermore, if Willis and Towers Watson do not complete the Merger, Willis will not effect the Consolidation contemplated by the Willis Consolidation Proposal, notwithstanding that Willis shareholders may have previously approved the Willis Consolidation Proposal.

Completion of the Merger is not conditioned on the approval of the Willis Consolidation Proposal. Accordingly, if all of the conditions to the Merger are satisfied or waived, Willis intends to complete the Merger, whether or not the Willis Consolidation Proposal has been approved.

The Willis board of directors unanimously recommends a vote “FOR” the Willis Consolidation Proposal.

See “The Merger—Recommendation of the Willis Board of Directors and Willis’ Reasons for the Merger” beginning on page 80 of this joint proxy statement/prospectus.

Willis Resolution 4—The Willis Adjournment Proposal (Item 4 on Proxy Card)

As discussed throughout this document, Willis is asking its shareholders to approve the Willis Adjournment Proposal. The Merger Agreement provides that Willis may not, subject to certain exceptions, postpone or adjourn the Willis EGM more than thirty (30) days after the date on which the Willis EGM was originally scheduled.

Completion of the Merger is not conditioned on the approval of the Willis Adjournment Proposal.

Accordingly, Willis is requesting its shareholders adopt the following resolution, which is an ordinary resolution:

“RESOLVED, as an ordinary resolution that the Chairman of the meeting be and is hereby authorised to adjourn the meeting to another time and place if, in the discretion of the Chairman, it is necessary or appropriate to, among other things, solicit additional proxies if there are insufficient votes received by way of proxy, at the time of the meeting to approve the Willis Share Issuance Proposal, the Willis Name Change Proposal and/or the Willis Consolidation Proposal.”

Vote Required and Willis Board Recommendation

The affirmative vote of at least a majority of the votes cast, either in person or by proxy, at the Willis EGM is required to approve the Willis Adjournment Proposal.

Completion of the Merger is not conditioned on the approval of the Willis Adjournment Proposal. Accordingly, if all of the conditions to the Merger are satisfied or waived, Willis intends to complete the Merger, whether or not the Willis Adjournment Proposal has been approved.

The Willis board of directors unanimously recommends a vote “FOR” the Willis Adjournment Proposal.

Other Matters to Come Before the Willis Extraordinary General Meeting

No other matters are intended to be brought before the Willis EGM by Willis, and Willis does not know of any matters to be brought before the Willis EGM by others. If, however, any other matters properly come before the Willis EGM, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

THE TOWERS WATSON SPECIAL MEETING

Date, Time and Place of the Towers Watson Special Meeting

The Towers Watson special meeting will be held at Royal Palm South Beach, 1545 Collins Avenue, Miami Beach, FL 33139, at 8:00 a.m. (local time) on November 18, 2015. On or about October 13, 2015, Towers Watson commenced mailing this document and the enclosed form of proxy to its stockholders entitled to vote at the Towers Watson special meeting.

Purpose of the Towers Watson Special Meeting

At the Towers Watson special meeting, Towers Watson stockholders will be asked to:

•	approve and adopt the Merger Agreement, a copy of which is attached as Annex A to this document, and to approve the transactions contemplated by the Merger Agreement, including the Merger;

•	approve, on an advisory (non-binding) basis, specified compensatory arrangements between Towers Watson and its named executive officers relating to the transactions contemplated by the Merger Agreement; and

•	approve the adjournment of the Towers Watson special meeting, or any adjournments thereof, to another time and place if necessary or appropriate to, among other things, solicit additional proxies if there are insufficient votes at the time of the Towers Watson special meeting to approve the Towers Watson Merger Proposal.

Recommendation of the Towers Watson Board of Directors

The Towers Watson board of directors unanimously recommends that you vote “FOR” the Towers Watson Merger Proposal, “FOR” the Towers Watson Compensatory Arrangements Proposal and “FOR” the Towers Watson Adjournment Proposal. See “The Merger—Recommendation of the Towers Watson Board of Directors and Towers Watson’s Reasons for the Merger” beginning on page 93 of this joint proxy statement/prospectus.

Towers Watson Record Date and Quorum

The Towers Watson board of directors has fixed the close of business on October 1, 2015 as the record date for determining the holders of shares of Towers Watson common stock entitled to receive notice of and to vote at the Towers Watson special meeting.

As of the Towers Watson record date, there were 69,440,607 shares of Towers Watson common stock outstanding and entitled to vote at the Towers Watson special meeting held by 313 holders of record. Each share of Towers Watson common stock entitles the holder to one vote at the Towers Watson special meeting on each proposal to be considered at the Towers Watson special meeting.

The representation (in person or by proxy) of holders of at least a majority of the shares of Towers Watson common stock entitled to vote on the matters to be voted on at the Towers Watson special meeting constitutes a quorum for transacting business at the Towers Watson special meeting. All shares of Towers Watson common stock present in person or represented by proxy, including broker non-votes and abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Towers Watson special meeting.

As of the Towers Watson record date, directors and executive officers of Towers Watson and their affiliates owned and were entitled to vote 621,891.248 shares of Towers Watson common stock, representing less than one percent of the shares of Towers Watson common stock outstanding on that date. Towers Watson currently expects that Towers Watson’s directors and executive officers will vote their shares in favor of the Towers Watson Merger Proposal, the Towers Watson Compensatory Arrangements Proposal and the Towers Watson Adjournment Proposal, although none of them has entered into any agreements obligating them to do so.

Required Vote

Required Vote to Approve the Towers Watson Merger Proposal

The affirmative vote of a majority of the outstanding shares of Towers Watson common stock entitled to vote on the Towers Watson Merger Proposal at the Towers Watson special meeting is required to approve the Towers Watson Merger Proposal.

Required Vote to Approve the Towers Watson Compensatory Arrangements Proposal

The affirmative vote of a majority of the votes cast affirmatively or negatively on the Towers Watson Compensatory Arrangements Proposal is required to approve, on an advisory basis, the Towers Watson Compensatory Arrangements Proposal, and such vote will not be binding on Towers Watson or its board of directors or any of its committees.

Required Vote to Approve the Towers Watson Adjournment Proposal

The affirmative vote of a majority of the votes cast affirmatively or negatively on the Towers Watson Adjournment Proposal is required to approve the Towers Watson Adjournment Proposal.

Treatment of Abstentions; Failure to Vote

For purposes of the Towers Watson special meeting, an abstention occurs when a Towers Watson stockholder attends the Towers Watson special meeting in person and does not vote or returns a proxy with an “abstain” vote.

•	For the Towers Watson Merger Proposal, an abstention or a failure to vote will have the same effect as a vote cast “AGAINST” this proposal.

•	For each of the Towers Watson Compensatory Arrangements Proposal and the Towers Watson Adjournment Proposal, an abstention will have no effect on the vote count for such proposal (except for determining whether a quorum is present). If a Towers Watson stockholder fails to vote and is not present in person or by proxy at the Towers Watson special meeting, it will have no effect on the vote count for the Towers Watson Compensatory Arrangements Proposal or the Towers Watson Adjournment Proposal (assuming a quorum is present).

Voting on Proxies; Incomplete Proxies

Giving a proxy means that a Towers Watson stockholder authorizes the persons named in the enclosed proxy card or voting instruction form to vote its shares at the Towers Watson special meeting in the manner it directs. A Towers Watson stockholder may vote by proxy or in person at the Towers Watson special meeting. If you hold your shares of Towers Watson common stock in your name as a stockholder of record, to submit a proxy, you, as a Towers Watson stockholder, may use one of the following methods:

•	By Internet. The web address and instructions for Internet voting can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet voting is available 24 hours a day until 11:59 p.m., Eastern time, on November 17, 2015. If you choose to vote by Internet, then you do not need to return the proxy card.

•	By Telephone. The toll-free number for telephone voting can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Telephone voting is available 24 hours a day. If you choose to vote by telephone, then you do not need to return the proxy card. To be valid, your vote by telephone must be received by 11:59 p.m., Eastern time, on November 17, 2015.

•	By Mail. Sign, date and mark the enclosed proxy card, and return it in the postage-paid envelope we have provided. To be valid, your vote by mail must be received by 11:59 p.m., Eastern time, on November 17, 2015.

•	In Person. You may also vote your shares in person at the Towers Watson special meeting.

Towers Watson requests that Towers Watson stockholders vote over the Internet, by telephone or by completing and signing the accompanying proxy and returning it to Towers Watson as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Towers Watson common stock represented by it will be voted at the Towers Watson special meeting in accordance with the instructions contained on the proxy card.

If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the Towers Watson common stock represented by your proxy will be voted “FOR” such proposal in accordance with the recommendation of the Towers Watson board of directors. Unless a Towers Watson stockholder checks the box on its proxy card to withhold discretionary authority, the proxy holders may use their discretion to vote on the proposals relating to the Towers Watson special meeting.

If a Towers Watson stockholder’s shares are held in “street name” by a broker, bank, trust company or other nominee, the stockholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

Every Towers Watson stockholder’s vote is important. Accordingly, each Towers Watson stockholder should vote via the Internet or by telephone, or sign, date, mark and return the enclosed proxy card, whether or not the Towers Watson stockholder plans to attend the Towers Watson special meeting in person.

Shares Held in Street Name

If you are a Towers Watson stockholder and your shares are held in “street name” through a broker, bank, trust company or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the broker, bank, trust company or other nominee. You may not vote shares held in street name by returning a proxy card directly to Towers Watson or by voting in person at the Towers Watson special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank, trust company or other nominee. Further, brokers, banks, trust companies or other nominees who hold shares of Towers Watson common stock on behalf of their customers may not give a proxy to Towers Watson to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, trust companies and other nominees do not have discretionary voting power on these matters. Therefore, if you are a Towers Watson stockholder and you do not instruct your broker, bank, trust company or other nominee on how to vote your shares:

•	your broker, bank, trust company or other nominee may not vote your shares on the Towers Watson Merger Proposal, which broker non-votes will have the same effect as a vote “AGAINST” this proposal;

•	your broker, bank, trust company or other nominee may not vote your shares on the Towers Watson Compensatory Arrangements Proposal, which broker non-votes will have no effect on the vote count for this proposal (assuming a quorum is present); and

•	your broker, bank, trust company or other nominee may not vote your shares on the Towers Watson Adjournment Proposal, which broker non-votes will have no effect on the vote count for this proposal (assuming a quorum is present).

Revocability of Proxies and Changes to a Towers Watson Stockholder’s Vote

A Towers Watson stockholder has the power to change its vote at any time before its shares of Towers Watson common stock are voted at the Towers Watson special meeting by:

•	sending a written notice of revocation to the Secretary of Towers Watson at 901 N. Glebe Road Arlington, VA 22203 that is received by Towers Watson prior to 11:59 p.m., Eastern time, on November 17, 2015; or

•	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received no later than the deadline specified on the proxy card; or

•	attending the Towers Watson special meeting and voting in person.

Please note, however, that any beneficial owner of Towers Watson common stock whose shares are held in “street name” through a brokerage firm, bank, trust company or other nominee may revoke its proxy and vote its shares in person at the Towers Watson special meeting only in accordance with applicable rules and procedures as employed by such beneficial owner’s brokerage firm, bank, trust company or other nominee. If your shares are held in an account at a broker, bank, trust company or other nominee, you must follow the directions you receive from your bank, broker, trust company or other nominee in order to change or revoke your vote and should contact your broker, bank, trust company or other nominee to change your vote.

Attending the Towers Watson special meeting will NOT automatically revoke a proxy that was submitted through the Internet or by telephone or mail.

Solicitation of Proxies

Towers Watson will bear the cost of soliciting proxies from its stockholders, except that the costs associated with filing, printing, publication and mailing of this joint proxy statement/prospectus to both Towers Watson’s stockholders and Willis’ shareholders will be borne and discharged one-half by Towers Watson and one-half by Willis. Towers Watson will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. Towers Watson has retained MacKenzie, a professional proxy solicitation firm, to assist in the solicitation of proxies for a fee not expected to exceed $75,000. Towers Watson has also agreed to reimburse MacKenzie for reasonable out-of-pocket expenses incurred in connection with the proxy solicitation and to indemnify MacKenzie against certain losses, claims and expenses. In addition to solicitations by mail, Towers Watson’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the Towers Watson Special Meeting

Subject to space availability and certain security procedures, all Towers Watson stockholders as of the record date, or their duly appointed proxies, may attend the Towers Watson special meeting. Admission to the Towers Watson special meeting will be on a first-come, first-served basis.

If you hold your shares of Towers Watson common stock in your name as a stockholder of record and you wish to attend the Towers Watson special meeting, you must present your proxy and evidence of your stock ownership, such as your most recent account statement, to the Towers Watson special meeting. You should also bring valid picture identification.

If your shares of Towers Watson common stock are held in “street name” in a stock brokerage account or by a bank, trust company or other nominee and you wish to attend the Towers Watson special meeting, you need to bring a copy of a bank or brokerage statement to the Towers Watson special meeting reflecting your stock ownership as of the record date. You should also bring valid picture identification.

Assistance

If you need assistance in completing your proxy card or voting instruction form or have questions regarding the Towers Watson special meeting, please contact MacKenzie, the proxy solicitation agent for Towers Watson, by mail at 105 Madison Avenue, New York, NY 10016. Banks and brokers call collect: (212) 929-5500; all others call toll free: (800) 322-2885. Alternatively, you can email proxy@mackenziepartners.com.

TOWERS WATSON PROPOSALS

Towers Watson Merger Proposal

As discussed throughout this document, Towers Watson is asking its stockholders to approve the Towers Watson Merger Proposal. Pursuant to the Merger Agreement, Willis will combine with Towers Watson in an all-stock merger of equals transaction. Merger Sub, a wholly-owned direct subsidiary of Willis, will merge with and into Towers Watson, with Towers Watson continuing as the surviving corporation (referred to as the “surviving corporation”). Following the Merger, Towers Watson will be a subsidiary of Willis and the Towers Watson common stock will be delisted from the NASDAQ, deregistered under the Exchange Act and cease to be publicly traded.

Holders of shares of Towers Watson common stock should read carefully this document in its entirety, including the appendices, for more detailed information concerning the Merger Agreement and the Merger. In particular, holders of shares of Towers Watson common stock are directed to the Merger Agreement, a copy of which is attached as Annex A to this document.

Completion of the Merger is conditioned on approval of the Towers Watson Merger Proposal.

Vote Required and Towers Watson Board Recommendation

The affirmative vote of a majority of the outstanding shares of Towers Watson common stock entitled to vote on the Towers Watson Merger Proposal at the Towers Watson special meeting is required to approve the Towers Watson Merger Proposal.

The Towers Watson board of directors unanimously recommends a vote “FOR” the Towers Watson Merger Proposal.

Towers Watson Compensatory Arrangements Proposal

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder that were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Towers Watson is providing its stockholders with the opportunity to cast a non-binding, advisory vote at the Towers Watson special meeting to approve the compensation that may be paid or become payable to Towers Watson’s named executive officers in connection with the Merger and the agreements and understandings pursuant to which such compensation may be paid or has become payable in connection with the Merger. This non-binding advisory proposal relates only to the contractual obligations of Towers Watson that exist as of the completion of the Merger that may result in a payment to Towers Watson’s named executive officers in connection with the consummation of the Merger (regardless of the timing of payment) and does not relate to any new compensation or other arrangements following the Merger.

The Towers Watson board unanimously recommends that the Towers Watson stockholders approve the following resolution:

RESOLVED, that the compensation that may be paid or become payable to Towers Watson’s named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K under “The Merger—Interests of Towers Watson’s Directors and Executive Officers in the Transaction—Golden Parachute Compensation,” is hereby APPROVED.

This vote on executive compensation payable in connection with the Merger is a vote separate and apart from the vote to approve the Merger. Accordingly, Towers Watson stockholders may vote to approve the compensation that may be paid or become payable to Towers Watson’s named executive officers in connection with the Merger and vote to not approve the Merger and vice versa. Because the vote is advisory in nature only, it will not be binding on Towers Watson or the surviving corporation. Accordingly, if the Merger is consummated, Towers Watson will be contractually obligated to pay the compensation payable under such arrangements, subject only to the conditions applicable thereto, regardless of the outcome of the advisory vote.

The Merger is not conditioned on the approval of the Towers Watson Compensatory Arrangements Proposal.

Vote Required and Towers Watson Board Recommendation

The affirmative vote of a majority of the votes cast affirmatively or negatively on the Towers Watson Compensatory Arrangements Proposal is required to approve, on an advisory basis, the Towers Watson Compensatory Arrangements Proposal, and such vote will not be binding on Towers Watson or its board of directors or any of its committees.

The Towers Watson board of directors unanimously recommends a vote “FOR” the Towers Watson Compensatory Arrangements Proposal.

Towers Watson Adjournment Proposal

Towers Watson is asking its stockholders to approve the adjournment of the Towers Watson special meeting, or any adjournments thereof, to another time and place if necessary or appropriate to, among other things, solicit additional proxies if there are insufficient votes at the time of the Towers Watson special meeting to approve the Towers Watson Merger Proposal. The Merger Agreement provides that Towers Watson may not, subject to certain exceptions, postpone or adjourn the Towers Watson special meeting more than thirty (30) days after the date on which the Towers Watson special meeting was originally scheduled.

Completion of the Merger is not conditioned on the approval of the Towers Watson Adjournment Proposal. Accordingly, if all of the conditions to the Merger are satisfied or waived, Towers Watson intends to complete the Merger, whether or not the Towers Watson Adjournment Proposal has been approved.

Vote Required and Towers Watson Board Recommendation

The affirmative vote of a majority of the votes cast affirmatively or negatively on the Towers Watson Adjournment Proposal is required to approve the Towers Watson Adjournment Proposal.

The Towers Watson board of directors unanimously recommends a vote “FOR” the Towers Watson Adjournment Proposal.

Other Matters to Come Before the Towers Watson Special Meeting

No other matters are intended to be brought before the Towers Watson special meeting by Towers Watson. If, however, any other matters properly come before the Towers Watson special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

THE MERGER

This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this joint proxy statement/prospectus as Annex A. You should read the entire Merger Agreement carefully as it is the legal document that governs the Merger.

Transaction Structure

Pursuant to the Merger Agreement, Willis will combine with Towers Watson in an all-stock merger of equals transaction. Merger Sub will merge with and into Towers Watson, with Towers Watson continuing as the surviving corporation. Following the Merger, Towers Watson will be a subsidiary of Willis and Towers Watson common stock will be delisted from the NASDAQ, deregistered under the Exchange Act and cease to be publicly traded.

Consideration to Towers Watson Stockholders

As a result of the Merger, each issued and outstanding share of Towers Watson common stock, other than excluded shares and dissenting shares, will be converted into the right to receive the Merger Consideration.

It is anticipated that Willis shareholders and Towers Watson stockholders, in each case as of immediately prior to the Merger, will hold approximately 50.1% and 49.9%, on a fully-diluted basis, respectively, of the Willis ordinary shares immediately after completion of the Merger. The foregoing expected ownership percentages were calculated based on what holders of shares and equity awards of Willis and Towers Watson would be expected to own immediately following the completion of the Merger on a fully diluted basis using the treasury stock method. It is currently estimated that, if the Merger is completed, Willis will issue or reserve for issuance approximately 184,494,306 million Willis ordinary shares.

In addition, Towers Watson intends to declare and pay the Towers Watson pre-merger special dividend prior to the closing date, in an amount of $4.87 per share of Towers Watson common stock.

No holder of Towers Watson common stock will be issued fractional Willis ordinary shares in the Merger. Each holder of Towers Watson common stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Willis ordinary share will receive, in lieu thereof, cash, without interest, in an amount equal to the proceeds from such sale by the exchange agent, if any, less any brokerage commissions or other fees, from the sale of such fractional Willis ordinary shares in accordance with such holders’ fractional interest in the aggregate number of Willis ordinary shares sold.

Post-Closing Matters

The Merger Agreement provides that following the Merger, subject to the applicable approvals by Willis shareholders at the Willis EGM, Willis will effect (i) the Consolidation and (ii) a change of name from Willis Group Holdings Public Limited Company to Willis Towers Watson Public Limited Company. Willis and Towers Watson also plan to combine Towers Watson with an existing U.S. subsidiary of Willis, with the existing U.S. subsidiary of Willis surviving, through a merger that will be effected immediately following the Merger.

Background of the Merger

The Willis board of directors regularly reviews and discusses Willis’ performance, risks, strategy and opportunities available to Willis. The Willis board of directors and management team review and evaluate the possibility of pursuing various strategic alternatives and relationships as part of Willis’ ongoing efforts to strengthen its businesses and enhance shareholder value, taking into account economic, regulatory, competitive and other conditions.

To support such reviews and evaluations, and to assist in certain ordinary course acquisition-related activities, Willis retained Perella Weinberg Partners LP, (referred to as “Perella Weinberg”), as a financial advisor on March 29, 2013. Part of this mandate was on a regular basis to assist the Willis board of directors and management in reviews of efforts to enhance shareholder value, including the value of organic initiatives and also evaluating potential strategic options for Willis. Between April 2013 and November 2014, Perella Weinberg worked with Willis management to gather and review information in order for Willis to consider potential strategic alternatives.

As part of this regular, ongoing process, at a November 6, 2014 meeting, Willis management reviewed with Perella Weinberg Willis’ strategic plan and the insurance brokerage industry landscape. Willis management and Perella Weinberg also discussed Willis’ competitive position and a broad, expansive range of potential strategic opportunities and the potential benefits that Willis might realize from a strategic transaction, such as a merger, that would provide enhanced scale for the company. On December 3, 2014, Willis management again met with representatives of Perella Weinberg to review Willis’ business and to discuss and evaluate potential strategic opportunities.

The Towers Watson board of directors engages in a regular strategic planning process and regularly reviews and discusses at board meetings, including in contact with its financial advisors, Towers Watson’s performance, risks, opportunities and strategy. As part of this process, representatives of Towers Watson from time to time have had conversations with representatives of other companies. At a meeting of the Towers Watson board of directors in May 2013, Mr. Haley discussed with the Towers Watson board of directors, among other potential strategic transactions, the possibility of pursuing a potential business combination transaction with Willis. The Towers Watson board of directors instructed Mr. Haley not to pursue such possibility at that time.

Mr. Haley and Dominic Casserley, Chief Executive Officer of Willis, initially scheduled a meeting in December 2014 in London to discuss existing commercial arrangements between the parties, including Willis’ use of Towers Watson’s health insurance exchange platform, other aspects of their respective businesses and industry perspectives. This meeting was rescheduled for January 2015.

On January 26, 2015, Mr. Haley and Mr. Casserley met in London to discuss the existing commercial arrangements between Willis and Towers Watson. During the meeting, Mr. Casserley raised a potential business combination between the two parties and reviewed the potential overall strategic benefits and potential synergies of a combination of Towers Watson and Willis. Mr. Haley and Mr. Casserley both indicated that they believed a business combination could provide significant benefits to Willis shareholders and Towers Watson stockholders, and each executive was open to further discussions on this topic. They agreed to involve in the discussion members of their respective management teams—Anne Pullum, Director of Corporate Development of Willis and Gordon Gould, Managing Director of Special Projects at Towers Watson—and agreed on a preliminary scope of work that would be necessary to further explore a combination.

On January 27, 2015, in connection with the Willis board of directors’ regular review of potential strategic merger or acquisition candidates, James F. McCann, Chairman of the Board of Directors of Willis, Willis management and representatives of Perella Weinberg, met to discuss potential combination candidates for Willis, which included, among others, Towers Watson.

In early February 2015, Mr. Haley called Mr. Gould to involve him in the discussions and Mr. Casserley called Ms. Pullum, to involve her as well.

On February 18, 2015, Mr. Casserley and Mr. Haley held a call as a follow-up to the discussion on January 26. During this call, Mr. Casserley and Mr. Haley refined the preliminary scope of work for a potential business combination and agreed to proceed to jointly explore the strategic rationale for, and potential synergies of, such a combination. Mr. Casserley and Mr. Haley agreed to meet again on April 10, 2015 to review this work.

In mid-February, 2015, Mr. Haley briefed Linda Rabbitt, Towers Watson’s lead independent director, regarding his discussions with Mr. Casserley with respect to a potential transaction with Willis. Later that month,

Mr. Haley called Gene Wickes, Managing Director of Benefits at Towers Watson to involve him in the discussions and Mr. Casserley called Timothy Wright, Chief Executive Officer of Willis International, to involve him as well.

On March 19, 2015, Willis and Towers Watson entered into a mutual confidentiality agreement, including a mutual standstill provision.

Mr. Gould and Ms. Pullum had a number of conversations regarding an agenda for their upcoming meeting on April 1, 2015. On April 1, 2015, Ms. Pullum and Mr. Wright met with Mr. Gould and Mr. Wickes to discuss the preliminary work regarding the strategic rationale and potential synergy opportunities of a combination, as well as the cultural compatibility of the companies, as a prelude to the meeting on April 10, 2015. Separately, Mr. Haley and Mr. McCann met over dinner and agreed to keep an open line of communication throughout the preliminary discussions. Mr. Haley continued to update Ms. Rabbitt regarding developments during this period.

On April 10, 2015, Mr. Casserley, along with Ms. Pullum and Mr. Wright, met with Messrs. Haley, Gould and Wickes in Washington D.C. During the meeting, they discussed, among other things, the strategic rationale for a potential business combination between Willis and Towers Watson, value creation opportunities, on a segment-by-segment basis, and potential synergies of such a combination.

On April 24, 2015, executives from Towers Watson, including Mr. Gould, Mr. Wickes, Jim Foreman, Managing Director of Exchange Solutions, Cecil Hemingway, Managing Director, Global Health and Benefits, and Eric Speer, Managing Director of Risk Consulting & Software, and executives from Willis, including Ms. Pullum, Mr. Wright, Jim Blaney, Director of the Willis North America Human Capital Practice, Todd Jones, Chief Executive Officer of Willis North America, and Christine LaSala, Chairwoman of Willis North America, met in New York to continue exploring a potential business combination. The executives discussed, among other things, initial assumptions regarding value creation opportunities and potential synergies between Willis and Towers Watson, including the potential sources of, and ability to capture, such opportunities, as well as cultural compatibility between the two organizations.

On May 1, 2015, at a meeting in London, Messrs. Casserley, Jones and Wright and Ms. Pullum and Messrs. Haley, Wickes, Gould and Speer continued their discussions regarding a potential business combination transaction. The parties reviewed a variety of topics, including the strategic rationale for the combination, cultural compatibility of the companies, value creation opportunities and a potential transaction timeline, although they did not discuss the potential terms of such a transaction. The parties determined at this meeting to move beyond the preliminary discussions and to involve additional members of their management teams. They also agreed to each formally engage financial advisors to assist in assessing the feasibility of a transaction.

Following the meeting on May 1, 2015, Mr. Casserley reviewed the discussions with Towers Watson with Mr. McCann, including the potential benefits of a business combination. Thereafter, Mr. McCann separately contacted each of the members of the Willis board of directors to update them regarding recent discussions with Towers Watson with respect to a potential business combination. Mr. Haley also discussed these matters with members of the Towers Watson board of directors.

On May 3, 2015, Mr. Haley spoke with representatives of BofA Merrill Lynch regarding the possibility of engaging BofA Merrill Lynch as Towers Watson’s financial advisor in connection with the potential transaction. Following this discussion, BofA Merrill Lynch began advising, and was subsequently engaged, as Towers Watson’s financial advisor with respect to the potential transaction.

On May 4, 2015, the Towers Watson board of directors convened a special telephonic meeting to discuss the potential transaction with Willis and to receive updates on various other matters. Members of Towers Watson management, including Kirkland Hicks, Towers Watson’s Vice President, General Counsel and Secretary, also participated in the meeting. Mr. Haley briefed the board regarding the preliminary discussions between Towers Watson and Willis management and the strategic rationale for the transaction. After discussion, the Towers

Watson board of directors determined that it was advisable to appoint a committee (referred to as the “Towers Watson Special Committee” or the “Special Committee”) consisting of four independent directors, Brendan O’Neill (chairman), Victor Ganzi, Linda Rabbitt and Paul Thomas, to initially assess matters relating to a potential combination with Willis. The Towers Watson board of directors believed appointment of the Special Committee would enable the directors to evaluate the potential combination in an efficient manner. The board also agreed to discuss the potential transaction in detail at the upcoming board meeting in mid-May.

On May 7, 2015, representatives of Perella Weinberg met with representatives of BofA Merrill Lynch to recap the discussions then to date between Willis and Towers Watson and to discuss initial considerations regarding the proposed transaction process and timeline.

On May 11, 2015, Mr. Haley spoke with Mr. Casserley over the phone and, later that evening, had dinner with Mr. McCann. During these meetings, Mr. Haley proposed that the pro forma split in equity ownership of the combined company between shareholders and stockholders of the two companies be based on market capitalization. Mr. Casserley and Mr. McCann suggested during these meetings that the pro forma ownership of the combined company should be based on the relative contribution of several different financial metrics of the two companies, which would result in Willis’ shareholders owning a larger percentage of the combined company than under a market capitalization approach. Mr. Haley and Messrs. Casserley and McCann did not reach an agreement regarding the approach and would continue to consider the alternatives. Mr. Haley continued to provide updates to the Towers Watson directors regarding these discussions.

On May 14, 2015, the Willis board of directors convened an informational telephonic meeting to discuss Willis’ business and opportunities, Willis’ industry and potential strategic alternatives available to Willis. Representatives of Perella Weinberg, Weil, Gotshal & Manges LLP, counsel to Willis, (referred to as “Weil”), and Matheson, Irish counsel to Willis, also participated in this meeting. At this meeting, the Willis board of directors, together with representatives of Willis management, Perella Weinberg and Weil (i) reviewed the value creation expected from Willis’ strategic plan and (ii) discussed strategies Willis might pursue as an alternative to Willis’ strategic plan, including a potential business combination with Towers Watson or other companies, a sale of Willis or certain businesses, acquiring another business or a leveraged recapitalization. For each of the alternatives presented, the Willis board of directors evaluated with its advisors and Willis management the strategic rationale, the benefits, risks and feasibility of such proposed alternatives, including continuing with Willis’ current strategy and not engaging in a significant transaction. During the meeting, Mr. Casserley, other members of Willis management, representatives of Perella Weinberg and Weil also updated the Willis board of directors on the status of discussions with Towers Watson. The presentation included, among other things, a detailed review of the rationale for such a transaction, potential terms, potential synergies and risks and next steps. Throughout the meeting, the Willis directors discussed the matters presented, and Willis management and representatives of Perella Weinberg and Weil answered the directors’ questions. The Willis board of directors directed management to continue discussions with Towers Watson regarding a potential combination, to continue to work with Willis’ advisors on assessing that alternative and other potential strategic alternatives, including the pros and cons of each, and to present a detailed update on those matters at the next informational meeting.

On the same date, the Towers Watson Special Committee held an in-person meeting to discuss the potential transaction with Willis. Messrs. Haley, Wickes and Hicks were also in attendance. The Special Committee received a detailed summary from Mr. Haley regarding the proposed merger of equals opportunity with Willis, including a description of his recent conversations with Mr. Casserley and the substance of prior meetings between various members of Towers Watson’s and Willis’ management teams. The presentation also included a description of the potential value proposition, cultural compatibility and strategic rationale for the proposed transaction. Messrs. Haley and Wickes then discussed with the Special Committee the preliminary work performed regarding synergies that might be created by such a transaction and the likelihood of achieving those synergies. The Special Committee also discussed Towers Watson’s competitive position within the industry and several other potential transaction opportunities that had been considered, as well as the pros and cons of such opportunities as compared to the proposed combination with Willis. Members of the Special Committee noted

Mr. Haley’s track record with prior “merger of equals” transactions and asked Ms. Rabbitt to discuss the combined company’s leadership with Willis’ Chairman. The Special Committee also discussed the external legal, tax and financial advisors to be engaged in connection with the transaction, and Mr. Hicks discussed with the Special Committee members their fiduciary duties in connection with their review of the potential transaction. The Special Committee directed management to present to the full board of directors a detailed update regarding Willis and the proposed transaction. Following the meeting, Ms. Rabbitt spoke with Mr. McCann by telephone to discuss the potential leadership structure of the combined company. Subsequently, Mr. McCann spoke to Mr. Casserley and a number of the other members of the Willis board of directors about the proposal that Mr. Haley serve as the Chief Executive Officer of the combined company, and Mr. Casserley agreed that would be a good outcome.

On May 15, 2015, the Towers Watson board of directors held a regular, in-person meeting in Toronto, Canada, at which certain members of Towers Watson management were also present. Following a discussion of matters unrelated to the proposed transaction, all of the members of management other than Messrs. Haley, Hicks and Wickes were excused from the meeting. Mr. Haley provided an update regarding the prior meetings and conversations between Towers Watson and Willis senior management. The full board was also updated regarding the actions of the Special Committee. The directors determined that the full board could act as efficiently as the Special Committee and therefore future board-level discussions regarding the transaction would be undertaken by the full board of directors. The board of directors reviewed other potential transaction opportunities that had been considered, as well as the pros and cons of such opportunities as compared to the proposed combination with Willis. The directors discussed the leadership of the combined company were the transaction to proceed, as well as a potential timeline for such a transaction. The board of directors also discussed their confidentiality obligations and the risk of market rumours, as well as a range of topics relating to the proposed combination, including, among others, potential tax, cost and revenue synergies and methodologies for the calculation thereof; the business outlook for Willis and Towers Watson as standalone companies; cultural compatibility of the companies; potential regulatory requirements relating to a merger with an insurance broker; and analyst coverage of Willis. Following this discussion, Mr. Haley and the Towers Watson executives were excused from the meeting while the independent directors continued to discuss the foregoing matters in executive session.

On May 19, 2015, Ms. Rabbitt spoke again with Mr. McCann by telephone regarding the potential leadership structure of the combined company. It was determined that Mr. Haley would lead the combined company as Chief Executive Officer.

On May 20, 2015, representatives of Willis and its advisors, Perella Weinberg, Weil and Matheson, met at Perella Weinberg’s offices in New York with representatives of Towers Watson and its advisors, BofA Merrill Lynch and Gibson, Dunn and Crutcher, LLP, (referred to as “Gibson Dunn”). The parties discussed the potential structure for the transaction, including initial tax structuring questions, the framework for due diligence review and a timeline and work plan for evaluating and pursuing a potential business combination of Willis and Towers Watson. The parties agreed to schedule due diligence meetings to evaluate various aspects of each other’s businesses. They also agreed to consider potential transaction structures and continue to develop a transaction timeline.

On the same day, Mr. Gould and Mr. Foreman met with representatives of Willis’ outside consultant, McKinsey & Company, referred to as McKinsey, and BofA Merrill Lynch to discuss a potential joint venture between Willis and Towers Watson that would leverage Towers Watson’s health care exchange business.

On May 26, 2015, Willis engaged Ernst & Young LLP to provide tax advice and assist Willis with its diligence review of Towers Watson tax matters.

On May 27, 2015, representatives of Perella Weinberg spoke with representatives of BofA Merrill Lynch regarding the potential merger consideration, exchange ratio and resulting pro forma ownership of the combined company by Willis shareholders and Towers Watson stockholders.

On May 29, 2015, Mr. Haley and Mr. Casserley discussed certain preliminary terms for the proposed combination, including the form of consideration (including the possibility of a pre-merger special dividend payable to Towers Watson stockholders), exchange ratio and resulting pro forma ownership of the combined company by Willis shareholders and Towers Watson stockholders. It had been suggested that a pre-merger special dividend payable to Towers Watson stockholders could be included in the structure to bridge portions of the differences in pro forma ownership resulting from the varying structures. In addition, Mr. Haley and Mr. Casserley discussed post-closing organizational matters, which included the combined company’s potential continued Irish domicile, the post-closing management structure, the post-closing board composition and the location of the combined company’s headquarters. Mr. Haley continued to update the Towers Watson directors regarding developments in the discussions.

On June 1, 2015, Mr. Casserley and Mr. McCann met with Mr. Haley and Mr. Ganzi in New York to discuss the form of consideration, pro forma ownership of the combined company by Willis shareholders and Towers Watson stockholders and the exchange ratio implied thereby. Towers Watson proposed a transaction structure that included payment of a pre-merger special dividend to its stockholders of $500 million and resulted in Willis’ shareholders and Towers Watson stockholders owning approximately 51% and 49%, respectively, of the combined company on a fully-diluted basis using the treasury stock method. This transaction structure assumed that the exchange ratio would be based on the then-current trailing 60-day volume-weighted average prices for Willis’ ordinary shares and Towers Watson’s common stock rather than on the companies’ respective earnings metrics.

Between June 1, 2015 and June 7, 2015, Mr. Haley and Mr. Gould had several telephone calls with BofA Merrill Lynch representatives to discuss the financial implications of the various proposals regarding transaction structure and merger consideration.

On June 2, 2015, Willis’ advisors formally engaged McKinsey on Willis’ behalf to assist with commercial due diligence on the private health insurance exchange marketplace. Subsequent to that, Willis and its advisors had several meetings and discussions with McKinsey regarding its findings.

On June 5, 2015, Mr. Haley and Mr. Casserley held a call to discuss Willis’ response to the June 1 Towers Watson proposal. Mr. Casserley proposed a revised structure that did not include a pre-merger special dividend to the Towers Watson stockholders and that resulted in Willis shareholders owning approximately 50.1% of the combined company and Towers Watson stockholders owning approximately 49.9% of the combined company, in each case on a fully-diluted basis using the treasury stock method, resulting in an implied exchange ratio of 2.632 Willis ordinary shares for each outstanding share of Towers Watson common stock. Mr. Haley emphasized the importance that the structure include a pre-merger special dividend payable to the Towers Watson stockholders.

On June 7, 2015, Mr. Haley and Mr. Ganzi called Mr. Casserley and Mr. McCann to discuss Willis’ June 5 proposal. Mr. Haley and Mr. Ganzi proposed a revised structure that would include payment of a $337 million pre-merger special dividend (approximately $4.87 per share) to Towers Watson stockholders and result in Willis’ shareholders and Towers Watson’s stockholders owning approximately 50.1% and 49.9%, respectively, of the combined company on a fully-diluted basis using the treasury stock method. This revised structure assumed that the exchange ratio would be based on the 60-day volume-weighted average prices for Willis ordinary shares and Towers Watson common stock as of June 5, 2015. This proposed structure represented an effective exchange ratio of approximately 2.632 Willis ordinary shares for each outstanding share of Towers Watson common stock after adjusting for the pre-merger special dividend, subject to adjustments due to fluctuation in the number of outstanding shares, options and restricted stock units of each company between June 5, 2015 and the closing of the transaction.

On June 9, 2015, representatives of Weil, at the direction of Willis, sent to representatives of Gibson Dunn a draft merger agreement. The draft agreement provided, among other things, that the merger consideration would solely consist of Willis ordinary shares, for reciprocal termination fees (with the fees to be measured by reference to a percentage of transaction value to be agreed upon) and for a mutual “fiduciary out” provision permitting either party to terminate the merger agreement to enter into an alternative unsolicited superior transaction conditioned upon payment of the termination fee, and placed reciprocal customary restrictions on Willis’ and Towers Watson’s respective ability to take certain actions during the period between signing and closing.

From June 9 until June 12, 2015, representatives of Willis, Perella Weinberg and Weil and representatives of Towers Watson, BofA Merrill Lynch and Gibson Dunn attended management and due diligence meetings at Weil’s offices in New York covering various aspects of Willis’ and Towers Watson’s businesses. During this period, Willis, Towers Watson and their advisors continued their respective due diligence reviews.

Also on June 9, 2015, Mr. Haley and Mr. McCann spoke over the telephone to clarify the main points of Towers Watson’s June 7 proposal, including with respect to pro forma ownership of the combined company and the pre-merger special dividend that would be payable to Towers Watson stockholders.

On June 10, 2015, Mr. Casserley met with Mr. Haley in London and agreed in principle to the transaction structure proposed by Towers Watson on June 7, 2015, which provided that immediately following the transaction, Willis shareholders would own, on a fully diluted basis, approximately 50.1% of the combined company, and Towers Watson stockholders would own approximately 49.9% of the combined company, with the exact exchange ratio to be determined based on (a) the expected number of outstanding shares, options and restricted stock units of each company as of the closing date of the transaction (including permitted pre-closing issuances by each company) and (b) the 60-day volume-weighted average prices for Willis ordinary shares and Towers Watson common stock as of June 5, 2015, adjusted for a pre-merger special dividend to be paid to Towers Watson stockholders prior to the consummation of the merger in the aggregate amount equal to $337 million. This structure resulted in an effective exchange ratio of approximately 2.632 Willis ordinary shares for each outstanding share of Towers Watson common stock, subject to adjustments due to fluctuation in the expected number of outstanding shares, options and restricted stock units of each company as of the closing date of the transaction (including permitted pre-closing issuances by each company). Mr. Casserley and Mr. Haley agreed to include the pre-merger special dividend in order to achieve the targeted pro forma ownership levels. Mr. Haley continued to provide the Towers Watson directors with updates regarding his discussions with Mr. Casserley.

Later that day, Mr. Haley and Mr. Gould met with representatives from The Boston Consulting Group, (referred to as “BCG”), regarding the engagement of BCG as an external advisor to Towers Watson to perform comprehensive due diligence and synergies analysis, as well as to undertake a thorough review of Willis’ business and the insurance brokerage industry.

On June 12, 2015, Towers Watson executed an engagement letter with BCG retaining BCG’s services as an external advisor in connection with the proposed transaction.

On June 14, 2015, the Towers Watson board of directors held a special telephonic meeting to discuss the status of the proposed transaction. Representatives of Towers Watson management, BofA Merrill Lynch, Gibson Dunn and BCG also attended the meeting. Mr. Haley summarized the status of discussions and other work streams related to the proposed transaction with Willis. He noted that BCG had been engaged to conduct comprehensive diligence on Willis, including the potential synergies that could result from the proposed combination, as well as with respect to the insurance brokerage industry generally, including the relative position of Willis in the industry. The directors discussed the general components of the proposed transaction, including the payment of a special dividend, the relative pro forma equity ownership of the combined company by the Towers Watson stockholders and Willis shareholders, and that the stock exchange ratio for the transaction would ultimately be determined based on the ratio of each company’s 60-day trailing, volume-weighted average stock price as of June 5, 2015 and the number of outstanding shares, options and restricted stock units of each company as of the closing date of the transaction (including permitted pre-closing issuances by each company). The Towers Watson board of directors also discussed the rationale for the transaction, the complementary strategies that could result from combining the advisory, brokerage and solutions businesses of the two companies, the respective strengths of Willis and Towers Watson, and the potential benefits resulting from the proposed combination, including the potential tax, cost and revenue synergies.

The Towers Watson board of directors received briefings from management regarding the key findings, and status, of due diligence and were informed by Roger Millay, Vice President and Chief Financial Officer of Towers Watson, that Towers Watson had engaged Ernst & Young LLP to conduct additional financial diligence on Willis. Norman Buchanan, Global Tax Director, briefed the Towers Watson board of directors on the proposed transaction structure and summarized various tax considerations. The Towers Watson board of directors discussed a range of other issues, including how the market might view the proposed combination, and the Towers Watson board of directors requested that more detailed information be provided at an upcoming meeting regarding potential synergies of the proposed transaction.

On June 16, 2015, additional due diligence meetings were held at Gibson Dunn’s offices in Washington, D.C. among the representatives of Willis, Towers Watson, Weil and Gibson Dunn.

Also on June 16, 2015, the Willis board of directors convened a telephonic informational meeting. Representatives of Willis management, Perella Weinberg, Weil and Matheson also participated in the meeting. At this meeting, the Willis board of directors again discussed potential strategic alternatives available to Willis, including the continued attractiveness of the organic strategic plan. As they did at the prior board meeting, for each of the alternatives presented, the Willis board of directors evaluated with its advisors and Willis management the strategic rationale, the benefits, risks and feasibility of such proposed alternatives, including continuing with Willis’ current strategy and not engaging in a significant transaction. In addition, representatives of Willis management, Perella Weinberg and Weil provided a detailed update regarding the status of discussions with Towers Watson, including, among other things, the proposed transaction and organizational structure, the proposed exchange ratio and pre-merger special dividend, the merger agreement, including the proposed terms of the transaction, and the results of due diligence to date and next steps. Willis management and Perella provided an update on the financial analyses and details regarding potential value creation opportunities and synergies as a result of the proposed transaction, as well as potential risks and other considerations. Throughout the meeting, the Willis directors discussed the matters presented, and Willis management and representatives from Perella Weinberg, Weil and Matheson answered the directors’ questions. The Willis board of directors expressed a preliminary view that the proposed transaction with Towers Watson had greater benefits and fewer risks than any of the other strategic alternatives considered and that no such alternative was preferable to the proposed business combination with Towers Watson. At the conclusion of the meeting, the Willis board of directors instructed the representatives of Willis management, Perella Weinberg, Weil and Matheson to continue their discussions with Towers Watson and its representatives and continue their work towards a potential business combination of the companies. The Willis board of directors also asked for an additional detailed update and review of the potential Towers Watson transaction at the next informational meeting.

On June 17, 2015, Gibson Dunn provided Weil with comments to the draft merger agreement. Among other things, their comments contemplated that ValueAct, an approximately 10.3% Willis shareholder, would agree to vote the Willis ordinary shares it beneficially owned in favor of the proposed transaction. Over the next several days, representatives of Gibson Dunn and Weil continued to exchange drafts of the merger agreement and negotiate its terms. The due diligence review by each of Willis and Towers Watson also continued during this period and until the date of signing of the merger agreement.

On June 17, 18 and 19, representatives from Willis and Towers Watson, including Mr. Millay and John Greene, Willis’ Chief Financial Officer, conducted additional financial due diligence, which included a detailed review of financial projections prepared by each company. Telephonic meetings were held for each party to discuss the background and preparation of its financial projections, explain the assumptions underlying each set of financial projections by segment and address questions from management. On June 19, Weil sent Gibson Dunn a revised draft of the merger agreement.

On June 20, 2015, the Towers Watson board of directors held an in-person special meeting in Washington, D.C. Representatives of Towers Watson management, BofA Merrill Lynch, Gibson Dunn and BCG were also in attendance. The management team presented an update on the status of the potential transaction with Willis and on the due diligence performed to date. BofA Merrill Lynch discussed on a preliminary basis financial matters pertaining to the proposed transaction, including an overview of the exchange ratio mechanics. Representatives from BCG discussed its synergies analysis, as well as the rationale for, and potential risks of, the potential transaction. After full discussion with representatives of BofA Merrill Lynch and BCG, respectively, and thereafter in executive session in which all non-directors other than Mr. Hicks and a representative from Gibson Dunn were excused, Mr. Hicks and the representative from Gibson Dunn explained in detail the fiduciary duties applicable to the directors’ review of the transaction, as well as the relevant provisions of Delaware law. The representative from Gibson Dunn also shared his perspective on the diligence process and the diligence that had been performed to date. After answering questions posed by the directors, Mr. Hicks and the representative from Gibson Dunn left the meeting and the directors continued to discuss the proposed transaction. After further discussion, Mr. Haley was excused from the meeting and the independent directors continued to discuss the matters presented at the meeting and the proposed transaction in executive session.

On June 23, 2015, representatives from Willis and Towers Watson, together with representatives of BofA Merrill Lynch, Perella Weinberg and McKinsey, met at McKinsey’s offices in New York to discuss potential synergies that could arise from the transaction. Following the meeting with McKinsey, representatives from Willis, Towers Watson, Perella Weinberg and BofA Merrill Lynch met in New York to discuss potential post-signing investor communications in connection with the proposed transaction. Gibson Dunn provided Weil with revisions to the draft merger agreement during the evening of June 23, 2015.

On June 24, 2015, the Willis board of directors convened a telephonic informational meeting during which representatives of Willis management, Perella Weinberg, Weil and Matheson provided the Willis board of directors with a detailed update on the proposed transaction with Towers Watson, including an update on the structure of the transaction and organizational structure of the combined company, financial considerations, key due diligence findings and risks and other considerations. Representatives from Willis management also provided a description of the proposed communications plan. Representatives from McKinsey joined the meeting and presented their findings to Willis management and the board of directors. The Willis board of directors, Willis management and Willis’ advisors discussed such findings, and thereafter, McKinsey was excused from the meeting. Representatives from Weil then provided an update on the current status of negotiations of the merger agreement and the material terms of such agreement, and they described regulatory considerations in connection with the proposed transaction. Weil and Matheson also highlighted the fiduciary duties of the Willis board of directors. A question and answer session followed, during which the Willis directors discussed the matters presented and asked questions of Willis management and representatives of Weil regarding the proposed transaction. Representatives from Perella Weinberg again provided the Willis board of directors with its financial analysis of Willis, Towers Watson and the proposed transaction. The Willis board of directors discussed the financial analysis and gave Willis management and Perella Weinberg guidance regarding determination of the exchange ratio.

On June 25, 2015, representatives of Willis and Towers Watson, together with representatives of Perella Weinberg and BofA Merrill Lynch, discussed the calculations underlying the exchange ratio. Weil also sent Gibson Dunn additional comments on the draft merger agreement.

On June 27, 2015, after further discussions and negotiations among representatives of Willis, Towers Watson, Perella Weinberg and BofA Merrill Lynch, Willis and Towers Watson agreed that, consistent with the agreement reached on June 10, 2015, immediately following the consummation of the merger, Willis shareholders would own, on a fully diluted basis (using the treasury stock method), approximately 50.1% of the combined company and Towers Watson stockholders would own approximately 49.9% of the combined company, the pre-merger special dividend would be $4.87 in cash per share of common stock of Towers Watson (an aggregate amount equal to $337 million) and that, based on the number of outstanding shares, options and restricted stock units of each company as of June 26, 2015 (and after taking into account permitted pre-closing issuances by each company), the exchange ratio would be 2.6490 ordinary shares of Willis for each outstanding share of Towers Watson common stock. The agreed transaction structure, including the pro forma ownership of the combined company, pre-merger special dividend and exchange ratio, reflected fully diluted share figures for Willis and Towers Watson as of such date, using the treasury stock method.

On June 27, 2015, the Towers Watson board of directors convened a special telephonic meeting to review the transaction. Members of Towers Watson management and representatives from each of BofA Merrill Lynch, Gibson Dunn and BCG also participated in the meeting. The board of directors received an update on the transaction structure, merger agreement negotiations and financial due diligence, as well as additional information relating to potential synergies. BCG then addressed in more detail the potential risks, cost synergies and revenue synergies in connection with the transaction. Mr. Hicks summarized for the board proposed board resolutions to approve the transaction and the representative from Gibson Dunn provided a detailed review of the key aspects of the merger agreement, including, among others, the provisions concerning the board’s ability to change its recommendation with respect to the proposed transaction and the circumstances under which Towers Watson could be required to pay a termination fee. The representative from Gibson Dunn then discussed with the directors their fiduciary duties in connection with their evaluation of the proposed transaction. A question and answer session ensued, during which the directors asked several questions of Mr. Hicks and the Gibson Dunn representative. BofA Merrill Lynch reviewed with the board on a preliminary basis financial aspects of the proposed transaction, including the Exchange Ratio and Towers Watson pre-merger special dividend. Thereafter, the directors excused all attendees but Mr. Hicks and continued to discuss the transaction, including the financial aspects reviewed by BofA Merrill Lynch and the proposed revenue, tax and cost synergies, before concluding the meeting with a discussion of the foregoing matters in executive session.

During the remainder of June 27, 2015 and throughout the day on June 28, 2015, representatives from Gibson Dunn discussed with members of the Towers Watson board of directors various questions raised following the June 27 meeting. Among other things, the board members asked questions regarding the merger agreement and their fiduciary obligations to Towers Watson stockholders.

Gibson Dunn sent Weil a revised draft of the merger agreement on the evening of June 27, 2015 and, over the next two days, Gibson Dunn and Weil worked together to resolve the remaining open items in the draft merger agreement, which ultimately was finalized on June 29, 2015.

On June 28, 2015, representatives of Towers Watson and Willis management, together with representatives from Gibson Dunn and Weil, engaged in a series of telephone calls to finalize ancillary documents in connection with the merger agreement.

On June 29, 2015, the Willis board of directors held an in-person meeting in Dublin, Ireland. The Willis board of directors was joined at the meeting by representatives of Willis management, as well as representatives of Perella Weinberg and Weil. A representative of Weil reviewed with the Willis board of directors their fiduciary duties in connection with evaluating the proposed transaction, including a review of materials prepared by Matheson. Representatives of Willis management, Perella Weinberg and Weil then provided the Willis board of directors with a summary of the terms of the proposed transaction. Representatives of Weil presented a summary of the material terms of the merger agreement. Representatives of Willis and Weil also updated the board of directors on due diligence and risks and other considerations related to the proposed transaction. A question and answer session followed, during which the Willis directors discussed the matters presented and asked questions of Willis management and representatives of Weil. Representatives of Perella Weinberg then reviewed for the Willis board of directors its financial analysis of the proposed transaction and rendered to the Willis board of directors its oral opinion, confirmed by delivery of a written opinion dated June 29, 2015, to the effect that as of that date, and based upon and subject to the various assumptions, matters considered and limitations and qualifications described in its opinion, the Exchange Ratio was fair, from a financial point of view, to Willis. Following these presentations and discussions, the Willis board of directors unanimously determined that it was advisable and in the best interests of Willis to enter into the merger agreement and the transactions contemplated by the merger agreement, and the board unanimously approved the merger agreement and the transactions contemplated by the merger agreement.

On the afternoon of June 29, 2015, the board of directors of Towers Watson convened a special telephonic meeting in which members of Towers Watson management and representatives of BofA Merrill Lynch and Gibson Dunn also participated. Mr. Hicks and the representative from Gibson Dunn provided an update on the legal aspects of the transaction, including certain provisions of the merger agreement and the fiduciary duties applicable to the directors’ review of the proposed transaction. BofA Merrill Lynch then reviewed with the board its financial analysis of the Exchange Ratio (after giving effect to the Towers Watson pre-merger special dividend) and rendered an oral opinion, confirmed by delivery of a written opinion dated June 29, 2015, to the board, to the effect that, as of such date and based on and subject to the various assumptions made, procedures followed, factors considered and limitations and qualifications described in the opinion, the Exchange Ratio (after giving effect to the Towers Watson pre-merger special dividend) was fair, from a financial point of view, to the holders of Towers Watson common stock.

Thereafter, representatives of BofA Merrill Lynch and other members of management, other than Mr. Hicks, were excused and the board met in executive session. Mr. Hicks and the representative from Gibson Dunn updated the board on additional legal developments, including amendments made to the employment agreements of various Willis executives. Mr. Hicks described the proposed resolutions providing for approval of the transactions and the directors asked questions of Mr. Hicks and the representative from Gibson Dunn. Following these presentations and discussions, the Towers Watson board of directors unanimously determined that it was advisable and in the best interests of Towers Watson and its stockholders to enter into the merger agreement and the transactions contemplated by the merger agreement, and the board unanimously approved the merger agreement and the transactions contemplated by the merger agreement.

Later on June 29, 2015, the merger agreement was finalized and was executed and delivered by Willis, Merger Sub and Towers Watson and the voting agreement was finalized and was executed and delivered by Towers Watson and ValueAct. During the remainder of the day, representatives of Towers Watson and Willis met in London to discuss communications to be made in connection with the announcement of the transaction and to prepare for the post-signing analyst call. The execution of the merger agreement was publicly announced on the morning of June 30, 2015.

Recommendation of the Willis Board of Directors and Willis’ Reasons for the Merger

The Willis board of directors unanimously recommends that you vote “FOR” the Willis Share Issuance Proposal, “FOR” the Willis Name Change Proposal and “FOR” the Willis Consolidation Proposal.

The Willis board of directors considered many factors in making its determination that the Merger Agreement, the Willis Share Issuance Proposal, the Willis Name Change Proposal and the Willis Consolidation Proposal and other transactions contemplated by the Merger Agreement are advisable and in the best interests of Willis and its shareholders. In arriving at its determination, the Willis board of directors consulted with Willis’ management, legal advisors, financial advisors, consultants and other representatives, reviewed a significant amount of information, considered a number of factors in its deliberations and concluded that the Merger is likely to result in significant strategic and financial benefits to Willis and its shareholders, including (not in any relative order of importance):

Strategic and Financial Considerations

•	The expectation that the combination of Willis and Towers Watson would create a leading integrated, global advisory, broking and solutions firm serving a broad range of clients;

•	The expectation that the combination would result in significantly increased scale, revenues and cost savings, creating a strong platform to deliver sustainable growth and substantial value for shareholders of both companies;

•	The expectation that the combined company would have an enhanced credit profile with increased earnings and cash flow and better access to capital markets as a result of enhanced size and business diversification;

•	The expectation that the combination would enable shareholders to participate in the value creation potential of the combined company resulting from:

•	Highly achievable cost synergies ranging from $100-$125 million, expected to be fully realized within three years post close;

•	A reduction of Towers Watson’s effective tax rate, expected to generate approximately $75 million of annual savings; and

•	Significant incremental revenue opportunities expected to be realized progressively over the next few years;

•	The Willis board of directors’ consideration of both the standalone Willis business plan and potential alternative transactions and its view, in consultation with its legal and financial advisors, that it was not probable that the standalone Willis business plan or any alternative transaction reasonably available to Willis within a reasonable timeframe would generate value to the Willis shareholders in excess of the value from the Merger, and that the Merger Agreement provided sufficient flexibility for the Willis board of directors to change its recommendation and for shareholders to turn down the Merger in the case of a superior proposal; and

•	Information and discussions with Willis’ management regarding Towers Watson’s business, operations, financial condition, earnings and expectations regarding future prospects taking into account prevailing economic conditions in the industries in which Towers Watson operates.

Merger Agreement

•	The view that the terms and conditions of the Merger Agreement and the transactions contemplated therein, including the representations, warranties, covenants, closing conditions and termination provisions, are comprehensive and favorable to completing the proposed transaction (see “The Merger Agreement—Representations and Warranties,” “The Merger Agreement—Covenants and Agreements” and “The Merger Agreement—Termination of the Merger Agreement; Termination Fees”);

•	The expectation that the satisfaction of the conditions to completion of the transactions contemplated by the Merger Agreement is feasible in the fourth calendar quarter of 2015 (see “The Merger Agreement—Conditions to the Completion of the Merger”);

•	The Merger Agreement contains prohibitions on Towers Watson seeking a superior proposal and requires Towers Watson to (i) pay Willis a termination fee of $255,000,000 if Willis or Towers Watson terminates the Merger Agreement under certain circumstances and (ii) reimburse Willis for any and all out-of-pocket fees and expenses up to $45,000,000 if Willis or Towers Watson terminates the Merger Agreement under other specified circumstances described in this document (see “The Merger Agreement—Termination of the Merger Agreement; Termination Fees”); and

•	The ability of Willis, subject to certain conditions, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal, and the Willis board of directors’ ability to change its recommendation, if the Willis board of directors determines, in good faith, after consultation with its financial advisors and outside legal counsel, that the proposal would reasonably be expected to result in a superior proposal (see “The Merger Agreement—Covenants and Agreements”).

Financial Terms of the Merger

•	The review by the Willis board of directors of the financial terms of the Merger, including the value of the Merger Consideration based on the Exchange Ratio relative to the then-current market prices and historical trading prices of Willis ordinary shares and Towers Watson common stock and the relative contribution of each of Willis’ and Towers Watson’s market capitalization and other financial metrics to the combined company.

Implied Ownership

•	That existing Willis shareholders and Towers Watson stockholders are expected to hold approximately 50.1% and 49.9%, on a fully-diluted basis, respectively, of the Willis ordinary shares after completion of the combination (calculated on a fully diluted basis using the treasury stock method).

Analysis and Opinion of Financial Advisor

•	The financial presentation to the Willis board of directors on June 29, 2015 and the opinion of Perella Weinberg rendered orally on June 29, 2015 and subsequently confirmed in writing on the same date to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Exchange Ratio provided for in the Merger Agreement, is fair, from a financial point of view, to Willis.

Advice in Satisfaction of Irish Takeover Rule Requirements

•	The view expressed by Perella Weinberg to the Willis board of directors at a meeting on June 29, 2015, that, based solely upon the conclusion set forth in its written fairness opinion referred to above, and subject to the assumptions, qualifications and limitations set forth in such opinion, as of such date the Merger is in the interests of Willis’ shareholders as such term is used in the Irish Takeover Rules.

Due Diligence

•	The scope of the due diligence investigation of Towers Watson conducted by Willis management and outside advisors and consultants (which included in-depth reviews of organizational, operational, financial, commercial, regulatory, legal, employee and other matters), and the results of that investigation.

Recommendation by Willis Management

•	Willis management’s recommendation in favor of the Merger.

Governance

•	That Willis’ board of directors will continue to be comprised of twelve members, except six directors will be nominated by Towers Watson;

•	That James McCann, the current Chairman of Willis’ board of directors, will continue in that role after the transaction is completed;

•	That John J. Haley, the current Chief Executive Officer of Towers Watson, will become the Chief Executive Officer and a member of the board of directors of the combined company; and

•	That Dominic Casserley, the current Chief Executive Officer of Willis, will become President and Deputy Chief Executive Officer and a member of the board of directors of the combined company.

Familiarity with Industry and Businesses

•	The Willis board of directors’ knowledge of the current and expected future state of the insurance, actuarial and benefits consulting industries, in light of the regulatory, financial and competitive challenges facing industry participants, and the expectation that the combined company would be better able to succeed if the expected benefits of the combination were fully realized.

•	The Willis board of directors’ knowledge of Willis’ and Towers Watson’s businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management, as well as its knowledge of the current and prospective environment in which Willis and Towers Watson operate.

The Willis board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Merger Agreement and the Merger, including the following (not in any relative order of importance):

•	The risk that the Merger might not be completed in a timely manner or at all and the attendant adverse consequences for Willis’ and Towers Watson’s businesses as a result of the pendency of the combination and operational disruption;

•	The adverse impact that business uncertainty pending completion of the transaction could have on the ability to attract, retain and motivate key personnel until the consummation of the transaction;

•	The risk that Towers Watson stockholders might fail to approve the Towers Watson Merger Proposal and/or Willis shareholders fail to approve the Willis Share Issuance Proposal;

•	The risk of adverse events, including outcomes of pending, threatened, or potential litigation or government investigations with respect to Towers Watson, and the possibility that such events, including an adverse judgment for monetary damages or equitable or other restrictions, could materially and adversely affect the business, operations or financial condition of Towers Watson (which may not entitle Willis to terminate the Merger Agreement), or of the combined company after the Merger;

•	The restrictions on the conduct of Willis’ business prior to the completion of the combination (see “The Merger Agreement—Covenants and Agreements” beginning on page 132 of this joint proxy statement/prospectus);

•	The requirement that Willis pay Towers Watson a termination fee of $255,000,000 under certain circumstances following the termination of the Merger Agreement, the requirement that Willis reimburse Towers Watson for any and all out-of-pocket fees and expenses up to $45,000,000 under certain circumstances following the termination of the Merger Agreement (see “The Merger Agreement—Termination of the Merger Agreement; Termination Fees” beginning on page 143 of this joint proxy statement/prospectus);

•	The risk that the potential benefits, savings and synergies of the combination may not be fully or partially achieved, or may not be achieved within the expected timeframe;

•	The challenges and difficulties relating to potential disruption associated with integrating the operations of Willis and Towers Watson, and the potential effects of such disruption on the businesses, employee and customer relationships of Willis and Towers Watson;

•	The risk of diverting Willis management focus and resources from other strategic opportunities and from operational matters while working to implement the transaction with Towers Watson, and the potential effects of such diversion on the businesses, employee and customer relationships of Willis and Towers Watson;

•	The risk that because the Exchange Ratio related to the Merger Consideration to be paid to Towers Watson stockholders is fixed, the value of the stock portion of the Merger Consideration to be paid by

Willis could increase between the signing of the Merger Agreement and the completion of the transactions contemplated by the Merger Agreement;

•	The possibility that the combined company could have lower revenue and growth rates than each of the companies experienced historically;

•	The effects of general competitive, economic, political and market conditions and fluctuations on Willis, Towers Watson or the combined company;

•	The required regulatory approvals and the views of Willis’ advisors that such approvals will be obtained without the imposition of conditions sufficiently material to preclude the Merger;

•	The risk that regulatory agencies may not provide required approvals in connection with the proposed Merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of the combined company;

•	That the failure to complete the transaction could cause Willis to incur significant fees and expenses and could lead to negative perceptions among investors, potential investors and customers; and

•	Various other risks associated with the combination and the businesses of Willis, Towers Watson and the combined company, which are described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 34 and 32, respectively, of this joint proxy statement/prospectus.

The Willis board of directors concluded that the potentially negative factors associated with the combination were outweighed by the potential benefits that it expected Willis and its shareholders to achieve as a result of the combination. Accordingly, the Willis board of directors unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Willis Share Issuance Proposal, the Willis Name Change Proposal and the Willis Consolidation Proposal.

The foregoing discussion of the information and factors considered by the Willis board of directors is not intended to be exhaustive, but includes the material factors considered by the Willis board of directors. In view of the variety of factors considered in connection with its evaluation of the combination, the Willis board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Willis board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Willis board of directors based its determination and recommendation on the totality of the information presented. The explanation of the Willis board of directors’ reasons for the proposed transaction and all other information presented in this section is forward-looking in nature and therefore should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 32 of this joint proxy statement/prospectus.

For the reasons set forth above and such other factors considered by the Willis board of directors, the Willis board of directors determined that the combination and the transactions contemplated by the Merger Agreement are advisable and in the best interests of Willis and the Willis shareholders and has approved the Merger Agreement and the transactions contemplated thereby and recommends that Willis shareholders vote “FOR” the Willis Share Issuance Proposal, “FOR” the Willis Name Change Proposal and “FOR” the Willis Consolidation Proposal.

Opinion of Willis’ Financial Advisor

The Willis board of directors retained Perella Weinberg to act as its financial advisor in connection with the Merger. The board of directors selected Perella Weinberg based on Perella Weinberg’s qualifications, expertise and reputation, its knowledge of the businesses and affairs of Willis and its knowledge of the industries in which Willis and Towers Watson conduct their respective businesses. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On June 29, 2015, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the Willis board of directors that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Exchange Ratio was fair, from a financial point of view, to Willis.

The full text of Perella Weinberg’s written opinion, dated June 29, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein. The opinion does not address Willis’ underlying business decision to enter into the Merger or the relative merits of the Merger as compared with any other strategic alternative that may have been available to Willis. The opinion does not constitute a recommendation to any holder of Willis ordinary shares or Towers Watson shares as to how such holder should vote or otherwise act with respect to the Merger or any other matter and does not in any manner address the prices at which Willis ordinary shares or Towers Watson shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the Merger to, or any consideration received in connection with the Merger by, the holders of any class of securities, creditors or other constituencies of Willis. Perella Weinberg provided its opinion for the information and assistance of the Willis board of directors in connection with, and for the purposes of its evaluation of, the Merger. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

•	reviewed certain publicly available financial statements and other business and financial information with respect to Willis and Towers Watson, including research analyst reports;

•	reviewed certain non-public internal financial statements, analyses and forecasts, and other financial data relating to the business of Towers Watson prepared and furnished to Perella Weinberg by Towers Watson management (referred to in this section entitled “—Opinion of Willis’ Financial Advisor” as the “Towers Watson Forecasts”);

•	reviewed certain non-public internal financial statements, analyses and forecasts, and other financial data relating to the business of Willis prepared and furnished to Perella Weinberg by Willis management (referred to in this section entitled “—Opinion of Willis’ Financial Advisor” as the “Willis Forecasts”);

•	reviewed certain estimates of cost savings and strategic, financial and operational synergies anticipated to result from the Merger (collectively, referred to in this section entitled “—Opinion of Willis’ Financial Advisor”, as the “Anticipated Synergies”) and the amounts, timing and achievability of such Anticipated Synergies, prepared and furnished to Perella Weinberg by Willis management;

•	discussed the past and current business, operations, financial condition and prospects of Willis and Towers Watson, including the Anticipated Synergies, with Willis management and Towers Watson management;

•	reviewed the pro forma financial impact of, among other things, the Merger on the future financial performance of Willis;

•	compared the financial performance of Willis and Towers Watson with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	reviewed the historical trading prices for Willis ordinary shares and Towers Watson shares, and compared such prices of the Willis ordinary shares and Towers Watson shares with those of securities of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	reviewed a draft of the Merger Agreement dated June 27, 2015; and;

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to Perella Weinberg (including information that was available from generally recognized public sources) for purposes of its opinion and further assumed, with Willis’ consent, that all of the information furnished by Willis or Towers Watson for purposes of Perella Weinberg’s analysis was accurate and did not contain any material omissions or misstatements of material fact. With respect to the Towers Watson Forecasts, Perella Weinberg was advised by the management of Towers Watson, and assumed, with Willis’ consent, that they were reasonably prepared on bases reflecting the best estimates available at the time and the good faith judgments of management of Towers Watson as to future financial performance of Towers Watson and the other matters covered thereby, and Perella Weinberg expressed no view as to the assumptions on which they were based. With respect to the Willis Forecasts, Perella Weinberg was advised by the management of Willis, and assumed, with Willis’ consent, that they were reasonably prepared on bases reflecting the best estimates available at the time and the good faith judgments of management of Willis as to future financial performance of Willis and the other matters covered thereby, and Perella Weinberg expressed no view as to the assumptions on which they were based. Perella Weinberg assumed, with Willis’ consent, that the Anticipated Synergies and potential strategic, financial and operational implications and benefits thereof (including the amount, timing and achievability thereof) anticipated by Willis’ management to result from the Merger would be realized in the amounts and at the times projected by Willis’ management, and Perella Weinberg expressed no view as to the assumptions on which they were based. Perella Weinberg relied without independent verification upon the assessment of Willis’ management and Towers Watson management of the timing and risks associated with the integration of Willis and Towers Watson. In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Willis or Towers Watson, nor was Perella Weinberg furnished with any such valuations or appraisals. In addition, Perella Weinberg did not evaluate the solvency of any party to the Merger Agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters. In arriving at its opinion, Perella Weinberg also assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that the Merger would be consummated in accordance with the terms set forth in the Merger Agreement, without material modification (including, without limitation, modification of the Exchange Ratio of 2.6490 Willis ordinary shares to be received for each share of Towers Watson common stock or the form or structure of the transaction) or amendment, without waiver of any of its covenants or conditions, and without delay, and that the final Merger Agreement would not differ in any respect material to its analysis from the draft Merger Agreement reviewed by it. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the Merger, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on Willis, Towers Watson or the contemplated benefits expected to be derived in the Merger. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

Perella Weinberg’s opinion addressed only the fairness from a financial point of view, as of June 29, 2015, of the Exchange Ratio to Willis. Perella Weinberg was not asked to offer, nor did it offer, any opinion as to any other term of the Merger Agreement or the form or structure of the Merger or the likely timeframe in which the Merger would be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger

Agreement, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Perella Weinberg understood Willis had received such advice as it deemed necessary from qualified professionals. Perella Weinberg’s opinion did not address the underlying business decision of Willis to enter into the Merger or the relative merits of the Merger as compared with any other strategic alternative which may have been available to Willis. In arriving at its opinion, Perella Weinberg was not authorized to solicit, and did not solicit, interest from any third party with respect to any business combination or other extraordinary transaction involving Willis.

Perella Weinberg’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness committee of Perella Weinberg.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed by the Willis board of directors in connection with Perella Weinberg’s opinion and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses.

Historical Share Price Analysis

Perella Weinberg reviewed the share price performance of Willis and Towers Watson during various periods ending on June 26, 2015 (the last trading day prior to the Willis board of directors meeting approving the execution of the Merger Agreement). Perella Weinberg noted that the range of low and high trading prices of Willis ordinary shares during the prior 52-week period was $39.11 to $49.96, as compared to the closing price per Willis ordinary share on the NYSE of $46.62. Perella Weinberg noted that the range of low and high trading prices of Towers Watson shares during the prior 52-week period was $98.10 to $141.88, as compared to the closing price per Towers Watson share on the NASDAQ of $141.26.

Based on a comparison of the low and high trading prices of Willis ordinary shares and Towers Watson shares during the 52-week period ending on June 26, 2015, Perella Weinberg derived a range of implied exchange ratios of Willis ordinary shares to Towers Watson shares of 1.964 to 3.628, as compared to (i) the Exchange Ratio of 2.6490 Willis ordinary shares to be received for each Towers Watson share as provided for in the Merger Agreement, which was within such range, and (ii) the implied exchange ratio of 2.744 Willis ordinary shares to each Towers Watson share, which implied exchange ratio represents the exchange ratio implied by the Exchange Ratio of 2.6490 Willis ordinary shares to be received for each Towers Watson share as provided for in the Merger Agreement, without giving effect to the Towers Watson pre-merger special dividend (referred to as the “Implied Pre-Dividend Exchange Ratio”), which was within such range.

Research Analyst Price Targets

Perella Weinberg reviewed and analyzed 17 selected price targets for Willis ordinary shares and 11 selected price targets for Towers Watson shares published by research analysts as of June 26, 2015.

The selected price targets reflect each research analyst’s estimate of the future public market trading prices of Willis ordinary shares and Towers Watson shares. Perella Weinberg noted that, as of June 26, 2015, the range of research analyst price targets for Willis ordinary shares was between $42.00 and $57.00 per share, and the average and median of such targets was $50.44 per share and $50.50 per share, respectively, as compared to the closing price per Willis ordinary share on the NYSE of $46.62. Perella Weinberg also noted that, as of June 26, 2015, the range of research analyst price targets for Towers Watson shares was between $129.00 and $157.00 per share, and the average and median of such targets was $146.44 per share and $148.00 per share, respectively, as compared to the closing price per Towers Watson share on the NASDAQ of $141.26.

Based on comparing the upper and lower limits of the ranges of research analyst price targets for Willis ordinary shares and Towers Watson shares, Perella Weinberg derived a range of implied exchange ratios of Willis ordinary shares to Towers Watson shares of 2.263 to 3.738, as compared to (i) the Exchange Ratio of 2.6490 Willis ordinary shares to be received for each Towers Watson share as provided for in the Merger Agreement, which was within such range, and (ii) the Implied Pre-Dividend Exchange Ratio of 2.744 Willis ordinary shares to each Towers Watson share, which was within such range.

Comparable Company Analysis

Perella Weinberg reviewed and compared certain financial information for Willis and Towers Watson to corresponding financial information, ratios and public market multiples for certain publicly held companies that operate in, or are exposed to, businesses similar to those of Willis and Towers Watson, respectively. In the case of Willis, Perella Weinberg’s comparable company analysis included deriving an implied firm value from ratios and public market multiples for such comparable companies and subsequently deriving an implied range of values per share of Willis ordinary shares. In the case of Towers Watson, Perella Weinberg’s comparable company analysis included separately deriving an implied firm value for Towers Watson’s business excluding its Exchange Solutions segment and Towers Watson’s Exchange Solutions segment from ratios and public market multiples for such comparable companies, calculating Towers Watson’s implied firm value as a sum of both ranges and subsequently deriving an implied range of values per share of Towers Watson shares. Although none of the following companies are identical to Willis or to Towers Watson, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to Willis and Towers Watson in one or more respects including, in the case of Willis, operating in the insurance brokerage industry, and, in the case of Towers Watson, operating in either the consulting industry or the insurance / benefits solutions and software industry.

Selected Publicly Traded Comparable Companies: Willis

•	Marsh & McLennan Companies, Inc. (MMC)

•	Aon plc (AON)

•	Arthur J Gallagher & Co. (AJG)

•	Brown & Brown Inc. (BRO)

•	Jardine Lloyd Thompson Group plc (JLT)

Selected Publicly Traded Comparable Companies: Towers Watson (Consulting)

•	Accenture plc (ACN)

•	MAXIMUS, Inc. (MMS)

•	CEB Inc. (CEB)

•	FTI Consulting, Inc. (FCN)

•	Huron Consulting Group Inc. (HURN)

•	Navigant Consulting Inc. (NCI)

•	CRA International Inc. (CRAI)

Selected Publicly Traded Comparable Companies: Towers Watson (Insurance / Benefits Solutions and Software)

•	Paychex, Inc. (PAYX)

•	Benefitfocus, Inc. (BNFT)

•	Ebix Inc. (EBIX)

For each of the selected companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information, publically available share price data and certain publicly available financial projections for forecasted information. For Willis and Towers Watson, Perella Weinberg made calculations based on company filings for historical information and the Willis Forecasts and the Towers Watson Forecasts, as applicable. See the section entitled “—Forward-Looking Financial Information.”

With respect to Willis, Towers Watson and each of the selected companies, Perella Weinberg reviewed price per share as a multiple of estimated earnings per share (referred to as the “P / E Multiple”) and estimated cash earnings per share (referred to as the “P / Cash EPS Multiple”) in each case for each of the 2015 and 2016 calendar years. The per share values used for this analysis were based on the closing share prices of the companies on June 26, 2015.

	P / E Multiple	P / Cash EPS Multiple
Willis	2015E: 18.1x 2016E: 16.0x	2015E: 16.6x 2016E: 13.9x
Selected Comparable Companies	2015E: 18.3x-19.7x Average: 19.0x Median: 19.5x 2016E: 15.8x-17.8x Average: 16.9x Median: 17.2x	2015E: 13.9x-18.8x Average: 16.4x Median: 16.6x 2016E: 12.3x-16.9x Average: 14.9x Median: 15.0x
Towers Watson	2015E: 24.7x 2016E: 23.4x	2015E: 22.0x 2016E: 20.8x
Selected Comparable Companies (Consulting)	2015E: 15.2x-39.2x Average: 23.2x Median: 20.2x 2016E: 13.6x-30.5x Average: 19.4x Median: 18.4x	2015E: 13.1x-25.5x Average: 19.4x Median: 18.8x 2016E: 13.6x-21.5x Average: 16.7x Median: 15.9x
Selected Comparable Companies (Insurance / Benefits Solutions and Software)	2015E: 16.7x-24.8x Average: 20.8x Median: 20.8x 2016E: 15.4x-22.8x Average: 19.1x Median: 19.1x	2015E: 15.1x-24.4x Average: 19.7x Median: 19.7x 2016E: 14.1x-22.5x Average: 18.3x Median: 18.3x

Based on the analysis of the relevant metrics for each of the comparable companies and on the experience and judgment of Perella Weinberg, a representative range of financial multiples of the comparable companies was applied to the relevant financial statistics for Willis and Towers Watson to estimate an implied value per share of Willis ordinary shares and Towers Watson shares. Perella Weinberg estimated the implied value per share of Willis ordinary shares and the implied value per share of Towers Watson shares, as compared to the closing price per Willis ordinary share on the NYSE of $46.62 and the closing price per Towers Watson share of $141.26, in each case as of June 26, 2015, as follows:

	Comparable company 2016E P / E Multiple representative range	Comparable company 2016E P / Cash EPS Multiple representative range	Implied value per share
Willis	16.0x-17.5x	13.9x-15.2x	$45.94-$50.25
Towers Watson	23.1x-27.0x	20.5x-24.0x	$137.49-$160.97

Based on a comparison of the upper and lower limits of these reference ranges of implied value per share of Willis ordinary shares and Towers Watson shares, Perella Weinberg derived a range of implied exchange ratios of Willis ordinary shares to Towers Watson shares of 2.736 to 3.504, as compared to (i) the Exchange Ratio of 2.6490 Willis ordinary shares to be received for each Towers Watson share as provided for in the Merger Agreement and adjusted for the Towers Watson pre-merger special dividend, which was below such range, and (ii) the Implied Pre-Dividend Exchange Ratio of 2.744 Willis ordinary shares to each Towers Watson share, which was within such range.

Although the selected companies were used for comparison purposes, no business of any selected company is either identical or directly comparable to either Willis’ or Towers Watson’s business. Accordingly, Perella Weinberg’s comparison of selected companies to Willis and Towers Watson and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies.

Discounted Cash Flow Analysis

Willis

Perella Weinberg conducted a discounted cash flow analysis for Willis based on the Willis Forecasts (see the section entitled “—Forward-Looking Financial Information”) by:

•	calculating the present value as of June 26, 2015 of the estimated standalone unlevered free cash flows (calculated as net operating profit after tax, plus depreciation and amortization, plus stock based compensation expense, minus capital expenditures, and adjusting for changes in net working capital and operational improvement restructuring costs, share repurchases and acquisitions and investments) that Willis could generate for fiscal year 2016 through fiscal year 2018 using discount rates ranging from 7.5% to 8.5% based on estimates of the weighted average cost of capital of Willis derived using the Capital Asset Pricing Model (referred to as “CAPM”), and

•	adding terminal values calculated using perpetuity growth rates ranging from 2.5% to 3.5% and discounted using rates ranging from 7.5% to 8.5%.

The range of perpetuity growth rates was estimated by Perella Weinberg utilizing its professional judgment and experiences, taking into account the Willis Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Perella Weinberg also cross-checked such estimates of perpetuity growth rates against the EBITDA multiples implied by such growth rates and a range of discount rates to be applied to Willis’ future unlevered cash flow forecasts.

Perella Weinberg used a range of discount rates from 7.5% to 8.5% derived by application of the CAPM, which takes into account certain company-specific metrics, including Willis’ target capital structure, the cost of long-term debt, forecasted tax rate and historical beta, as well as certain financial metrics for the United States financial markets generally.

From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for Willis. To calculate the implied equity value from the implied enterprise value, Perella Weinberg subtracted net debt of $2.63 billion as of March 31, 2015 and non-controlling interests of $23 million as of March 31, 2015. Perella Weinberg calculated implied value per share by dividing the implied equity value by the fully diluted shares (using the treasury method). These analyses resulted in the following reference range of implied equity value per share of Willis ordinary shares, as compared to the closing price per Willis ordinary share on the NYSE on June 26, 2015 of $46.62:

Range of implied present value per share (assuming 3.0% perpetuity growth rate)
Willis Forecasts	$53.89 - $69.48

Towers Watson

Perella Weinberg conducted a discounted cash flow analysis for Towers Watson based on the Towers Watson Forecasts by:

•	calculating the present value as of June 26, 2015 of the estimated standalone unlevered free cash flows (calculated as net operating profit after tax, plus depreciation and amortization, plus stock based compensation expense, minus capital expenditures, and adjusting for changes in net working capital) that Towers Watson could generate for calendar year 2016 through calendar year 2018 using discount rates ranging from 8.5% to 9.5% based on estimates of the weighted average cost of capital of Willis derived using the CAPM, and

•	adding terminal values calculated using perpetuity growth rates ranging from 3.0% to 4.0% and discounted using rates ranging from 8.5% to 9.5%.

The range of perpetuity growth rates was estimated by Perella Weinberg utilizing its professional judgment and experiences, taking into account the Towers Watson Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Perella Weinberg also cross-checked such estimates of perpetuity growth rates against the EBITDA multiples implied by such growth rates and a range of discount rates to be applied to Towers Watson’s future unlevered cash flow forecasts.

Perella Weinberg used a range of discount rates from 8.5% to 9.5% derived by application of the CAPM, which takes into account certain company-specific metrics, including Towers Watson’s target capital structure, the cost of long-term debt, forecasted tax rate and historical beta, as well as certain financial metrics for the United States financial markets generally.

From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for Towers Watson. To calculate the implied equity value from the implied enterprise value, Perella Weinberg subtracted net debt of negative $537 million as of March 31, 2015 and non-controlling interest of $14 million as of March 31, 2015. Perella Weinberg calculated implied value per share by dividing the implied equity value by the fully diluted shares (using the treasury method). These analyses resulted in the following reference range of implied equity value per share of Towers Watson shares, as compared to the closing price per Towers Watson share on the NASDAQ on June 26, 2015 of $141.26:

Range of implied present value per share (assuming 3.5% perpetuity growth rate)
Towers Watson Forecasts	$132.26 - $157.47

Based on comparing the upper and lower limits of these reference ranges of implied equity value per share of Willis ordinary shares and Towers Watson shares, Perella Weinberg derived a range of implied exchange ratios of Willis ordinary shares to Towers Watson shares of 1.903 to 2.922, as compared to (i) the Exchange Ratio of 2.6490 Willis ordinary shares to be received for each Towers Watson share as provided for in the Merger Agreement, which was within such range, and (ii) the Implied Pre-Dividend Exchange Ratio of 2.744 Willis ordinary shares to each Towers Watson share, which was within such range.

Present Value of Future Share Price

Perella Weinberg performed an illustrative analysis of the implied present value of the future theoretical value of Willis ordinary shares on a pro forma basis after giving effect to the Merger. This analysis is designed to provide an indication of the present value to Willis’ shareholders of a theoretical future value of Willis’ equity following the Merger as a function of Willis’ estimated future cash earnings and its assumed price to future cash EPS multiple. For this analysis, Perella Weinberg used the Towers Watson Forecasts and Willis Forecasts for the end of calendar years 2016, 2017 and 2018 and assumed $125 million of run rate pre-tax cost synergies with a 3-year phase-in period. Perella Weinberg first calculated the implied values for the Willis ordinary shares on a pro forma basis after giving effect to the Merger for the end of calendar years 2016, 2017 and 2018 by applying a weighted average price to estimated cash EPS multiple of 16.8x (which multiple is based on estimates of cash earnings contributions of 57% by Willis and 43% by Towers Watson) to estimated cash EPS for Willis following the Merger for the end of calendar years 2016, 2017 and 2018. See the section entitled “—Forward-Looking Financial Information.” Perella Weinberg then discounted these values to June 26, 2015 using an illustrative discount rate of 8.25%. This analysis resulted in an estimate of implied present value for the Willis ordinary shares on a pro forma basis after giving effect to the Merger of approximately $48.51 for the end of calendar year 2016, approximately $52.51 for the end of calendar year 2017 and approximately $56.45 for the end of calendar year 2018.

The implied present value of future prices per share of Willis ordinary shares was reviewed for illustrative purposes only. The illustrative future prices per share of Willis ordinary shares should not be viewed as an accurate representation of what actual prices per share of Willis ordinary shares will be. Actual prices per share of Willis ordinary shares for any period may be greater or less than the illustrative future prices per share of Willis ordinary shares reviewed by Perella Weinberg, and the differences may be material. Future share prices are inherently uncertain, being based upon numerous factors or events that are not possible to predict.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to Willis, Towers Watson or the Merger.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the Willis board of directors as to the fairness, from a financial point of view, as of the date of such opinion, of the Exchange Ratio of 2.6490 Willis ordinary shares to be received for each share of Towers Watson common stock as provided for in the Merger Agreement to Willis. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon third party research analyst estimates, which are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the Merger Agreement or their respective advisors, none of Willis, Towers Watson, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by third parties.

As described above, the opinion of Perella Weinberg to the Willis board of directors was one of many factors taken into consideration by the Willis board of directors in making its determination to approve the Merger. The type and amount of consideration payable in the Merger was determined through negotiations between Willis and Towers Watson, rather than by any financial advisor, and was approved by the Willis board of directors. The decision to enter into the Merger Agreement was solely that of the Willis board of directors.

Pursuant to the terms of the engagement letter between Perella Weinberg and Willis dated as of June 29, 2015, Willis became obligated to pay Perella Weinberg $3 million upon the delivery of Perella Weinberg’s opinion, and has agreed to pay Perella Weinberg an additional $25 million upon the closing of the Merger. In addition, Willis agreed to reimburse Perella Weinberg for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Perella Weinberg and related persons against various liabilities and claims.

In the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own accounts or the accounts of customers, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Willis or Towers Watson or any of their respective affiliates.

During the two-year period prior to the date of Perella Weinberg’s opinion, Perella Weinberg and its corporate advisory affiliates represented Willis and its subsidiaries on various financial advisory matters for which they received compensation. Since 2013, Willis has paid Perella Weinberg a quarterly retainer fee for advisory services. In addition, Perella Weinberg advised a subsidiary of Willis, Willis Group Limited, on its acquisition of Miller Insurance Services LLP for which Perella Weinberg Partners received compensation. During such two-year period, no material relationship existed between Perella Weinberg and its affiliates and Towers Watson pursuant to which compensation was received by Perella Weinberg or its affiliates. Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to Willis or Towers Watson or their respective affiliates for which they would expect to receive compensation.

Recommendation of the Towers Watson Board of Directors and Towers Watson’s Reasons for the Merger

At its meeting on June 29, 2015, the Towers Watson board of directors unanimously approved the Merger Agreement and determined that the terms of the Merger are advisable and in the best interests of Towers Watson and its stockholders. The Towers Watson board of directors unanimously recommends that the stockholders of Towers Watson vote “FOR” the Towers Watson Merger Proposal, including the Merger, “FOR” the Towers Watson Compensatory Arrangements Proposal and “FOR” the Towers Watson Adjournment Proposal.

The Towers Watson board of directors considered many factors in making its determination that the terms of the Merger are advisable and in the best interests of Towers Watson and its stockholders and to unanimously recommend approval and adoption of the Merger Agreement by the Towers Watson stockholders. In evaluating the Merger, the board of directors consulted with Towers Watson’s management, legal and financial advisors and other representatives, reviewed a significant amount of information and considered a number of factors in its deliberations.

Strategic and Financial Benefits of the Merger

The Towers Watson board of directors concluded that the Merger will provide Towers Watson with a number of significant strategic and financial benefits. In arriving at this determination, the Towers Watson board of directors consulted with management and other representatives, and considered a number of factors, including (not in any relative order of importance):

•	the board of directors’ belief that the Merger would create a leading integrated global advisory, broking and solutions firm;

•	the board of directors’ belief that the Merger would provide Towers Watson with significant opportunities to accelerate growth in the exchange market, including by bringing Towers Watson’s exchange solutions offering to Willis’ middle-market relationships and enabling Towers Watson to serve more multinationals around the world;

•	the board of directors’ belief that the Merger will result in a combined company with an enhanced earnings profile from sustainable cost and tax synergies;

•	the combined company will have increased scale and financial strength, with a diversified revenue mix across segments, geographies and clients;

•	the board of directors’ belief that the combined company would have increased earnings and cash flow and better access to capital markets as a result of enhanced size and revenue diversification;

•	information and discussions with Towers Watson’s management regarding Willis’ business and results of operations, and its financial and market position, and Towers Watson’s management’s expectations concerning Willis’ future prospects, and historical and current share trading prices and volumes of Willis ordinary shares;

•	information and discussions regarding the benefits of size and scale, and expected credit profile and effective tax rate, of the combined company and the expected pro forma effects of the proposed transaction;

•	the current and expected future landscape of the insurance industry, and, in light of the regulatory, financial and competitive challenges facing industry participants, the likelihood that the combined company would be better positioned to meet these challenges if the expected strategic and financial benefits of the transaction are fully realized; and

•	the payment of the $4.87 per share pre-merger special dividend, payable in cash, giving Towers Watson stockholders an opportunity to immediately realize value for a portion of their investment.

Other Considerations

In the course of evaluating the Merger, the Towers Watson board of directors considered the following additional factors as generally supporting its decision:

•	the Towers Watson board of directors’ and management’s analysis and understanding of the business, operations, financial performance, financial condition, earnings, strategy and future prospects of Towers Watson on a standalone basis, and the assessment, based on such analysis and understanding, that the Merger would be more favorable to Towers Watson and its stockholders in the long-term in light of the potential rewards, risks and uncertainties associated with Towers Watson continuing to operate as a standalone entity;

•	the alternatives available to Towers Watson if it continued on a standalone basis;

•	the history of Towers Watson’s management team in successfully completing strategic transactions, including the merger of equals between Towers Perrin and Watson Wyatt, and the success of Towers Watson’s management team in the integration of businesses and products acquired in such transactions with its other businesses;

•	the results of the due diligence investigations of Willis by Towers Watson’s management, advisors and other representatives;

•	the opinion, dated June 29, 2015, of BofA Merrill Lynch to the Towers Watson board of directors as to the fairness, from a financial point of view and as of such date, of the Exchange Ratio (after giving effect to the Towers Watson pre-merger special dividend) to holders of Towers Watson common stock, which opinion was based on and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken as more fully described in the section entitled “—Opinion of Towers Watson’s Financial Advisor”;

•	the fact that the respective stockholders of Towers Watson and shareholders of Willis would vote on approval of the transaction, including the fact that the required vote of Towers Watson stockholders for the adoption of the Merger Agreement is a majority of the shares of Towers Watson common stock outstanding and entitled to vote;

•	the fact that ValueAct, a Willis shareholder owning approximately 10.3% of the Willis ordinary shares outstanding as of the date of the Merger Agreement, entered into a voting agreement with Towers Watson to vote in favor of the Willis Share Issuance Proposal at the Willis EGM (see “—Voting Agreement”);

•	the terms and conditions of the Merger Agreement (see “The Merger Agreement”) and the course of negotiations of such agreement, including, among other things:

•	the ability of Towers Watson, subject to certain conditions, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal, and the Towers Watson board of directors’ ability to change its recommendation, if the Towers Watson board of directors determines, in good faith, after consultation with its financial advisors and outside legal counsel, that the proposal would reasonably be expected to result in a superior proposal;

•	the Towers Watson board of directors’ belief that the termination fee payments to be made to Willis upon termination of the Merger Agreement under specified circumstances are reasonable, customary and not likely to significantly deter another party from making a superior proposal; and

•	the requirement that Willis hold a shareholder vote on the issuance of Willis ordinary shares pursuant to the Merger Agreement, even though the Willis board of directors may have withdrawn its recommendation;

•	that the fixed exchange ratio provides certainty to the Towers Watson stockholders as to their approximate aggregate pro forma percentage ownership of the combined company;

•	Towers Watson management’s support of the transaction;

•	the required regulatory approvals and the views of Towers Watson’s advisors that such approvals will be obtained without the imposition of conditions sufficiently material to preclude the Merger; and

•	the fact that directors of Towers Watson who have an in-depth knowledge of Towers Watson and its business would have substantial representation on the board of directors of the combined company and that certain senior Towers Watson executives, including John Haley and Roger Millay, will serve as senior executives of the combined company following completion of the Merger.

The Towers Watson board of directors weighed these factors against a number of uncertainties, risks and potentially negative factors relevant to the Merger, including the following:

•	The challenges inherent in the combination of companies of the size and geographic scope of Towers Watson and Willis, including the possibility that the anticipated cost savings and synergies and other benefits sought to be obtained from the transactions might not be achieved in the time frame contemplated or at all, or the other numerous risks and uncertainties that could adversely affect the combined company’s operating results;

•	the risk that integration of the two businesses, including the transaction expenses associated with the Merger, may be more costly, and may divert management attention for a greater period of time, than anticipated and that it may be difficult to retain key employees;

•	the fact that because the merger consideration is a fixed exchange ratio of shares of Willis ordinary shares to Towers Watson common stock, Towers Watson stockholders could be adversely affected by a decrease in the trading price of Willis ordinary shares during the pendency of the Merger and the fact that the terms of the Merger Agreement do not include termination rights triggered by a decrease in the value of Willis relative to the value of Towers Watson;

•	the possibility that, due to the current monetization of a portion of the value of each outstanding share of Towers Watson common stock pursuant to the Towers Watson pre-merger special dividend or other factors, the future per share value of Towers Watson on a standalone basis could be greater than the value to Towers Watson stockholders of the merger consideration;

•	the restrictions on Towers Watson’s operations until completion of the transaction, which could have the effect of preventing Towers Watson from pursuing other strategic transactions during the pendency of the Merger as well as taking a number of other actions relating to the conduct of its business without the prior consent of Willis;

•	the adverse impact that business uncertainty pending completion of the transaction could have on the ability to attract, retain and motivate key personnel until the consummation of the transaction;

•	the risk that regulatory agencies may not provide required approvals in connection with the proposed Merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of the combined company;

•	the risk that the Merger may not be completed despite the parties’ efforts or that completion may be unduly delayed, even if the requisite approval is obtained from Towers Watson’s stockholders and Willis’ shareholders;

•	the fact that certain provisions of the Merger Agreement, although reciprocal, may have the effect of discouraging alternative acquisition transactions involving Towers Watson, including: (1) the restrictions on Towers Watson’s ability to solicit proposals for alternative transactions; (2) the requirement that the Towers Watson board of directors submit the Merger Agreement to the Towers Watson stockholders for adoption in certain circumstances, even if it withdraws its recommendation of the Merger Agreement and (3) the requirement that Towers Watson pay a termination fee of $255 million to Willis in certain circumstances following the termination of the Merger Agreement;

•	that the Merger Consideration would be taxable to certain of Towers Watson’s stockholders;

•	that the failure to complete the transaction could cause Towers Watson to incur significant fees and expenses and could lead to negative perceptions among investors, potential investors and customers;

•	the risk that Towers Watson stockholders do not approve the Merger Agreement or Willis shareholders do not approve the Willis Share Issuance Proposal;

•	the risk that changes in the regulatory, competitive or technological landscape may adversely affect the business benefits anticipated to result from the proposed Merger; and

•	the other risks described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 34 and 32, respectively, of this joint proxy statement/prospectus.

The Towers Watson board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the transaction were outweighed by the potential benefits that it expected Towers Watson and Towers Watson stockholders to achieve as a result of the transaction.

This discussion of the information and factors considered by the Towers Watson board of directors includes the principal positive and negative factors considered by the Towers Watson board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the Towers Watson board of directors. In view of the wide variety of factors considered in connection with its evaluation of the transaction, and the complexity of these matters, the Towers Watson board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the transaction and to make its recommendations to the Towers Watson stockholders. Rather, the Towers Watson board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Towers Watson board of directors may have given differing weights to different factors. The explanation of the Towers Watson board of directors’ reasons for the proposed transaction and all other information presented in this section is forward-looking in nature and therefore should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 32 of this joint proxy statement/prospectus.

Opinion of Towers Watson’s Financial Advisor

Towers Watson has retained BofA Merrill Lynch to act as Towers Watson’s financial advisor in connection with the Merger. At the June 29, 2015 meeting of the Towers Watson board of directors held to evaluate the Merger, BofA Merrill Lynch rendered an oral opinion, confirmed by delivery of a written opinion dated June 29, 2015, to the Towers Watson board of directors to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications described in the opinion, the Exchange Ratio (after giving effect to the Towers Watson pre-merger special dividend) was fair, from a financial point of view, to holders of Towers Watson common stock.

The full text of BofA Merrill Lynch’s written opinion, dated June 29, 2015, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken by BofA Merrill Lynch in rendering its opinion. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion for the benefit and use of the Towers Watson board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the Exchange Ratio (after giving effect to the Towers Watson pre-merger special dividend) from a financial point of view. BofA Merrill Lynch’s opinion did not address any other aspect of the Merger or the related transactions and no opinion or view was expressed as to the relative merits of the Merger or any related transactions in comparison to other strategies or transactions that might be available to Towers Watson or in which Towers Watson might engage or as to the underlying business decision of Towers Watson to proceed with or effect the Merger or any related transactions. BofA Merrill Lynch expressed no opinion or recommendation as to how any Towers Watson stockholder should vote or act in connection with the Merger, any related transactions or any other matter.

In connection with its opinion, BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to Towers Watson and Willis;

•	reviewed certain internal financial and operating information with respect to the businesses, operations and prospects of Towers Watson furnished to or discussed with BofA Merrill Lynch by the management of Towers Watson, including certain financial forecasts relating to Towers Watson prepared by the management of Towers Watson, referred to in this section entitled “—Opinion of Towers Watson’s Financial Advisor” as the “Towers Watson forecasts;”

•	reviewed certain internal financial and operating information with respect to the businesses, operations and prospects of Willis furnished to or discussed with BofA Merrill Lynch by the management of

Willis, including certain financial forecasts relating to Willis prepared by the management of Willis, referred to in this section entitled “—Opinion of Towers Watson’s Financial Advisor” as the “Willis forecasts;”

•	reviewed certain estimates as to the amount and timing of cost savings and tax benefits, net of the costs to achieve such cost savings, collectively referred to as the “synergies,” anticipated by the managements of Towers Watson and Willis to result from the Merger and the related transactions;

•	discussed the past and current businesses, operations, financial condition and prospects of Towers Watson with members of the senior management of Towers Watson, and discussed the past and current businesses, operations, financial condition and prospects of Willis with members of the senior managements of Towers Watson and Willis;

•	reviewed the potential pro forma financial impact of the Merger and the related transactions on the future financial performance of Willis, including the potential effects on Willis’ estimated earnings per share and potential effects relative to Towers Watson’s standalone estimated earnings per share, based on the Towers Watson forecasts and the Willis forecasts and after taking into account the synergies;

•	reviewed the trading histories for Towers Watson common stock and Willis ordinary shares and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of Towers Watson and Willis with similar information of other companies BofA Merrill Lynch deemed relevant;

•	reviewed the relative contributions of Towers Watson and Willis to certain financial metrics of the pro forma combined company based on the Towers Watson forecasts and the Willis forecasts;

•	reviewed a draft, dated June 29, 2015, of the Merger Agreement, referred to as the draft Merger Agreement; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of Towers Watson and Willis that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Towers Watson forecasts and the synergies, BofA Merrill Lynch was advised by Towers Watson and assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Towers Watson as to the future financial performance of Towers Watson, such synergies and the other matters covered thereby. BofA Merrill Lynch also relied, at the direction of Towers Watson, on the assessments of the managements of Towers Watson and Willis as to the ability of the combined company to achieve the synergies and assumed, at the direction of Towers Watson, that such synergies would be realized in the amounts and at the times projected. With respect to the Willis forecasts, BofA Merrill Lynch was advised by Willis and assumed, with the consent of Towers Watson, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Willis as to the future financial performance of Willis. BofA Merrill Lynch further relied, at the direction of Towers Watson, on the assessments of the managements of Towers Watson and Willis as to, among other things, (i) the related transactions, including with respect to the timing thereof and financial and other terms involved, (ii) the potential impact on Towers Watson and Willis of market and other trends in and prospects for the industries in which Towers Watson and Willis operate and governmental, regulatory and legislative matters relating to or affecting Towers Watson and Willis, (iii) existing and future relationships, agreements and arrangements with, and the ability to retain, key managers, associates, clients and other commercial relationships of Towers Watson and Willis and (iv) the ability to integrate the businesses and operations of Towers Watson and Willis. BofA Merrill Lynch assumed, with the consent of Towers Watson, that there would be no developments with respect to any such matters that would have an adverse effect on Towers Watson, Willis, the Merger or the related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion.

BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Towers Watson, Willis or any other entity, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of Towers Watson, Willis or any other entity. BofA Merrill Lynch did not evaluate the solvency or fair value of Towers Watson, Willis or any other entity under any state, federal, provincial or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch is not an actuary and its services did not include any actuarial determination or evaluation by it or any attempt to evaluate actuarial assumptions or allowances for losses with respect thereto and, accordingly, BofA Merrill Lynch made no analysis of, and expressed no opinion as to, the adequacy of reserves for losses or other matters. BofA Merrill Lynch assumed, at the direction of Towers Watson, that the Merger (including full payment of the Towers Watson pre-merger special dividend) would be consummated in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger and the related transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Towers Watson, Willis, the Merger or the related transactions (including the contemplated benefits thereof). BofA Merrill Lynch also assumed, at the direction of Towers Watson, that the Merger will constitute a “qualified stock purchase” of Towers Watson within the meaning of Section 338(d)(3) of the Internal Revenue Code of 1986, as amended. BofA Merrill Lynch further assumed, at the direction of Towers Watson, that the final executed Merger Agreement would not differ in any material respect from the draft Merger Agreement reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the Merger (other than the Exchange Ratio to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, of the related transactions, or any terms, aspects or implications of any intercompany loans or any voting or other agreement, arrangement or understanding entered into in connection with or related to the Merger, the related transactions or otherwise. As the Towers Watson board of directors was aware, BofA Merrill Lynch was not requested to, and it did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Towers Watson. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the Exchange Ratio (after giving effect to the Towers Watson pre-merger special dividend) to holders of Towers Watson common stock and no opinion or view was expressed with respect to any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Exchange Ratio or otherwise. BofA Merrill Lynch did not express any opinion as to what the value of Willis ordinary shares or Willis consolidated ordinary shares actually would be when issued or the prices at which Towers Watson common stock, Willis ordinary shares or Willis consolidated ordinary shares would trade at any time, including following announcement or consummation of the Merger. BofA Merrill Lynch further did not express any view or opinion with respect to, and relied with the consent of Towers Watson upon the assessments of Towers Watson’s representatives regarding, legal, regulatory, accounting, tax and similar matters relating to Towers Watson, Willis, the Merger and the related transactions (including the contemplated benefits thereof) as to which BofA Merrill Lynch understood that Towers Watson obtained such advice as it deemed necessary from qualified professionals.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. BofA Merrill Lynch expressed no opinion or view as to the potential effects of volatility in the credit, financial and stock markets on Towers Watson, Willis, the Merger or the related transactions (including the contemplated benefits thereof). It should be understood that subsequent developments may affect BofA Merrill Lynch’s opinion and that BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee. Except as described in this summary, Towers Watson imposed no other instructions or limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch in connection with its opinion, dated June 29, 2015, to the Towers Watson board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch. Implied per share equity value reference ranges derived for Towers Watson and Willis from the financial analyses described below were rounded to the nearest $0.25. For purposes of the analyses described below, (i) enterprise values were calculated as fully-diluted equity values based on closing stock prices on June 26, 2015 plus debt and non-controlling interests and less cash and cash equivalents, (ii) net debt of Towers Watson was as of June 17, 2015 as provided by the management of Towers Watson and net debt of Willis was as of March 31, 2015 as reflected in Willis’ public filings, as adjusted by the management of Willis to reflect incremental debt related to Willis’ acquisition of Gras Savoye and the use of incremental cash for Willis’ acquisition of a controlling interest in Miller Insurance Services LLP, (iii) estimated earnings before interest, taxes, depreciation and amortization included stock-based compensation expenses and, as applicable, excluded non-recurring expenses and other one-time items, referred to generally as EBITDA and with respect to Willis and the combined company as adjusted EBITDA, (iv) cash earnings per share included stock-based compensation expenses and excluded amortization of acquisition-related intangible assets and, as applicable, non-recurring expenses and other one-time items, referred to as cash EPS, and (v) cash net income included stock-based compensation expenses and excluded amortization of acquisition-related intangible assets and, as applicable, non-recurring expenses and other one-time items. In calculating implied exchange ratio reference ranges as reflected in such analyses, BofA Merrill Lynch (A) compared the low-end of the approximate implied per share equity value reference ranges derived for Towers Watson from such analyses to the high-end of the approximate implied per share equity value reference ranges derived for Willis from such analyses in order to calculate the low-end of the implied exchange ratio reference ranges and (B) compared the high-end of the approximate implied per share equity value reference ranges derived for Towers Watson from such analyses to the low-end of the approximate implied per share equity value reference ranges derived for Willis from such analyses in order to calculate the high-end of the implied exchange ratio reference ranges.

Selected Public Companies Analyses. BofA Merrill Lynch performed separate selected public companies analyses of Towers Watson and Willis in which BofA Merrill Lynch reviewed certain financial and stock market information relating to Towers Watson, Willis and the selected publicly traded companies listed below which, in its professional judgment, BofA Merrill Lynch considered generally relevant for comparative purposes.

Towers Watson. In performing a selected public companies analysis of Towers Watson, BofA Merrill Lynch reviewed certain financial and stock market information relating to Towers Watson and the following two selected publicly traded companies in the Risk, Insurance and Human Capital Management Services industries, referred to as the Towers Watson risk services selected companies, and the following five selected publicly traded companies in the Consulting and Professional Services industries, referred to as the Towers Watson C&P selected companies and, together with the Towers Watson risk services selected companies, collectively referred to as the Towers Watson selected companies:

Towers Watson Risk Services Selected Companies:

•	Aon plc

•	Marsh & McLennan Companies, Inc.

Towers Watson C&P Selected Companies:

•	Accenture plc

•	FTI Consulting, Inc.

•	Huron Consulting Group Inc.

•	The Advisory Board Company

•	The Corporate Executive Board Company

BofA Merrill Lynch reviewed, among other things, enterprise values as a multiple of calendar year 2015 estimated EBITDA. BofA Merrill Lynch also reviewed equity values, based on closing stock prices on June 26, 2015, as a multiple of calendar year 2016 estimated cash EPS. Financial data of the Towers Watson selected companies were based on publicly available research analysts’ estimates (as calendarized), public filings and other publicly available information. Financial data of Towers Watson was based on publicly available research analysts’ estimates (as calendarized), public filings and estimates of the management of Towers Watson, including the Towers Watson forecasts. The overall low to high calendar year 2015 estimated EBITDA multiples observed for the Towers Watson selected companies were 10.2x to 20.1x (with mean of 13.5x and a median of 12.4x), with overall low to high calendar year 2015 estimated EBITDA multiples observed for the Towers Watson risk services selected companies and the Towers Watson C&P selected companies of 11.6x to 13.4x (with a mean and a median of 12.5x) and 10.2x to 20.1x (with a mean of 13.9x and a median of 12.4x), respectively. The overall low to high calendar year 2016 estimated cash EPS multiples observed for the Towers Watson selected companies were 15.1x to 47.4x (with a mean of 21.8x and a median of 16.4x), with overall low to high calendar year 2016 estimated cash EPS multiples observed for the Towers Watson risk services selected companies and the Towers Watson C&P selected companies of 15.2x to 16.2x (with a mean and a median of 15.7x) and 15.1x to 47.4x (with a mean of 24.2x and a median of 18.5x), respectively. BofA Merrill Lynch noted that the calendar year 2015 estimated EBITDA multiple observed for Towers Watson, based both on the Towers Watson forecasts and publicly available research analysts’ estimates (as calendarized), was 12.1x. BofA Merrill Lynch also noted that the calendar year 2016 estimated cash EPS multiples observed for Towers Watson, based on the Towers Watson forecasts and publicly available research analysts’ estimates (as calendarized), were 20.8x and 20.7x, respectively. BofA Merrill Lynch then applied selected ranges of calendar year 2015 estimated EBITDA multiples and calendar year 2016 estimated cash EPS multiples of 11.0x to 12.5x and 18.0x to 21.0x, respectively, derived from the Towers Watson selected companies to corresponding data of Towers Watson. This analysis indicated approximate implied per share equity value reference ranges for Towers Watson, based on calendar year 2015 estimated EBITDA multiples and calendar year 2016 estimated cash EPS multiples, of $129.50 to $146.00 and $122.25 to $142.75, respectively.

Willis. In performing a selected public companies analysis of Willis, BofA Merrill Lynch reviewed certain financial and stock market information relating to Willis and the following four selected publicly held companies in the Risk, Insurance and Human Capital Management Services industries, collectively referred to as the Willis selected companies:

•	Aon plc

•	Arthur J. Gallagher & Co.

•	Brown & Brown, Inc.

•	Marsh & McLennan Companies, Inc.

BofA Merrill Lynch reviewed, among other things, enterprise values as a multiple of calendar year 2015 estimated EBITDA. BofA Merrill Lynch also reviewed equity values, based on closing stock prices on June 26, 2015, as a multiple of calendar year 2016 estimated cash EPS. Financial data of the Willis selected companies were based on publicly available research analysts’ estimates (as calendarized), public filings and other publicly available information. Financial data of Willis was based on publicly available research analysts’ estimates, public filings and estimates of the management of Willis, including the Willis forecasts. The overall low to high calendar year 2015 estimated EBITDA multiples observed for the Willis selected companies were 10.4x to 13.4x (with a mean of 11.7x and a median of 11.5x). The overall low to high calendar year 2016 estimated cash EPS multiples observed for the Willis selected companies were 12.8x to 16.2x (with a mean of 14.6x and a median of 14.7x). BofA Merrill Lynch noted that the calendar year 2015 estimated adjusted EBITDA multiple observed for Willis, based both on the Willis forecasts and publicly available research analysts’ estimates (which forecasts and estimates for calendar year 2015 were pro forma for Willis’ acquisition of Gras Savoye), was 11.5x. BofA Merrill Lynch also noted that the calendar year 2016 estimated cash EPS multiples observed for Willis, based on the Willis forecasts and publicly available research analysts’ estimates, were 13.9x and 13.6x, respectively. BofA Merrill Lynch then applied selected ranges of calendar year 2015 estimated EBITDA multiples and calendar year 2016 estimated cash EPS multiples of 10.5x to 12.5x and 13.0x to 15.5x, respectively, derived from the Willis selected companies to the calendar year 2015 estimated adjusted EBITDA of Willis, pro forma for Willis’ acquisition of Gras Savoye, and calendar year 2016 estimated cash EPS of Willis. This analysis indicated approximate implied per share equity value reference ranges for Willis, based on calendar year 2015 estimated EBITDA multiples and calendar year 2016 estimated cash EPS multiples, of $41.50 to $52.00 and $43.75 to $52.00, respectively.

Utilizing the approximate implied per share equity value reference ranges derived for Towers Watson, adjusted for the Towers Watson pre-merger special dividend, and Willis described above, BofA Merrill Lynch calculated the following implied exchange ratio reference ranges, as compared to the Exchange Ratio:

Implied Exchange Ratio Reference Ranges Based on:
2015E EBITDA	2016E Cash EPS	Exchange Ratio
2.3967x – 3.4007x	2.2573x – 3.1516x	2.6490x

No company or business used in these analyses is identical or directly comparable to Towers Watson or Willis. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses to which Towers Watson and Willis were compared.

Discounted Cash Flow Analyses. BofA Merrill Lynch performed separate discounted cash flow analyses of Towers Watson and Willis by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Towers Watson was forecasted to generate based on the Towers Watson forecasts during the fiscal year ending June 30, 2016 through the fiscal year ending June 30, 2018 (calculated as EBITDA less depreciation less income taxes plus depreciation less increases in working capital less capital expenditures) and that Willis was forecasted to generate based on the Willis forecasts during the six-month period ending December 31, 2015 through the full fiscal year ending December 31, 2018 (calculated as adjusted EBITDA less depreciation less restructuring and other expenses related to Willis’ ongoing operational improvement program less income taxes plus depreciation less the Miller Insurance Services LLP acquisition payment less increases in working capital less capital expenditures), in each case, assuming for purposes of such analyses, normalized depreciation after the end of the forecast period.

Towers Watson. In performing a discounted cash flow analysis of Towers Watson, BofA Merrill Lynch calculated terminal values for Towers Watson by applying to the fiscal year ending June 30, 2018 estimated EBITDA of Towers Watson a selected range of terminal value EBITDA multiples of 10.0x to 12.5x. The cash flows and terminal values were then discounted to present value (as of June 30, 2015) using discount rates ranging from 8.5% to 10.5% derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for Towers Watson of $123.25 to $155.50.

BofA Merrill Lynch also calculated terminal values for Towers Watson by applying to Towers Watson’s estimated standalone unlevered, after-tax free cash flows at the end of the forecast period a range of perpetuity growth rates of 3.5% to 4.5%. The cash flows were then discounted to present value (as of June 30, 2015) using discount rates ranging from 8.5% to 10.5% derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for Towers Watson of $104.75 to $173.75.

Willis. In performing a discounted cash flow analysis of Willis, BofA Merrill Lynch calculated terminal values for Willis by applying to the fiscal year ending December 31, 2018 estimated adjusted EBITDA of Willis a selected range of terminal value adjusted EBITDA multiples of 10.0x to 12.5x. The cash flows and terminal values were then discounted to present value (as of June 30, 2015) using discount rates ranging from 7.0% to 8.5% derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for Willis of $49.50 to $66.75.

BofA Merrill Lynch also calculated terminal values for Willis by applying to Willis’ estimated standalone unlevered, after-tax free cash flows at the end of the forecast period a range of perpetuity growth rates of 1.5% to 2.5%. The cash flows were then discounted to present value (as of June 30, 2015) using discount rates ranging from 7.0% to 8.5% derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for Willis of $48.75 to $82.25.

Utilizing the approximate implied per share equity value reference ranges derived for Towers Watson, adjusted for the Towers Watson pre-merger special dividend, and Willis described above, BofA Merrill Lynch calculated the following implied exchange ratio reference ranges, as compared to the Exchange Ratio:

Implied Exchange Ratio Reference Ranges Based on:
EBITDA Multiple	Perpetuity Growth Rate	Exchange Ratio
1.7735x – 3.0430x	1.2144x – 3.4642x	2.6490x

Illustrative Hypothetical Net Present Value Accretion. BofA Merrill Lynch reviewed the potential pro forma value accretion to holders of Towers Watson common stock from the Merger, after taking into account the Towers Watson pre-merger special dividend and the pro forma ownership of holders of Towers Watson common stock in the combined company upon consummation of the Merger of approximately 49.9%. For illustrative purposes, BofA Merrill Lynch assumed hypothetical calendar year 2016 estimated cash net income multiples for the combined company ranging from 16.0x to 20.8x (representing, at the high-end of such range, Towers Watson’s implied calendar year 2016 estimated cash net income multiple as of June 26, 2015) and potential net U.S. tax benefits resulting from the transition of Towers Watson’s standalone tax rate to an approximately 25% pro forma tax rate, with illustrative run-rate cost savings from the Merger ranging from $0 million to $250 million ($100 million of illustrative run-rate cost savings from the Merger reflects Towers Watson management’s base case) after taking into account potential net U.S tax benefits resulting from the application of such pro forma tax rate to such illustrative run-rate cost savings. Financial data of Towers Watson was based on the Towers Watson forecasts and financial data of Willis was based on the Willis forecasts. This illustrative range of run-rate cost savings from the Merger indicated an implied hypothetical value range to holders of Towers Watson common stock of approximately $9.8 billion to $14.2 billion, as compared to Towers Watson’s market value on June 26, 2015 of approximately $9.9 billion. BofA Merrill Lynch noted that an illustrative calendar year 2016 estimated net income multiple for the combined company of 17.2x (representing an implied weighted average calendar year 2016 estimated cash net income multiple based on the combined market capitalizations of Towers Watson and Willis divided by the combined company’s calendar year 2016 estimated cash net income), after taking into account the Towers Watson pre-merger special dividend, indicated an implied hypothetical value range to holders of Towers Watson common stock of approximately $10.5 billion to $11.9 billion.

BofA Merrill Lynch also reviewed the potential pro forma value accretion to holders of Towers Watson common stock based on the standalone perpetuity growth rate discounted cash flow analyses of Towers Watson and Willis described above under the heading “—Discounted Cash Flow Analyses” and taking into account, among other things, estimated present values (as of June 30, 2015) of the potential base case net run-rate cost savings (applying a range of perpetuity growth rates of 0% to 2.0% and discount rates of 8.5% to 10.5%) and potential net U.S. tax benefits (assuming both the transition of Towers Watson’s standalone tax rate to an approximately 25% pro forma tax rate and the application of such pro forma tax rate to such potential net run-rate cost savings) expected by the managements of Towers Watson and Willis to result from the Merger. Financial data of Towers Watson was based on the Towers Watson forecasts and financial data of Willis was based on the Willis forecasts. This indicated that, based on the pro forma ownership of holders of Towers Watson common stock in the combined company upon consummation of the Merger of approximately 49.9% and after taking into account the Towers Watson pre-merger special dividend, the Merger could be accretive to the approximate implied per share equity value reference range for Towers Watson derived from the standalone perpetuity growth rate discounted cash flow analysis of Towers Watson described above under the heading “—Discounted Cash Flow Analyses” by approximately 20.6% to 21.5%.

The actual results achieved by the combined company may vary from projected results and the variations may be material.

Relative Contributions. BofA Merrill Lynch reviewed the relative contributions of Towers Watson and Willis to the combined company’s calendar years 2015 through 2017 estimated adjusted EBITDA and estimated cash net income. Financial data of Towers Watson was based on public filings and estimates of the management of Towers Watson, including the Towers Watson forecasts, and financial data of Willis was based on public filings and estimates of the management of Willis, including the Willis forecasts. This indicated overall relative contributions of Towers Watson to the combined company’s calendar years 2015 through 2017 estimated adjusted EBITDA of approximately 43.0% to 44.1% and to the combined company’s calendar years 2015 through 2017 estimated cash net income of approximately 41.5% to 44.9%, in each case adjusted for the Towers Watson pre-merger special dividend, as compared to the pro forma ownership of holders of Towers Watson common stock in the combined company upon consummation of the Merger of approximately 49.9%. BofA Merrill Lynch noted that such overall relative contributions of Towers Watson to the combined company’s calendar years 2015 through 2017 estimated adjusted EBITDA and estimated cash net income, in each case adjusted for the Towers Watson pre-merger special dividend, indicated an overall implied exchange ratio of 2.6178x to 2.7562x and 1.8675x to 2.1393x, respectively, as compared to the Exchange Ratio of 2.6490x.

Other Factors. BofA Merrill Lynch also observed certain additional factors that were not considered part of BofA Merrill Lynch’s financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	the historical trading performance of Towers Watson common stock and Willis ordinary shares during the 52-week period ended June 26, 2015, which indicated low and high closing prices for Towers

Watson common stock during such period of approximately $99.35 to $141.26 per share and low and high closing prices for Willis ordinary shares during such period of approximately $39.51 to $49.74 per share, and an implied exchange ratio reference range of 1.8995x to 3.4521x (after adjusting Towers Watson common stock closing prices for the Towers Watson pre-merger special dividend), as compared to the Exchange Ratio of 2.6490x;

•	the historical trading performance of, and implied exchange ratios for, Towers Watson common stock and Willis ordinary shares during the five-day, ten-day, 20-day, 30-day, 60-day, 90-day, 180-day, one-year and 18-month periods ended June 26, 2015, both adjusted and unadjusted for the Towers Watson pre-merger special dividend of $4.87 per share, which indicated, during such periods, an overall range of implied exchange ratios adjusted for the Towers Watson pre-merger special dividend of 2.281x to 2.926x (with a mean range of 2.539x to 2.875x and a median range of 2.529x to 2.869x), as compared to the Exchange Ratio of 2.6490x, and overall range of implied exchange ratios unadjusted for the Towers Watson pre-merger special dividend of 2.394x to 3.030x (with a mean range of 2.650x to 2.979x and a median range of 2.643x to 2.972x), as compared to the Exchange Ratio unadjusted for the Towers Watson pre-merger special dividend of 2.7436x; and

•	the potential pro forma financial impact of the Merger, based on the Towers Watson forecasts and the Willis forecasts, relative to Towers Watson’s calendarized years ending December 31, 2016 through December 31, 2018 estimated cash EPS on a standalone basis after taking into account potential synergies (assuming potential base case run-rate cost savings excluding the costs to achieve such cost savings) expected by the managements of Towers Watson and Willis to result from the Merger and the Towers Watson pre-merger special dividend, which indicated, based on the Exchange Ratio, that the Merger could be accretive relative to Towers Watson’s calendar years 2016 through 2018 estimated cash EPS on a standalone basis by approximately 21.0% to 36.5%. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to the Towers Watson board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that the analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses considered or focusing on information presented in tabular format, without considering all analyses or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Towers Watson and Willis. The estimates of the future performance of Towers Watson and Willis in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Exchange Ratio (after giving effect to the Towers Watson pre-merger special dividend) to holders of Towers Watson common stock and were provided to the Towers Watson board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual value of Towers Watson or Willis.

The type and amount of consideration payable in the Merger was determined through negotiations between Towers Watson and Willis, rather than by any financial advisor, and was approved by the Towers Watson board of directors. The decision to enter into the Merger Agreement was solely that of the Towers Watson board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the Towers Watson board of directors in its evaluation of the Merger and should not be viewed as determinative of the views of the Towers Watson board of directors, management or any other party with respect to the Merger or the Exchange Ratio.

In connection with BofA Merrill Lynch’s services as Towers Watson’s financial advisor, Towers Watson has agreed to pay BofA Merrill Lynch an aggregate fee of $25 million, of which a portion was payable upon delivery of its opinion and $23.5 million is contingent upon consummation of the Merger. In addition, Towers Watson has agreed to reimburse BofA Merrill Lynch for its expenses, including fees and expenses of BofA Merrill Lynch’s legal counsel, incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch and related persons against liabilities, including liabilities under the federal securities laws, arising out of BofA Merrill Lynch’s engagement.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of business, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Towers Watson, Willis and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Towers Watson and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Towers Watson in connection with a divestiture transaction, (ii) having acted or acting as administrative agent and joint lead arranger for, and as a lender (including a swing line lender and letter of credit lender) under, certain credit facilities of Towers Watson, and (iii) having provided or providing certain treasury and trade management services and products to Towers Watson and certain of its affiliates. In addition, certain of BofA Merrill Lynch’s affiliates maintain significant commercial (including vendor) relationships with Towers Watson. From June 1, 2013 through May 31, 2015, BofA Merrill Lynch and its affiliates received aggregate revenues from Towers Watson and/or certain of its affiliates of less than $7 million for corporate, commercial and investment banking services.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Willis and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as a co-manager on a debt offering by an affiliate of Willis, (ii) having acted or acting as a lender to Willis and certain of its affiliates, and (iii) having provided or providing certain treasury and trade management services and products to Willis and certain of its affiliates. From June 1, 2013 through May 31, 2015, BofA Merrill Lynch and its affiliates received aggregate revenues from Willis and/or certain of its affiliates of less than $3 million for corporate, commercial and investment banking services.

BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in providing financial advisory services in connection with mergers and acquisitions. Towers Watson selected BofA

Merrill Lynch as its financial advisor in connection with the Merger on the basis of BofA Merrill Lynch’s experience in similar transactions, its reputation in the investment community and its familiarity with Towers Watson and its business.

Forward-Looking Financial Information

Prior to approval by the Willis board of directors and the Towers Watson board of directors of the Merger, the execution of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, the respective managements of Willis and Towers Watson prepared or approved certain forward-looking financial information in connection with the Merger and related transactions. The forward-looking financial information prepared or approved by each of the companies is on a standalone basis and is not intended to be added together, and adding together the forward-looking financial information for the two companies would not represent the results the combined company will achieve if the Merger is completed and does not represent forward-looking financial information for the combined company. The following forward-looking financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to forward-looking financial information.

Willis Forward-Looking Financial Information

Willis does not as a matter of course make public projections as to future earnings or other results of operations. However, for internal purposes and in connection with the process leading to the Merger Agreement, Willis management prepared certain projections of future financial and operating performance of Willis for the fiscal years ending December 31, 2015 through 2018. Towers Watson management also prepared certain projections of future financial and operating performance of Towers Watson for the fiscal years ending June 30, 2015 through 2018, which Willis management, in accordance with guidance from Towers Watson management, converted into calendar year-end figures. These projections are included in this joint proxy statement/prospectus because Willis provided such projections to the Willis board of directors and to Willis’ financial advisor, Perella Weinberg, in connection with the Merger, and are referred to in this section as the “Willis Forecasts” and the “Towers Watson Calendar Year Forecasts,” respectively. In addition, Willis and Towers Watson jointly prepared estimates of annual cost synergies expected to be realized following the closing, which are referred to in this section as the “Estimated Synergies.” The Estimated Synergies are not reflected in the projections of future financial and operating performance. Willis authorized Perella Weinberg to use and rely upon the Willis Forecasts, the Towers Watson Calendar Year Forecasts and the Estimated Synergies in providing advice to the Willis board of directors in relation to the proposed Merger. The following prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. In the view of Willis’ management, the information was prepared on a reasonable basis consistent with the significant accounting policies contained in Willis’ Annual Report on Form 10-K for the year ended December 31, 2014 as amended by Item 8 contained in Willis’ Form 8-K filed on August 21, 2015, both incorporated by reference into this joint proxy statement/prospectus. This reflected the best then currently available estimates and judgments at the time of its preparation, including the impact of Willis’ operational improvement program and the completion of known and anticipated acquisitions including Willis’ acquisition of GS & CIE Groupe (referred to as “Gras Savoye”) in the Willis Forecasts beginning in the year ended December 31, 2016, and presented at the time of its preparation, to the best of Willis’ management’s and, Towers Watson’s management’s, as applicable, knowledge and belief, reasonable projections of the future financial performance of Willis and Towers Watson. However, the projections have not been updated, are not fact and should not be relied upon as necessarily indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to rely on this forward-looking financial information.

Neither Willis’ nor Towers Watson’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forward-looking financial information.

The following tables present a summary of the Willis Forecasts and the Towers Watson Calendar Year Forecasts:

WILLIS FORECASTS—

(FISCAL YEAR END 31 DECEMBER)

($ in millions, except for per share information)

	Fiscal Year Ending December 31,
	2015E	2016E	2017E	2018E
Total Revenues	$3,876	$4,522	$4,785	$5,078
Net Income attributable to Willis Group Holdings	$518	$436	$541	$721
Underlying Net Income(1)	$468	$530	$637	$721
Underlying Cash Net Income(1)	$510	$611	$715	$801
Underlying EBITDA(1)	$910	$1,051	$1,193	$1,309

Source: Willis management.

(1)	Underlying Net Income, Underlying Cash Net Income and Underlying EBITDA are calculated by excluding the impact of certain items as detailed in the reconciliations presented herein from the most directly comparable GAAP measure (see the section entitled “—Non-GAAP Financial Measures”) beginning on page 109 of this joint/proxy statement prospectus).

TOWERS WATSON CALENDAR YEAR FORECASTS—

(CALENDAR YEAR END 31 DECEMBER)

($ in millions, except for per share information)

	Calendar Year Ending December 31,
	2015E	2016E	2017E	2018E(3)
Revenue	$3,663	$3,953	$4,297	$4,666
Net Income	$398	$417	$440	$497
Cash Net Income(1)	$447	$470	$492	$552
Adjusted EBITDA(2)	$793	$831	$876	$980

Source: Towers Watson management. Willis management, in accordance with guidance from Towers Watson management, converted the forecasts into calendar year-end figures.

(1)	Cash Net Income is defined as Net Income attributable to Towers Watson common stockholders excluding amortization of acquisition related intangibles.
(2)	Adjusted EBITDA is defined as Net income attributable to Towers Watson common stockholders adjusted for discontinued operations net of tax, provision for income taxes, interest expense, net, depreciation and amortization, transaction and integration expenses, and other non-operating income excluding income from variable interest entity.
(3)	2018E calendar year figures based on Towers Watson’s fiscal year-end 30 June projections and extrapolated based on Towers Watson management guidance.

Non-GAAP Financial Measures

The Willis Forecasts contain certain non-GAAP financial measures, including Underlying Net Income, Underlying Cash Net Income and Underlying EBITDA which Willis believes are helpful in understanding its past financial performance and future results. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read in conjunction with Willis’ consolidated financial statements prepared in accordance with GAAP and the reconciliation to GAAP measures presented herein. Willis management regularly uses supplemental non-GAAP financial measures internally to understand and manage the business and forecast future periods.

Willis Forecasts

Set forth below are reconciliations of Net income attributable to Willis Group Holdings, the most directly comparable GAAP measure, to Underlying EBITDA, Underlying Net Income and Underlying Cash Net Income, based on financial information available to, or projected by Willis.

Reconciliation of Net income attributable to Willis Group Holdings to Underlying EBITDA:

	Fiscal Year Ending December 31,
	2015E	2016E	2017E	2018E
Net income attributable to Willis Group Holdings, GAAP basis	$518	$436	$541	$721
Excluding:
Net income attributable to noncontrolling interests	11	11	10	10
Interest in earnings of associates, net of tax	(12)	(13)	(13)	(14)
Income taxes	53	141	170	221
Interest expenses	138	143	148	153
Other (income) expense, net	(90)	—	—	—
Depreciation expense	96	102	107	113
Amortization of intangibles	56	107	103	105
Restructuring costs	140	124	127	—

Underlying EBITDA	$910	$1,051	$1,193	$1,309

Reconciliation of Net income attributable to Willis to Underlying Net Income and Underlying Cash Net Income:

	Fiscal Year Ending December 31,
	2015E	2016E	2017E	2018E
Net income attributable to Willis, GAAP basis	$518	$436	$541	$721
Excluding:
Restructuring costs	105	94	96	—
Venezuela currency devaluation	—	—	—	—
Remeasurement gain on Associate carrying value	(65)	—	—	—
Impact of US valuation allowance	(90)	—	—	—

Underlying Net Income	$468	$530	$637	$721

Excluding:
Amortization of intangibles	42	81	78	80

Underlying Cash Net Income	$510	$611	$715	$801

Estimated Synergies

Willis and Towers Watson also jointly prepared and approved for their respective boards of directors and for their respective financial advisors’ use and reliance in their evaluation of the Merger certain cost synergies projected by the managements of Willis and Towers Watson to result from the Merger. These Estimated Synergies were projected to range from $100 million to $125 million.

The estimates and assumptions underlying forward-looking information for Willis are inherently uncertain and, although considered reasonable by Willis management as of the date of their preparation, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained therein, including, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 32 of this joint proxy statement/prospectus, “Risk Factors” beginning on page 34 of this joint proxy statement/prospectus, and Part I, Item 1A in Willis’ 2014 Annual Report on Form 10-K. The Estimated Synergies, the Willis Forecasts and the Willis Forecasts for Towers Watson also reflect assumptions as to certain business decisions that are subject to change. Accordingly, there can be no assurance that the forward-looking results are indicative of the future performance of Willis or Towers Watson or that actual results will not differ materially from those presented in the Estimated Synergies, the Willis Forecasts or the Towers Watson Calendar Year Forecasts. Inclusion of the Estimated Synergies, the Willis Forecasts and the Towers Watson Calendar Year Forecasts in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the forward-looking financial information will be achieved.

Willis does not intend to update or otherwise revise the forward-looking financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Willis does not intend to update or revise the forward-looking financial information in this joint proxy statement/prospectus to reflect changes in general economic or industry conditions.

The information concerning forward-looking financial information provided by Willis is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of the Willis Share Issuance Proposal or to acquire securities of Willis.

Towers Watson Forward-Looking Financial Information

Towers Watson does not as a matter of course make public projections as to future earnings or other results of operations other than providing estimates for certain financial items on a near-term basis on its regular earnings calls. However, for internal purposes and in connection with the process leading to the Merger Agreement, the management of Towers Watson prepared or approved for the Towers Watson board in its evaluation of the Merger and for BofA Merrill Lynch’s use and reliance in connection with its financial analyses and opinion certain projections of future financial and operating performance of Towers Watson for the fiscal years ended June 30, 2015 through June 30, 2018 and as converted to calendar years December 31, 2015 through December 31, 2018. The foregoing projections, which are collectively referred to in this section as the “Towers Watson Projections,” are included in this joint proxy statement/prospectus because Towers Watson provided such projections to the Towers Watson board of directors and to Towers Watson’s financial advisor for their use in relation to the proposed Merger. The following prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. In the view of Towers Watson’s management, the information was prepared on a reasonable basis consistent with the significant accounting policies contained in Towers Watson’s Annual Report on Form 10-K for the year ended June 30, 2015, incorporated by reference into this joint proxy statement/prospectus. In the view of Towers Watson’s management, the information was prepared on a reasonable basis and reflected the best then currently available estimates and judgments at the time of its preparation, and presented at the time of its preparation, to the best of Towers Watson management’s knowledge and belief, reasonable projections of the future financial performance of Towers Watson. However, these projections have not been updated, are not fact and should not be relied upon as necessarily predictive of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to rely on this forward-looking financial information.

Neither Towers Watson’s nor Willis’ independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forward-looking financial information.

The Towers Watson Projections contain certain non-GAAP financial measures, including Earnings Before Interest, Taxes, Depreciation and Expenses (referred to as “EBITDA”) and Cash Net Income, which Towers Watson believes are helpful in understanding its past financial performance and future results. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read in conjunction with Towers Watson’s consolidated financial statements prepared in accordance with GAAP and the reconciliation to GAAP measures presented herein. Towers Watson’s management regularly uses supplemental non-GAAP financial measures internally to understand and manage the business and forecast future periods.

The following table presents a summary of the Towers Watson Projections:

TOWERS WATSON PROJECTIONS—

(FISCAL YEAR END 30 JUNE)

($ in millions, except per share amounts)

	2015E3	2016E	2017E	2018E
Revenue	$3,612	$3,806	$4,099	$4,466
Cash Net Income[1]	$426	$448	$487	$528
EBITDA[2]	$760	$793	$860	$939

[1]	Cash Net Income excludes amortization of acquisition-related intangibles.
[2]	EBITDA includes stock-based compensation expense.
[3]	The information contained in this table was prepared prior to the finalization of Towers Watson’s June 30, 2015 results, and therefore does not include those reported results.

Set forth below is a reconciliation of EBITDA and Cash Net Income to the most comparable GAAP financial measures, based on financial information available to, or projected by, Towers Watson. (Certain totals may not add due to rounding).

	2015E1	2016E	2017E	2018E
Cash Net Income:
Cash Net Income	$426	$448	$487	$528
Reconciling Item(s):
Amortization expense of acquisition-related intangibles	$48	$52	$53	$52

Net Income	$378	$396	$435	$476

EBITDA:
EBITDA	$760	$793	$860	$939
Reconciling Item(s):
Interest Expense, net	$3	$3	$3	$3
Tax provision	$198	$208	$228	$256
Depreciation and amortization	$180	$186	$195	$204

Net Income	$378	$396	$435	$476

[1]	The information contained in this table was prepared prior to the finalization of Towers Watson’s June 30, 2015 results, and therefore does not include those reported results.

TOWERS WATSON PROJECTIONS—

(CALENDAR YEAR END 31 DECEMBER)

($ in millions, except per share amounts)

	2015E3	2016E	2017E	2018E
Revenue	$3,709	$3,954	$4,282	$4,644
Cash Net Income[1]	$437	$470	$508	$549
EBITDA[2]	$776	$830	$900	$977

[1]	Cash Net Income excludes amortization of acquisition-related intangibles.
[2]	EBITDA includes stock-based compensation expense.
[3]	The information contained in this table was prepared prior to the finalization of Towers Watson’s June 30, 2015 results, and therefore does not include those reported results.

Set forth below is a reconciliation of EBITDA and Cash Net Income to the most comparable GAAP financial measures, based on financial information available to, or projected by, Towers Watson. (Certain totals may not add due to rounding).

	2015E1	2016E	2017E	2018E
Cash Net Income:
Cash Net Income	$437	$470	$508	$549
Reconciling Item(s):
Amortization expense of acquisition-related intangibles	$50	$53	$52	$54

Net Income	$387	$418	$455	$495

EBITDA:
EBITDA	$776	$830	$900	$977
Reconciling Item(s):
Interest Expense, net	$3	$3	$3	$3
Tax provision	$203	$219	$242	$266
Depreciation and amortization	$183	$191	$200	$212

Net Income	$387	$418	$455	$495

[1]	The information contained in this table was prepared prior to the finalization of Towers Watson’s June 30, 2015 results, and therefore does not include those reported results.

Willis and Towers Watson also jointly prepared and approved for their respective boards of directors and for their respective financial advisors’ use and reliance in their evaluation of the Merger certain cost synergies projected by the management of Willis and Towers Watson to result from the Merger. These Estimated Synergies were projected to range from $100 million to $125 million.

The estimates and assumptions underlying the forward-looking financial information are inherently uncertain and, though considered reasonable by the management of Towers Watson as of the date of its preparation, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained therein, including, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 32 of this joint proxy statement/prospectus, “Risk Factors” beginning on page 34 of this joint proxy statement/prospectus and Part I, Item 1A in the Towers Watson’s 2015 Annual Report on Form 10-K. The Towers Watson Projections also reflect assumptions as to certain business decisions that are subject to change. Accordingly, there can be no assurance that the forward-looking results are necessarily predictive of the future performance of Towers Watson or Willis, or that actual results will not differ materially from those presented in the Towers Watson Projections. Inclusion of the forward-looking financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the forward-looking financial information will be achieved.

Towers Watson does not intend to update or otherwise revise the forward-looking financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Towers Watson does not intend to update or revise the forward-looking financial information in this joint proxy statement/prospectus to reflect changes in general economic or industry conditions.

The information concerning forward-looking financial information provided by Towers Watson is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of the Towers Watson Merger Proposal or to influence any stockholder’s decision whether or not to seek appraisal rights with respect to shares of Towers Watson common stock held by such stockholder.

Board of Directors and Management after the Transaction

It is expected that, following the completion of the Merger, the Willis board of directors will continue to be comprised of twelve members, except that six directors will be nominated by Towers Watson following the consummation of the Merger. The board of directors will include the following directors: Mr. McCann, Mr. Haley, and Mr. Casserley.

Upon completion of the Merger, James F. McCann will become the Chairman of the board of directors of the combined company, John J. Haley will become the Chief Executive Officer of the combined company, and Dominic Casserley will become President and Deputy Chief Executive Officer of the combined company, in each case, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Interests of Willis’ Directors and Executive Officers in the Transaction

You should be aware that some of Willis’ directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Willis’ shareholders generally. The Willis board of directors was aware of the different or additional interests set forth herein and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement.

These interests include that certain of Willis’ current directors will continue to serve as directors of Willis following the consummation of the Merger, as discussed in more detail in the section entitled “—Board of Directors and Management after the Transaction” on page 113 of this joint proxy statement/prospectus. In addition, the Willis board of directors approved a one-time increase of $50,000 per annum to the retainer fee of its Chairman, James McCann, for the period of July 1, 2015 through December 31, 2016, in recognition of the additional services that will be required of him in connection with integration and transition planning, payable whether or not the Merger is completed.

Treatment of Outstanding Equity Awards

Willis’ executive officers have previously been granted share options, time-based restricted share unit awards (referred to as “RSU”) and performance-based restricted share unit awards (referred to as “PSU”) under Willis’ 2012 Equity Incentive Plan. Pursuant to the terms of their respective employment agreements and the applicable award agreements, an executive officer’s outstanding equity awards will be subject to certain accelerated vesting provisions under specified terminations of employment, as described in more detail below under “—Change in Control Termination Benefits.”

Change in Control Termination Benefits

On June 29, 2015, Willis (or in certain cases, its subsidiaries, which will be referred to for purposes of this disclosure as “Willis”) amended the employment agreements of its executive officers (other than its chief executive officer) to clarify that the Merger will constitute a change in control under the employment agreements (referred to as the “Amended Agreements”). On such date, Willis amended and restated the October 12, 2012 employment agreement with its Chief Executive Officer, Dominic Casserley, with the effectiveness of such amended and restated agreement being subject to and conditioned upon the consummation of the Merger (referred to as the “New CEO Agreement”) and generally continuing until December 31, 2016, unless extended by mutual agreement. Subject to the execution of a release and compliance with certain restrictive covenants, the Amended Agreements and New CEO Agreement provide that (i) in the event that any of Willis’ other executive officers is terminated by Willis without “cause” or resigns for “good reason,” (each as defined in the respective employment agreements) within two years following a change in control, or (ii) in the event that Mr. Casserley is terminated by Willis without “cause” or he resigns for “good reason” (each as defined in the New CEO agreement), then such individual will be entitled to the following:

•	A lump sum severance payment equal to two times the sum of the executive’s annual base salary and target annual incentive compensation award at the time of termination;

•	Except for Mr. Casserley, a lump sum payment reflecting the pro rata portion of the executive’s annual incentive compensation award for the year of termination, based on target level of performance;

•	For Mr. Casserley, (i) if he is terminated on or before December 31, 2015, a lump sum payment reflecting the pro rata portion of his annual incentive compensation award for the year of termination based on actual performance, without regard to his termination or (ii) if he is terminated after December 31, 2015, a lump sum payment reflecting the full target annual incentive compensation award (or, if greater, the annual incentive compensation award based on actual performance) for the fiscal year of termination;

•	Generally, continued participation for the executive and his or her spouse and dependents in the Willis group medical plan in which the executive and his or her spouse and dependents participate on the date of termination, or in lieu of such coverage, monthly payments equal to the excess of the COBRA (or equivalent) rate under such group medical plan over the amount payable generally by Willis’ executive officers, for 12 months post-termination (for Mr. Casserley, 18 months), or if earlier, until the date the executive obtains new employment that offers group medical coverage;

•	Waiver of all employment or service-based vesting requirements for any outstanding share options, RSUs or other long-term incentive awards as of the date of termination (additionally, for Mr. Casserley, the performance goals under the award agreements will be deemed to have been met at the greater of actual or target levels);

•	Extension of exercise period for all vested share options until the earlier of: (i) one year post-termination or, for Mr. Casserley, three years post-termination (or, if later, the post-termination expiration date specified in the share option) and (ii) the expiration date of such share option that would have applied in the event of continued employment with Willis; and

•	For Mr. Casserley, reimbursement for all reasonable costs incurred in relocating himself and his family and their possessions from the New York metropolitan area to the London, England metropolitan area pursuant to the relocation policies in effect for executives of Willis generally for a relocation occurring within 12 months following termination of employment.

The value of the payments and benefits to which each current named executive officer (referred to as “NEO”) could become entitled pursuant to the employment agreements, assuming for this purpose that the Merger is consummated on September 30, 2015 and termination of employment without “cause” or for “good reason” (referred to as a “Qualifying Termination”) occurs on the day immediately following such date, is provided in the Golden Parachute Compensation table below.

The aggregate value of payments and benefits to which all other executive officers could become entitled pursuant to the employment agreements, also assuming for this purpose that the Merger is consummated on September 30, 2015 and a Qualifying Termination occurs on the day immediately following such date, is a total of $21,407,512 (which figure or underlying amounts do not otherwise appear in the table below as such table is for NEOs only). This amount is based on the same assumptions used for the NEOs that are set forth below.

Generally, in the event that total severance payments due to the executive officer would be subject to the excise taxes imposed under Section 4999 of the Code, then the severance payments will be cut back to the amount that would result in no such tax being imposed, if such reduction would result in a greater after-tax benefit to the executive officer. The payments to any executive officer do not reflect the value of any such potential cutback.

Specified Compensation that may Become Payable to the NEOs in Connection with the Merger

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the estimated amounts of compensation and benefits that each NEO of Willis could receive pursuant to the terms of the Amended Agreements and the New CEO Agreement that are based on or otherwise relate to the Merger. These amounts have been calculated assuming the Merger is consummated on September 30, 2015 and assuming each individual experiences a Qualifying Termination on the day immediately following such date, and where applicable, the values were calculated based on an exchange rate of £1: $1.51555 as of October 1, 2015.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate as of the dates used based on the assumptions described above and do not reflect certain compensation actions, including the grant of additional equity awards, that may occur prior to the consummation of the Merger. As a result, the actual amounts, if any, that may be paid or become payable to Willis’ named executive officers may materially differ from the amounts set forth below.

Golden Parachute Compensation

NEO*	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Total ($)
Dominic Casserley	8,286,279	12,884,097	221,453	21,391,828
John Greene	4,610,279	1,156,373	538	5,767,190
Todd Jones	4,953,847	1,746,518	1,027	6,701,392
Timothy Wright	5,182,679	3,134,011	538	8,317,228

*	Stephen Hearn is excluded from this table as he is no longer actively employed pursuant to his notice of resignation on June 24, 2015. No payments, distributions or benefits that are based on or otherwise relate to the Merger will be due to Mr. Hearn.
(1)	Cash.

The following table shows, for each NEO, the amount of each component part of the cash payments. These amounts are double trigger in nature because they are payable upon a Qualifying Termination occurring within two years following a change in control (or in the case of Mr. Casserley, upon a Qualifying Termination occurring at any time following the consummation of the Merger).

The amount set forth under Mr. Casserley’s Pro Rata Target Annual Incentive Compensation Award (for the year in which the termination occurs) is calculated based on Willis’ target level of performance for 2015. Pursuant to the New CEO Agreement, he is entitled to a payout based on Willis’ actual 2015 performance.

Willis has not applied a modifier for the 2015 annual incentive compensation awards that can increase or decrease (up to 10% in either direction) the payout for the Willis Group performance component of an award based on Willis’ expenses under its operational improvement program as a percentage of budget (referred to as the “Expense Modifier”).

The amounts in the Dividend Equivalents column reflect the dividend equivalents payable when time-based RSU awards become vested.

NEO	Two Times Base Salary ($)	Two Times Target Annual Incentive Compensation Award ($)	Pro Rata Target Annual Incentive Compensation Award (for year of termination) ($)	Dividend Equivalents ($)	Total ($)
Dominic Casserley	2,000,000	4,500,000	1,689,041	97,237	8,286,279
John Greene	1,500,000	2,250,000	844,521	15,759	4,610,279
Todd Jones	1,450,000	2,537,500	952,432	13,916	4,953,847
Timothy Wright	1,515,550	2,652,213	995,488	19,429	5,182,679

(2)	Equity.

The Equity column represents the value of the accelerated vesting applicable to the NEOs’ equity awards based on the waiver of all service-based vesting requirements of outstanding equity awards under their respective employment agreements. For Mr. Casserley, this also represents the value of the accelerated vesting of performance-based vesting awards assuming achievement at target levels, pursuant to the terms of the New CEO Agreement. For all other NEOs, the values assume that the PSUs granted in connection with the 2013 Long-Term Incentive Program will vest at target levels of performance for the executive officers. This calculation also includes the value of the PSUs granted under the 2014 Long-Term Incentive Program that will convert to time-based RSUs at target levels upon the consummation of the Merger, as further described in Willis Form 8-K filed on July 29, 2015.

The values are based on the outstanding equity awards as of the date referenced above for purposes of assuming when the Merger is consummated, including an equity award to Mr. Casserley pursuant to Willis’ 2015 Long-Term Incentive Program (referred to as the “2015 LTI Award”). Consistent with prior years, Mr. Casserley received his 2015 LTI Award grant in May and it is anticipated that the other executive officers will receive their awards later in the year prior to the consummation of the Merger. It is anticipated that the respective values of the 2015 LTI Awards for the other executive officers will be similar to last year’s grant values or as otherwise provided under their respective employment agreements.

Similarly as discussed above in footnote 1, Willis has not applied the Expense Modifier to Mr. Casserley’s 2015 LTI Award that can increase or decrease (up to 4% in either direction) the number of earned PSUs.

As previously disclosed in Willis’ Form 8-K filed on July 29, 2014 and Proxy Statement on Schedule 14A filed on April 17, 2015, the Compensation Committee previously approved the long-term total shareholder return (referred to as “TSR”) multiplier for 2015 LTI Awards to greater align executive management with shareholder return. For purposes of calculating the value in the Equity column with respect to Mr. Casserley’s 2015 LTI Award, such multiplier was not applied as the minimum threshold for TSR compound annual growth rate would not be achieved based on the assumed share price described below.

All values were calculated using a price per share of $46.96, the average closing price of a Willis share over the first five business days following the June 30, 2015 public announcement of the Merger (beginning with June 30, 2015). These values are double trigger in nature because they are realized upon a Qualifying Termination occurring within two years following a change in control (or in the case of Mr. Casserley, upon a Qualifying Termination occurring at any time following the consummation of the Merger).

(3)	Perquisites/Benefits.

This represents the value of the payments with respect to welfare benefit coverage and the maximum value of the relocation benefit for Mr. Casserley, each as described under “—Change in Control Termination Benefits.” Although Messrs. Casserley and Greene have waived medical coverage for 2015, the values of continued coverage (for 18 months and 12 months, respectively) have been included for purposes of this disclosure.

The amount set forth in the Relocation column for Mr. Casserley represents an approximate assumption based on the total expenses incurred in connection with his previous relocation from the U.K. to the U.S.

The values set forth below are double trigger in nature because they are realized upon a Qualifying Termination occurring within two years following a change in control (or in the case of Mr. Casserley, upon a Qualifying Termination occurring at any time following the consummation of the Merger), except for the relocation benefit afforded to Mr. Casserley which only requires his termination of employment and is not conditioned on the consummation of the Merger.

NEO	Welfare Benefits/Payments ($)	Relocation ($)	Total ($)
Dominic Casserley	21,453	200,000	221,453
John Greene	538	0	538
Todd Jones	1,027	0	1,027
Timothy Wright	538	0	538

Interests of Towers Watson’s Directors and Executive Officers in the Transaction

In considering the recommendation of the Towers Watson board of directors that you vote to approve the Towers Watson Merger Proposal, you should be aware that Towers Watson’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Towers Watson’s stockholders generally. The members of the Towers Watson board of directors were aware of the different or additional interests (other than interests arising from the determination in August 2015 that the Merger would constitute a “Change in Control” under Towers Watson’s compensation plans) and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending to the stockholders of Towers Watson that the Towers Watson Merger Proposal be approved. See “—Background of the Merger” and “—Recommendation of the Towers Watson Board of Directors and Towers Watson’s Reasons for the Merger” beginning on pages 70 and 93, respectively, of this joint proxy statement/prospectus. Towers Watson’s stockholders should take these interests into account in deciding whether to vote “FOR” the Towers Watson Merger Proposal.

These interests are described in more detail below. The dates used below to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.

Treatment of Towers Watson Stock Options and Restricted Stock Unit Awards

Stock Options. As of immediately prior to the effective time of the Merger, each Towers Watson stock option, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time of the Merger will be assumed by Willis and will be converted into a stock option to acquire a number of Willis ordinary shares (rounded down to the nearest whole share) equal to the product of (a) the number of shares of Towers Watson common stock subject to Towers Watson stock option and (b) the Exchange Ratio. The exercise price per share of the converted stock option will be an amount (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of the Towers Watson stock option by (y) the Exchange Ratio. Each stock option so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Towers Watson stock option immediately prior to the effective time of the Merger.

Restricted Stock Units. As of immediately prior to the effective time of the Merger, each outstanding Towers Watson RSU Award will be assumed by Willis and will be converted into a Willis restricted stock unit award corresponding to a number of Willis ordinary shares (rounded down to the nearest whole share) equal to the product of (a) the number of shares of Towers Watson common stock underlying the applicable Towers Watson RSU Award and (b) the Exchange Ratio. Each Towers Watson RSU Award so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Towers Watson RSU Award immediately prior to the effective time of the Merger, except that a grantee’s Towers Watson RSU Award will vest if the grantee’s employment is terminated without “cause” within 12 months following the effective time of the Merger. Notwithstanding the foregoing, as of immediately prior to the effective time of the Merger, with respect to each Towers Watson RSU Award that has vested but not settled, and each Towers Watson RSU Award granted to a non-employee director, each unvested Towers Watson RSU Award granted to a non-employee director will be deemed to have vested, the shares of Towers Watson common stock underlying such awards will be deemed to have been issued and such award and such shares will immediately thereafter be canceled and converted into the right to receive the Merger Consideration in respect of each share of Towers Watson common stock underlying such award.

Performance-Based Awards. Each outstanding Towers Watson PVRSU Award will be converted into a service-vesting award corresponding to a number of Willis ordinary shares (rounded down to the nearest whole share) equal to the product of (a) the applicable number of shares of Towers Watson common stock subject to such Towers Watson PVRSU Award and (b) the Exchange Ratio. The applicable number of shares of Towers Watson common stock to be so converted will be determined by applying the target level of performance or, if greater, the actual performance through the most recent date prior to the effective time for which performance goal achievement can reasonably be determined. The converted Towers Watson PVRSU Award will no longer be subject to performance-based vesting criteria. Otherwise, Towers Watson PVRSU Awards so assumed and converted will continue to have, and will be subject to, the same time-based vesting and other terms and conditions as applied to the applicable Towers Watson RSU award immediately prior to the effective time of the Merger, except that a grantee’s Towers Watson PVRSU Award will vest if the grantee’s employment is terminated without “cause” within 12 months following the effective time of the Merger. At the time the Towers Watson pre-merger special dividend is paid, each share underlying a Towers Watson PVRSU Award will be credited with a corresponding notional dividend, which will be paid out in cash at the time the assumed and converted award vests. Notwithstanding the foregoing, restricted stock units under a Towers Watson PVRSU Award that have vested as of the closing date of the Merger but have not yet been settled as of such date will be deemed to have settled and shall represent the right to receive the Merger Consideration in respect of each share of Towers Watson common stock underlying such award.

For an estimate of the amounts that would become payable to each of Towers’ Watson’s named executive officers on “double-trigger” vesting of their unvested equity-based awards, see “The Merger—Interests of Towers Watson’s Directors and Executive Officers in the Transaction—Golden Parachute Compensation” beginning on page 119 of this joint proxy statement/prospectus. These amounts are double trigger in nature because vesting is accelerated only upon a qualifying termination occurring within 12 months following the effective time of the Merger.

Deferred Compensation

Pursuant to the terms of the Towers Watson & Co. Voluntary Deferred Compensation Plan for Non-Employee Directors, non-employee directors of Towers Watson who participate in such plan will receive the balance of the deferred cash portion and the deferred RSU portion of their account under such plan as soon as practical after the Merger. Such account balances are currently fully vested, but generally would not become payable until such individual ceased service as a director.

Pro Rata Bonus/Severance Benefits

A pro rata annual bonus for the year in which the effective time of the Merger occurs may be paid to Towers Watson’s employees, including its executive officers. However, Towers Watson has not entered into employment agreements or change-in-control severance agreements with its executive officers and does not provide any form of tax gross-ups. Executive officers are eligible for the same severance pay plan as all U.S.-based associates. The plan provides for severance pay in an amount equal to three weeks’ base pay for each completed year of the employee’s service, plus twelve weeks, up to a maximum of 44 weeks’ pay, payable in a lump sum upon termination. Although the Merger will be a “change in control” for purposes of Towers Watson equity awards, with the effects described above, there will be no “single trigger” vesting of any awards except for equity awards held by non-employee directors.

Indemnification Insurance

Pursuant to the terms of the Merger Agreement, Towers Watson’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving corporation of the Merger. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 146 of this joint proxy statement/prospectus.

Golden Parachute Compensation

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of Towers Watson’s named executive officers that is based on or otherwise relates to the Merger and assumes, among other things, that the named executive officers will incur a qualifying termination of employment immediately following consummation of the Merger. For additional details regarding the terms of the payments described below, see the discussion under the caption “—Interests of Towers Watson’s Directors and Executive Officers in the Transaction” beginning on page 117 of this joint proxy statement/prospectus.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions, including the grant of additional equity awards, that may occur before the completion of the Merger. As a result, the actual amounts, if any, that may be paid or become payable to Towers Watson’s named executive officers may differ materially from the amounts set forth below. These amounts have been calculated assuming the Merger is consummated on September 30, 2015 (the last practicable date prior to this filing) and assuming each individual experiences a termination without “cause” on the day immediately following such date, and include dividend equivalents credited through July 15, 2015.

Golden Parachute Compensation

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/Benefits ($)	Total ($)
John J. Haley	$1,170,240	$12,047,526	$20,438	$13,238,204
Roger F. Millay	517,462	3,775,664	20,532	4,313,658
James K. Foreman	566,615	3,858,141	22,186	4,446,942
Gene H. Wickes	664,308	3,858,141	18,216	4,540,665

(1)	Patricia Guinn is excluded from this table as she retired effective as of June 30, 2015. No payments, distributions or benefits that are based on or otherwise relate to the Merger will be due to Ms. Guinn.
(2)	Cash.

This amount includes (i) the estimated pro rata bonus for the year in which the effective time of the Merger occurs, and (ii) potential severance that may be paid under the generally-applicable U.S. Towers Watson severance plan. That plan provides for severance pay in an amount equal to three weeks’ base pay for each completed year of the employee’s service, plus twelve weeks, up to a maximum of 44 weeks’ pay, payable in a lump sum upon termination. Amounts included in this column are all “double trigger” in nature, which means that payment of these amounts is conditioned on both the occurrence of the Merger and a qualifying termination of employment. These amounts are as follows:

Name	Cash Severance ($)	Pro Rata Target Annual Bonus (for year of termination) ($)	Total ($)
John J. Haley	$854,615	$315,625	$1,170,240
Roger F. Millay	393,462	124,000	517,462
James K. Foreman	439,615	127,000	566,615
Gene H. Wickes	537,308	127,000	664,308

(3)	Equity.

Amounts reflect the value of the Towers Watson PVRSU awards for which vesting would be accelerated in connection with a qualifying termination as described above. These amounts have been calculated assuming that the fair market value of a share of Towers Watson common stock is equal to $128.67, which is the average closing price of a share of Towers Watson common stock on NASDAQ for the first five business days following the public announcement of the Merger on June 30, 2015, and by taking, in the case of stock options, the difference between Towers Watson’s stock price of $128.67, as described above, and the applicable stock option exercise price. As described above, in accordance with the terms of the applicable PVRSU award agreements, amounts related to PVRSUs to be converted will be determined by applying the target level of performance or, if greater, the actual performance through the most recent date prior to the effective time for which performance goal achievement can reasonably be determined. For purposes of this table, we have assumed that the PVRSUs will be converted based on the projected level of performance as of the date of the Merger of 144% for PVRSUs that were granted in September of 2013 and 204% for PVRSUs granted in September of 2014. Amounts included in this column are all “double trigger” in nature, which means that payment of these amounts is conditioned on both the occurrence of the Merger and a qualifying termination of employment.

The amounts set forth in the table below for PVRSUs are, for each named executive officer, the value as described above (assuming that all performance goals will be deemed satisfied at the level of 144% for PVRSUs that were granted in September of 2013 and 204% for PVRSUs granted in September of 2014) of unvested Towers Watson PVRSUs that will accelerate and vest upon a qualifying termination within 12 months following the Merger (double-trigger benefit):

Name	Actual Number of PVRSUs	Value ($)	Number of Stock Options	Value ($)	Total Value ($)
John J. Haley	83,701	$10,769,808	157,938	$1,277,718	$12,047,526
Roger F. Millay	26,177	3,368,195	50,367	407,469	3,775,664
James K. Foreman	26,818	3,450,672	50,367	407,469	3,858,141
Gene H. Wickes	26,818	3,450,672	50,367	407,469	3,858,141

Represents the double-trigger amount of COBRA medical, dental and vision benefits that may be payable under the generally-applicable U.S. Towers Watson severance plan for the number of weeks equal to the number of weeks for which the employee is entitled to receive severance payments, plus the value of outplacement services that would be expected to be provided under such plan for executive officers following their termination of employment.

Regulatory Approvals Required for the Transaction

General

Willis and Towers Watson have each agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the Merger Agreement. These approvals include approval from the SEC, the Department of Justice, the Federal Trade Commission, the European Commission and the Financial Conduct Authority in the United Kingdom and various other federal, state and foreign regulatory authorities and self-regulatory organizations.

U.S. Antitrust Compliance

Under the HSR Act and the rules and regulations promulgated thereunder, the Merger may not be completed until each party files a Notification and Report Form with the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR Act Notification and Report Forms or the early termination of that waiting period. If the Antitrust Division or the FTC issues a Request for Additional Information and Documentary Material (referred to as a “second request”) prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period.

On July 15, 2015, each of Willis and Towers Watson filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Antitrust Division and the FTC. The associated 30-day waiting period expired at 11:59 p.m. (U.S. Eastern Time) on August 14, 2015.

The Antitrust Division and the DOJ still retain the authority to challenge the Merger on antitrust grounds before or after the Merger is completed. There can likewise be no assurance that U.S. federal, state or non-U.S. regulatory authorities, or private parties, will not attempt to challenge the Merger on antitrust grounds or for other reasons, or, if a challenge is made, as to the results of the challenge.

Foreign Antitrust Filings

The Merger Agreement provides that the Merger is also subject to approval by governmental authorities in other jurisdictions under the antitrust and competition laws of those jurisdictions. Under the Merger Agreement, the parties’ obligations to complete the Merger are conditioned on the receipt of approvals, consents or clearances required in connection with the transactions contemplated by the Merger Agreement under the rules of antitrust and competition law authorities in the European Union and Russia. On October 2, 2015, Willis and Towers Watson filed a notification with the Russian Federal Antimonopoly Service, and filed a draft notification with the European Commission with which they are engaged in pre-notification discussions.

Other Requisite U.S. Approvals, Notices and Consents

Notifications and/or applications requesting approval must be submitted to various U.S. regulators in connection with the Merger, including (i) the Texas Department of Insurance, (ii) the Vermont Department of Financial Regulation, and (iii) certain other state regulatory authorities. Willis and Towers Watson have filed the applications required to obtain these approvals. On September 27, 2015, the applications filed with the Vermont Department of Financial Regulation were approved.

Other Requisite Foreign Approvals, Notices and Consents

In addition, notifications and/or applications requesting approval must be submitted to various foreign regulators in connection with the Merger, including (i) the UK Financial Conduct Authority, (ii) the German Federal Financial Supervisory Authority, (iii) the Monetary Authority of Singapore, (iv) the Central Bank of Ireland, (v) the Hong Kong Securities and Futures Commission, (vi) the Netherlands Authority for the Financial Markets and Dutch Central Bank, and (vii) certain other foreign regulatory authorities. Willis and Towers Watson have filed or will file the applications required to obtain these approvals.

General Timing

There can be no assurances that all of the regulatory approvals described above will be obtained and, if obtained, there can be no assurances as to the timing of any approvals, Willis’ and Towers Watson’s ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals.

Willis and Towers Watson believe that the Merger does not raise substantial antitrust or other significant regulatory concerns and that Willis and Towers Watson can obtain all requisite regulatory approvals on a timely basis without the imposition of any condition or restriction that would have a material adverse effect on the parties’ obligation to complete the Merger.

It is presently contemplated that if any governmental approvals or actions are required beyond those listed above, such approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained. The parties are required to use their reasonable best efforts to file all the necessary documentation and obtain all consents of third parties that are necessary to complete the Merger and to comply with the terms and conditions of all consents, approvals and authorizations of any third party or governmental entity.

See “The Merger Agreement—Covenants and Agreements—Reasonable Best Efforts; Regulatory Filings and Other Actions” beginning on page 137 of this joint proxy statement/prospectus.

Dividend Policy

Willis currently pays a quarterly dividend on Willis ordinary shares, and last paid a quarterly dividend on July 15, 2015, of $0.31 per Willis ordinary share. Under the terms of the Merger Agreement, during the period before completion of the Merger, Willis will not, and will not permit any Willis subsidiary, subject to certain exceptions, to authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of Willis or any Willis subsidiary), other than (1) Willis’ regular quarterly cash dividends of $0.31 per share payable in respect of Willis ordinary shares, and (2) dividends and distributions paid or made on a pro rata basis by a Willis subsidiary in the ordinary course of business consistent with past practice or by a wholly-owned Willis subsidiary to Willis or another wholly-owned Willis subsidiary.

Towers Watson currently pays a quarterly dividend on Towers Watson common stock, and last paid a quarterly dividend on July 15, 2015, of $0.15 per share of Towers Watson common stock. Under the terms of the Merger Agreement, during the period before completion of the Merger, Towers Watson will not, and will not permit any Towers Watson subsidiary, to authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of Towers Watson or any Towers Watson subsidiary), other than Towers Watson’s regular quarterly cash dividends of $0.15 per share payable in respect of shares of Towers Watson common stock, (2) dividends and distributions paid or made on a pro rata basis by a Towers Watson subsidiary in the ordinary course of business consistent with past practice or by a wholly-owned Towers Watson subsidiary to Towers Watson or another wholly-owned Towers Watson subsidiary, and (3) the declaration and payment of the Towers Watson pre-merger special dividend in respect of each share of Towers Watson common stock.

Any former Towers Watson stockholder who holds Willis ordinary shares into which Towers Watson common stock has been converted in connection with the Merger will receive whatever dividends are declared and paid on Willis ordinary shares after completion of the Merger. However, no dividend or other distribution having a record date after completion of the Merger will actually be paid with respect to any Willis ordinary shares into which Towers Watson common stock has been converted in connection with the Merger until the certificates formerly representing shares of Towers Watson common stock have been surrendered (or the book-entry shares formerly representing shares of Towers Watson common stock have been transferred), at which time any accrued dividends and other distributions on those Willis ordinary shares will be paid without interest. Subject to the limitations set forth in the Merger Agreement, any future dividends by Willis will be declared and paid at the discretion of the Willis board of directors. Subject to the limitations set forth in the Merger Agreement, any future dividends by Towers Watson will be declared and paid at the discretion of the Towers Watson board of directors. There can be no assurance that any future dividends will be declared or paid by Willis or Towers Watson or as to the amount or timing of those dividends, if any.

Listing of Willis Ordinary Shares; Delisting of Towers Watson Shares

Following the Merger, Towers Watson common stock will be delisted from the NASDAQ, deregistered under the Exchange Act, and cease to be publicly traded. The combined company will be listed on the NASDAQ, and as a result, following the Merger, Willis ordinary shares will be delisted from the NYSE.

Transaction-Related Costs

Willis currently estimates that, upon the effective time of the Merger, transaction-related costs incurred by the combined company, including fees and expenses relating to the financing, will be approximately $35 million.

Accounting Treatment of the Merger

The combined company will account for the Merger using the acquisition method of accounting in accordance with GAAP in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 805, “Business Combinations.” The combined company will measure the assets acquired and liabilities assumed at their fair values including net tangible and identifiable intangible assets acquired and liabilities assumed as of the closing of the transaction. Any excess of the aggregate Merger Consideration over those fair values will be recorded as goodwill.

Although the business combination of Willis and Towers Watson is a “merger of equals,” generally accepted accounting principles require that one of the two companies in the merger be designated as the acquirer for accounting purposes based on the evidence available. Willis will be treated as the acquiring entity for accounting purposes. In identifying Willis as the acquiring entity, the companies took into account the structure of the transaction, relative outstanding share ownership, the composition of the governing body of the combined company and the designation of certain senior management positions of the combined company. Accordingly, the historical financial statements of Willis will become the historical financial statements of the combined company.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present.

The aggregate Merger Consideration reflected in the unaudited pro forma condensed combined financial information is based on the assumed aggregate Merger Consideration and preliminary estimates using assumptions Willis management and Towers Watson management believe are reasonable based on currently available information. The final fair value assessment of assets and liabilities will be based in part on a detailed valuation which has not yet been completed. As such, the amounts assigned to the acquired assets and liabilities may be materially different than those reflected in the unaudited pro forma condensed combined financial information.

Voting Agreement

On June 29, 2015, Towers Watson and ValueAct, a beneficial owner of approximately 10.3% of Willis ordinary shares, entered into a Voting Agreement pursuant to which, among other things, ValueAct agreed to support the transactions contemplated by the Merger Agreement by voting all Willis ordinary shares owned by ValueAct in favor of the Willis Share Issuance Proposal at the Willis EGM.

In addition, pursuant to the Voting Agreement, ValueAct has agreed to vote all Willis ordinary shares owned by ValueAct in favor of the Willis Name Change Proposal and the Willis Consolidation Proposal at the Willis EGM. ValueAct also has agreed not to enter into any voting agreement or voting trust or grant a proxy which is inconsistent with its obligations to support the transactions contemplated by the Merger Agreement.

The Voting Agreement will terminate upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) written notice of termination of the Voting Agreement by Towers Watson to ValueAct.

The Voting Agreement described above is filed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part. The summary of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is incorporated by reference into this joint proxy statement/prospectus.

THE MERGER AGREEMENT

This section describes the material terms of the Merger Agreement, which was executed on June 29, 2015. The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary are included solely to provide you with information regarding the terms and conditions of the Merger Agreement. The representations, warranties, covenants and agreements contained in the Merger Agreement were made by the parties thereto solely for the purposes of the Merger Agreement and as of specific dates and were qualified and subject to important limitations agreed to by Towers Watson, Willis and Merger Sub in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating contractual risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to shareholders and reports and documents filed with the SEC, and in some cases may be qualified by the matters contained in the respective disclosure letters that Willis and Towers Watson delivered to each other in connection with the Merger Agreement, which disclosures were not included in the Merger Agreement attached to this joint proxy statement/prospectus as Annex A. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this joint proxy statement prospectus. Accordingly, the representations and warranties and other provisions of the Merger Agreement or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus, the documents incorporated by reference into this joint proxy statement/prospectus, and reports, statements and filings that Willis and Towers Watson file with the SEC from time to time. See the section entitled “Where You Can Find More Information” beginning on page  226 of this joint proxy statement/prospectus.

The Merger

Pursuant to the Merger Agreement, Merger Sub, a wholly-owned subsidiary of Willis, will merge with and into Towers Watson, with Towers Watson surviving as a subsidiary of Willis. Following the Merger, the Towers Watson common stock will be delisted from the NASDAQ, deregistered under the Exchange Act and cease to be publicly traded.

Closing and Effective Time of the Merger

Unless otherwise mutually agreed to by Willis and Towers Watson, the closing of the Merger will take place on the third business day following the day on which the last of the conditions to consummate the Merger (described under “—Conditions to the Completion of the Merger” beginning on page 141 of this joint proxy statement/prospectus) have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of those conditions).

The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time and date on which the parties agree and specify in the certificate of merger.

Consideration to Towers Watson Stockholders

As a result of the Merger, each issued and outstanding share of Towers Watson common stock, other than shares held by Towers Watson, Willis or Merger Sub and any dissenting shares, will be canceled and in consideration of which each holder of Towers Watson Common Stock will have the right to receive the Merger Consideration, equal to 2.6490 validly issued, fully paid and nonassessable Willis ordinary shares. In addition, Towers Watson intends to declare and pay the Towers Watson pre-merger special dividend in an amount equal to $4.87 per share of Towers Watson common stock, payable to holders of record of Towers Watson common stock prior to the closing date.

Post-Closing Matters

The Merger Agreement provides that following the Merger, subject to the applicable approvals by Willis shareholders at a special meeting of Willis shareholders, Willis will (i) effect the Consolidation and (ii) change its name from Willis Group Holdings Public Limited Company to Willis Towers Watson Public Limited Company. Willis and Towers Watson also plan to combine Towers Watson with an existing U.S. subsidiary of Willis, with the existing U.S. subsidiary of Willis surviving, through a merger that will be effected immediately following the Merger.

Exchange Agent and Transmittal Materials and Procedures

Prior to the effective time of the Merger, Willis or Merger Sub will designate a bank or trust company that is reasonably satisfactory to Towers Watson to act as the exchange agent in connection with the Merger (such agent is referred to as the “exchange agent”). At or immediately after the effective time of the Merger, Willis will deposit, or cause to be deposited, with the exchange agent the number of Willis ordinary shares necessary to satisfy the aggregate Merger Consideration payable in the Merger and cash in immediately available funds in an amount sufficient to pay any dividends with respect thereto.

As soon as reasonably practicable after the effective time of the Merger (but in no event more than 3 business days), Willis will cause the exchange agent to send transmittal materials, which will include the appropriate form of a letter of transmittal, to holders of record of shares of Towers Watson common stock (other than excluded shares and dissenting shares) providing instructions on how to effect the surrender of shares of Towers Watson common stock in exchange for the Merger Consideration.

After the effective time of the Merger, when a Towers Watson stockholder delivers a properly executed letter of transmittal and any other documents as may reasonably be required by the exchange agent, the holder of shares of Towers Watson common stock will be entitled to receive, and the exchange agent will be required to deliver to the holder, (i) the number of Willis ordinary shares to which such holder is entitled (after taking into account all of the shares of Towers Watson common stock held immediately prior to the Merger by such holder) and (ii) any cash in lieu of fractional shares and in respect of dividends or other distributions to which such holder is entitled, as described below under “—No Fractional Shares.”

No interest will be paid or accrued on any amount payable upon cancellation of shares of Towers Watson common stock. The Willis ordinary shares issued and paid in accordance with the Merger Agreement upon conversion of the shares of Towers Watson common stock (including any cash received in lieu of fractional shares) will be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Towers Watson common stock.

If any portion of the Merger Consideration is to be delivered to a person or entity other than the holder in whose name any surrendered certificate is registered, it will be a condition of such payment that (i) the certificate surrendered must be properly endorsed or must be otherwise in proper form for transfer and (ii) the person or entity requesting such payment pays any transfer or other similar taxes required by reason of the payment of the Merger Consideration to a person or entity other than the registered holder of the certificate surrendered or will establish to the satisfaction of Merger Sub that such tax has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to book-entry shares will only be made to the person or entity in whose name such book-entry shares are registered.

Subject to Willis shareholder approval, immediately after the consummation of the Merger, Willis intends to effect the Consolidation. If the Consolidation is approved, after taking into account the effects of the Merger and the Consolidation, Towers Watson stockholders will receive one post-Consolidation Willis ordinary share for each Towers Watson share. The Merger is not conditioned on Willis shareholder approval of the Consolidation.

Appraisal Rights

If a holder of Towers Watson common stock does not vote in favor of the Towers Watson Merger Proposal and has properly exercised and perfected his or her demand for appraisal with respect to such Towers Watson common stock (referred to as the “appraisal rights”) pursuant to Section 262 of the DGCL, such Towers Watson common stock will not be converted into the right to receive the Merger Consideration as described above under “—Consideration to Towers Watson Stockholders,” but instead, at the effective time of the Merger, will be converted into the right to receive payment in cash for the judicially determined fair value of such Towers Watson common stock in accordance with the appraisal rights.

Failure to follow any of the procedures required by Section 262 of the DGCL may result in a termination or waiver of appraisal rights under the DGCL. The applicable provisions of the DGCL are summarized below under “Appraisal Rights.” Towers Watson stockholders who choose to exercise appraisal rights under the DGCL must fully comply with the requirements of Section 262 of the DGCL.

Treatment of Towers Watson Stock Options and Restricted Stock Unit Awards

As of immediately prior to the effective time of the Merger, each Towers Watson stock option, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time of the Merger will be assumed by Willis and will be converted into a stock option to acquire a number of Willis ordinary shares (rounded down to the nearest whole share) equal to the product of (a) the number of shares of Towers Watson common stock subject to Towers Watson stock option and (b) the Exchange Ratio. The exercise price per share of the converted stock option will be an amount (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of the Towers Watson stock option by (y) the Exchange Ratio. Each stock option so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Towers Watson stock option immediately prior to the effective time of the Merger, except that a grantee’s Towers Watson stock options will vest if the grantee’s employment is terminated without “cause” within 12 months following the effective time of the Merger.

As of immediately prior to the effective time of the Merger, each outstanding Towers Watson RSU Award will be assumed by Willis and will be converted into a Willis restricted stock unit award corresponding to a number of Willis ordinary shares (rounded down to the nearest whole share) equal to the product of (a) the number of shares of Towers Watson common stock underlying the applicable Towers Watson RSU Award and (b) the Exchange Ratio. Each Towers Watson RSU Award so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Towers Watson RSU Award immediately prior to the effective time of the Merger, except that a grantee’s Towers Watson RSU Award will vest if the grantee’s employment is terminated without “cause” within 12 months following the effective time of the Merger. Notwithstanding the foregoing, as of immediately prior to the effective time of the Merger, with respect to each Towers Watson RSU Award that has vested but not settled, and each Towers Watson RSU Award granted to a non-employee director, each unvested Towers Watson RSU Award granted to a non-employee director will be deemed to have vested, the shares of Towers Watson common stock underlying such awards will be deemed to have been issued and such award and such shares will immediately thereafter be canceled and converted into the right to receive the Merger Consideration in respect of each share of Towers Watson common stock underlying such award.

Each outstanding Towers Watson PVRSU Award will be converted into a service-vesting award corresponding to a number of Willis ordinary shares (rounded down to the nearest whole share) equal to the product of (a) the applicable number of shares of Towers Watson common stock subject to such Towers Watson PVRSU Award and (b) the Exchange Ratio. The applicable number of shares of Towers Watson common stock to be so converted will be determined by applying the target level of performance or, if greater, the actual performance through the most recent date prior to the effective time for which performance goal achievement can reasonably be determined. The converted Towers Watson PRVSU Award will no longer be subject to performance-based vesting criteria. Otherwise, Towers Watson PVRSU Awards so assumed and converted otherwise will continue to have, and will be subject to, the same time-based vesting and other terms and conditions as applied to the applicable Towers Watson RSU award immediately prior to the effective time of the Merger, except that a grantee’s Towers Watson PVRSU Award will vest if the grantee’s employment is terminated without “cause” within 12 months following the effective time of the Merger. At the time the Towers Watson pre-merger special dividend is paid, each share underlying a Towers Watson PVRSU Award will be credited with a corresponding notional dividend, which will be paid out in cash at the time the assumed and converted award vests. Notwithstanding the foregoing, restricted stock units under a Towers Watson PVRSU Award that have vested as of the closing date of the Merger but have not yet been settled as of such date will be deemed to have settled and shall represent the right to receive the Merger Consideration in respect of each share of Towers Watson common stock underlying such award.

For an estimate of the amounts that would become payable to each of Towers’ Watson’s named executive officers on double-trigger vesting of their unvested equity-based awards, see “The Merger—Interests of Towers Watson’s Directors and Executive Officers in the Transaction—Golden Parachute Compensation” beginning on page 119 of this joint proxy statement/prospectus. These amounts are double trigger in nature because vesting is accelerated only upon a qualifying termination occurring within 12 months following the effective time of the Merger.

Treatment of Towers Watson Employee Stock Purchase Plan

Subject to the consummation of the Merger, the ESPP will terminate, effective immediately prior to the effective time of the Merger.

Withholding

Under the terms of the Merger Agreement, Willis and Towers Watson have agreed that the parties will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from the Merger Consideration payable to any person or entity pursuant to the Merger Agreement, any amounts that are required to be withheld or deducted with respect to such consideration under the Code or any applicable provisions of state, local or foreign tax law. To the extent that amounts are so withheld and timely remitted to the appropriate governmental entity, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the person or entity in respect of which such deduction and withholding was made.

No Fractional Shares

No holder of Towers Watson common stock will be issued fractional Willis ordinary shares in the Merger. All fractional Willis ordinary shares will be aggregated and sold in the open market for holders of shares of

Towers Watson common stock by the exchange agent and each holder of Towers Watson common stock who would otherwise have been entitled to receive a fraction of a Willis share will receive, in lieu thereof, cash, without interest, in an amount equal to the proceeds from such sale by the exchange agent, if any, less any brokerage commissions or other fees, in accordance with such holders’ fractional interest in the aggregate number of Willis ordinary shares sold.

Representations and Warranties

Willis and Towers Watson made customary representations and warranties in the Merger Agreement on behalf of themselves and their respective subsidiaries that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement that were exchanged between Willis and Towers Watson. The representations and warranties made by Willis and Towers Watson are also subject to and qualified by certain information included in certain filings each party and its affiliates have made with the SEC.

Many of the representations and warranties are reciprocal and apply to Willis or Towers Watson, as applicable, and their respective subsidiaries. Some of the more significant representations and warranties relate to:

•	corporate organization, existence and good standing and requisite corporate power and authority to carry on business;

•	capital structure;

•	corporate authority to enter into the Merger Agreement and the enforceability thereof;

•	required governmental approvals;

•	the absence of any breach or violation of organizational documents or contracts as a result of the consummation of the transaction;

•	SEC reports and financial statements, including their preparation in accordance with GAAP, filing or furnishing with the SEC, and compliance with the applicable rules and regulations promulgated thereunder, and that such reports and financial statements fairly present, in all material respects, the relevant financial position and results of operations;

•	the maintenance of internal disclosure controls and internal control over financial reporting;

•	the absence of undisclosed liabilities;

•	compliance with laws and government regulations, including environmental laws;

•	compliance with applicable laws related to employee benefits and the Employment Retirement Income Security Act;

•	the absence of certain changes since December 31, 2014 (in the case of Willis) or June 30, 2014 (in the case of Towers Watson) that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect;

•	the absence of any actions since December 31, 2014 (in the case of Willis) or June 30, 2014 (in the case of Towers Watson) that would constitute a breach of certain interim operating covenants if such action was taken between the date of the Merger Agreement and the closing of the Merger;

•	the absence of certain material litigation, claims and actions;

•	the reliability and accuracy of information supplied for this joint proxy statement/prospectus;

•	certain regulatory matters;

•	the accuracy and completeness of certain tax matters;

•	the absence of collective bargaining agreements and other employment and labor matters;

•	ownership of or right to intellectual property, and absence of infringement;

•	title and rights to, and condition of, real property;

•	the receipt of opinions of financial advisors;

•	the requisite vote of shareholders or stockholders, as applicable, to consummate the transactions contemplated by the Merger Agreement;

•	the existence of and compliance with certain material contracts;

•	the existence and maintenance of insurance;

•	the absence of undisclosed brokers’ fees or finders’ fees relating to the transaction;

•	compliance with the Foreign Corrupt Practices Act of 1977, as amended, and anti-corruption laws in other jurisdictions; and

•	the absence of applicability of anti-takeover laws or regulations to this transaction.

Willis made additional representations and warranties in the Merger Agreement in relation to the business of Merger Sub.

Many of the representations and warranties made by each of Willis and Towers Watson are qualified by a “material adverse effect” standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making the representation and warranty). Many of the representations and warranties are qualified by a general materiality standard or by a knowledge standard. For the purpose of the Merger Agreement, a “material adverse effect” with respect to each of Willis and Towers Watson means any change, effect, development, circumstance, condition, state of facts, event or occurrence that, (i) prevents or materially delays the relevant party from performing its material obligations under the Merger Agreement or consummation of the transactions contemplated by the Merger Agreement or (ii) individually or in the aggregate, has a material adverse effect on the condition (financial or otherwise), business or results of operations of the relevant party and its subsidiaries, taken as a whole, excluding, in the case of clause (ii) only:

•	any changes in general United States or global economic conditions to the extent that such effects do not disproportionately impact the relevant party relative to other companies operating in the industry or industries in which such party operates;

•	conditions (or changes therein) in any industry or industries in which the relevant party operates to the extent that such effects do not disproportionately impact such party relative to other companies operating in such industry or industries;

•	general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, to the extent that such effects do not disproportionately impact the relevant party relative to other companies operating in the industry or industries in which such party operates;

•	any change in GAAP or interpretation thereof to the extent that such effects do not disproportionately impact the relevant party relative to other companies operating in the industry or industries in which such party operates;

•	any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable law of or by any governmental entity to the extent that such effects do not disproportionately impact the relevant party relative to other companies operating in the industry or industries in which such party operates;

•	the execution and delivery of the Merger Agreement or the consummation of the Merger, or any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of the Merger Agreement (provided, however, that the exceptions in this clause will not apply to certain of the relevant party’s representations and warranties);

•	changes in the stock price of the respective party, in and of itself (although the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a material adverse effect may be taken into account);

•	any failure by the relevant party to meet any internal or published projections, estimates or expectations of such relevant party’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by such relevant party to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (although the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a material adverse effect may be taken into account);

•	effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Merger Agreement, to the extent that such effects do not disproportionately impact the relevant party relative to other companies operating in the industry or industries in which such party operates;

•	the public announcement of the Merger Agreement or the Merger;

•	any matters expressly set forth in the disclosure schedules to the Merger Agreement;

•	the departure or threatened departure of, or adverse change or threatened adverse change in, the relationship of the relevant party with its employees, customers or suppliers;

•	any action or failure to take any action that is consented to or requested by the relevant party in writing; or

•	any reduction in the credit rating of the relevant party or its subsidiaries, in and of itself (although the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a material adverse effect may be taken into account).

THE MERGER AGREEMENT CONTAINS REPRESENTATIONS AND WARRANTIES MADE BY AND TO THE PARTIES AS OF SPECIFIC DATES. THE STATEMENTS EMBODIED IN THOSE REPRESENTATIONS AND WARRANTIES WERE MADE FOR PURPOSES OF THE CONTRACT BETWEEN THE PARTIES AND ARE SUBJECT TO QUALIFICATIONS AND LIMITATIONS AGREED BY THE PARTIES IN CONNECTION WITH NEGOTIATING THE TERMS OF THE MERGER AGREEMENT AND IN SOME CASES WERE QUALIFIED BY CONFIDENTIAL DISCLOSURES MADE BY THE PARTIES, WHICH DISCLOSURES ARE NOT REFLECTED IN THE MERGER AGREEMENT ATTACHED AS ANNEX A TO THIS JOINT PROXY STATEMENT/PROSPECTUS. IN ADDITION, CERTAIN REPRESENTATIONS AND WARRANTIES WERE MADE AS OF A SPECIFIED DATE OR MAY HAVE BEEN USED FOR THE PURPOSE OF ALLOCATING RISK BETWEEN THE PARTIES RATHER THAN ESTABLISHING MATTERS AS FACTS. THE DESCRIPTION OF THE MERGER AGREEMENT IN THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN INCLUDED TO PROVIDE YOU WITH INFORMATION REGARDING ITS TERMS.

No Survival of Representations and Warranties

The representations and warranties in the Merger Agreement of each of Willis and Towers Watson on behalf of itself and its subsidiaries will not survive the consummation of the Merger or the termination of the Merger Agreement pursuant to its terms.

Covenants and Agreements

Conduct of Business Pending the Closing Date

At all times from the execution of the Merger Agreement until the effective time, and subject to specified exceptions, except as required by law, specifically required by the Merger Agreement or with the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned), each of Willis and Towers Watson have agreed to, and have agreed to cause their respective subsidiaries to, conduct their respective businesses in all material respects in the ordinary course of business consistent with past practice.

Each of Willis and Towers Watson have agreed to reciprocal specific restrictions relating to the conduct of their respective businesses between the date of the execution of the Merger Agreement until the effective time of the Merger, including the following, except as required by law, specifically required by the Merger Agreement or with the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned), subject to specified exceptions:

•	authorize or pay any dividend or distribution with respect to outstanding shares except that (i) that a party may continue the declaration and payment of regular quarterly cash dividends not to exceed $0.15 per share in the case of Towers Watson, and $0.31 in the case of Willis, for each quarterly dividend, (ii) for dividends and distributions paid by a subsidiary on a pro rata basis in the ordinary course consistent with past practice or by a wholly-owned subsidiary of Willis or Towers Watson to such party or another wholly owned subsidiary of such party, and (iii) in the case of Towers Watson, the declaration and payment of the Towers Watson pre-merger special dividend in respect of each share of Towers Watson common stock;

•	split, combine, reduce or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares in its capital, except for any such transaction by a wholly-owned subsidiary of Willis or Towers Watson, as applicable, which remains a wholly-owned subsidiary of Willis or Towers Watson, as applicable, after consummation of such transaction;

•	except as required by applicable law, any Willis or Towers Watson compensatory or benefit arrangement (collectively referred to as the “Willis benefit plans” or the “Towers Watson benefit plans,” as applicable) and subject to certain exceptions, (i) increase the compensation or benefits payable or to be provided to any of its directors, officers, employees or consultants other than increases in annual base salaries and incentive compensation opportunities at times and in amounts in the ordinary course of business consistent with past practice, (ii) grant or increase to any of its directors, officers, employees or consultants any severance, termination, change in control or retention pay, (iii) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation (other than the payment of accrued and unpaid cash bonuses or other cash incentive compensation), (iv) enter into any employment, severance, retention or change in control agreement with any of its directors, officers, employees or consultants (excluding offer letters that provide for no severance, retention or change in control payments or benefits), (v) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Willis benefit plan or Towers Watson benefit plan, as applicable (or a plan or arrangement that would be a Willis benefit plan or Towers Watson benefit plan, as applicable, if in existence as of the date of the Merger Agreement), (vi) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any of its directors, officers, employees or consultants;

•	make any material change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable law or SEC policy;

•

authorize, announce an intention to authorize, or enter into agreements with respect to any acquisitions of an equity interest in any person or any business or division of any person (including by means of an asset purchase), or any mergers, consolidations or business combinations, except for (i) such transactions that collectively do not have purchase prices that exceed $25 million in the aggregate (provided that any such transactions, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or impede the consummation of the Merger and other transactions contemplated by the Merger Agreement), (ii) certain capital expenditures permitted by the Merger Agreement, (iii) transactions between Willis and a wholly-owned subsidiary of Willis or Towers Watson and a wholly-owned subsidiary of Towers Watson, as applicable, or between wholly-owned subsidiaries of Willis or Towers Watson, as applicable, or (iv) the creation of new wholly-owned subsidiaries organized to conduct or continue activities otherwise permitted by the Merger Agreement;

•	amend the articles of incorporation or bylaws, or their equivalents, of Willis or Towers Watson, as applicable, or permit any significant subsidiary of Willis or Towers Watson, as applicable, to adopt amendments to its governing documents;

•	issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock (including restricted stock), voting securities or other equity interest in Willis or Towers Watson, as applicable, or any subsidiary of Willis or Towers Watson, as applicable, or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Willis equity award or Towers Watson equity award under any existing Willis equity plan or Towers Watson equity plan (except as otherwise provided by the express terms of any Willis equity award or Towers Watson equity award, in each case, outstanding on the date of the Merger Agreement), other than issuances of Willis ordinary shares or Towers Watson common stock (i) in respect of any exercise of Willis stock options or Towers Watson stock options or the vesting, lapse of restrictions with respect to or settlement of Willis equity awards or Towers Watson equity awards outstanding as of the date of the Merger Agreement or issued in accordance with the Merger Agreement, in each case, accordance with their respective terms, (ii) pursuant to the terms of the Towers Watson ESPP, subject to certain exceptions, or (iii) transactions between Willis and a wholly-owned subsidiary of Willis or Towers Watson and a wholly-owned subsidiary of Towers Watson or between wholly-owned subsidiaries of Willis or Towers Watson, as applicable;

•	purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) redemptions or acquisitions of Willis ordinary shares tendered by holders of Willis equity awards or Towers Watson common stock tendered by holders of Towers Watson equity awards in order to satisfy obligations to pay the exercise price and/or tax withholding obligations with respect thereto, (ii) the redemptions or acquisition by Willis of Willis equity awards or Towers Watson of Towers Watson equity awards in connection with the forfeiture of such awards and (iii) transactions between Willis and a wholly-owned subsidiary of Willis or Towers Watson and a wholly-owned subsidiary of Towers Watson or between wholly-owned subsidiaries of Willis or Towers Watson;

•

redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any indebtedness for borrowed money among Willis and its wholly-owned subsidiaries or Towers Watson and its wholly-owned subsidiaries, as applicable, or among wholly-owned subsidiaries of Willis or Towers Watson, as applicable, (ii) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness for borrowed money of Willis or an of the subsidiaries of Willis or Towers Watson or any of the subsidiaries of Towers Watson, as applicable, maturing on or prior to the six (6) month anniversary of the date of such refinancing, (iii) guarantees by Willis or Towers Watson of indebtedness for borrowed money of subsidiaries of Willis or Towers

Watson, as applicable, or guarantees by subsidiaries of Willis or Towers Watson of indebtedness for borrowed money of Willis or any subsidiary of Willis or Towers Watson or any subsidiary of Towers Watson, as applicable, which indebtedness is incurred in compliance with clause (i) above, (iv) indebtedness for borrowed money incurred pursuant to (A) agreements entered into by Willis or any subsidiary of Willis or Towers Watson or any subsidiary of Towers Watson, as applicable, in effect prior to the execution of the Merger Agreement and set forth on the applicable schedule of the Merger Agreement and (B) other agreements that may be entered into following the date of the Merger Agreement and set forth on the applicable schedule of the Merger Agreement, (v) transactions at the stated maturity of such indebtedness and required amortization or mandatory prepayments and (vi) indebtedness for borrowed money not to exceed $100 million in aggregate principal amount outstanding at any time incurred by Willis or any of the subsidiaries of Willis or Towers Watson or any of the subsidiaries of Towers Watson, as applicable, other than in accordance with clauses (i) through (v); provided that nothing contained in the Merger Agreement shall prohibit Willis and the subsidiaries of Willis or Towers Watson and the subsidiaries of Towers Watson from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

•	make any loans to any other person, except for loans among Willis and its wholly-owned subsidiaries or Towers Watson and its wholly-owned subsidiaries or among Willis’ wholly-owned subsidiaries or Towers Watson’s wholly-owned subsidiaries, as applicable;

•	sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any lien, any of its material properties or assets, except (i) pursuant to existing agreements, (ii) liens for permitted indebtedness, (iii) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $25 million in the aggregate for all such transactions and (iii) for transactions among Willis and its wholly-owned subsidiaries or Towers Watson and its wholly-owned subsidiaries or among wholly-owned subsidiaries of Willis or Towers Watson, as applicable;

•	settle any material claim, litigation, investigation or proceeding pending against Willis or any of its subsidiaries or Towers Watson or any of its subsidiaries, as applicable, or any of their officers and directors in their capacities as such, other than a settlement that (i) is for an amount not to exceed, individually or in the aggregate, $50 million, (ii) does not impose any injunctive relief on Willis or any of its subsidiaries or Towers Watson or any of its subsidiaries, as applicable or (iii) does not provide for the license, covenant not to assert, or otherwise granting of any rights, of or under any intellectual property of Willis or Towers Watson, as applicable;

•	make or change any material tax election, change any method of tax accounting, file any amended tax return, settle or compromise any audit or proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. law) with respect to any material tax, surrender any right to claim a material tax refund, or take any action (which would cause Willis or any subsidiary of Willis or Towers Watson or any subsidiary of Towers Watson, as applicable, to be treated as an “expatriated entity” within the meaning of the Treasury Regulations promulgated under Section 7874(a)(2) of the Code as a result of the transactions contemplated by the Merger Agreement;

•	except in the ordinary course of business consistent with past practice or in accordance with Willis’ or Towers Watson’s, as applicable, anticipated capital expenditures for its 2015 or 2016 fiscal year described on the applicable schedule of the Merger Agreement, make any new capital expenditure or expenditures, or commit to do so;

•	except in the ordinary course of business consistent with past practice and subject to certain exclusions, enter into a material contract, or materially amend, modify or terminate any existing material contract or waive, release or assign any material rights or claims thereunder; or

•	agree, in writing or otherwise, to take any of the foregoing actions.

Litigation Relating to the Transaction

The Merger Agreement requires each party to provide the other party prompt oral notice of any litigation brought by any shareholder or stockholder of that party, as applicable, against such party, any of its subsidiaries and/or any of their respective directors relating to the Merger, the Merger Agreement or any of the transactions. Unless (i) in the case of such litigation with respect to Towers Watson, the Towers Watson board of directors has made or is considering making a Towers Watson change of recommendation or (ii) in the case of such litigation with respect to Willis, the Willis board of directors has made or is considering making a Willis change of recommendation, each party will give the other party the opportunity to participate (at such other party’s expense) in the defense or settlement of any such litigation, and no such settlement will be agreed to without the other party’s prior written consent, which consent will not be unreasonably withheld or delayed, except that the other party will not be obligated to consent to any settlement which does not include a full release of such other party and its affiliates or which imposes an injunction or other equitable relief after the effective time of the Merger upon Willis or any of its affiliates. For a description of the current litigation related to the Merger Agreement and the Merger see “Litigation Relating to the Transaction” beginning on page 148 of this joint proxy statement/prospectus.

Post-Merger Organizational Matters

Willis and Towers Watson have agreed to cooperate and take all action as is necessary to cause, effective as of the effective date, the Willis board of directors to be comprised of six directors selected by Towers Watson and identified in writing to Willis and six directors selected by Willis and identified in writing to Towers Watson (for a total of twelve directors). The new members appointed to the Willis board of directors will be ratified by the Nominating and Governance Committee of the Willis board of directors and the Willis board of directors in accordance with the Willis Constitution.

The Merger Agreement requires Willis to take such actions as are necessary to ensure that, as of the effective time of the Merger:

•	James F. McCann will become the Chairman of the board of directors of the combined company;

•	John J. Haley will become the Chief Executive Officer of the combined company; and

•	Dominic Casserley will become President and Deputy Chief Executive Officer of the combined company;

in each case, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

In addition, Willis and Towers Watson will:

•	cooperate and use reasonable best efforts to ensure that at the effective time, the principal executive offices of the businesses of the combined company will be based in London, England, and Arlington, Virginia, and

•	subject to receipt of Willis’ shareholder approval of the Willis Name Change Proposal, take all action as is necessary to cause the name of Willis to become “Willis Towers Watson Public Limited Company,” effective as of the effective time.

Shareholder and Stockholder Meetings

Under the terms of the Merger Agreement, Willis and Towers Watson must use their respective reasonable best efforts to hold the Willis EGM and the Towers Watson special meeting on the same day and as soon as reasonably practicable after the date of the Merger Agreement.

Recommendation of the Willis Board of Directors

The Willis board of directors has agreed to recommend to and solicit and use its reasonable best efforts to obtain from the Willis shareholders their approval of the Willis Proposals in connection with the Merger Agreement. In the event that the Willis board of directors makes a change in recommendation (which change in recommendation may only be made prior to the Willis shareholder approval of the Willis Share Issuance Proposal at the Willis EGM (including any postponement or adjournment thereof) in accordance with the terms of the Merger Agreement), then

•	Towers Watson will have the right to terminate the Merger Agreement and

•	Willis will have the right to terminate the Merger Agreement, if Willis’ board of directors has changed its recommendation in order to accept a superior proposal, enters into a definitive agreement with respect to such superior proposal and pays the Termination Fee (as described below) to Towers Watson as a condition to such termination.

Recommendation of the Towers Watson Board of Directors

The Towers Watson board of directors has agreed to recommend to and solicit and use its reasonable best efforts to obtain from the Towers Watson stockholders their approval of the Towers Watson Merger Proposal. In the event that the Towers Watson board of directors makes a change in recommendation (which change in recommendation may only be made prior to the Towers Watson special meeting (including any postponement or adjournment thereof) in accordance with the terms of the Merger Agreement), then

•	Willis will have the right to terminate the Merger Agreement and

•	Towers Watson will have the right to terminate the Merger Agreement, if Towers Watson’s board of directors has changed its recommendation in order to accept a superior proposal, enters into a definitive agreement with respect to such superior proposal and pays the Termination Fee (as described below) to Willis as a condition to such termination.

Willis Shareholders Meeting

Willis has agreed to take, in accordance with applicable law and its organizational documents, all action necessary to establish a record date for, duly call, give notice of, convene and hold the Willis EGM as promptly as reasonably practicable following the date of the Merger Agreement. However, if, on a date for which the Willis EGM is scheduled, Willis has not received proxies representing a sufficient number of Willis ordinary shares to obtain from the Willis shareholder approval of the Willis Share Issuance Proposal, Willis may make one or more successive postponements or adjournments of the Willis EGM; provided that the Willis EGM is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Willis EGM was originally scheduled (other than any adjournments or postponements required by applicable law, including adjournments or postponements to the extent reasonably necessary or advisable to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided or made available to the Willis shareholders or to permit dissemination of information which is material to shareholders voting at the Willis EGM and to give such Willis shareholders sufficient time to evaluate any such supplement or amendment or other information). Nothing contained in the Merger Agreement is deemed to relieve Willis of its obligation to submit the Willis Share Issuance Proposal in connection with the Merger to its shareholders for a vote on the approval thereof.

Towers Watson Stockholders Meeting

Towers Watson has agreed to take, in accordance with applicable law and its organizational documents, all action necessary to establish a record date for, duly call, give notice of, convene and hold the Towers Watson special meeting as promptly as reasonably practicable following the date of the Merger Agreement. However, if, on a date for which the Towers Watson special meeting is scheduled, Towers Watson has not received proxies representing a sufficient number of shares of Towers Watson common stock to obtain from the Towers Watson stockholders their approval of the Towers Watson Merger Proposal, Towers Watson may make one or more successive postponements or adjournments of the Towers Watson special meeting; provided that the Towers Watson special meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Towers Watson special meeting was originally scheduled (other than any adjournments or postponements required by applicable law, including adjournments or postponements to the extent reasonably necessary or advisable to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided or made available to the Towers Watson stockholders or to permit dissemination of information which is material to stockholders voting at the Towers Watson special meeting and to give such Towers Watson stockholders sufficient time to evaluate any such supplement or amendment or other information). Nothing contained in the Merger Agreement is deemed to relieve Towers Watson of its obligations to submit the Merger Agreement and the Merger to its stockholders for a vote on approval and adoption thereof.

Reasonable Best Efforts; Regulatory Filings and Other Actions

Under the terms of the Merger Agreement, Willis and Towers Watson have agreed to cooperate with each other and use their respective reasonable best efforts to take all actions necessary, proper or advisable on their respective parts under the Merger Agreement and applicable laws to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement (including the transactions set forth in the applicable disclosure schedule) as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all waiting period expirations or terminations, consents, registrations, approvals, authorizations, licenses and other permits necessary or advisable to be obtained from any third party and/or any governmental authorities in order to consummate the transactions contemplated by the Merger Agreement.

In addition, subject to exceptions specified in the Merger Agreement, each of Willis and Towers Watson have agreed to keep each other apprised of the status of matters relating to completion of the transactions contemplated by the Merger Agreement, to permit the other to review in advance any proposed communication with a governmental entity, to give the other the opportunity to attend and participate in any meeting with a governmental entity, to share any communication with a governmental entity, and to furnish each other, upon request, with all information concerning itself, its subsidiaries, affiliates, directors, officers and shareholders or shareholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Willis, Towers Watson or their respective subsidiaries to any third party and/or governmental entity in connection with the Merger and other transactions contemplated by the Merger Agreement.

Willis and Towers Watson have also agreed to use their respective reasonable best efforts to resolve objections, if any, to the transactions contemplated by the Merger Agreement under any antitrust law, including agreeing to sell or dispose of any assets or businesses, in order to obtain the expiration or termination of any waiting period or any consents, permits, waivers, approvals, authorizations or orders in connection with the consummation of the transactions contemplated by the Merger Agreement. Notwithstanding this obligation, Willis is not required to take an action that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a material adverse effect on Willis, Towers Watson and their respective subsidiaries, taken as a whole, after giving effect to the Merger.

No Solicitation; Third-Party Acquisition Proposals

The Merger Agreement contains detailed provisions outlining the circumstances in which Willis and Towers Watson may respond to acquisition proposals received from third parties. Under these reciprocal provisions, each of Willis and Towers Watson have agreed that it will not (and will not permit any of its subsidiaries to, and that it will cause its directors, officers and employees not to, and that it will direct and use its reasonable best efforts to cause its other representatives not to), directly or indirectly:

•

solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders or stockholders, as applicable) which constitutes or would be reasonably expected to lead to a competing acquisition proposal (as defined below);

•	participate in any negotiations regarding, or furnish to any person or entity any nonpublic information relating to it or any of its subsidiaries in connection with a competing acquisition proposal;

•	engage in discussions with any person or entity with respect to any competing acquisition proposal;

•	except as required by the duties of the members of its board of directors under applicable laws, waive, terminate, modify or release any person or entity (other than the other party and its affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation;

•	approve or recommend, or propose publicly to approve or recommend, any competing acquisition proposal;

•	withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to the other party, the recommendation by its board of directors to its shareholders or stockholders, as applicable, to vote in favor of its respective proposals;

•	enter into any letter of intent or similar document relating to, or any agreement or commitment providing for, any competing acquisition proposal (other than as permitted in the Merger Agreement); or

•	resolve or agree to do any of the foregoing.

In addition, the Merger Agreement required Willis and Towers Watson to immediately cease, and cause their directors, officers and employees to cease, and to direct and use their reasonable best efforts to cause their other representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted theretofore with respect to any competing acquisition proposal or potential competing acquisition proposal. The Merger Agreement required Willis and Towers Watson to promptly inform their representatives of these obligations. Notwithstanding anything to the contrary contained in the Merger Agreement, Willis and Towers Watson and their respective subsidiaries and representatives may inform a person or entity that has made or, to its knowledge, is considering making a competing acquisition proposal of the non-solicitation provisions of the Merger Agreement.

If Willis or Towers Watson receives prior to obtaining approval of the Willis Share Issuance Proposal or the Towers Watson Merger Proposal, as applicable, a bona fide, unsolicited, written competing acquisition proposal, which its board of directors determines in good faith after consultation with its outside legal and financial advisors (i) constitutes a superior proposal or (ii) would reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a superior proposal or, in the case of Willis, if required by Rule 20.2 of the Irish Takeover Rules, then in any such event it may take the following actions: (x) furnish nonpublic information to the person or entity making such competing acquisition proposal, if, and only if, prior to so furnishing such information, receives from such person or entity an executed confidentiality agreement with confidentiality terms that are no less favorable in the aggregate to it than those contained in the confidentiality agreement between Willis and Towers Watson (provided, however, that the confidentiality agreement is not required to contain standstill provisions) and (y) engage in discussions or negotiations with such person or entity with respect to the competing acquisition proposal.

The Merger Agreement permits each of the Towers Watson board of directors and the Willis board of directors to comply with Rule 14d-9 and Rule 14e-2(a) under the Exchange Act or make any disclosure to its shareholders if such board of directors determines in good faith, after consultation with outside counsel, that the failure to do so would constitute a breach of the duties of the members of such board of directors under applicable laws.

Definition of Competing Acquisition Proposal

For purposes of the Merger Agreement, the term “competing acquisition proposal” means any proposal or offer made by a person, entity or group (other than a proposal or offer by either Willis or Towers Watson, or any of their respective subsidiaries, as applicable) at any time which is structured to permit such person, entity or group to (whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions) ownership of (i) assets or businesses of either Willis or Towers Watson, or any of their respective subsidiaries, as applicable, that generate at least 20% or more of the net revenues or net income (for the 12-month period ending on the last day of such party’s most recently completed fiscal quarter) or that represent at least 20% of the total assets (based on fair market value) of such party and its subsidiaries, taken as a whole or (ii) at least 20% of any class of capital stock, other equity securities or voting power of such party, in each case other than the Merger.

Definition of Superior Proposal

For purposes of the Merger Agreement, the term “superior proposal” means a bona fide proposal or offer constituting a competing acquisition proposal (with references to 20% being deemed to be replaced with references to 50%), which the board of directors of the company in receipt of such proposal determines in good faith after consultation with its outside legal and financial advisors to be (a) more favorable to its shareholders from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Willis or Towers Watson, as applicable, in response to such offer or otherwise)) and (b) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal or offer.

Change of Recommendation

The Willis board of directors and the Towers Watson board of directors are entitled to approve or recommend, or propose publicly to approve or recommend a competing acquisition proposal or withdraw, change, amend, modify or qualify its recommendation, in a manner adverse to the other, prior to the approval of the Willis Share Issuance Proposal or the Towers Watson Merger Proposal, as applicable:

•	following receipt of a bona fide, unsolicited, written competing acquisition proposal, which such board of directors determines in good faith after consultation with its outside legal and financial advisors is a superior proposal and if (x) such proposal was received after the date of the Merger Agreement and did not result from a breach of the non-solicitation provisions of the Merger Agreement and (y) such board of directors has determined in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the duties of the members of the board of directors under applicable laws; or

•	in response to a change, effect, development, circumstance, condition, state of facts, event or occurrence (that does not relate to a competing acquisition proposal) that (a) was not known to the board of directors, or the material consequences of which (based on facts known to members of the board of directors as of the date of the Merger Agreement) were not reasonably foreseeable, as of the date of the Merger Agreement, (b) becomes known by the board of directors prior to the receipt of the stockholder approval and (c) if such board of directors has determined in good faith after consultation with its outside legal counsel that the failure to take such action would constitute a breach of the duties of the members of the board of directors under applicable laws, subject to certain exceptions.

However, (i) prior to such board of directors making an intervening event change of recommendation, the party making such a change of recommendation must provide the other party with three business days’ prior written notice advising the other party that it intends to effect an intervening event change of recommendation and specifying, in reasonable detail, the reasons (including the material facts and circumstances related to the applicable intervening event), and during such three business day period, the party changing its recommendation must consider in good faith any proposal by the other party to amend the terms and conditions of the Merger Agreement in a manner that would obviate the need to effect the intervening event change of recommendation and (ii) prior to such board of directors making an acquisition proposal change of recommendation, the party making such a change of recommendation must provide the other party with three business days’ prior written notice (and any material amendment to the amount or form of consideration payable in connection with the applicable competing acquisition proposal will require a new notice and an additional two business day period) advising the other party that its board of directors intends to take such action and specifying the material terms and conditions of the competing acquisition proposal, and during such three business day period (or subsequent two business day period), the party changing its recommendation will consider and negotiate in good faith any proposal by the other party to amend the terms and conditions of the Merger Agreement such that such the competing acquisition proposal would no longer constitute a “superior proposal.”

Each party will have the right to terminate the Merger Agreement, if either party’s board of directors has changed its recommendation in order to accept a superior proposal, enters into a definitive agreement with respect to such superior proposal and pays the Termination Fee (as described below) to the other party as a condition to such termination.

Obligation to Keep the Other Party Informed

Under the terms of the Merger Agreement, Willis and Towers Watson have also agreed:

•	they will notify the other party promptly (but in no event later than 24 hours) after receipt of any competing acquisition proposal, any initial proposals or inquiries that would reasonably be expected to lead to a competing acquisition proposal, or any initial inquiry or request for nonpublic information relating to the other party or any of their respective subsidiaries by any person or entity who has made or would reasonably be expected to make any competing acquisition proposal;

•	such notice will be made orally and confirmed in writing, and will indicate the identity of the person or entity making the competing acquisition proposal, inquiry or request or with whom Willis or Towers Watson is engaging in discussions or negotiations, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request;

•	in addition, they will promptly (but in any event within 24 hours) after the receipt thereof, provide to the other party copies of any written proposal, offer or draft agreement relating to a competing acquisition proposal or potential competing acquisition proposal which is received by either Willis or Towers Watson from any person or entity (or from any representatives, advisors or agents of such person or entity) making such competing acquisition proposal or with whom discussions or negotiations would reasonably be expected to lead to a competing acquisition proposal;

•	they will keep the other party reasonably informed of the status and material terms (including any amendments or proposed amendments to such material terms) of any such competing acquisition proposal or potential competing acquisition proposal and keep the other party reasonably informed as to the nature of any information requested with respect thereto; and

•	they will promptly (but in any event within 24 hours) provide to the other party any material nonpublic information concerning their company provided to any other person or entity in connection with any competing acquisition proposal that was not previously provided to the other party.

Certain Additional Covenants

The Merger Agreement also contains additional covenants and agreements, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, access to information of the other company, public announcements with respect to the transactions, exemptions from takeover laws, obligations of

Merger Sub, Rule 16b-3 exemptions, the delisting of Towers Watson common stock and the listing of Willis ordinary shares issued in connection with the Merger, the resignation of Towers Watson directors and certain tax matters.

Conditions to the Completion of the Merger

Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	Willis Shareholder Approval. The Willis Share Issuance Proposal must have been approved by an affirmative vote of the holders of a majority of the votes cast by holders of outstanding Willis ordinary shares on such a proposal at the Willis EGM.

•	Towers Watson Stockholder Approval. The Towers Watson Merger Proposal must have been approved by an affirmative vote of the holders of a majority of the outstanding shares of Towers Watson common stock entitled to vote thereon at the Towers Watson special meeting.

•	Registration Statement. The registration statement on Form S-4 of which this document forms a part must have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of such registration statement has been issued by the SEC and remains in effect and no proceeding to that effect will have been commenced or threatened.

•	No Adverse Laws or Order. The absence of any injunction or other legal prohibition or restraint on the Merger.

•	Required Antitrust Clearances. (i) Any applicable waiting period relating to the Merger under the HSR Act must have expired or been terminated and (ii) all specified consents of, or filings with, governmental entities will have been obtained.

•	Listing. The Willis ordinary shares to be issued in the Merger must have been approved for listing on the NYSE and/or the NASDAQ, subject to official notice of issuance.

•	Willis Status. Willis must not, as a result of any adoption, implementation, promulgation, repeal, modification, amendment, or change of any applicable law of or by any governmental entity following the date of the Merger Agreement and prior to the closing date of the Merger, be treated as a domestic corporation for U.S. federal income tax purposes as of or after the closing date of the Merger.

•	Tax Opinion: receipt by both parties of a tax opinion from each of their respective legal counsel that Section 7874 of the Code should not apply in such a manner so as to cause Towers Watson or any of its subsidiaries to be treated as an “expatriated entity” within the meaning of Section 7874 of the Code.

Under the Merger Agreement, the respective obligations of Willis and Merger Sub to effect the Merger are also subject to the satisfaction or waiver of the following additional conditions:

•

Representations and Warranties. (i) The representations and warranties of Towers Watson regarding its capitalization and absence of certain changes or events must be true and correct in all respects as of the date of the Merger Agreement and as of the date of the completion of the Merger (except that (A) representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date must be true and correct in all respects as of such date and (B) the knowledge qualification applicable at signing to all representations and warranties with respect to any subsidiary of Towers Watson that is not a significant subsidiary shall not be applicable) except for breaches of representations and warranties which are de minimis in the aggregate, (ii) representations and warranties of Towers Watson regarding its corporate organization, absence of encumbrances or preemptive or other outstanding rights on its capital stock, absence of outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote with the stockholders of Towers Watson on any matter, corporate authority, stockholder approval and absence of undisclosed brokers’ fees or finders’ fees must be true and correct in all material respects as of the date of the

Merger Agreement and as of the date of the completion of the Merger (except that (A) representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date must be true and correct in all material respects as of such date) and (B) the knowledge qualification applicable at signing to all representations and warranties with respect to any subsidiary of Towers Watson that is not a significant subsidiary shall not be applicable and (iii) the other representations and warranties of Towers Watson must be true and correct as of the date of the Merger Agreement and the date of the completion of the Merger (except that (A) representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date must be true and correct as of such date and (B) the knowledge qualification applicable at signing to all representations and warranties with respect to any subsidiary of Towers Watson that is not a significant subsidiary shall not be applicable), except where any failures to be true and correct (without giving effect to any qualification as to materiality or material adverse effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Towers Watson; and Willis must have received a certificate signed on behalf of Towers Watson by a duly authorized executive officer of Towers Watson to such effect.

•	Performance of Obligations of Towers Watson. Towers Watson must have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the effective time of the Merger; and Willis must have received a certificate signed on behalf of Towers Watson by a duly authorized executive officer of Towers Watson to such effect.

•	No Material Adverse Effect. Since the date of the Merger Agreement, Towers Watson must not have undergone a material adverse effect (as defined above) and Willis must have received a certificate signed on behalf of Towers Watson by a duly authorized executive officer of Towers Watson to such effect.

Under the Merger Agreement, the obligations of Towers Watson to effect the Merger are also subject to the satisfaction or waiver of the following additional conditions:

•

Representations and Warranties. (i) The representations and warranties of Willis and Merger Sub regarding their respective capitalization and absence of certain changes or events must be true and correct in all respects as of the date of the Merger Agreement and as of the date of the completion of the Merger (except that (A) representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date must be true and correct in all respects as of such date and (B) the knowledge qualification applicable at signing to all representations and warranties with respect to any subsidiary of Willis that is not a significant subsidiary shall not be applicable) except for breaches of representations and warranties which are de minimis in the aggregate, (ii) representations and warranties of Willis regarding its corporate organization, absence of encumbrances or preemptive or other outstanding rights on its capital stock, absence of outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote with the stockholders of Willis on any matter, corporate authority, stockholder approval and absence of undisclosed brokers’ fees or finders’ fees must be true and correct in all material respects as of the date of the Merger Agreement and as of the date of the completion of the Merger (except that (A) representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date must be true and correct in all material respects as of such date) and (B) the knowledge qualification applicable at signing to all representations and warranties with respect to any subsidiary of Willis that is not a significant subsidiary shall not be applicable and (iii) the other representations and warranties of Willis must be true and correct as of the date of the Merger Agreement and the date of the completion of the Merger (except that (A) representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date must be true and correct as of such date and (B) the knowledge qualification applicable at signing to all representations and warranties with respect to any subsidiary of Willis that is not a significant subsidiary shall not be applicable), except where any failures to be true and correct (without giving effect to any qualification as to materiality or material adverse effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Willis; and Towers Watson must have received a certificate signed on behalf of Willis by a duly authorized executive officer of Willis to such effect.

•	Performance of Obligations of Willis and Merger Sub. Willis and Merger Sub must have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the effective time of the Merger; and Towers Watson must have received a certificate signed on behalf of Willis by a duly authorized executive officer of Willis to such effect.

•	No Material Adverse Effect. Since the date of the Merger Agreement, Willis must not have undergone a material adverse effect (as defined above) and Towers Watson must have received a certificate signed on behalf of Willis by a duly authorized executive officer of Willis to such effect.

Prior to the effective time of the Merger, the parties may, to the extent permitted by applicable laws and under the terms of the Merger Agreement, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement made to Willis or Towers Watson by the other party, and (iii) waive compliance with any of the agreements or conditions for the benefit of the other party under the Merger Agreement. For additional information see below under “—Amendment and Waiver.”

Termination of the Merger Agreement; Termination Fees

Termination

The Merger Agreement may be terminated and the Merger and the other transactions abandoned (whether before or after receipt of the approval of the Towers Watson Merger Proposal by the Towers Watson stockholders or the Willis Share Issuance Proposal by the Willis shareholders, as applicable) as follows:

•	by mutual written consent of Willis and Towers Watson;

•	by either Willis or Towers Watson, prior to the effective time of the Merger, if there has been a breach by Towers Watson, on the one hand, or Willis or Merger Sub, on the other hand, of any representation, warranty, covenant or agreement set forth in the Merger Agreement (other than the non-solicitation covenant), which breach would result in the conditions to the consummation of the Merger not being satisfied (and such breach is not curable prior to March 31, 2016, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 calendar days after the receipt of notice thereof by the defaulting party from the non-defaulting party or (ii) three business days before the Outside Date). However, the Merger Agreement may not be terminated in accordance with the foregoing sentence by any party if such party is then in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement;

•	by either Willis or Towers Watson, if the effective time of the Merger has not occurred by midnight Eastern time on the Outside Date, provided that this right to terminate the Merger Agreement may not be exercised by a party whose breach of any representation, warranty, covenant or agreement in the Merger Agreement is the cause of, or resulted in, the effective time of the Merger not occurring prior to the Outside Date.

•	by Willis, if, prior to the approval of the Towers Watson Merger Proposal, the Towers Watson board of directors effects a Towers Watson change of recommendation or Towers Watson materially breaches the non-solicitation covenant;

•	by Towers Watson, if, prior to the approval of the Willis Share Issuance Proposal, the Willis board of directors effects a Willis change of recommendation or Willis materially breaches the non-solicitation covenant.

•	by either Willis or Towers Watson if a governmental entity of competent jurisdiction, that is within a jurisdiction that is material to the business and operations of Willis and Towers Watson, taken together, has issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger;

•	by either Willis or Towers Watson, if the approval of the Towers Watson Merger Proposal has not been obtained at the Towers Watson special meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

•	by either Willis or Towers Watson, if the approval of the Willis Share Issuance Proposal has not been obtained at the Willis EGM or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

•	By Towers Watson, if, any time prior to the Towers Watson stockholders’ approval of the Towers Watson Merger Proposal, the Towers Watson board of directors effects a change of recommendation in order to accept a superior proposal, Towers Watson enters into a definitive agreement with respect to such superior proposal and pays the Termination Fee (as defined below) to Willis as a condition to such termination; or

•	By Willis, if, at any time prior to the Willis shareholders’ approval of the Willis Share Issuance Proposal, the Willis board of directors effects a change of recommendation in order to accept a superior proposal, Willis enters into a definitive agreement with respect to such superior proposal and pays the Termination Fee (as defined below) to Towers Watson as a condition to such termination.

Termination Fees

Termination Fees Payable by Willis

The Merger Agreement requires Willis to pay Towers Watson a Termination Fee of $255,000,000 if:

•	(a) Willis or Towers Watson terminates the Merger Agreement due to the failure of the Merger to occur by the Outside Date or the failure to obtain the approval of the Willis Share Issuance Proposal at the Willis EGM or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken or there has been a breach by Willis (which breach occurred following receipt of a qualifying acquisition proposal for Willis by a third party) which would result in a failure to meet the closing conditions described above and such breach is not curable prior to the Outside Date, (b) after the date of the Merger Agreement, an acquisition proposal for Willis by a third party for more than 50% of the assets, equity interests or business of Willis has been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Willis EGM and (c) (x) any such acquisition proposal is consummated within twelve months of such termination or (y) Willis enters into a definitive agreement providing for any such acquisition proposal within twelve months of such termination and such acquisition proposal is consummated;

•	Towers Watson terminates the Merger Agreement because (a) the Willis board of directors effects a Willis acquisition proposal change of recommendation or a Willis intervening event change of recommendation prior to the approval of the Willis Share Issuance Proposal or (b) of a material breach by Willis of the non-solicitation covenant; or

•	Willis terminates the Merger Agreement at any time prior to Willis shareholder approval of the Willis Share Issuance Proposal, the Willis board of directors effects a change of recommendation in order to accept a superior proposal, Willis enters into a definitive agreement with respect to such superior proposal and pays the Termination Fee to Towers Watson as a condition to such termination.

The Merger Agreement requires Willis to reimburse Towers Watson for any and all out-of-pocket fees and expenses up to $45,000,000 if either Willis or Towers Watson terminates the Merger Agreement because the Willis Share Issuance Proposal is not approved by the Willis shareholders at the Willis EGM or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken or Towers Watson terminates the Merger Agreement due to a breach by Willis which would result in the conditions to the consummation of the Merger not being satisfied. To the extent this fee becomes payable, any payment made for this reason will be credited against Willis’ obligation to pay the $255,000,000 termination fee described above, should it become payable.

Termination Fees Payable by Towers Watson

The Merger Agreement requires Towers Watson to pay Willis a Termination Fee of $255,000,000 if:

•	(a) Willis or Towers Watson terminates the Merger Agreement due to the failure of the Merger to occur by the Outside Date or the failure to obtain the approval of the Towers Watson Merger Proposal at Towers Watson’s special meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken or there has been a breach by Towers Watson (which breach occurred following receipt of a qualifying acquisition proposal for Towers Watson by a third party) which would result in a failure to meet the closing conditions described above and such breach is not curable prior to the Outside Date, (b) after the date of the Merger Agreement, an acquisition proposal for Towers Watson by a third party for more than 50% of the assets, equity interests or business of Towers Watson has been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Towers Watson special meeting and (c) (x) any such acquisition proposal is consummated within twelve months of such termination or (y) Towers Watson enters into a definitive agreement providing for any such acquisition proposal within twelve months of such termination and such acquisition proposal is consummated;

•	Willis terminates the Merger Agreement because (a) the Towers Watson board of directors effects a Towers Watson acquisition proposal change of recommendation or a Towers Watson intervening event change of recommendation prior to the approval of the Towers Watson Merger Proposal or (b) of a material breach by Towers Watson of the non-solicitation covenant; or

•	Towers Watson terminates the Merger Agreement at any time prior to Towers Watson stockholder approval of the Towers Watson Merger Proposal, the Towers Watson board of directors effects a change of recommendation in order to accept a superior proposal, Towers Watson enters into a definitive agreement with respect to such superior proposal and pays the Termination Fee to Willis as a condition to such termination.

The Merger Agreement requires Towers Watson to reimburse Willis for any and all out-of-pocket fees and expenses up to $45,000,000 if either Willis or Towers Watson terminates the Merger Agreement because the Towers Watson Merger Proposal is not approved by the Towers Watson stockholders at Towers Watson’s special meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken or Willis terminates the Merger Agreement due to a breach by Towers Watson which would result in the conditions to the consummation of the Merger not being satisfied. To the extent this fee becomes payable, any payment made for this reason will be credited against Towers Watson’s obligation to pay the $255,000,000 termination fee described above, should it become payable.

Limitation on Remedies

In the event of the valid termination of the Merger Agreement pursuant to the provisions described under “—Termination of the Merger Agreement; Termination Fees—Termination” above, written notice must be given to the other party or parties specifying the provision pursuant to which such termination is made. The Merger Agreement will become null and void as a result of such termination and there will be no liability on the part of Willis, Merger Sub or Towers Watson, except that the confidentiality agreement and certain sections of the Merger Agreement will survive such termination, including the obligations to pay the termination fees described under “—Termination of the Merger Agreement; Termination Fees—Termination Fees—Termination Fees Payable by Towers Watson” and “—Termination Fees Payable by Willis” above. However, (i) no such termination (or payment of termination fee) will relieve any party from liability for fraud or a willful breach (as defined in the Merger Agreement) of its representations, warranties, covenants or agreements in the Merger Agreement prior to such termination and (ii) in the case of any damages sought by Towers Watson from Willis or Merger Sub pursuant to clause (i), such damages may be based on the consideration that would have otherwise been payable to the stockholders and equity award holders of Towers Watson pursuant to the Merger Agreement, or based on loss of market value or price of Towers Watson shares and implied value of any equity awards.

Fees and Expenses

Except as otherwise expressly provided in the Merger Agreement, all out-of-pocket expenses (including fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by or on behalf of a party to the Merger Agreement in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring the expense, except that Willis and Towers Watson will share equally all expenses incurred in connection with printing, filing and mailing this joint proxy statement/prospectus and the registration statement of which it is a part, and all SEC and other regulatory filing fees incurred in connection therewith.

Indemnification; Directors’ and Officers’ Insurance

The parties to the Merger Agreement have agreed that, for a period of not less than six years from and after the effective time of the Merger, Willis will, and will cause the surviving corporation to, indemnify and hold harmless all individuals who at or prior to the effective time of the Merger are past or present directors, officers or employees of Towers Watson or its subsidiaries, for acts or omissions occurring at or prior to the completion of the Merger, to the same extent as these individuals had rights to indemnification and advancement of expenses as of the date of the Merger Agreement and to the fullest extent permitted by law.

In addition, for an aggregate period of not less than six years following the effective time of the Merger, Willis will cause the surviving corporation to maintain an insurance and indemnification policy for the benefit of Towers Watson’s current directors and officers that provides coverage for events occurring prior to the effective time of the Merger that is no less favorable than Towers Watson’s existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage, subject to the limitation that the surviving corporation will not be required to spend in any one year more than 300% of the last annual premium paid by Towers Watson for the existing policy prior to the date of the Merger Agreement. Towers Watson may, at its option prior to the effective time of the Merger, purchase a “tail” prepaid policy in substitution of the policy described in the prior sentence, provided that the amount paid for such policy does not exceed 300% of the last annual premium paid prior to the date of the Merger Agreement (it being understood that Willis will nevertheless be obligated to provide as much coverage as may be obtained for such 300% amount).

Amendment and Waiver

The parties may amend the Merger Agreement at any time either before or after the approval of the Towers Watson Merger Proposal or the Willis Share Issuance Proposal by their written agreement. However, after such approval, no amendment may be made which requires further approval by the Towers Watson stockholders or the Willis shareholders under applicable law unless such further approval is obtained.

Prior to the effective time of the Merger, the parties may, to the extent permitted by applicable laws and under the terms of the Merger Agreement, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement made to Willis or Towers Watson by the other party, and (iii) waive compliance with any of the agreements or conditions for the benefit of any party under the Merger Agreement. Any agreement by a party to such extension or waiver must be in a writing signed by the applicable party. Any delay in exercising any right under the Merger Agreement does not constitute a waiver of such right.

Governing Law

The Merger Agreement is governed by Delaware law, without regard to the laws of any jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Assignment

The Merger Agreement cannot be assigned by any party to the Merger Agreement without the prior written consent of the other parties.

Specific Performance

The parties to the Merger Agreement have agreed that irreparable injury would occur if any provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached. The parties agreed that, prior to the valid termination of the Merger Agreement pursuant to the provisions described under “—Termination of the Merger Agreement; Termination Fees—Termination” above, each party is entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of the Merger Agreement by any other party, to a decree or order of specific performance to specifically enforce the terms and provisions of the Merger Agreement and to any further equitable relief. The parties agreed to waive any objections to any of the foregoing remedies (including any objection on the basis that there is an adequate remedy at law or that an award of such remedy is not an appropriate remedy for any reason at law or equity). In the event Willis or Towers Watson seeks any of the foregoing remedies, such party is not required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

LITIGATION RELATING TO THE TRANSACTION

Five putative class action complaints challenging the Merger were filed in the Court of Chancery for the State of Delaware, captioned New Jersey Building Laborers’ Statewide Annuity Fund v. Towers Watson & Co., et al., C.A. No. 11270-CB (filed on July 9, 2015), Stein v. Towers Watson & Co., et al., C.A. No. 11271-CB (filed on July 9, 2015), City of Atlanta Firefighters’ Pension Fund v. Ganzi, et al., C.A. No. 11275-CB (filed on July 10, 2015), Cordell v. Haley, et al., C.A. No. 11358-CB (filed on July 31, 2015) and Mills v. Towers Watson & Co., et al., C.A. No. 11423- (filed on August 24, 2015). The Stein action was voluntarily dismissed on July 28, 2015. These complaints were filed by purported stockholders of Towers Watson on behalf of a putative class comprised of all Towers Watson stockholders and name as defendants Towers Watson, the members of its board of directors, Willis and Merger Sub. (The various named defendants, to the extent they are stockholders of Towers Watson, are excluded from the putative class.) The complaints generally allege that Towers Watson’s directors breached their fiduciary duties to Towers Watson stockholders by agreeing to merge Towers Watson with Willis through an inadequate and unfair process, which led to inadequate and unfair consideration, and by agreeing to unfair deal protection devices, and that Willis and Merger Sub aided and abetted those alleged breaches. The complaints seek, among other things, to enjoin the Merger. On August 17, 2015, the court consolidated the first three filed actions (the fourth, Mills, had not yet been filed) and any other actions then pending or thereafter filed arising out of the same issues of fact under the caption In re Towers Watson & Co. Stockholders Litigation, Consolidated C.A. No. 11270-CB. Pursuant to the court’s consolidation order, the plaintiffs in the first three filed actions were to designate one of their three complaints as the operative complaint or file a consolidated amended complaint, after which the parties will negotiate a schedule for the defendants to respond. On September 9, 2015, the plaintiffs in the consolidated action filed a verified consolidated amended complaint which, among other things, added claims for alleged misstatements and omissions from this joint proxy statement/prospectus as filed initially on August 27, 2015. On September 17, 2015, they filed a motion for expedited proceedings and a motion for a preliminary injunction, which have yet to be decided by the court.

CERTAIN TAX CONSEQUENCES OF THE TRANSACTIONS

U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences of (i) the Merger and the Towers Watson pre-merger special dividend to U.S. holders and non-U.S. holders (each as defined below) of Towers Watson common stock and of the ownership and disposition of Willis ordinary shares received by such holders upon the consummation of the Merger and (ii) the Consolidation following the Merger to holders of Willis ordinary shares. The discussion set forth below with respect to U.S. holders is applicable only to U.S. holders (i) who are residents of the United States for purposes of the current income tax treaty between Ireland and the United States, which is referred to as the “Tax Treaty,” (ii) whose Towers Watson common stock or Willis ordinary shares are not, for purposes of the Tax Treaty, attributable to such U.S. holder’s permanent establishment in Ireland and (iii) who otherwise qualify for the full benefits of the Tax Treaty. The discussion is based on and subject to the Code, the Treasury Regulations promulgated thereunder, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion assumes that shareholders or stockholders, as applicable, hold their Towers Watson common stock and hold, or will hold, their Willis ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular shareholders or stockholders, as applicable, in light of their personal circumstances, including any tax consequences to shareholders subject to special treatment under the Code, including:

•	banks, thrifts, mutual funds and other financial institutions;

•	regulated investment companies and real estate investment trusts;

•	holders of securities who apply, and traders in securities who elect to apply, a mark-to-market method of accounting;

•	broker-dealers;

•	tax-exempt organizations and pension funds;

•	insurance companies;

•	dealers or brokers in securities or foreign currency;

•	individual retirement and other deferred accounts;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates;

•	Towers Watson stockholders who, at any time within the five-year period ending on the date of the Merger, have owned, actually or constructively, 5% or more of Towers Watson common stock;

•	“passive foreign investment companies;” “controlled foreign corporations” or “corporations liable for the accumulated earnings tax”

•	persons liable for the alternative minimum tax;

•	holders who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

•	partnerships or other pass-through entities;

•	grantor trusts; and

•	holders who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

The discussion does not address any non-income tax considerations or any foreign, state or local tax consequences. For purposes of this discussion, a U.S. holder means a beneficial owner of Towers Watson common stock or Willis ordinary shares, who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, a non-U.S. holder means a beneficial owner of Towers Watson common stock or of Willis ordinary shares, that is neither a U.S. holder nor a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes).

This discussion does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the Merger, the Towers Watson pre-merger special dividend, the Consolidation, or the ownership or disposition of Willis ordinary shares after the Merger. Each shareholder or stockholder, as applicable, should consult with its tax advisor with respect to the particular tax consequences of the Merger, the Towers Watson pre-merger special dividend, the Consolidation, and the ownership and disposition of Willis ordinary shares after the Merger to such shareholder or stockholder.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Towers Watson common stock or Willis ordinary shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the Merger, the Towers Watson pre-merger special dividend, the Consolidation and the ownership and disposition of Willis ordinary shares after the Merger.

SHAREHOLDERS OR STOCKHOLDERS, AS APPLICABLE, SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER, THE TOWERS WATSON PRE-MERGER SPECIAL DIVIDEND, THE CONSOLIDATION AND OF THE OWNERSHIP AND DISPOSITION OF WILLIS ORDINARY SHARES AFTER THE MERGER TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, AND OTHER TAX LAWS AND ANY APPLICABLE INFORMATION REPORTING OBLIGATIONS.

U.S. Federal Income Tax Consequences of the Merger

Tax Consequences to Willis and Towers Watson

Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 of the Code (referred to as “Section 7874”) can limit the ability of the acquired U.S. corporation and its U.S. affiliates (each, referred to as an “expatriated entity”) to utilize certain U.S. tax attributes, such as net operating losses, to offset U.S. taxable income resulting from certain transactions. These limitations generally apply if, after the acquisition:

•	at least 60% of the acquiring foreign corporation’s stock (by vote or value) is considered to be held by former shareholders of the acquired U.S. corporation by reason of holding stock of such U.S. corporation; and

•	the “expanded affiliated group” which includes the acquiring foreign corporation does not have substantial business activities in the country in which the acquiring foreign corporation is created or organized.

If these requirements are met, Section 7874 would generally impose a minimum level of tax on any “inversion gain” of an expatriated entity (within the meaning of Section 7874) after the acquisition. Generally, inversion gain is defined as (i) the income or gain recognized by reason of the transfer of property to a foreign related person during the 10-year period following the Merger, and (ii) any income received or accrued during such period by reason of a license of any property by the U.S. corporation and related U.S. persons to a foreign related person. In general, the effect of this provision is to deny the use of net operating losses, foreign tax credits or other tax attributes to offset the inversion gain.

Section 7874 also provides that if, following an acquisition of a U.S. corporation by a foreign corporation, at least 80% of the acquiring foreign corporation’s stock (by vote or value) is considered to be held by former shareholders of the U.S. corporation by reason of holding stock of such U.S. corporation and the “expanded affiliated group” which includes the acquiring foreign corporation does not have substantial business activities in the country in which the acquiring foreign corporation is created or organized, then the foreign corporation would be treated as a U.S. corporation for U.S. federal tax purposes even though it is a corporation created and organized outside the United States.

Section 7874 is not expected to apply to the Merger because the former Towers Watson stockholders are expected to hold for purposes of the relevant Section 7874 rules, less than 60% of the Willis ordinary shares (by vote or value) after the Merger by reason of holding Towers Watson common stock. Furthermore, each party’s obligation to complete the Merger is conditional upon (i) there being no change of applicable law that would result in Willis being treated as a domestic corporation for U.S. federal income tax purposes as of or after the closing date of the Merger and (ii) the receipt by each of Willis and Towers Watson of tax opinions from Weil, Gotshal & Manges LLP and Gibson, Dunn & Crutcher LLP, respectively, dated the closing date of the Merger, that Section 7874 should not apply in such a manner so as to cause Towers Watson or any of its subsidiaries to be treated as an expatriated entity. These opinions will be subject to customary qualifications and assumptions, including that the transactions contemplated by the Merger Agreement will be completed according to the terms of the Merger Agreement. In rendering the tax opinions, each counsel may require and rely on representations of Willis and Towers Watson to be delivered at the time of closing. If any such assumptions or representations is or becomes inaccurate, the conclusions reached in the tax opinions could be adversely affected. Neither of these tax opinions will be binding on the IRS, and neither Willis nor Towers Watson intends to request any ruling from the IRS as to the application of Section 7874 to the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to those set forth in the tax opinions. In addition, it is possible that legislation enacted after the Merger could apply retroactively to cause Towers Watson or one or more of its subsidiaries to be treated as expatriated entities under Section 7874, or to cause Willis to be treated as a domestic corporation for U.S. federal income tax purposes as of or after the Merger.

Tax Consequences to U.S. Holders

In general, a U.S. holder will recognize gain or loss equal to the difference between (i) the sum of the fair market value of (x) the Willis ordinary shares received by such U.S. holder in the Merger and (y) any fractional Willis ordinary shares that such U.S. holder would otherwise have been entitled to receive in the Merger and (ii) the aggregate tax basis in the Towers Watson common stock surrendered in the Merger. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for the Towers Watson common stock surrendered exceeds one year at the effective time of the Merger. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates applicable to long-term capital gain. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Towers Watson common stock if blocks of Towers Watson common stock were acquired at different times or for different prices. A U.S. holder’s aggregate tax basis in the Willis ordinary shares received in the Merger and any fractional Willis ordinary shares that would otherwise have been received that will be sold by the exchange agent will generally equal the fair market value of such Willis ordinary shares at the effective time of the Merger, and the holder’s holding period for such Willis ordinary shares will begin on the day after the Merger. It is possible that the IRS may seek to re-characterize the Merger in a manner that would require U.S. holders with a loss on their Towers Watson common stock to defer the recognition of such loss until a taxable disposition of the Willis ordinary shares received in exchange for the Towers Watson common stock. U.S. holders with a gain on their Towers Watson common stock would still be required to recognize any such gain for U.S. federal income tax purposes as described above. U.S. holders holding their Towers Watson common stock at a loss are encouraged to consult their tax advisors

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes dividend income and net gains from the disposition of stock (including dividend income from the Towers Watson pre-merger special dividend and gain recognized as a result of the Merger), unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. holder that is an individual, estate or trust, should consult its tax advisor regarding the applicability of this tax to its gains from the Merger.

Tax Consequences to Non-U.S. Holders

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized in the Merger unless:

•	the recognized gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

Unless an applicable treaty provides otherwise, the recognized gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a U.S. person (see “—U.S. Federal Income Tax Consequences of the Merger—Tax Consequences to U.S. Holders” above). A non-U.S. holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Recognized gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Fractional Shares

No fractional Willis ordinary shares will be issued to holders of Towers Watson common stock in the Merger. All such fractional Willis ordinary shares will be aggregated and sold in the open market for holders of Towers Watson common stock by the exchange agent, and each holder of Towers Watson common stock who would otherwise have been entitled to receive a fraction of a Willis ordinary share will receive, in lieu thereof, cash, without interest, in an amount equal to the proceeds from such sale by the exchange agent, if any, less any brokerage commissions or other fees, from the sale of such fractional Willis share in accordance with such holder’s fractional interest in the aggregate number of Willis ordinary shares sold. A holder that receives cash in lieu of a fractional Willis ordinary share in the Merger will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the holder’s tax basis in the fractional share, in addition to, and determined in the same manner as, any capital gain or loss recognized as a result of the Merger as described above under “—U.S. Federal Income Tax Consequences of the Merger—Tax Consequences to U.S. Holders.” Any such capital gain or loss will be short-term capital gain or loss.

U.S. Federal Income Tax Consequences of the Towers Watson Pre-Merger Special Dividend

Tax Consequences to U.S. Holders

Towers Watson intends to report the Towers Watson pre-merger special dividend as a distribution with respect to Towers Watson’s common stock for U.S. federal income tax purposes. Accordingly, the amount paid to holders will be characterized as dividend income to the extent paid out of Towers Watson’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Towers Watson does not expect that the amount of the Towers Watson pre-merger special dividend will exceed its current and accumulated earnings and profits.

Dividend income will be includible in each U.S. holder’s gross income on the day received by such stockholder. Under current legislation, this income generally will be taxed for U.S. federal income tax purposes to non-corporate U.S. holders (including individuals) at the rates applicable to long-term capital gains. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

Corporate U.S. holders may be entitled to a dividends-received deduction to the extent that the Towers Watson pre-merger special dividend is treated as dividend income for U.S. federal income tax purposes, subject to limitations and conditions. In addition, U.S. holders of Towers Watson common stock should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code in light of their particular circumstances.

To the extent that the amount of the Towers Watson pre-merger special dividend exceeds Towers Watson’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the excess will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. holder’s Towers Watson common stock, and to the extent the excess exceeds the U.S. holder’s tax basis in its Towers Watson common stock, the excess will be taxed as capital gain recognized on a sale or exchange of Towers Watson common stock as described above under “—U.S. Federal Income Tax Consequences of the Merger—Tax Consequences to U.S. Holders.”

Tax Consequences to Non-U.S. Holders

Towers Watson intends to report the Towers Watson pre-merger special dividend as a distribution with respect to Towers Watson’s common stock for U.S. federal income tax purposes. Accordingly, the amount paid to non-U.S. holders generally will be characterized as dividend income to the extent paid out of Towers Watson’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Towers Watson does not expect that the amount of the special dividend will exceed its current and accumulated earnings and profits.

Dividend income is subject to U.S. withholding tax at a 30% rate if such dividend income is not effectively connected with a trade or business of the non-U.S. holder in the United States. The 30% rate may be reduced under the provisions of an applicable income tax treaty between the United States and the country in which the non-U.S. holder resides or is organized. Income of non-U.S. holders that is effectively connected with a U.S. trade or business, and if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States, will be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a U.S. person.

To the extent that the amount of the Towers Watson pre-merger special dividend exceeds Towers Watson’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the excess will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the non-U.S. holder’s Towers Watson common stock, and to the extent the excess exceeds the non-U.S. holder’s tax basis in its Towers Watson common stock, the excess will be taxed as capital gain recognized on a sale or exchange of Towers Watson common stock, but only under the limited circumstances and as described above under “—U.S. Federal Income Tax Consequences of the Merger—Tax Consequences to Non-U.S. Holders.”

A non-U.S. holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on any income resulting from the Towers Watson pre-merger special dividend that is effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Ownership and Disposition of Willis Ordinary Shares

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of Willis ordinary shares to Towers Watson stockholders who receive such Willis ordinary shares pursuant to the Merger and assumes that Willis will be treated as a foreign corporation for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

Taxation of Dividends

The gross amount of cash distributions on Willis ordinary shares (including any withheld Irish taxes) will be taxable as dividends to the extent paid out of Willis’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including any withheld Irish taxes) will be includable in the gross income of a U.S. holder as ordinary income on the day actually or constructively received by such holder. Distributions on Willis ordinary shares (including any withheld Irish taxes) that are treated as dividends for U.S. federal income tax purposes will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. holders (including individuals), certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Tax Treaty meets these requirements. In addition, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Willis ordinary shares, which are currently listed on the NYSE, are considered readily tradable on an established securities market in the United States. There can be no assurance that the Willis ordinary shares will be considered readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Willis’ status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

Subject to certain conditions and limitations, Irish withholding taxes, if any, on dividends paid on Willis ordinary shares may be credited against a U.S. holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on Willis ordinary shares will, subject to the discussion below regarding foreign corporations that are at least 50% owned by U.S. persons, be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if a U.S. holder:

•	has held Willis ordinary shares for less than a specified minimum period during which the U.S. holder is not protected from risk of loss; or

•	is obligated to make payments related to the dividends, the U.S. holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on Willis ordinary shares.

The rules governing the foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under the holder’s particular circumstances and the requirements for claiming such credit.

To the extent that the amount of any distribution exceeds Willis’ current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the excess will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. holder’s Willis ordinary shares, and to the extent the excess exceeds the U.S. holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “—Sale, Exchange or Other Taxable Disposition.”

It is possible that Willis is, or at some future time will be, at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of any dividends paid by Willis as U.S. source income. Treatment of the dividends as U.S. source income in whole or in part may limit a U.S. holder’s ability to claim a foreign tax credit for any Irish withholding taxes payable in respect of the dividends. The Code permits a U.S. holder entitled to benefits under the Tax Treaty to elect to treat any dividends from such a corporation as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. holder’s foreign tax credit. U.S. holders should consult their own tax advisors about the desirability of making, and the method of making, such an election.

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by Willis, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date such U.S. holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

Dividend income recognized by a U.S. holder that is an individual or estate may be subject to the 3.8% tax on net investment income described above under “—U.S. Federal Income Tax Consequences of the Merger—Tax Consequences to U.S. Holders.”

Sale, Exchange or Other Taxable Disposition

For U.S. federal income tax purposes, a U.S. holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a Willis ordinary share in an amount equal to the difference between the amount realized for the share and such U.S. holder’s tax basis in the share. For U.S. holders of Towers Watson common stock that received Willis ordinary shares in the Merger, such holder’s tax basis in its Willis ordinary shares will be determined in the manner described above under “—U.S. Federal Income Tax Consequences of the Merger—Tax Consequences to U.S. Holders.” The gain or loss recognized by a U.S. holder on the sale, exchange or other taxable disposition of Willis ordinary shares will generally be capital gain or loss. Capital gains of non-corporate U.S. holders (including individuals) currently are eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if such holder has held the relevant property for more than one year as of the date of the sale, exchange or other taxable disposition. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Willis ordinary shares will generally be treated as U.S. source gain or loss.

Gain recognized by a U.S. holder that is an individual or estate may be subject to the 3.8% tax on net investment income described above under “—U.S. Federal Income Tax Consequences of the Merger—Tax Consequences to U.S. Holders.”

Tax Consequences to Non-U.S. Holders

In general, a non-U.S. holder of Willis ordinary shares will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on Willis ordinary shares or any gain recognized on a sale or other disposition of Willis ordinary shares (including any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s Willis ordinary shares) unless:

•	the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	in the case of gain only, the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

A non-U.S. holder that is a corporation may also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on the repatriation from the United States of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Information Reporting and Backup Withholding

Information reporting requirements apply with respect to (i) cash received by U.S. holders of Towers Watson common stock in the Towers Watson pre-merger special dividend and from the sale of fractional Willis ordinary shares, and (ii) dividends received by U.S. holders of Willis ordinary shares and the proceeds received on the disposition of Willis ordinary shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 28%) may apply to the foregoing amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the exchange agent or the U.S. holder’s broker) or is otherwise subject to backup withholding. Willis will also provide information to the exchange agent and withholding agents concerning the fair market value of Willis ordinary shares received by U.S. holders of Towers Watson common stock as consideration in the Merger, and such amounts may be reported to the IRS.

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to Willis ordinary shares, subject to certain exceptions (including an exception for Willis ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Willis ordinary shares. Such U.S. holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Willis ordinary shares.

Towers Watson will report to the IRS the amount of the Towers Watson pre-merger special dividend paid to non-US holders. Copies of these information returns may also be made available under the provisions of a specific tax treaty or other intergovernmental agreement to the tax authorities in the country in which the non-US holder resides.

Other information reporting requirements may apply to, and a non-U.S. holder may be subject to backup withholding on, cash received by non-U.S. holders of Towers Watson common stock in the Towers Watson pre-merger special dividend or from the sale of fractional Willis ordinary shares, unless the non-U.S. holder furnishes to the paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. Dividends paid with respect to Willis ordinary shares and proceeds from the sale or other disposition of Willis ordinary shares received in the United States by a non-U.S. holder or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules. Exemptions from information reporting and backup withholding will not apply if a withholding agent has actual knowledge, or reason to know, that the non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. Willis will also provide information to the exchange agent and withholding agents concerning the fair market value of Willis ordinary shares received by non-U.S. holders of Towers Watson common stock as consideration in the Merger, and such amounts may be reported to the IRS, subject to an exemption from reporting as discussed above.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit on a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Accounts

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act (referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid on Willis ordinary shares, or gross proceeds from the sale or other disposition of, Willis ordinary shares on or after January 1, 2017, and on the Towers Watson pre-merger special dividend, in each case, paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Treasury Department requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Willis shareholders and Towers Watson stockholders should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in Willis ordinary shares or to their receipt of any amounts with respect to the Towers Watson pre-merger special dividend.

U.S. Federal Income Tax Consequences of the Consolidation

Willis intends for the Consolidation to qualify as a “recapitalization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. On the basis that the Consolidation so qualifies, Willis shareholders whose pre-Consolidation Willis ordinary shares are exchanged in the Consolidation will not recognize gain or loss for U.S. federal income tax purposes, except to the extent of cash, if any, received in lieu of a fractional Willis ordinary share (which fractional share will be treated as received and then exchanged for such cash). Such Willis shareholder’s aggregate tax basis in the post-Consolidation Willis ordinary shares received in the Consolidation, including any fractional share treated as being received and then exchanged for cash, would be the same as such shareholder’s aggregate tax basis of the pre-Consolidation ordinary shares of Willis exchanged in the Consolidation. Such Willis shareholder’s holding period for the post-Consolidation Willis ordinary shares received in the Consolidation would include such shareholder’s holding period for the pre-Consolidation ordinary shares of Willis exchanged in the Consolidation.

In general, a Willis shareholder who receives cash in lieu of a fractional Willis ordinary share in the Consolidation will be treated as having received a fractional share in the Consolidation and then as having received the cash in exchange for the fractional share and should generally recognize capital gain or loss equal to the difference between the amount of the cash received in lieu of the fractional share and such shareholder’s tax basis allocable to such fractional share in addition to any capital gain or loss recognized as a result of the Merger. Any such capital gain or loss will generally be a long-term capital gain or loss if the Willis ordinary share exchanged for the fractional Willis ordinary share in the Consolidation was held for more than one year at the time the fractional share is sold by the exchange agent.

Willis shareholders who hold their pre-Consolidation ordinary shares of Willis with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular post-Consolidation Willis ordinary shares received in the Consolidation.

Irish Tax Consequences of the Consolidation

As part of the Consolidation, all fractional Willis ordinary shares will be aggregated and sold in the open market and each holder of Willis ordinary shares who would otherwise have been entitled to receive a fraction of a Willis ordinary share will receive, in lieu thereof, cash.

Willis shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their Willis ordinary shares in connection with a trade carried on through an Irish branch or agency will not be within the charge to Irish tax on chargeable gains on the receipt of cash proceeds pursuant to the Consolidation.

Willis shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes or that hold their Willis ordinary shares in connection with a trade carried on through an Irish branch or agency will, subject to the availability of any exemptions and reliefs, generally be within the charge to Irish tax on capital gains in respect of the cash proceeds received. Individual stockholders will not be chargeable to Irish capital gains for a year of assessment if the amount on which he or she is chargeable to capital gains tax for that year does not exceed €1,270.

Irish Tax Considerations

Scope of Discussion

The following is a summary of the material Irish tax consequences of the Merger to certain beneficial owners of Towers Watson common stock and the ownership and disposal of Willis ordinary shares received upon the consummation of the Merger by such owners. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each of the shareholders. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this joint proxy statement/prospectus and correspondence with the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in alteration of the tax considerations described below, possibly with retrospective effect.

The summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and shareholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the transaction and of the acquisition, ownership and disposal of Willis ordinary shares. The summary applies only to shareholders or stockholders who hold their Towers Watson common stock, and will own Willis ordinary shares, as capital assets and does not apply to other categories of shareholders or stockholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders or stockholders who acquired their Towers Watson common stock or who have, or who are deemed to have, acquired their Willis ordinary shares by virtue of an Irish office or employment (performed or carried on in Ireland). It is assumed for the purposes of this summary that upon completion of the Merger, Willis ordinary shares will be listed on the NYSE or the NASDAQ.

Irish Tax on Chargeable Gains

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

Non-Irish shareholders

Towers Watson stockholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their Towers Watson common stock in connection with a trade carried on by such stockholders through an Irish branch or agency will not be within the charge to Irish tax on chargeable gains on the cancellation of their Towers Watson common stock, or on the receipt of Willis ordinary shares and/or cash pursuant to the Merger.

Any subsequent disposal of Willis ordinary shares will not be within the charge to Irish tax on chargeable gains provided the holder of such shares is not resident or ordinarily resident in Ireland for Irish tax purposes and does not hold his or her shares in connection with a trade carried on by such shareholder through an Irish branch or agency.

Irish shareholders

Towers Watson stockholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or Towers Watson stockholders that hold their Towers Watson common stock in connection with a trade carried on by such persons through an Irish branch or agency, will, subject to the availability of any exemptions and reliefs, generally be within the charge to Irish tax on chargeable gains arising on the cancellation of their Towers Watson common stock pursuant to the Merger. Such stockholders should consult their own tax advisors as to the Irish tax consequences of the Merger.

The receipt by such a Towers Watson stockholder of Willis ordinary shares and cash (including any cash received in lieu of a fractional Willis ordinary share) should be treated as a part disposal of his or her shares of Towers Watson common stock for Irish CGT purposes in respect of the cash consideration received.

If the Merger is treated as a “scheme of reconstruction or amalgamation” for Irish CGT purposes, including a scheme for the amalgamation of any two or more companies, and provided it is effected for bona fide commercial reasons and does not form part of any arrangement or scheme of which the main purpose or one of the main purposes is the avoidance of liability to tax, the receipt by such Towers Watson stockholder of Willis ordinary shares would not be treated as a part disposal of his or her Towers Watson common stock for Irish CGT purposes. Instead the Willis ordinary shares received would be treated as the same asset as the Towers Watson common stock canceled and as acquired at the same time and for the same consideration as the Towers Watson common stock as adjusted for the part of the consideration attributable to the part disposal in respect of the receipt of cash.

A subsequent disposal of Willis ordinary shares by a shareholder who is resident or ordinarily resident in Ireland for Irish tax purposes or who holds his or her shares in connection with a trade carried on by such person through an Irish branch or agency will, subject to the availability of any exemptions and reliefs, generally be within the charge to Irish CGT. Such stockholders should consult their own tax advisors as to the Irish tax consequences of the Merger.

If the treatment described above were to apply on the receipt of Willis ordinary shares in exchange for Towers Watson common stock, a former Towers Watson stockholder’s base cost in the Willis ordinary shares received for Irish CGT purposes would be the consideration paid by such shareholder for the Towers Watson common stock when they were first acquired by that shareholder as adjusted, if applicable, for the part of the consideration attributable to the part disposal on the receipt of cash. In that case, any chargeable gain (or allowable loss) on a subsequent disposal or part disposal of the Willis ordinary shares would be calculated by reference to this allocated base cost.

A shareholder of Willis who is an individual and who is temporarily not resident in Ireland may, under Irish anti-avoidance legislation, still be liable to Irish tax on any chargeable gain realized upon subsequent disposal of the Willis ordinary shares during the period in which such individual is a non-resident.

Stamp Duty

Some of the statements in this section may be the subject of an application by Willis to the Irish tax authorities.

The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises it is generally a liability of the transferee.

No stamp duty should be payable on the cancellation of the Towers Watson common stock or the issue of Willis ordinary shares pursuant to the Merger.

Irish stamp duty may, depending on the manner in which the shares in Willis are held, be payable in respect of transfers of Willis ordinary shares.

Shares Held Through DTC

A transfer of Willis ordinary shares effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty. On the basis that most ordinary shares in Willis are expected to be held through DTC, it is anticipated that most transfers of ordinary shares will be exempt from Irish stamp duty.

Shares Held Outside of DTC or Transferred Into or Out of DTC

A transfer of Willis ordinary shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. Shareholders wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

•	there is no change in the beneficial ownership of such shares as a result of the transfer; and

•	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.

Due to the potential Irish stamp charge on transfers of Willis ordinary shares held outside of DTC, it is strongly recommended that those Towers Watson stockholders who do not hold their Towers Watson common stock through DTC (or through a broker who in turn holds such shares through DTC) should arrange for the transfer of their Towers Watson common stock into DTC as soon as possible and before the transaction is consummated.

Withholding Tax on Dividends (DWT)

Some of the statements in this section are the subject of an application by Willis to the Irish tax authorities.

Distributions made by Willis will, in the absence of one of many exemptions, be subject to DWT currently at a rate of 20%.

For DWT purposes, a distribution includes any distribution that may be made by Willis to its shareholders, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption does not apply in respect of a distribution made to a particular shareholder, Willis is responsible for withholding DWT prior to making such distribution.

General Exemptions

Irish domestic law provides that a non-Irish resident shareholder is not subject to DWT on dividends received from Willis if such shareholder is beneficially entitled to the dividend and is either:

•	a person (not being a company) resident for tax purposes in a Relevant Territory (including the U.S.) and is neither resident nor ordinarily resident in Ireland (for a list of Relevant Territories for DWT purposes, please see Annex E to this joint proxy statement/prospectus);

•	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

•	a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

•	a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

•	a company that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance;

and provided, in all cases noted above (but subject to “—Shares Held by U.S. Resident Shareholders” below), Willis or, in respect of shares held through DTC, any qualifying intermediary appointed by Willis, has received from the shareholder, where required, the relevant DWT Forms prior to the payment of the dividend. In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the shareholder where required should furnish the relevant DWT Forms to:

•	its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by Willis) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) if its shares are held through DTC, or

•	Willis’ transfer agent at least seven business days before the record date for the dividend if its shares are held outside of DTC.

Links to the various DWT Forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html.

Shareholders that are required to file DWT Forms in order to receive dividends free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

For non-Irish resident shareholders that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

Shares Held by U.S. Resident Shareholders

Dividends paid in respect of Willis ordinary shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such shares in the records of the broker holding such shares is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by Willis). It is strongly recommended that such shareholders, including Towers Watson stockholders who are U.S. residents and who receive Willis ordinary shares pursuant to the transaction, ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Willis).

Dividends paid in respect of Willis ordinary shares that are held outside of DTC and are owned by a former Towers Watson stockholder who is a resident of the United States will not be subject to DWT if such shareholders satisfy the conditions of one of the exemptions referred to above under the heading “—General Exemptions,” including the requirement to provide a completed IRS issued Form 6166 or a valid DWT Form to Willis’ transfer agent at least seven business days before the record date for the dividend to confirm its U.S. residence and claim an exemption. It is strongly recommended that Towers Watson stockholders who are U.S. residents and who receive Willis ordinary shares (which are to be held outside of DTC) pursuant to the transaction complete the appropriate IRS Form 6166 or a DWT Form and provide them to Willis’ transfer agent as soon as possible after receiving their shares.

If any shareholder that is resident in the United States receives a dividend from which DWT has been withheld, the shareholder should generally be entitled to apply for a refund of such DWT from the Irish Revenue Commissioners, provided the shareholder is beneficially entitled to the dividend.

Shares Held by Residents of Relevant Territories Other Than the United States

Shareholders who are residents of Relevant Territories, other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading “—General Exemptions,” including the requirement to furnish valid DWT Forms, in order to receive dividends without suffering DWT. If such shareholders hold their shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Willis) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker). If such shareholders hold their shares outside of DTC, they must provide the appropriate DWT Forms to Willis’ transfer agent at least seven business days before the record date for the dividend. It is strongly recommended that such shareholders including Towers Watson stockholders who are residents of Relevant Territories other than the U.S. and who receive Willis ordinary shares pursuant to the transaction, complete the appropriate DWT Forms and provide them to their brokers or Willis’ transfer agent, as the case may be, as soon as possible after receiving their shares.

If any shareholder who is resident in a Relevant Territory receives a dividend from which DWT has been withheld, the shareholder may be entitled to a refund of DWT from the Irish Revenue Commissioners provided the shareholder is beneficially entitled to the dividend.

Shares Held by Residents of Ireland

Most Irish tax resident or ordinarily resident shareholders (other than Irish resident companies that have completed the appropriate DWT forms) will be subject to DWT in respect of dividends paid on their Willis ordinary shares.

Shareholders that are residents of Ireland, but are entitled to receive dividends without DWT, must complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Willis) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) (in the case of shares held through DTC), or to Willis’ transfer agent at least seven business days before the record date for the dividend (in the case of shares held outside of DTC).

Willis shareholders who are resident or ordinarily resident in Ireland or are otherwise subject to Irish tax should consult their own tax advisors.

Shares Held by Other Persons

Willis shareholders that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any shareholders are exempt from DWT, but receive dividends subject to DWT, such shareholders may apply for refunds of such DWT from the Irish Revenue Commissioners.

Dividends paid in respect of Willis ordinary shares held through DTC that are owned by a partnership formed under the laws of a Relevant Territory and where all the underlying partners are residents in a Relevant Territory will be entitled to exemption from DWT if all of the partners complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Willis) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker). If any partner is not a resident of a Relevant Territory, no partner is entitled to exemption from DWT.

Qualifying Intermediary

Willis has put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of shares of Willis that are held through DTC, which are referred to as the “Deposited Securities.” The agreement provides that the qualifying intermediary will distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after Willis delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

Willis will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where shareholders reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT Forms.

Income Tax on Dividends Paid on Willis Ordinary Shares

Irish income tax may arise for certain persons in respect of dividends received from Irish resident companies.

A shareholder that is not resident or ordinarily resident in Ireland and that is entitled to an exemption from DWT generally has no liability to Irish income tax or the universal social charge on a dividend from Willis. An exception to this position may apply where such shareholder holds Willis ordinary shares through a branch or agency in Ireland through which a trade is carried on.

A shareholder that is not resident or ordinarily resident in Ireland and that is not entitled to an exemption from DWT generally has no additional Irish income tax liability or liability to the universal social charge. The DWT deducted by Willis discharges the liability to income tax and the universal social charge. An exception to this position may apply where the shareholder holds Willis ordinary shares through a branch or agency in Ireland through which a trade is carried on.

Irish resident or ordinarily resident shareholders may be subject to Irish tax and (in the case of an individual) the universal social charge and/or Pay Related Social Insurance on dividends received from Willis. Such Willis shareholders should consult their own tax advisors.

Capital Acquisitions Tax (CAT)

CAT comprises principally gift tax and inheritance tax. CAT could apply to a gift or inheritance of Willis ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because Willis ordinary shares are regarded as property situated in Ireland for Irish CAT purposes as the share register of Willis must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

CAT is currently levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €225,000 in respect of taxable gifts or inheritances received from their parents. Willis shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. TOWERS WATSON STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE TRANSACTION AND OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF WILLIS ORDINARY SHARES.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information, which are referred to in this joint proxy statement/prospectus as the unaudited pro forma financial information, is presented to illustrate the estimated effects of the Merger based on the historical financial statements and accounting records of Willis and Towers Watson after giving effect to the Merger, and the Merger-related pro forma adjustments as described in these notes.

The fiscal year of Willis ends on December 31 and the fiscal year of Towers Watson ends on June 30. The following unaudited pro forma condensed combined statement of income for the fiscal year ended December 31, 2014 was prepared based on the following historical periods: (i) the historical consolidated statement of income of Willis for the year ended December 31, 2014 and (ii) the historical consolidated statement of income of Towers Watson for the twelve months ended December 31, 2014, which was derived by adding the consolidated statement of income for the fiscal year ended June 30, 2014 to the consolidated condensed statement of income for the three months ended September 30, 2014 and the consolidated condensed statement of income for the three months ended December 31, 2014, and deducting both the consolidated condensed statement of income for the three months ended September 30, 2013 and the consolidated condensed statement of income for the three months ended December 31, 2013.

The following unaudited pro forma condensed combined statement of income for the six months ended June 30, 2015 was prepared based on the following historical periods: (i) the historical condensed consolidated statement of income of Willis for the six months ended June 30, 2015 and (ii) the historical condensed consolidated statement of income of Towers Watson for the six months ended June 30, 2015, which was derived by subtracting the condensed consolidated statement of income for the three months ended December 31, 2014 and the three months ended September 30, 2014 from the consolidated statement of income for the fiscal year ended June 30, 2015. The following unaudited pro forma condensed combined balance sheet was prepared based on the following historical dates: (i) the historical condensed consolidated balance sheet of Willis as of June 30, 2015 and (ii) the historical consolidated balance sheet of Towers Watson as of June 30, 2015. For further information on historical Towers Watson financial information, refer to Note 1 and Note 2, respectively, of the accompanying notes to the unaudited pro forma condensed combined financial information.

The following unaudited pro forma condensed combined financial information has been prepared to reflect the Merger and is provided for illustrative purposes only. The unaudited pro forma condensed combined statements of income assume that the Merger occurred on January 1, 2014. The unaudited pro forma condensed combined balance sheet does not necessarily reflect what Willis’ financial position would have been had the Merger been completed on June 30, 2015, or for any future or historical period.

The unaudited pro forma financial information was prepared using the acquisition method of accounting with Willis treated as the accounting acquirer and, therefore, the historical basis of Willis’ assets and liabilities was not affected by the Merger. The unaudited pro forma financial information has been developed from and should be read in conjunction with the Willis and Towers Watson audited consolidated financial statements and related notes contained in the audited consolidated financial statements of Wills included in Item 8 filed on Form 8-K filed on August 21, 2015, and the Towers Watson’s Annual Report on Form 10-K for the year ended June 30, 2015, which are incorporated by reference into this joint proxy statement/prospectus. For purposes of developing the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2015, Towers Watson’s assets, including identifiable intangible assets, and liabilities have been recorded at their estimated fair values and the excess aggregate Merger Consideration has been assigned to goodwill. The fair values assigned in this unaudited pro forma financial information are preliminary and represent Willis management’s and Towers Watson’s management’s best estimate of fair value and are subject to revision.

Certain historical balances of Towers Watson have been reclassified to conform to the pro forma combined presentation. Willis management and Towers Watson management expects that there could be additional reclassifications following the Merger. Additionally, Willis management and Towers Watson management will continue to assess Willis’ and Towers Watson’s respective accounting policies for any additional adjustments that may be required to conform Towers Watson’s accounting policies to those of Willis.

The unaudited pro forma financial information is provided for illustrative purposes only and is based on adjustments that are preliminary and are based upon available information and certain assumptions that Willis management and Towers Watson management believes are reasonable under the circumstances, as described in the accompanying notes to the unaudited pro forma combined financial information. The unaudited pro forma financial information has not been adjusted to give effect to certain expected financial benefits of the Merger, such as revenue synergies, tax savings and cost synergies, or the anticipated costs to achieve these benefits, including the cost of integration activities. The unaudited pro forma condensed combined financial information does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Willis would have been had the Merger occurred on the dates indicated, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position. The actual financial position and results of operations will differ, potentially significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the unaudited pro forma financial information.

Prior to the closing date, Towers Watson intends to declare and pay the Towers Watson per-merger special dividend, in an amount of $4.87 per share of Towers Watson common stock, approximately $337 million in the aggregate based on approximately 69 million Towers Watson shares issued and outstanding at June 29, 2015. Upon closing of the Merger, Towers Watson stockholders will receive 2.6490 Willis ordinary shares in exchange for each issued and outstanding share of Towers Watson common stock. For purposes of this unaudited pro forma financial information,, the estimated aggregate consideration to complete the Merger would have been $8 billion based upon a per share price of $45.40, the closing price of Wills ordinary shares on June 29, 2015, and approximately 69 million shares of Towers Watson common stock outstanding as of June 29, 2015. ASC 805, Business Combinations, requires that the consideration transferred be measured at the date the Merger is completed at the then-current market price. This requirement will likely result in a total consideration that is different from the amount assumed in this unaudited pro forma condensed combined financial information. Based on approximately 69 million shares of Towers Watson common stock outstanding as of June 29, 2015 and the Exchange Ratio described above, each dollar increase (decrease) in the per share price of Willis ordinary shares will result in a $183 million increase (decrease) in the total consideration for the transaction, substantially all of which Willis expects would be recorded as an increase (decrease) in the amount of goodwill recorded in the transaction. The outstanding number of shares of Towers Watson common stock will change prior to the closing of the Merger due to transactions in the ordinary course, including the vesting of outstanding Towers Watson equity awards. These changes are not expected to have a material effect on this unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the six months ended June 30, 2015

	Historical Willis	Historical Towers Watson	Pro Forma Adjustments (Note 2)		Pro Forma Combined
	(Millions, except per share data) (Unaudited)
REVENUES
Commissions and fees	$1,998	$1,809	$(1)	a,m	$3,806
Investment income	6	2	—	a	8
Other income	5	—	—		5

Total revenues	2,009	1,811	(1)		3,819

EXPENSES
Salaries and benefits	(1,128)	(1,069)	12	a,k,o	(2,185)
Other operating expenses	(339)	(361)	7	a,e,m,p	(693)
Depreciation expense	(45)	(52)	—	b	(97)
Amortization of intangible assets	(30)	(31)	(86)	a,c	(147)
Restructuring costs	(69)	—	—		(69)

Total expenses	(1,611)	(1,513)	(67)		(3,191)

OPERATING INCOME	398	298	(68)		628
Other income (expense), net	17	1	—		18
Interest expense	(68)	(5)	1	a,g	(72)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND INTEREST IN EARNINGS OF ASSOCIATES	347	294	(67)		574
Income taxes	(75)	(100)	26	h	(149)

INCOME FROM CONTINUING OPERATIONS BEFORE INTEREST IN EARNINGS OF ASSOCIATES	272	194	(41)		425
Interest in earnings of associates, net of tax	14	—	—		14

NET INCOME FROM CONTINUING OPERATIONS	286	194	(41)		439
Income from discontinued operations	—	—	—		—

NET INCOME	286	194	(41)		439
Less: net income attributable to noncontrolling interests	(6)	(1)	—		(7)

NET INCOME ATTRIBUTABLE TO WILLIS	$280	$193	$(41)		$432

EARNINGS PER SHARE—BASIC AND DILUTED
—Basic earnings per share	$1.56	$2.78		l	$3.15
—Diluted earnings per share	$1.54	$2.77		l	$3.13

CASH DIVIDENDS DECLARED PER COMMON SHARE	$0.62	$0.30			$0.62

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the year ended December 31, 2014

	Historical Willis	Historical Towers Watson	Pro Forma Adjustments (Note 2)		Pro Forma Combined
	(Millions, except per share data) (Unaudited)
REVENUES
Commissions and fees	$3,767	$3,620	$(125)	a,m,n	$7,262
Investment income	16	4	—	a	20
Other income	19	—	—		19

Total revenues	3,802	3,624	(125)		7,301

EXPENSES
Salaries and benefits	(2,314)	(2,170)	28	a,k,o	(4,456)
Other operating expenses	(659)	(717)	(2)	a,m,p	(1,378)
Depreciation expense	(92)	(105)	—	b	(197)
Amortization of intangible assets	(54)	(72)	(188)	a,c	(314)
Restructuring costs	(36)	—	—		(36)

Total expenses	(3,155)	(3,064)	(162)		(6,381)

OPERATING INCOME	647	560	(287)		920
Other income (expense), net	6	5	—		11
Interest expense	(135)	(9)	(3)	a,g	(147)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND INTEREST IN EARNINGS OF ASSOCIATES	518	556	(290)		784
Income taxes	(159)	(180)	105	h	(234)

INCOME FROM CONTINUING OPERATIONS BEFORE INTEREST IN EARNINGS OF ASSOCIATES	359	376	(185)		550
Interest in earnings of associates, net of tax	14	—	—		14

NET INCOME FROM CONTINUING OPERATIONS	373	376	(185)		564
Income from discontinued operations	—	4	—		4

NET INCOME	373	380	(185)		568
Less: net income attributable to noncontrolling interests	(11)	(3)	—		(14)

NET INCOME ATTRIBUTABLE TO WILLIS	$362	$377	$(185)		$554

EARNINGS PER SHARE—BASIC AND DILUTED
—Basic earnings per share	$2.03	$5.37		l	$4.07
—Diluted earnings per share	$2.00	$5.34		l	$4.04

CASH DIVIDENDS DECLARED PER COMMON SHARE	$1.20	$0.58			$1.20

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As at June 30, 2015

	Historical Willis	Historical Towers Watson	Pro Forma Adjustments (Note 2)		Pro Forma Combined
	(Millions) (Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$483	$715	$(240)	g	$958
Short-term investments	—	127	—		127
Accounts receivable, net	1,226	800	(5)	a,m	2,021
Fiduciary assets	11,006	38	—		11,044
Deferred tax assets	9	39	(30)	h	18
Other current assets	222	117	2	g	341

Total current assets	12,946	1,836	(273)		14,509

NON-CURRENT ASSETS
Fixed assets, net	516	391	—	b	907
Goodwill	3,097	2,278	4,639	d	10,014
Other intangible assets, net	675	654	1,427	c	2,756
Investments in associates	168	—	—		168
Deferred tax assets	6	63	(22)	h	47
Pension benefits asset	677	89	—		766
Other non-current assets	234	83	6	g	323

Total non-current assets	5,373	3,558	6,050		14,981

TOTAL ASSETS	$18,319	$5,394	$5,777		$29,490

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Fiduciary liabilities	$11,006	$38	$—		$11,044
Deferred revenue and accrued expenses	443	824	(117)	a,e,f,g,n	1,150
Income taxes payable	35	18	—	a,h	53
Current portion of long-term debt	468	25	(25)	g	468
Deferred tax liabilities	21	4	36	h	61
Other current liabilities	522	221	(14)	a,m,p	729

Total current liabilities	12,495	1,130	(120)		13,505

NON-CURRENT LIABILITIES
Long-term debt	2,052	215	122	g	2,389
Liability for pension benefits	294	481	—	a	775
Deferred tax liabilities	211	98	484	a,h	793
Provision for liabilities	220	236	—		456
Other non-current liabilities	506	286	(37)	a,p	755

Total non-current liabilities	3,283	1,316	569		5,168

Total liabilities	15,778	2,446	449		18,673

REDEEMABLE NONCONTROLLING INTEREST	52	—	—		52
EQUITY
Total Willis stockholders’ equity	2,393	2,932	5,328	e,i,j,k,o	10,653
Noncontrolling interests	96	16	—		112

Total equity	2,489	2,948	5,328		10,765

TOTAL LIABILITIES AND EQUITY	$18,319	$5,394	$5,777		$29,490

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(dollars in millions, except per share data and where indicated)

1. Basis of pro forma presentation

On June 29, 2015, Willis entered into the Merger Agreement pursuant to which Willis will combine with Towers Watson, a leading provider of advisory services and solutions across four business segments: (i) benefits; (ii) risk and financial services, (iii) exchange solutions, and (iv) talent and rewards. If the Merger is completed, Towers Watson stockholders will have the right to receive 2.6490 Willis ordinary shares for each share of Towers Watson common stock owned as of immediately prior to the effective time of the Merger. Upon completion of the Merger, Towers Watson stock options and other equity awards will convert into stock options and equity awards with respect to Willis ordinary shares, after giving effect to the Exchange Ratio. On the second business day immediately prior to the closing date, Towers Watson intends to declare and pay the Towers Watson pre-merger special dividend, in an amount of $4.87 per share of Towers Watson common stock, approximately $337 million in the aggregate based on approximately 69 million Towers Watson shares issued and outstanding at June 29, 2015.

The Exchange Ratio is fixed and will not be adjusted for changes in the market value of Willis ordinary shares or Towers Watson common stock. Because the Exchange Ratio was fixed at the time the Merger Agreement was executed and because the market value of Willis ordinary shares and Towers Watson common stock will continue to fluctuate, Towers Watson stockholders cannot be sure of the value of the shares of Willis ordinary shares they will receive relative to the value of their shares of Towers Watson common stock and will likely result in a per share equity component different from the $45.40 closing share price of Willis ordinary shares on June 29, 2015 that is assumed for purposes of this unaudited pro forma financial information, and that difference may be material. Subject to customary closing conditions, the Merger is currently expected to be completed by December 31, 2015.

The Merger will be accounted for using the acquisition method of accounting with Willis considered the acquirer of Towers Watson.

The accompanying unaudited pro forma financial information is intended to reflect the impact of the Merger on Willis’ consolidated financial statements and presents pro forma consolidated financial position and results of operations of Willis based on the historical financial statements of Willis and Towers Watson after giving effect to the Merger and pro forma adjustments as described in these notes. Pro forma adjustments are included only to the extent they are (i) directly attributable to the Merger, (ii) factually supportable and (iii) with respect to the statement of income, expected to have a continuing impact on the combined results. The accompanying unaudited pro forma financial information is presented for illustrative purposes only and has not been adjusted to give effect to certain expected financial benefits of the Merger, such as revenue synergies, tax savings and cost synergies, or the anticipated costs to achieve these benefits, including the cost of integration activities.

The Unaudited Pro Forma Condensed Combined Balance Sheet gives effect to the Merger as if it had occurred on June 30, 2015, and the Unaudited Pro Forma Condensed Combined Statements of Income give effect to the Merger as if it had occurred on January 1, 2014.

Fair Value Adjustments

The unaudited pro forma financial information reflects the preliminary assessment of fair values and lives assigned to the assets acquired and liabilities assumed. Fair value estimates were determined based on preliminary discussions between Willis and Towers Watson management, due diligence efforts and information available in public filings. The allocation of the aggregate Merger Consideration used in the preliminary unaudited pro forma condensed combined financial information is based on preliminary estimates. The estimates and assumptions are subject to change as of the effective time of the Merger. The final determination of the allocation of the aggregate Merger Consideration will be based on the actual tangible assets and liabilities, and the intangible assets of Towers Watson at the effective time of the Merger. In particular, the final valuation of intangible assets and the assessment of their useful lives may change significantly from the preliminary estimates, which could result in a material change to the amortization of intangible assets.

Purchase price

The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect the estimated fair values of the identifiable assets acquired and liabilities assumed and the excess of the aggregate Merger Consideration over these fair values is recorded in goodwill. The fair value of the aggregate Merger Consideration in the unaudited pro forma financial information is approximately $8 billion. This amount was derived based on the outstanding shares of Towers Watson common stock at June 29, 2015, the Exchange Ratio and a price per share of Willis ordinary shares of $45.40, which represents the closing price on June 29, 2015. The actual number of Willis ordinary shares issued to Towers Watson stockholders upon closing of the Merger will be based on the actual number of shares of Towers Watson common stock outstanding when the Merger closes, and the valuation of those shares will be based on the trading prices of Willis ordinary shares at that time. Towers Watson equity awards outstanding at the time of the closing of the Merger will be converted into equity awards of Willis ordinary shares, after giving effect to the Exchange Ratio. The terms of these awards, including vesting provisions, will be identical to those of the historical Towers Watson equity awards, except that a grantee’s Towers Watson stock equity awards will vest if the grantee’s employment is terminated without “cause” within 12 months following the effective time of the Merger.

The table below presents the preliminary aggregate Merger Consideration as if the Merger had closed on June 30, 2015, along with a preliminary allocation of the aggregate Merger Consideration to the assets acquired and liabilities assumed.

Preliminary Aggregate Merger Consideration

Number of shares of Towers Watson common stock outstanding as of June 29, 2015	69 million
Willis share price on June 29, 2015	$45.40
Exchange ratio	2.6490
Number of Willis ordinary shares to be issued (prior to reverse stock split)	183 million

(Millions)
Calculation of preliminary estimated aggregate Merger Consideration:
Estimated fair value of 183 million Willis ordinary shares(i)	$8,324

Preliminary estimated aggregate Merger Consideration	$8,324

(i)	The estimated fair value per share is based on the closing prices of shares of Willis ordinary shares at June 29, 2015, the date of the Merger Agreement.

Preliminary Allocation of Aggregate Merger Consideration

(Millions)
Cash and cash equivalents	$475
Accounts receivable, net	800
Other current assets	285
Fixed assets, net	391
Goodwill	6,917
Other intangible assets(i)	2,081
Other non-current assets	219
Deferred tax liabilities	(622)
Other current liabilities(iii)	(918)
Other non-current liabilities	(967)
Long term debt, including current portion(ii)	(337)

Allocated Aggregate Merger Consideration	$8,324

(i)	Represents identified intangible assets; primarily relates to customer relationships and core/developed technology and other marketing related intangibles.
(ii)	Represents amounts outstanding on Towers Watson’s revolving credit facility following repayment of term loans and Towers Watson’s revolving credit facility and assumed draw down on Towers Watson’s revolving credit facility that will be established prior to the closing date to fund the Towers Watson pre-merger special dividend.
(iii)	Includes estimated payments due under change of control clauses in certain senior management employment contracts and net deferred tax assets associated with fair value adjustments to the fair value of assets and liabilities included in this table with the exception of goodwill.

Upon completion of the fair value assessment following the Merger, Willis and Towers Watson anticipate the ultimate fair values of the net assets acquired will differ from the preliminary assessment outlined above. Generally, changes to the initial estimates of the fair value of assets and liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

Other Transaction-related Adjustments

The unaudited pro forma financial information reflects certain reclassifications of Towers Watson balance sheet and statement of income categories to conform to Willis’ presentation.

The unaudited pro forma financial information reflects certain adjustments to eliminate transactions between Willis and Towers Watson.

The unaudited pro forma financial information does not reflect any adjustments to conform Towers Watson’s accounting policies to those adopted by Willis as no such adjustments were identified that would have a material effect on the unaudited pro forma financial information.

Further review may identify additional reclassifications, intercompany transactions or differences between accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma financial information of the combined company. At this time, Willis and Towers Watson are not aware of any reclassifications, intercompany transactions or accounting policy differences that would have a material impact on the unaudited pro forma financial information that are not reflected in these pro forma adjustments.

Items Not Adjusted in the Unaudited Pro Forma Financial Information

The unaudited pro forma financial information does not include any adjustments for liabilities or related costs that may result from integration activities. Significant liabilities and related costs may ultimately be recorded for employee severance or relocation, costs of vacating some facilities and costs associated with other exit and integration activities. These items have not been considered with regard to potential tax planning strategies that may result from the Merger.

2. Transaction-related Adjustments

The unaudited pro forma financial information reflects the following adjustments:

a)	Conforming reclassifications and adjustments. Certain reclassifications have been made to amounts in the Towers Watson historical balance sheet and statement of income to conform to Willis’ presentation. These include reclassifying certain Towers Watson’s balance sheet captions, including accounts payable, accrued liabilities and deferred income, uncertain tax provisions, and employee-related liabilities, into the Willis captions of other liabilities, deferred revenue and accrued expenses, other non-current liabilities, and liability for pension benefits and presenting components of Towers Watson’s professional and subcontracted services, occupancy and general and administrative expenses within the Willis caption of other operating expenses.

b)	Property and equipment. Towers Watson’s property and equipment is reflected at book value. No adjustment has been made because it was preliminarily assumed that the recorded book value in the Towers Watson balance sheet approximates the fair value. As such, there is no adjustment to depreciation expense resulting from a pro forma fair value adjustment.

c)	Intangible assets. Adjustments to eliminate Towers Watson’s historical identifiable intangible assets of $654 million and related amortization of $72 million for the year ended December 31, 2014 and $31 million for the six months ended June 30, 2015 and to reflect the preliminary estimated fair values of Towers Watson’s identifiable intangible assets and related amortization that management has determined based on estimates and assumptions that it considers to be reasonable. The primary assets include customer relationships, core/developed technology and other marketing related intangibles. The amortization adjustment for the customer relationship asset is based on a preliminary assumption of amortization on an accelerated basis (i.e. reducing balance). Other acquired finite-lived intangible assets such as core/developed technology are amortized on a straight line basis. Marketing related intangibles are preliminarily considered to be indefinite-lived intangible assets. These assumptions are subject to further analysis and may change, which would result in a change to the incremental amortization adjustment included in the unaudited pro forma financial information. The following table presents information about the identifiable intangible assets:

	Preliminary Fair Value	Estimated Useful Life in Years	Six month ended June 30, 2015 Amortization	Year ended December 31, 2014 Amortization
	(Millions)		(Millions)
Customer relationships	$650	10	$52	$130
Core/developed technology	650	5	65	130
Marketing related	781	—	—	—

Total pro forma adjustments	$2,081		$117	$260

d)	Goodwill. Adjustments to eliminate Towers Watson’s historical goodwill and record the preliminary fair value of goodwill resulting from the Merger. Goodwill is not amortized but rather is assessed for impairment at least annually or more frequently whenever events or circumstances indicate that goodwill might be impaired.

e)	Transaction-related costs. Adjustments to record liabilities of $52 million, net of related tax benefits, as of June 30, 2015 for advisory fees related to the Merger with a corresponding adjustment to Willis shareholders’ equity. The amount does not include estimates for fees that are not readily determinable or factually supportable. Transaction-related costs of $8 million, net of related tax benefits, incurred in the six months ended June 30, 2015, have been excluded for pro forma financial information purposes.

f)	Change of control clauses. Adjustments to record liabilities for estimated payments of $5 million, net of related tax benefits, due under change of control clauses in certain executive officer management contracts.

g)	Long-term debt. Adjustments to record the repayment of Towers Watson’s term loan and revolving credit facility of $240 million as of June 30, 2015 and the elimination of related interest expense of $4 million and $4 million for the year ended December 31, 2014 and the six months ended June 30, 2015, respectively. Adjustments to recognise the draw down on the revolving credit facility that will be established prior to the closing date to fund the Towers Watson pre-merger special dividend of $337 million have been recorded as an increase in long term debt. Adjustments to record related interest expense and amortization of related deferred debt issuance costs of $7 million and $3 million for the year ended December 31, 2014 and the six months ended June 30, 2015, respectively and record debt issue costs of $8 million as at June 30, 2015.

h)	Income taxes. Adjustments to record the deferred tax impact of acquisition accounting adjustments, primarily related to intangible assets, including customer relationships, core/developed technology and marketing-related intangibles, and the income and deferred tax impact of the pro forma adjustments. The incremental deferred tax assets and liabilities and the income tax expense were calculated based on the U.S. and foreign statutory rates where fair value adjustments were estimated. A U.S. statutory rate of 40% was used. Adjustment to reclassify the Balance Sheet presentation for deferred taxes between current deferred tax liability and current deferred tax asset. Pro forma adjustments for income tax purposes have been determined without regard to potential tax planning strategies that may result from the Merger of Towers Watson with Willis.

i)	Willis ordinary shares issuance. An estimated 183 million Willis ordinary shares will be issued to Towers Watson stockholders as the Merger Consideration in connection with the Merger, based on Towers Watson shares of common stock outstanding as of June 29, 2015, at a per share price of $45.40, which was the closing price on June 29, 2015, for a total value of approximately $8 billion.

j)	Towers Watson stockholders’ equity. The elimination of all Towers Watson stockholders’ equity, including common stock, additional paid-in capital, treasury stock, retained earnings and accumulated other comprehensive loss.

k)	Pension amortization. Adjustments to remove the net periodic benefit costs of $23 million and $11 million for the year ended December 31, 2014 and the six months ended June 30, 2015, respectively, associated with the amortization of net actuarial losses and prior service credits/costs for Towers Watson’s pension plans. Net actuarial gains and losses and prior service credits are included in the accumulated other comprehensive income component of equity. Because Towers Watson’s equity, including accumulated other comprehensive income/(loss), net, is eliminated in the opening balance sheet, the results for the period following the Merger will not include any impact from amortization of these deferred net actuarial gains and losses and prior service credits.

l)	Earnings per share. The pro forma combined basic and diluted earnings per share for the year ended December 31, 2014 and the six months ended June 30, 2015 is calculated as follows:

	Year ended December 31, 2014	Six months ended June 30, 2015
	(Millions, except per share data)
Willis historic average basic shares in issue	178	179
Shares issued for Towers Watson(i)	183	183

Willis historic average basic shares in issue (before reverse stock split)	361	362
Willis historic average basic shares in issue (after reverse stock split of 1:2.6490 shares)	136	137
Dilutive effect of securities (after reverse stock split of 1:2.6490 shares)	1	1

Diluted weighted average shares outstanding (after reverse stock split of 1:2.6490 shares)	137	138

Pro forma net income attributable to Willis	$554	$432
Earnings per share—basic	$4.07	$3.15

Earnings per share—diluted	$4.04	$3.13

(i)	Shares issued for Towers Watson based on approximately 69 million Towers Watson shares outstanding at June 29, 2015 and the Exchange Ratio.

m)	Intercompany trading. Adjustments to eliminate trading between Willis and Towers Watson of $4 million and $1 million for the year ended December 31, 2014 and the six months ended June 30, 2015 and derecognise trading balances of $5 million as of June 30, 2015.

n)	Deferred income. Adjustment to derecognise Towers Watson deferred income in excess of the remaining performance obligation assumed as part of the business combination of $182 million as of June 30, 2015, from deferred revenue and accrued expenses and $121 million for the year ended December 31, 2014 from commissions and fees. There is no equivalent adjustment in the six months ended June 30, 2015 since all deferred revenue in excess of performance obligation as of January 1, 2014 was recognized as revenue within the 12 months ended December 31, 2014.

o)	Share based compensation. Adjustments to recognise Towers Watson share-based payments in accordance with Willis accounting policies of credits of $5 million and $1 million for the year ended December 31, 2014 and the six months ended June 30, 2015, respectively.

p)	Deferred rent. Adjustment to remove deferred rent credit related to lease incentives of $46 million as of June 30, 2015 and the elimination of the related income statement benefit of $6 million and $3 million, net of tax, for the year ended December 31, 2014 and the six months ended June 30, 2015, respectively.

MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE TRANSACTIONS

Executive Officers of the Combined Company

Set forth below are the names, ages as of October 7, 2015, and titles of the individuals expected to serve as the combined company’s executive officers as of the consummation of the Merger.

Name	Age	Title
John J. Haley	65	Chief Executive Officer and Director
Dominic Casserley	57	President, Deputy Chief Executive Officer, Head of Investment, Risk and Reinsurance and Director
Nicolas Aubert	50	Head of Great Britain
Anne Bodnar	59	Head of Human Resources
James K. Foreman	57	Head of Exchange Solutions
Matthew S. Furman	46	General Counsel
Adam Garrard	49	Head of International
Julie J. Gebauer	54	Head of Human Capital & Benefits
Carl Hess	53	Co-Head of North America
Todd Jones	50	Co-Head of North America
Roger Millay	57	Chief Financial Officer
Paul Morris	51	Head of Western Europe
David Shalders	48	Operations and Technology Director
Timothy D. Wright	53	Head of Global Risk and Broking

Set forth below is a brief description of the position and business experience of each of the foregoing executive officers.

John J. Haley—Mr. Haley has served as the Chief Executive Officer and Chairman of the board of directors of Towers Watson since January 1, 2010, and as President since October 3, 2011. Previously, he served as President and Chief Executive Officer of Watson Wyatt beginning on January 1, 1999, as Chairman of the Board of Watson Wyatt beginning in 1999 and as a director of Watson Wyatt beginning in 1992. Mr. Haley joined Watson Wyatt in 1977. Prior to becoming President and Chief Executive Officer of Watson Wyatt, he was the Global Director of the Benefits Group at Watson Wyatt. Mr. Haley is a Fellow of the Society of Actuaries, and a member of the American Academy of Actuaries and the Conference of Consulting Actuaries. He is also a co-author of Fundamentals of Private Pensions (University of Pennsylvania Press). Mr. Haley also serves on the boards of MAXIMUS, Inc., a provider of health and human services program management, consulting services and system solutions, and Hudson Global, Inc., an executive search, specialty staffing and related consulting services firm. He has an A.B. in Mathematics from Rutgers College and studied under a Fellowship at the Graduate School of Mathematics at Yale University.

Dominic Casserley—Mr. Casserley was appointed as Chief Executive Officer of Willis and as a member of the Willis board of directors on January 7, 2013. Prior to joining Willis, Mr. Casserley, was a senior partner of McKinsey & Company, which he joined in New York in 1983. During his 29 years at McKinsey, Mr. Casserley led the firm’s Greater China Practice and its UK and Ireland Practice. Mr. Casserley had been a member of the McKinsey Shareholders Council, the firm’s global board, since 1999 and for four years served as the Chairman of the Finance Committee of that board. Mr. Casserley is a graduate of Cambridge University.

Nicolas Aubert—Mr. Aubert has served as CEO of Willis GB, the operating segment of Willis Group Holdings that includes Willis’ London specialty businesses and facultative, and the retail insurance business in Great Britain since January 2015. Prior to joining Willis, Mr. Aubert was the Chief Operating Officer of American International Group (referred to as “AIG”) in Europe, Middle East and Africa, and formerly Managing Director of AIG in the UK. As Managing Director of AIG in the UK, Mr. Aubert led one of the largest insurance companies operating both on the London market and the UK retail insurance market, with offices located throughout the country. After joining AIG in June 2002 to lead AIG France, Mr. Aubert served in various other senior management positions, including Managing Director of Southern Europe, where he oversaw operations in 12 countries including Israel. Prior to AIG, Mr. Aubert worked in various leadership positions at ACE, CIGNA, GAN and started his career at GENERALI. He holds specialized Masters Degrees in Insurance Law (DESS Assurances) from Pantheon-Sorbonne University of Paris and from Institut des Assurances de Paris (Universite Paris-Dauphine) and an MBA from the French High Insurance Studies Center (CHEA).

Anne Bodnar—Ms. Bodnar has served on Towers Watson’s Management Committee since January 2015 and has been Towers Watson’s Chief Administrative Officer since January 1, 2010. She previously served as Managing Director of HR at Towers Perrin beginning in 2001. From 1995 to 2000, Ms. Bodnar led the firm’s recruiting and learning and development efforts. Prior to that, she was a strategy consultant in the firm’s Human Capital business. Earlier in her career, Ms. Bodnar held several operational and strategic planning roles at what is now JP Morgan Chase. Ms. Bodnar has published a chapter entitled “HR as a Strategic Partner” in Human Resources Leadership Strategies: Fifteen Ways to Enhance HR Value in Your Company. She was elected to the YWCA’s Academy of Women Achievers in 1999. Ms. Bodnar graduated cum laude and Phi Beta Kappa from Smith College and has an M.B.A. from Harvard Business School.

James K. Foreman—Mr. Foreman has served as Managing Director of the Exchange Solutions business segment of Towers Watson since February 1, 2014, and prior to that, as Managing Director, The Americas of Towers Watson since April 1, 2011. Immediately prior to that, he served as Managing Director of the North America region. Prior to the merger of Towers, Perrin, Forster & Crosby, Inc. (referred to as “Towers Perrin”) and Watson Wyatt Worldwide, Inc. (referred to as “Watson Wyatt”), Mr. Foreman served as Managing Director of the Human Capital Group of Towers Perrin beginning June 2007, with overall responsibility for the global lines of business and geographic operations of Towers Perrin’s Human Capital Group. Mr. Foreman joined Towers Perrin in 1985 and worked for almost 20 years at Towers Perrin in a number of leadership positions, including Managing Director of Towers Perrin’s Health & Welfare practice and member of Towers Perrin’s board of directors from 2003 to 2005, before joining Aetna Inc. in 2005 to become the executive vice president of its national businesses division. He rejoined Towers Perrin in June 2007. Mr. Foreman holds a B.A. in Business Economics from the University of California at Los Angeles.

Matthew S. Furman—Mr. Furman was appointed Executive Vice President and Group General Counsel of Willis in April 2015. He oversees Willis Group’s legal, compliance, risk, corporate secretary, and audit functions. From 2007 until March 2015, Mr. Furman was Senior Vice President, Group General Counsel—Corporate and Governance, and Corporate Secretary for The Travelers Companies, Inc. In that role, he oversaw corporate, governance and shared service legal matters for The Travelers Companies, Inc. From 2000 until 2007, Mr. Furman was an attorney at Goldman, Sachs & Co. in New York, where he was Vice President and Associate General Counsel in the finance and corporate legal group. Prior to that, he was in private practice, with almost six years’ experience at Simpson Thacher & Bartlett in New York. Mr. Furman also serves as a Director of the Legal Aid Society and a member of the U.S. Securities and Exchange Commission’s Investor Advisory Committee. He holds a bachelor’s degree from Brown University and a law degree from Harvard Law School.

Adam L. Garrard—Mr. Garrard has served as Chief Executive Officer for Willis in Asia since September 2012. Previously, he served as Chief Executive officer for Willis in Europe from January 2009, Chief Executive Officer for Willis in Australasia from May 2005 and Chief Executive Officer for Asia from January 2002. Mr. Garrard has resided in Singapore, Shanghai, Sydney and London while undertaking his Chief Executive Officer roles. After graduating from De Montfort University with a BA in Business Administration in 1992 Mr. Garrard joined SBJ Stephenson Insurance Brokers before moving to Willis in Asia in 1994.

Julie J. Gebauer—Ms. Gebauer has served as Managing Director of Towers Watson’s Talent and Rewards business segment since January 1, 2010. Beginning in 2002, she served as a Managing Director of Towers Perrin and led Towers Perrin’s global Workforce Effectiveness Practice and the global Towers Perrin-International Survey Research Corporation line of business. Ms. Gebauer was a member of Towers Perrin’s board of directors from 2003 through 2006. She joined Towers Perrin in 1986 as a consultant and held several leadership positions at Towers Perrin, serving as the Managing Principal for the New York office from 1999 to 2001 and the U.S. East Region Leader for the Human Capital Group from 2002 to 2006. Ms. Gebauer is a fellow of the Society of Actuaries and is an Enrolled Actuary in the Joint Board for Enrolled Actuaries. Ms. Gebauer graduated Phi Beta Kappa from the University of Nebraska-Lincoln with a B.S. in Mathematics.

Carl A. Hess—Mr. Hess has served as Managing Director, The Americas of Towers Watson since February 1, 2014, and prior to that he served as the Managing Director of Towers Watson’s Investment business since January 1, 2010. Prior to that, he worked in a variety of roles over 20 years at Watson Wyatt, lastly as Global Practice Director of Watson Wyatt’s investment business. Mr. Hess is a fellow of the Society of Actuaries and the Conference of Consulting Actuaries, and a Chartered Enterprise Risk Analyst. He has a B.A. cum laude in Logic and Language from Yale University.

Todd Jones—Mr. Jones was appointed as an executive officer and Chief Executive Officer of Willis North America on July 1, 2013. Mr. Jones joined Willis in 2003 as the North American Practice Leader for Willis’ Executive Risks Practice and served as the President of Willis North America from 2010 to 2013. Mr. Jones also served as a National Partner for the Northeast Region. Prior to joining Willis, Mr. Jones held various leadership roles in the insurance brokerage industry. Before entering the brokerage industry, he was a financial analyst and corporate banker for a regional bank that is now part of Wells Fargo, focusing on the telecommunications industry. He holds a B.A. degree in business from Wake Forest University and an M.B.A. from the Stern School of Business at New York University.

Roger Millay—Mr. Millay has served as Vice President and Chief Financial Officer of Towers Watson since January 1, 2010, and he previously held the same position at Watson Wyatt from August 2008 until the consummation of the Watson Wyatt merger. Prior to joining Watson Wyatt, Mr. Millay was with Discovery Communications LLC, a global cable TV programmer and digital media provider, where he served as Senior Executive Vice President and Chief Financial Officer beginning in 2006. At Discovery, he was responsible for the global financial functions, including accounting, treasury, budgeting, audit and tax. From 1999 to 2006, Mr. Millay was Senior Vice President and Chief Financial Officer with Airgas, Inc., an industrial gases and supplies distributor and producer. Mr. Millay has over 25 years of experience in financial officer positions, including roles at Arthur Young & Company, Citigroup, and GE Capital. He holds a B.A. degree from the University of Virginia and an M.S. in Accounting from Georgetown University’s Graduate School of Business, and he is a Certified Public Accountant.

Paul G. Morris—Mr. Morris has served as Managing Director for Towers Watson in Europe, the Middle East and Africa since September 1, 2011. Previously, he served as Director, Consulting Services, for Towers Watson beginning January 1, 2010. Mr. Morris served as a Managing Consultant of Watson Wyatt from 2005 until the consummation of the merger of Towers Perrin and Watson Wyatt. He joined The Wyatt Company in 1988. Following the establishment of the global Watson Wyatt Worldwide alliance in 1995, Mr. Morris served as a Senior Consultant of Watson Wyatt Partners from 1995 through 1999 and became a partner in 1999. Mr. Morris is a Fellow of the Society of Actuaries, a Member of the Institute of Actuaries, and has a B.A. in Applied Mathematics from Harvard College and an M.Sc. in Applied Mathematics from Harvard Graduate School of Arts and Sciences.

David Shalders—Mr. Shalders was appointed as an executive officer and Group Operations & Technology Director of Willis on November 4, 2013. Prior to joining Willis, Mr. Shalders spent over a decade in senior operations and IT roles at the Royal Bank of Scotland Group, most recently as Global COO for Global Banking and Markets. Mr. Shalders also held roles as Head of London & Asia Operations and Head of Derivative Operations for NatWest at RBS. Prior to RBS Mr. Shalders held various IT and Operations leadership roles at Accenture, JP Morgan and SG Warburg. He has an M.A. in Geography from Cambridge University and an M.Sc. in Computer Science from The London School of Economics.

Timothy D. Wright—Mr. Wright was appointed as an executive officer in 2008 and in 2011 was appointed as CEO of Willis International. He is responsible for Western Europe, Latin America, CEMEA (Central Europe Middle East and Africa), Asia and Australasia, as well as the acquisition of Gras Savoye. He also leads Willis’ Human Capital & Benefits practice across the Group. Mr. Wright served as Group Chief Operating Officer from 2008 to 2011. Prior to joining the Willis Group, he was a Partner of Bain & Company where he led their Financial Services practice in London. Mr. Wright was previously UK Managing Partner of Booz Allen & Hamilton and led their insurance work globally. He has more than 25 years of experience in the insurance and financial service industries internationally. Mr. Wright graduated in Law from Manchester University and received his PhD in Public International Law from Cambridge University.

Directors of the Combined Company

Following the completion of the Merger, the combined company’s board of directors will consist of twelve directors in total, six directors to be nominated by Towers Watson and six directors to be nominated by Willis.

Current Directors of Willis:

Set forth below are the names and ages as of October 7, 2015 of the current directors of Willis. At the consummation of the Merger, six of the current directors of Willis (including James F. McCann and Dominic Casserley) will remain on the combined company’s board of directors.

Name	Age	Title
James F. McCann	64	Chairman
Dominic Casserley	57	Director
Anna C. Catalano	56	Director
Sir Roy Gardner	70	Director
Sir Jeremy Hanley	69	Director
Robyn S. Kravit	64	Director
Wendy E. Lane	64	Director
Francisco Luzon	67	Director
Jaymin B. Patel	48	Director
Douglas B. Roberts	67	Director
Dr. Michael J. Somers	73	Director
Jeffrey W. Ubben	54	Director

Set forth below is a brief description of the position and business experience of each of the current directors of Willis.

James F. McCann—Mr. McCann joined the Board on April 21, 2004 and currently serves as the non-executive Chairman of the Willis board of directors, the Chairman of Willis’ Governance Committee, and as a member of the Executive Committee. Prior to serving as the non-executive Chairman of the Willis board of directors, Mr. McCann served as Willis’ Presiding Independent Director. Mr. McCann was a member of the CEO Search Committee as well as other ad hoc Board Committees convened from time to time. He has served since 1976 as Chairman and Founder of 1-800-Flowers.Com, Inc., a florist and gift company. He also serves as a director for Scott’s Miracle-Gro and International Game Technology PLC (formerly GTECH plc and Lottomatica S.p.A.).

Dominic Casserley—see under “—Executive Officers of the Combined Company” above.

Anna C. Catalano—Ms. Catalano joined the Board on July 21, 2006, and currently serves as a member of Willis’ Governance Committee and Compensation Committee. She was Group Vice President, Marketing for BP plc from 2001 to 2003. Prior to that she held various executive positions at BP and Amoco, including Group Vice President, Emerging Markets at BP; Senior Vice President, Sales and Operations at Amoco; and President of Amoco Orient Oil Company. She currently serves on the Board and is Chair of the Governance Committee of

Mead Johnson Nutrition. She serves on the Board and Governance Committee of Chemtura Corporation, and the Compensation committees of Mead Johnson Nutrition, Chemtura Corporation, and Kraton Performance Polymers. She serves as an Advisory Board member for Edelman Berland. In the not-for-profit sector, she serves as a director on the National Board of the Alzheimer’s Association, and as a director for the Houston Grand Opera. She is also an advisory board member for the Kellogg Innovation Network of Northwestern University. Ms. Catalano formerly served on the boards of SSL International plc, Hercules Incorporated, Aviva plc, and US Dataworks, and as an advisory board member of BP Global Services. Ms. Catalano holds a BS degree in Business Administration from the University of Illinois, Champaign-Urbana.

Sir Roy Gardner—Sir Gardner joined the Board on April 26, 2006 and currently serves as the Chairman of Willis’ Risk Committee and a member of the Executive Committee. He is a Chartered Certified Accountant and served as Chairman of Compass Group PLC, a food and support services company, until his retirement from the position in February 2014. He also served as Chairman of the Nominating Committee of Compass Group PLC. He is a Senior Advisor to Credit Suisse and also a Chairman of Mainstream Renewable Power Limited and Chairman of its Nominations Committee, Chairman of the Advisory Board of the Energy Futures Lab of Imperial College London and Chairman of Serco Group PLC. He was appointed Senior Independent Director of William Hill PLC in April 2014. In addition, he retired as Chairman of EnServe Group Limited in September 2014 and also retired the same year from Carers UK and the Apprenticeship Ambassadors Network. Sir Roy was previously Chairman of Connaught plc between May and September 2010. He previously held positions as Chief Executive of Centrica plc, Chairman of Manchester United plc, Chairman of Plymouth Argyle Football Club, Finance Director of British Gas plc, Managing Director of GEC-Marconi Ltd, Director of GEC plc, Managing Director of STC plc and Director of Laporte plc.

The Rt. Hon. Sir Jeremy Hanley—Sir Hanley joined the Board on April 26, 2006 and currently serves as a member of Willis’ Audit Committee. He is a Chartered Accountant and a director of Willis Limited, a subsidiary of Willis. He also serves as a director of International Game Technology PLC (formerly GTECH plc and Lottomatica S.p.A.). Sir Jeremy was a Member of Parliament for Richmond and Barnes from 1983 to 1997 and held a number of ministerial positions in the U.K. government, including Under Secretary of State for Northern Ireland, Minister of State for the Armed Forces, Cabinet Minister without Portfolio while being Chairman of the Conservative Party and Minister of State for Foreign & Commonwealth Affairs. He retired from politics in 1998. He also served on the Boards of Langbar International Limited, London Asia Capital plc, Onslow Suffolk Limited, Mountfield Group Limited, Nymex London Limited and ITE Group plc, and Chairman of the Audit Committee of the Joint Arab British Chamber of Commerce.

Robyn S. Kravit—Ms. Kravit joined the Board on April 23, 2008 and currently serves as a member of Willis’ Risk Committee. She is an international business executive with almost 30 years of experience in establishing and directing significant China-based operations engaged in the international trading of industrial raw materials. Ms. Kravit co-founded Tethys Research LLC, a biotechnology company, and has acted as its CEO since 2000. From 2001 through 2010, Ms. Kravit was a Director of FONZ, the organization which manages commercial and educational activities for Smithsonian’s National Zoological Park, serving two terms as President and later chairing its Audit Committee. From January 2012 to January 2014, she was appointed to a two-year term on the Standing Advisory Group of the Public Company Accounting Oversight Board (PCAOB), established by Congress to oversee the audits of public companies. She served on the Advisory Council of Johns Hopkins University’s Whiting School of Engineering and currently sits on the board of National Association of Corporate Directors (NACD) Capital Area chapter. She previously served on the Board of InovaChem Inc. Ms. Kravit holds a BA in East Asian Studies from Vassar College, and a MA in East Asian Studies from Harvard University.

Wendy E. Lane—Ms. Lane joined the Board on April 21, 2004 and currently serves as the Chairman of Willis’ Compensation Committee and as a member of the Audit Committee and Executive Committee. She was a member of the CEO Search Committee as well as other ad hoc Board Committees convened from time to time. She has been Chairman of Lane Holdings, Inc., an investment firm, since 1992. Prior to forming Lane Holdings, Inc., Ms. Lane was a Principal and Managing Director of Donaldson, Lufkin and Jenrette Securities Corporation,

an investment banking firm, serving in these and other positions from 1981 to 1992. Prior to that, Ms. Lane was an investment banker at Goldman, Sachs & Co. Ms. Lane is also a director and Audit Committee member of UPM-Kymmene Corporation, a Finnish publicly-held corporation, a director and Compensation Committee member of MSCI Inc., a New York-based public company, and a director of Al Dabbagh Group, a private Saudi Arabian company. She previously served as a member of the board, Nominating and Corporate Governance and chaired the Audit Committees of Laboratory Corporation of America. Ms. Lane holds a BA from Wellesley College in Mathematics and French and an MBA from Harvard Business School.

Francisco Luzon—Mr. Luzón joined the Board on July 23, 2013 and currently serves as a member of the Governance Committee. From 1996 until January 2012, Mr. Luzón served in several capacities at Banco Santander, S.A. (a public company organized under the laws of Spain), most recently as Executive Board Member and General Manager of the Latin American Division, from 1996 until 1998, as Executive Director and Deputy to the Chairman and Head of Strategy, Communication and Investor Relations, and in 1998, as Head of Human Resources and Information Technology. Prior to that, Mr. Luzón held executive positions at several other banks, including Argentaria, S.A., Banco Exterior de España, S.A., Banco Bilbao Vizcaya and Banco Vizcaya. From 2007 to 2012, Mr. Luzón served as a director of Banco Santander, S.A. and Inditex-Zara, the international fashion retail company. Mr. Luzón currently is a director of Latam Airlines Group, the international airline, and Member of its Finance Committee and its Strategy Committee. He also serves on the boards and advisory councils of numerous academic institutions, non-profit organizations and think tanks. He is also a consultant of the Interamerican Development Bank. Mr. Luzón has a degree in business and economics from Bilbao University and, in 2010, received an Honorary Degree in economics from University Castilla La Mancha.

Jaymin B. Patel—Mr. Patel joined the Board on July 23, 2013 and currently serves as a member of the Compensation Committee. Mr. Patel is currently the President and CEO of Brightstar Corporation. Prior to joining Brightstar Corporation in 2015, Mr. Patel served as the President and CEO of GTECH Corporation, specifically responsible for GTECH Americas, a division of GTECH S.p.A. (formerly named Lottomatica S.p.A.), a leading commercial operator and provider of technology in regulated worldwide gaming markets. Before becoming CEO of GTECH Corporation, then a subsidiary of Lottomatica Group S.p.A. in 2008, Mr. Patel held various executive positions at GTECH, including President and Chief Operating Officer (2007), Senior Vice President and CFO (2000-2007), Vice President, Financial Planning and Business Evaluation (1998-2000) and Finance Director, European and African Operations (1995-1997). From August 2006 until April 2007, Mr. Patel also served as CFO of Lottomatica S.p.A. (now GTECH S.p.A.). Prior to joining GTECH, Mr. Patel worked at PricewaterhouseCoopers in London. Mr. Patel served as a member of the Board and the Executive Management Committee of GTECH S.p.A. until March 2015, and since April 2015 as a director of Brightstar Corporation. Mr. Patel holds a B.A. with honors from Birmingham Polytechnic in the United Kingdom and qualified as a Chartered Accountant with PricewaterhouseCoopers in London

Douglas B. Roberts—Mr. Roberts joined the Board on February 13, 2003 and currently serves as the Chairman of Willis’ Audit Committee and as a member of the Executive Committee. He is the former Treasurer for the State of Michigan, a position held from April 2001 to December 2002 and from January 1991 to November 1998. From January 1999 to March 2001 he was Vice President of Business Development and Best Practices at Lockheed Martin IMS. Prior to January 1991, Mr. Roberts worked for the Michigan Senate as Director of the Senate Fiscal Agency from April 1988 to December 1990 and as Deputy Superintendent of Public Instruction for the Department of Education. Mr. Roberts holds a doctorate in Economics from Michigan State University. Currently, Mr. Roberts is both a Professor and the Director for the Institute for Public Policy and Social Research at Michigan State University.

Dr. Michael J. Somers—Dr. Somers joined the Board on April 21, 2010 and currently serves as a member of Willis’ Audit Committee. He was CEO of the Irish National Treasury Management Agency from 1990, when it was established, until the end of 2009. The Agency, which is a commercial entity outside the civil service, was initially set up to arrange Ireland’s borrowing and manage its national debt. Its remit was extended to establish and manage the National Pensions Reserve Fund (approximately €22 billion in assets under management), of which Dr. Somers was a Commissioner, and the National Development Agency, of which he was Chairman. It also incorporated the State Claims Agency, which handles claims against the State and against hospitals and other medical institutions. Dr. Somers previously worked in the Irish Department of Finance and the Central Bank and served as Secretary General of the Department of Defense from 1985 to 1987. He was the Irish member of the EU Monetary Committee from 1987 to 1990 and chaired the EU group that established the European Bank for Reconstruction and Development. He served on the board of the Irish Stock Exchange until the end of 2009 and on the Board of the European Investment Bank until June 2013. He also serves on the Boards of Allied Irish Banks plc where is he is a Deputy Chairman, the Institute of Directors, Hewlett Packard International Bank plc, Fexco Holdings Ltd., and as Chairman of Goodbody Stockbrokers, a subsidiary of Fexco. He also serves as Chairman of the Audit Committee of Hewlett Packard International Bank plc and as Chairman of the Risk Committee of the AIB Bank. He was awarded the honor of Chevalier of the Légion d’Honneur by the President of France. He previously served as a Council Member of the Dublin Chamber of Commerce and Ulysses Securitization plc, a government-established special purpose entity whose purpose has expired and assets have been liquidated, and as a director of St. Vincent’s Healthcare Group until September 2014. He holds various degrees, including a master’s degree in economic science and a doctorate from University College Dublin. He is President of the Ireland Chapter of the Ireland-U.S. Council.

Jeffrey W. Ubben—Mr. Ubben joined the Board on July 23, 2013 and is a member of Willis’ Risk Committee. Mr. Ubben is a Founder, the CEO and the Chief Investment Officer of ValueAct Capital. In September 2015, Mr. Ubben was nominated to the board of 21st Century Fox and will stand for election at the company’s 2015 annual shareholders’ meeting expected to be held in November 2015. Mr. Ubben is a former chairman and director of Martha Stewart Living Omnimedia, Inc., and a former director of Valeant Pharmaceuticals International, Inc., Catalina Marketing Corp., Gartner Group, Inc., Mentor Corporation, Misys, plc, Sara Lee Corp. and several other public and private companies. In addition, Mr. Ubben serves as chairman of the national board of the Posse Foundation, is on the board of trustees of Northwestern University and Duke University, and is also on the board of the American Conservatory Theater. He has a B.A. from Duke University and an M.B.A. from the J. L. Kellogg Graduate School of Management at Northwestern University.

Current Directors of Towers Watson:

Set forth below are the names and ages as of October 7, 2015 of the current directors of Towers Watson. At the consummation of the Merger, six of the current directors of Towers Watson (including John J. Haley) will become directors of the combined company.

Name	Age	Title
John J. Haley	65	Chairman
Victor F. Ganzi	68	Director
Leslie S. Heisz	54	Director
Brendan R. O’Neill	66	Director
Linda D. Rabbitt	66	Director
Gilbert T. Ray	71	Director
Paul Thomas	59	Director
Wilhelm Zeller	71	Director

Set forth below is a brief description of the position and business experience of each of the current directors of Towers Watson.

John J. Haley—see under “—Executive Officers of the Combined Company” above.

Victor F. Ganzi—Mr. Ganzi has served as a director of Towers Watson since January 1, 2010. He is presently a consultant and corporate director. Mr. Ganzi was the President and Chief Executive Officer of The Hearst Corporation, a private diversified communications company, from 2002 to 2008. He served as Hearst’s

Executive Vice President from 1997 to 2002 and as its Chief Operating Officer from 1998 to 2002. Prior to joining Hearst in 1990, Mr. Ganzi was the managing partner at the international law firm of Rogers & Wells (now part of Clifford Chance). Mr. Ganzi graduated summa cum laude from Fordham University with a B.S. in Accounting, received a J.D. degree from Harvard Law School and holds an L.L.M. in Taxation from New York University. Mr. Ganzi previously served as a director of Gentiva Health Services, Inc., Wyeth and Hearst-Argyle Television, Inc. Mr. Ganzi’s qualifications to serve as a director of Towers Watson include his experience as a general counsel, chief financial officer and chief executive officer of a large diversified media company, as well as his expertise gained during a long career in both law and finance and his service on several boards of directors.

Leslie S. Heisz—Ms. Heisz has served as a director of Towers Watson since April 2012. Ms. Heisz was a managing director at Lazard Freres & Co from 2004 through April 2010 and a senior advisor from 2003 to 2004, providing strategic financial advisory services for clients in a variety of industries. Ms. Heisz was a managing director of Dresdner Kleinwort Wasserstein (and its predecessor Wasserstein Perella & Co.) from 1996 to 2002 and a director from 1995 to 1996. She was also a vice president at Salomon Brothers, and was a senior consultant specializing in strategic information systems at PriceWaterhouse. Ms. Heisz is currently a member of the board of directors of Ingram Micro, Inc. She previously served on the Board of Directors of International Game Technology and HCC Insurance Holdings, Inc. and the Board of Managers of Eldorado Resorts LLC. Ms. Heisz holds a B.S. in Economics—Systems Science from the University of California at Los Angeles, and an M.B.A. from the John E. Anderson Graduate School of Management at UCLA. Ms. Heisz’s qualifications to serve as a director of Towers Watson include her extensive investment banking and finance experience, strong business acumen and leadership record, deep understanding of the capital markets, broad knowledge of mergers and acquisitions, and her service as a member of a number of other boards.

Brendan R. O’Neill—Mr. O’Neill has served as a director of Towers Watson since January 1, 2010. He previously served as a director of Watson Wyatt from July 2006 to 2009. Dr. O’Neill was Chief Executive Officer and Director of Imperial Chemical Industries PLC (referred to as “ICI”), a manufacturer of specialty products and paints, until April 2003. From 2003 until 2006, Dr. O’Neill was an independent director for a range of companies. Dr. O’Neill joined ICI in 1998 as its Chief Operating Officer and Director, and was promoted to Chief Executive Officer in 1999. Prior to Dr. O’Neill’s career at ICI, he held numerous positions at Guinness PLC, including Chief Executive of Guinness Brewing Worldwide Ltd, Managing Director International Region of United Distillers, and Director of Financial Control. Dr. O’Neill also held positions at HSBC Holdings PLC, BICC PLC, Aegis Group PLC, and the Ford Motor Company. He has an M.A. in Natural Sciences from the University of Cambridge and a Ph.D. in Chemistry from the University of East Anglia, and is a Fellow of the Chartered Institute of Management Accountants (U.K.). Dr. O’Neill is also a director of Tyco International Ltd. and Informa Group PLC. He previously served as a director of Endurance Specialty Holdings Ltd and Drambuie Ltd. Dr. O’Neill’s qualifications to serve as a director of Towers Watson include his experience as the chief executive officer of an international business, his extensive accounting and finance experience and his prior service as an independent director of a number of companies, including Watson Wyatt.

Linda D. Rabbitt—Ms. Rabbitt has served as a director of Towers Watson since January 1, 2010. She previously served as a director of Watson Wyatt from 2002 to 2009 and is the founder and Chief Executive Officer of Rand Construction Corporation, a commercial construction company founded in 1989 that specializes in building renovation and tenant build-outs. Prior to founding Rand Construction Corporation, Ms. Rabbitt was the co-founder and co-owner of Hart Construction Company, Inc., a commercial tenant construction company. From 1981 to 1985, Ms. Rabbitt was with KPMG (formerly Peat Marwick), where she was Director of Marketing from 1982 to 1985. Ms. Rabbitt previously served as a director of Brookfield Properties, a commercial real estate company, and as a Class C director of the Federal Reserve Bank of Richmond. Ms. Rabbitt is also a director of the Greater Washington Board of Trade and served as its Chair in 2002. Ms. Rabbitt has also previously served as a director of the Economic Club of Washington, D.C., as a director of Leadership Washington, as a trustee of George Washington University and is a past Chairman and the current Treasurer of the Federal City Council. Ms. Rabbitt holds a B.A. from the University of Michigan, Ann Arbor and an M.A. from George Washington University. Ms. Rabbitt’s qualifications to serve as a director of Towers Watson include her experience as a founder and chief executive officer of a prominent construction business, her prior experience with a global auditing/consulting firm and her service as a director of several other entities, including her prior service as a director of Watson Wyatt.

Gilbert T. Ray—Mr. Ray has served as a director of Towers Watson since January 1, 2010. Formerly, Mr. Ray served as a director of Watson Wyatt from 2000 to 2009. Mr. Ray was a partner of the law firm of O’Melveny & Myers LLP until his retirement in 2001. He practiced corporate law for almost three decades. He has extensive experience with corporate and tax exempt transactions, as well as international finance. Mr. Ray is a member of the boards of Advance Auto Parts, Inc., a retailer of automotive parts; DiamondRock Hospitality Company, a real estate investment trust; and DineEquity, Inc., a restaurant management and franchise company. Mr. Ray is also a trustee of two variable annuity funds managed by SunAmerica Asset Management and The John Randolph Haynes and Dora Haynes Foundation. He holds a B.A. in Business from Ashland University, an M.B.A. from the University of Toledo and a J.D. from Howard Law School. Mr. Ray’s qualifications to serve as a director of Towers Watson include his expertise in corporate law and international finance, his long service as a partner of a major international law firm and his service on several other boards of directors, including his prior service as chair of the compensation committee of Watson Wyatt (and currently as chair of that committee for Towers Watson), and as chair of the Nominating and Governance Committee of Advance Auto Parts.

Paul Thomas—Mr. Thomas has served as a director of Towers Watson since January 1, 2010. He has been a senior executive with the Rank Group NA since January 2011. He was previously the Chief Executive Officer of Reynolds Packaging Group from February 2008 through January 2011, when Alcoa sold the Reynolds Packaging Group business to the Rank Group. Mr. Thomas joined Alcoa in 1978 and, prior to the sale of its packaging businesses, most recently served as Executive Vice President for Alcoa and Group President for its Packaging and Consumer businesses. Mr. Thomas holds a B.S. in Metallurgical Engineering and Material Sciences from Lehigh University and an Executive M.B.A. from the University of Tennessee. Mr. Thomas’s qualifications to serve as a director of Towers Watson include the leadership and management experience he gained serving in a number of executive positions, including chief executive officer.

Wilhelm Zeller—Mr. Zeller has served as a director of Towers Watson since January 1, 2010. He is presently a consultant and corporate director. Formerly, he served as the chief executive officer of Hannover Re Group from 1996 until his retirement in June 2009. Prior to joining Hannover Re, Mr. Zeller was a member of the Executive Board of Cologne Re and then a member of the Executive Council of General Re Corporation, Cologne Re’s new principal shareholder. Currently, Mr. Zeller serves on the board of directors of Axis Capital Holdings Ltd. and EIS Group Ltd. He holds a B.A. in Business Administration from the University of Applied Sciences in Cologne, Germany. Mr. Zeller’s qualifications to serve as a director of Towers Watson include his familiarity with the international insurance and reinsurance industry, his experience serving as the chief executive officer of the world’s third-largest reinsurance group and his service as a member of a number of boards.

COMPARISON OF THE RIGHTS OF HOLDERS OF WILLIS ORDINARY SHARES AND TOWERS WATSON COMMON STOCK

The rights of the stockholders of Towers Watson and the relative powers of the Towers Watson board of directors are governed by the laws of the State of Delaware, including the DGCL, and Towers Watson’s certificate of incorporation and bylaws. As a result of the Merger, each share of Towers Watson’s common stock issued and outstanding immediately prior to the Merger (other than excluded shares and dissenting shares) will be converted into the right to receive 2.6490 ordinary shares of Willis. Each Willis ordinary share will be issued in accordance with, and will carry with it the rights and obligations set forth in, the Willis Constitution, which is incorporated by reference herein. As Willis is a public limited company incorporated under the laws of Ireland, the rights of the shareholders of Willis are governed by applicable Irish law, including the Companies Act, and by the Willis Constitution.

Many of the principal attributes of Towers Watson common stock are similar to those of Willis ordinary shares. However, there are differences between the rights of stockholders of Towers Watson under the laws of the State of Delaware and the rights of shareholders of Willis under Irish law. In addition, there are differences between Towers Watson’s certificate of incorporation and bylaws and the Willis Constitution.

The following is a summary comparison of the material differences between the rights of Towers Watson stockholders under the DGCL and the Towers Watson certificate of incorporation and bylaws and the rights Towers Watson stockholders will have as shareholders of Willis under the Companies Act and the Willis Constitution. The discussion in this section does not include a description of rights or obligations under the United States federal securities laws or stock exchange listing requirements.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Towers Watson certificate of incorporation and bylaws and the Willis Constitution and the Companies Act. Willis’ Constitution is incorporated by reference herein. See “Where You Can Find More Information” beginning on page 226 of this joint proxy statement/prospectus. Towers Watson’s certificate of incorporation and bylaws have been filed by Towers Watson with the SEC, and are incorporated by reference herein. You are also urged to carefully read the relevant provisions of the DGCL and the Companies Act for a more complete understanding of the differences between being a stockholder of Towers Watson and a shareholder of Willis.

	Towers Watson	Willis
Authorized and Outstanding Capital Stock

The authorized capital stock of Towers Watson consists of 300,000,000 shares of Towers Watson common stock and 2,000,000 shares of preferred stock, par value $0.01 per share.

As of October 1, 2015, the record date for the Towers Watson special meeting, Towers Watson had 69,440,607 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

The number of authorized shares of common stock or preferred stock may be increased or reduced (but not below the number of issued shares of common stock or preferred stock, as applicable) through an amendment of Towers Watson’s certificate of incorporation.

The authorized share capital of Willis consists of 4,000,000,000 ordinary shares, $0.000115 nominal value per share, 40,000 ordinary shares, €1.00 nominal value per share and 1,000,000,000 preferred shares, $0.000115 nominal value per share.

As of October 2, 2015, the record date for the Willis EGM, Willis had 180,039,931 Willis ordinary shares issued and outstanding, and no ordinary shares, €1.00 nominal value per share, issued and outstanding. The authorized share capital may be increased or reduced (but not below the number of issued ordinary shares or preferred shares, as applicable) by a simple majority of the votes cast at a general meeting (referred to under Irish law as an “ordinary resolution”).

	Towers Watson	Willis

Under the DGCL, the board of directors, without shareholder approval, may approve the issuance of authorized but unissued shares of common stock.

Under the Towers Watson certificate of incorporation, the board of directors is authorized to fix by resolution adopted prior to the issuance of any shares of a particular series of preferred stock the rights, preferences, privileges and restrictions of such preferred shares.

Under Irish law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the constitution of the company or by an ordinary resolution passed by the shareholders of the company at a general meeting. An ordinary resolution requires the approval of over 50% of the votes cast at a general meeting of the shareholders. The authorization may be granted for a maximum period of five years, at which point it will lapse unless renewed by the shareholders by an ordinary resolution. The shareholders of Willis, by an ordinary resolution passed at the annual shareholder meeting of Willis held on June 30 2015, authorized the directors of Willis to issue up to 59,218,370 ordinary shares. This authority will expire on December 30, 2016 unless previously renewed, varied or revoked.

Consolidation and Division; Subdivision	Under the DGCL, the issued shares of a corporation may be combined into a smaller number of shares or split into a greater number of shares through an amendment to its certificate of incorporation.	The Willis Constitution provides that Willis may, by ordinary resolution, consolidate and divide all or any of its ordinary share capital into shares of larger nominal value than its existing shares or subdivide its issued share capital into smaller amounts than is fixed by its Constitution.

Reduction of Share Capital	Under the DGCL, Towers Watson, by resolution of its board of directors, may reduce its capital by reducing or eliminating the capital associated with shares of capital stock that have been retired, by applying some or all of the capital represented by shares purchased, redeemed, converted or exchanged or by transferring to surplus the capital associated with certain shares of its stock. No reduction of capital may be made unless the assets of the corporation remaining after the reduction are sufficient to pay any debts for which payment has not otherwise been provided.	Willis may, by ordinary resolution, reduce its authorized share capital in any way permitted by the Companies Act. Willis also may, by special resolution (a special resolution requires the approval of not less than 75% of the votes of Willis shareholders cast at a general meeting at which a quorum is present) and subject to confirmation by the High Court of Ireland, reduce or cancel its issued share capital (which includes undenominated capital) in any way permitted by the Companies Act.

Preemption Rights, Share Warrants and Options	Towers Watson’s stockholders do not have preemptive rights to acquire newly issued shares. Under the DGCL, capital stock issued by Towers Watson may be paid for in such form	Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. The statutory preemption right can be disapplied in the constitution of a company or by a special resolution passed by

Towers Watson	Willis

and manner as the board of directors determines, such payment to consist of cash, any tangible or intangible property or any benefit to the corporation, in each case, having a value not less than the par value or stated capital of the shares so issued, as determined by the Towers Watson board of directors.

the shareholders of the company at a general meeting. A special resolution requires the approval of at least 75% of the votes cast at a general meeting of shareholders. If the statutory preemption rights are not disapplied, shares issued for cash must be offered to existing shareholders of Willis on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders. Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee option or similar equity plan. The shareholders of Willis, by special resolution passed at the annual shareholder meeting of Willis held on June 30, 2015, disapplied the statutory pre-emption rights in respect of an issue of up to 8,972,480 ordinary shares and any issue of ordinary shares pursuant to a rights issue. This disapplication will expire on December 30 2016, unless previously renewed, varied or revoked.

The Willis Constitution provides that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which Willis is subject, the Willis board of directors is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the board deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. The Willis board of directors may issue shares upon exercise of warrants or options without shareholder approval or authorization (up to the level authorized by shareholders by way of ordinary resolution).

	Towers Watson	Willis

The Companies Act prohibits an Irish company from allotting shares for “nil” or no consideration. Accordingly, the nominal value of the shares issued upon the lapse of restrictions or the vesting of any restricted stock unit, performance shares awards, bonus shares or any other share-based grants must be paid pursuant to the Companies Act.

Willis is subject to the rules of the NYSE and the Code, which require shareholde

r approval of certain equity plan and share issuances.

Distributions, Dividends, Repurchases and Redemptions

Distributions / Dividends

Under the DGCL, the Towers Watson board of directors may declare and pay dividends to the holders of the Towers Watson capital stock out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets. Dividends may be paid in cash, in shares of Towers Watson capital stock or in other property.

Distributions / Dividends

Under Irish law, dividends and distributions may only be made from “distributable reserves.” Distributable reserves, broadly, means the accumulated realized profits of Willis less the accumulated realized losses of Willis and includes reserves created by way of capital reduction.

In addition, no distribution or dividend may be made unless the net assets of Willis are equal to, or in excess of, the aggregate of Willis’ called up share capital plus undistributable reserves and the distribution does not reduce Willis’ net assets below such aggregate. Undistributable reserves include Willis’ undenominated capital and the amount by which Willis’ accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Willis’ accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not Willis has sufficient distributable reserves to fund a dividend must be made by reference to the “relevant entity financial statements” of Willis, being either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Companies Act, which give a “true and fair view” of Willis’ unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the

Towers Watson	Willis

Companies Registration Office (the official public registry for companies in Ireland).

The mechanism as to who declares a dividend and when a dividend becomes payable is governed by the Willis Constitution. The Willis Constitution authorizes the directors to declare such dividends as appear justified from the profits of Willis without the approval of the shareholders at a general meeting. The Willis board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Any general meeting declaring a dividend and any resolution of the directors declaring a dividend may direct that the payment be made by distribution of assets, shares or cash. No dividend issued may exceed the amount recommended by the directors.

The directors of Willis may deduct from any dividend payable to any shareholder all sums of money (if any) immediately payable by such shareholder to Willis in relation to the shares of Willis.

The directors of Willis are also entitled to issue shares with preferred rights to participate in dividends declared by Willis. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

Repurchases / Redemptions

Unless otherwise restricted in Towers Watson’s certificate of incorporation, under the DGCL, Towers Watson may redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares. If Towers Watson were to designate and issue shares of a series of preferred stock that is redeemable in accordance with its terms, such terms would govern the redemption of such shares.

Repurchases / Redemptions

The Willis Constitution provides that any ordinary share or an interest in any ordinary shares which Willis has acquired or agreed to acquire from a third party is deemed to be a redeemable share. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by Willis may technically be effected as a redemption of those shares. If such shares were not to be deemed to be redeemable shares, their repurchase by Willis would be subject to additional requirements imposed by Irish law.

Towers Watson	Willis

Repurchased and redeemed shares may be retired or held as treasury shares. Shares that have been repurchased but have not been retired may be resold by a corporation for such consideration as the board may determine in its discretion. Towers Watson may not exercise any voting rights in respect to any shares held as treasury shares.

Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. The issue of redeemable shares may only be made by Willis where the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Willis. Redemption is subject to the shares being fully paid. Shareholder approval is not required to redeem Willis ordinary shares pursuant to the Willis Constitution.

The board of directors of Willis is also entitled to issue preferred shares which may be redeemed at the option of either Willis or the shareholder, depending on the terms of such preferred shares.

Willis may also be given an additional general authority by its shareholders to purchase its own shares as overseas market purchases on a recognized stock exchange such as the NYSE or the NASDAQ, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by Willis’ subsidiaries as described below.

Repurchased and redeemed shares may be canceled or held as treasury shares. The nominal value of treasury shares held by Willis at any time must not exceed 10% of the nominal value of the issued share capital of Willis. Willis may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be canceled by Willis or re-issued subject to certain conditions.

Purchases by Subsidiaries of Towers Watson

Under the DGCL, shares of Towers Watson capital stock may be acquired by subsidiaries of Towers Watson without stockholder approval. Shares of such capital stock owned by a majority-owned subsidiary are neither entitled to vote nor counted as outstanding for quorum purposes.

Purchases by Subsidiaries of Willis

Under Irish law, Willis’ subsidiaries may purchase Willis ordinary shares either as overseas market purchases on a market recognized for the purposes of the relevant provisions of the Companies Act (a “recognized stock exchange”) or off-market. A general authority of the shareholders of

	Towers Watson	Willis

Willis by way of an ordinary resolution is required to allow a subsidiary of Willis to make on-market purchases of Willis ordinary shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of Willis ordinary shares is required. In order for a subsidiary of Willis to make an on-market purchase of Willis’ ordinary shares, such shares must be purchased on a recognized stock exchange. The NYSE or the NASDAQ, on which the Willis ordinary shares will be listed, in the event that the Merger occurs, is a recognized stock exchange for this purpose. For an off-market purchase by a subsidiary of Willis, the proposed purchase contract must be authorized by special resolution of the shareholders of Willis and if the subsidiary is incorporated in Ireland, the shareholders of the subsidiary before the contract is entered into. The special resolution will not be effective if the person whose shares are to be bought back voted in favor of the special resolution and it would not have been passed had such votes not been cast in favor of the resolution. The purchase contract must be on display or must be available for inspection by shareholders at the registered office of Willis from the date of the notice convening the relevant shareholder meeting at which the resolution is to be voted on and the date of that shareholder meeting.

Dividends in Shares /Bonus Issues	Towers Watson may make distributions of capital stock to its shareholders in the form of a stock dividend.	Under the Willis Constitution, the shareholders, in a general meeting and upon the recommendation of the board, may resolve to capitalize any amount for the time being standing to the credit of Willis’ reserves (including any capital redemption reserve fund or share premium account) or to the credit of profit and loss account for issuance and distribution to shareholders as fully paid-up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Lien on Shares, Calls on Shares and Forfeiture of Shares	Under the DGCL, a corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. When	The Willis Constitution provides that Willis will have a first and paramount lien on (i) every share (not being a fully-paid share) for all moneys (whether immediately due or not)

	Towers Watson	Willis

	the whole of the consideration payable for shares of a corporation has not been paid in full, and the assets of the corporation shall be insufficient to satisfy the claims of creditors, each holder of shares not paid in full shall be bound to pay the unpaid balance due for such shares.	called or payable at a fixed time in respect of such Willis ordinary share and (ii) every share registered in the name of a person indebted or under any liability to Willis (whether such person is the sole registered holder or one of two or more joint holders) for all amounts owed by him or his estate to Willis (whether presently payable or not). Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the constitution of an Irish company limited by shares such as Willis and will only be applicable to Willis shares that have not been fully paid up. The shares to be issued in the Merger will be fully paid up.

Election of Directors

The Towers Watson bylaws provide that the number of directors constituting the Towers Watson board of directors shall be fixed exclusively by the board of directors. As of the date of this joint proxy statement/prospectus, the Towers Watson board of directors consisted of eight directors.

The Towers Watson bylaws provide that directors shall be elected at each annual meeting by the shareholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified or until his or her earlier resignation or removal.

The DGCL provides that stockholders of a corporation do not have the right to cumulate their votes in the election of directors unless such right is granted in the certificate of incorporation of the corporation.

The Towers Watson charter and bylaws do not provide for cumulative voting.

The Companies Act provides for a minimum of two directors for an Irish public company. The Willis Constitution provides for a minimum of two directors and a maximum of 12 directors. The shareholders of Willis may from time to time increase or reduce the maximum number, or increase the minimum number, of directors by a special resolution amending the Willis Constitution.

At each annual general meeting of Willis, all the directors shall retire from office and be eligible for re-election. Except as provided under the Companies Act, no person other than a director retiring at the meeting is eligible to be elected as a director unless (i) such person is recommended by the board or (ii) is proposed by a shareholder in accordance with the Willis Constitution. The Companies Act provides that shareholders holding not less than 10% of the total voting rights may requisition the board to convene an extraordinary general meeting for the purpose of considering director nominations or other proposals. One or more shareholders holding not less than 50% of the ordinary shares may also call an extraordinary general meeting directly without having to requisition the board to do so.

	Towers Watson	Willis

Directors shall be appointed as follows:

(i) by shareholders by ordinary resolution at the annual general meeting in each year or at any extraordinary general meeting called for the purpose;

(ii) by the board in accordance with the Willis Constitution; or

(iii) so long as there is in office a sufficient number of directors to constitute a quorum of the board in accordance with the Willis Constitution, the directors shall have the power at any time and from time to time to appoint any person to be director, either to fill a vacancy in the board or as an addition to the existing directors but so that the total number of directors shall not at any time exceed the maximum number provided for in the Willis Constitution. A director so appointed shall hold office only until the next following annual general meeting.

Record Date

Towers Watson’s bylaws provide that the Towers Watson board of directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of any meeting of Towers Watson’s stockholders.

If the Towers Watson board of directors does not fix a record date, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

Towers Watson’s bylaws also provide that the Towers Watson board of directors may fix, in advance, a record date for purposes of determining the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitlement to exercise any rights in respect of any other lawful action. Such a record date shall not be more than sixty days before any such action.

If the Towers Watson board of directors does not so fix a record date, the record date for

The directors may from time to time fix a record date for the purposes of determining the rights of shareholders to notice and/or to vote at any general meeting of Willis. The record date shall not be more than 90 nor less than 10 days before the date of such meeting. If no record date is fixed by the directors, the record date for determining shareholders entitled to notice or vote at a meeting shall be the close of business on the day preceding the day on which notice is given.

The directors may also set a record date to determine the identity of the shareholder entitled to receive payment of any dividend or other distribution. The record date shall not be more than 60 days before the date of such payment. If no record date is fixed, the record date for determining shareholders for such purpose shall be at the close of business on the day on which the directors adopt the resolution relating thereto.

	Towers Watson	Willis

determining shareholders for any such purpose shall be at the close of business on the day on which the board adopts the applicable resolution.

Removal of Directors; Vacancies

Removal of Directors

Towers Watson’s certificate of incorporation provides that any director may be removed, with or without cause, but only with the affirmative vote of the holders of not less than 67% of the voting power of all outstanding shares of Towers Watson common stock entitled to vote generally in the election of directors, considered for this purpose as a single class.

Removal of Directors

The Companies Act provides that, notwithstanding anything contained in the constitution of a company or in any agreement between that company and a director, the shareholders may, by an ordinary resolution, of which 28 days’ notice has been given to the company, remove a director from office before the expiration of his or her term. The director is entitled to be heard at the meeting at which such resolution is to be considered. Accordingly, the shareholders of Willis may by an ordinary resolution remove a director from office before the expiration of his or her term (notwithstanding anything in any agreement between Willis and the director). The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) which the director may have against Willis in respect of his or her removal.

Vacancies

The Towers Watson certificate of incorporation provides that unless otherwise required by resolution of the board of directors, vacancies in the board of directors may be filled by, and only by, the affirmative vote of a majority of the members of the board of directors then in office, although less than a quorum, or by the sole remaining director. Each director so elected shall hold office until the next annual meeting of the shareholders and until a successor has been elected and qualified or until his or her earlier resignation or removal.

Vacancies

The Willis Constitution provides that the board may fill any vacancy occurring in the board of directors. If the board of directors fills a vacancy, the term of the director so appointed expires at the next annual general meeting. A vacancy on the board created by the removal of a director pursuant to a shareholder resolution may be filled by the shareholders at the meeting at which such director is removed and, in the absence of such election or appointment, the remaining directors may fill the vacancy.

During any vacancy on the board, the remaining directors will have full power to act as the board but, if and so long as, their number is reduced below the minimum number, the continuing directors or director may act for increasing the number of directors to that minimum number or of

	Towers Watson	Willis

summoning a general meeting of Willis but for no other purpose.

Duties of Directors

Under the DGCL, a company’s directors are charged with fiduciary duties of care and loyalty. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the corporation and its stockholders. A party challenging the propriety of a decision of a board of directors typically bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule,” which presumes that the director acted in accordance with the duties of care and loyalty. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Under the DGCL, a member of the board of directors, or a member of any committee designated by the board of directors, shall, in the performance of such member’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

The directors of Willis have certain statutory and fiduciary duties as a matter of Irish law. The Willis board of directors is collectively responsible for the management of the business and affairs of Willis and may exercise all of the powers as are not required by Irish law or the Willis Constitution to be exercised by the shareholders in general meeting.

All of the directors have equal and overall responsibility for the management of Willis (although directors who also serve as employees have additional responsibilities and duties arising under their employment agreements.) The Companies Act provides specifically for certain fiduciary duties of the directors of Irish companies including duties:

(i)    to act in good faith and in the best interests of the company;

(ii)   to act honestly and responsibly in relation to the company’s affairs;

(iii)  to act in accordance with the company’s constitution and to exercise powers only for lawful purposes;

(iv)  not to misuse the company’s property, information and/or opportunity;

(v)   not to fetter their independent judgment;

(vi)  to avoid conflicts of interest;

(vii) to exercise care, skill and diligence; and

(viii) to have regard to the interests of the  company’s shareholders.

Additional statutory duties under the Companies Act include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, and the duty to maintain certain registers and make certain filings as well as certain disclosures of personal interests. The directors of Willis are also under a specific duty to ensure that the secretary has the skills or resources

	Towers Watson	Willis

	Towers Watson’s certificate of incorporation and bylaws do not contain any additional provisions regarding fiduciary duties of directors.	necessary to discharge his or her statutory and other duties and meets certain conditions under the Companies Act.

Conflicts of Interest of Directors

Under the DGCL, a contract or transaction in which a director has an interest will not be voidable solely for this reason if:

•    the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

•    the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the stockholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

•    the transaction is fair to the corporation as of the time it is authorized, approved or ratified.

The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Under the DGCL, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

As a matter of Irish law, a director is under a fiduciary duty to avoid conflicts of interest. Under Irish law, directors who have an interest in a contract or proposed contract with a company are required to declare the nature of their interest at a meeting of the board of directors of that company. A company is required to maintain a register of declared interests, which must be available for shareholder inspection.

The Willis Constitution provides that a director must declare any interest he or she may have in a contract with Willis at a meeting of the board of directors. No director is prevented by his or her office from contracting with Willis, provided that he or she has declared the nature of his or her interest in the contract.

Provided a director has disclosed the interest that he or she has in a transaction or arrangement, he or she may be counted in the quorum for and may vote at the board meeting at which such transaction or arrangement is to be considered.

Under the Willis Constitution, a director of Willis may be a director of, other officer of, or otherwise interested in, any company promoted by Willis or in which Willis is interested, and such director will not be accountable to Willis for any remuneration received from such employment or other interest.

Indemnification of Officers and Directors	The DGCL provides that a corporation has the power to indemnify any person who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the	The Willis Constitution confers an indemnity on its directors and secretary, however the indemnity is at all times limited to matters permitted under Irish law. Under the Companies Act, a company is prohibited from indemnifying a director in respect of any liability for negligence, default, breach of duty, or breach of trust in relation to the company. This restriction in the Companies

Towers Watson	Willis

corporation or is serving at the request of the corporation as a director, officer, employee or agent of another corporation against expenses actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. However, no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Court or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court or such other court shall deem proper.

Any indemnification will be made by the corporation upon determination that the indemnification is proper because the person has met the applicable standard of conduct. This determination will be made:

•    by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or

•    by a committee of such directors designated by majority vote of such directors, even though less than a quorum; or

•    if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or

•    by the stockholders.

Expenses may be paid by the corporation in advance of the final disposition of the matter upon receipt of an undertaking by the indemnitee to repay such amount should it ultimately be determined that such person is

Act does not apply to executives who are not directors or the company secretary of Willis. Any provision for indemnification to a greater extent is void under Irish law, whether contained in a memorandum and articles of association or any contract between the director and the Irish company.

The Companies Act provides that a company is permitted to pay the costs or discharge the liability of a director or the secretary where judgment is given in any civil or criminal action in favor of the director or secretary or the director or secretary is acquitted, or where an Irish court grants relief because the director or secretary acted honestly and reasonably and ought fairly to be excused.

The Willis Constitution also contains indemnification and expense advancement provisions for current or former executives who are not directors or the company secretary of Willis.

The directors of Willis may, on a case-by-case basis, decide at their discretion, subject to applicable Irish law, that it is in the best interests of Willis to indemnify an individual director from any liability arising from his or her position as a director of Willis. However, this discretion must be exercised bona fide in the best interests of Willis as a whole. Any such indemnity will be limited in the manner described in the foregoing paragraphs.

Willis has entered into deeds of indemnification, and a subsidiary of Willis has entered into indemnification agreements, with the current directors and certain officers of Willis.

Towers Watson	Willis

not entitled to be indemnified. The indemnification and advancement of expenses is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The DGCL allows a corporation to purchase and maintain insurance on behalf of any person eligible for indemnification against any liability asserted against such person and incurred by such person in any capacity, or arising out of such person’s status, whether or not the corporation would have the power to indemnify such person against such liability.

Towers Watson’s bylaws provide that Towers Watson shall indemnify to the maximum extent permitted by law each director and officer who is or was a party or is threatened to be made a party to or is or was involved (as a party, witness, or otherwise) in or to any proceeding, whether or not by or in the right of Towers Watson, by reason of the fact that such person is or was a director or officer of Towers Watson, whether the basis of the proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director or officer and advance expenses (including attorneys’ fees) incurred by directors and officers in matters subject to such indemnification to the maximum extent permitted by law.

Towers Watson has also entered into separate indemnification agreements with certain of its directors and officers.

	Towers Watson	Willis
Limitation on Director Liability

Under Section 102(b)(7) of the DGCL, the certificate of incorporation may eliminate or limit the liability of a director for monetary damages, provided that it does not eliminate or limit the liability of a director:

•    for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•    for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•    under Section 174 of the DGCL (i.e., unlawful payment of dividends or unlawful purchase or redemption of stock); or

•    for any transaction from which the director derived an improper personal benefit.

The Towers Watson bylaws adopt this standard.

Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where negligence or a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result. Under Irish law, shareholders may not agree to exempt a director or officer from any claim or right of action a shareholder may have, whether individually or in the right of a company, on account of any action taken or the failure to take any action in the performance of such director’s or officer’s duties to the company.

Annual Meetings of Shareholders

The DGCL provides that if a corporation has not held its annual meeting of shareholders for a period of 30 days after the date designated, or if no date has been designated, for a period of 13 months after its last annual meeting, the Court may summarily order a meeting to be held upon the application of any shareholder or director.

The Towers Watson bylaws provide that the Towers Watson board of directors may determine the date, time and place of the annual meeting of shareholders.

At any meeting of shareholders, the presiding officer of the meeting will determine the order of business and have the authority in his or her sole discretion to regulate the conduct of such meeting.

At an annual meeting of the shareholders, only such business will be conducted or considered as is properly brought before the meeting. Such business may be brought, and nominations of persons for election as directors of Towers Watson may be made at

As a matter of Irish law, Willis is required to hold annual general meetings at intervals of no more than 15 months provided that an annual general meeting is held in each calendar year following the first annual general meeting. The accounts which are presented at the annual general meeting must be made up to a date not more than nine months before the date of the meeting. Because of the fifteen-month requirement described in this paragraph, the Willis Constitution includes provisions reflecting this requirement of Irish law.

At any annual general meeting, only such business may be conducted as has been brought before the meeting (i) by or at the direction of the board of directors, (ii) in certain circumstances, at the direction of the Irish High Court, (iii) as required by law or (iv) being such business that the chairman of the meeting determines is properly within the scope of the meeting.

Any annual general meeting may be held outside of Ireland. Unless all of the

	Towers Watson	Willis

an annual meeting of shareholders only (i) pursuant to the proxy materials with respect to such meeting; (ii) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors; (iii) brought before the annual meeting by or at the direction of the CEO, the President or the board of directors pursuant to a resolution adopted by a majority of the members of the board of directors or (iv) brought before the annual meeting by any shareholder who is a shareholder of record at the time of the giving of the notice of such annual meeting by or at the direction of the board of directors, who is entitled to vote for the election of directors at such meeting and who has complied with the advance notice procedures provided in Towers Watson’s bylaws. See “Advance Notice Provisions” below.

shareholders have consented to the meeting being held outside Ireland, the company must make all necessary arrangements to ensure that members can participate by technological means in the meeting without leaving Ireland.

The provisions of the Willis Constitution relating to general meetings shall apply to every such general meeting of the holders of any class of shares with certain exceptions such as in relation to quorum.

Advance Notice Provisions

The DGCL provides that written notice of the place, date and hour of a meeting of shareholders must be given or sent to each shareholder of record entitled to vote at the meeting at least ten (10) days prior to but not more than sixty (60) days prior to the date of the meeting.

Towers Watson’s bylaws provide that all notices for shareholder meetings must be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting.

Notices of annual general meetings of Willis and meetings called for the passing of a Special Resolution must be made in writing at least 21 clear days (that is, not including the day the notice is given or the day of the meeting to which the notice relates) before the meeting. Notice of meetings other than annual general meetings or meetings called for the passing of a Special Resolution must be made in writing at least 14 clear days before the meeting.

Calling Special Meetings of Shareholders

Under the DGCL, special meetings of stockholders may be called by the board of directors and by such other person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws.

As specified in Towers Watson’s bylaws, special meetings of shareholders may be called at any time by, and only by (i) the Chief Executive Officer, (ii) the President, or (iii) the board of directors pursuant to a resolution adopted by the board of directors, to be held at such date, time and place (if applicable), either within or without the State of Delaware as is stated in the notice of the

As provided under Irish law and the Willis Constitution, extraordinary general meetings of Willis may be convened (i) by the Willis board of directors or the chairman of the Willis board of directors, (ii) on requisition of Willis shareholders holding not less than 10% of the paid-up share capital of Willis carrying voting rights, (iii) by a shareholder or shareholders holding not less than 50% of the paid-up share capital of Willis carrying voting rights (iii) on requisition of Willis’ auditors in certain circumstances or (iv) in exceptional cases, by court order.

	Towers Watson	Willis

meeting. The board of directors may postpone or reschedule any previously scheduled special meeting.

Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

In the case of an extraordinary general meeting requisitioned by shareholders of Willis, the proposed purpose of the meeting must be set out in the requisition notice. The requisition notice can contain any resolution. Upon receipt of this requisition notice, the board of directors has 21 days to convene a meeting of Willis’ shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice. Because of requirements described in this paragraph, the Willis Constitution includes provisions reflecting these requirements of Irish law.

If the Willis board of directors becomes aware that Willis’ net assets are half or less than the amount of Willis’ called-up share capital, Willis’ directors must convene an extraordinary general meeting of the Willis shareholders not later than 28 days from the date that one of the directors learns of this fact and the meeting must be held not more than 56 days from that date. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Notice Provisions

The DGCL provides that written notice of the place, date and hour of a meeting of shareholders must be given or sent to each shareholder of record entitled to vote at the meeting at least ten (10) days prior to but not more than sixty (60) days prior to the date of the meeting.

As provided under Irish law, notice of an annual or extraordinary general meeting must be given to all Willis shareholders and (unless a statutory exemption can be availed of) to the auditors of Willis.

	Towers Watson	Willis

Towers Watson’s bylaws provide that all notices for shareholder meetings must be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting.

The Willis Constitution provides for a minimum notice period of 21 clear days’

notice (that is, not including the day the notice is given or the day of the meeting to which it relates) in writing for an annual meeting or an extraordinary general meeting to approve a special resolution and 14 clear days’ notice in writing for any other extraordinary general meeting.

Quorum at Shareholder Meetings	The Towers Watson bylaws provide that at any meeting of shareholders, the presence in person or by proxy of the holders of a majority of the shares entitled to vote shall constitute a quorum.	The Willis Constitution provides that the presence, in person or by proxy, of the holders of at least 50% of Willis ordinary shares outstanding constitutes a quorum for the conduct of business. No business may take place at a general meeting of Willis if a quorum is not present in person or by proxy. The Willis board of directors has no authority to waive quorum requirements stipulated in the Willis Constitution.

Adjournment of Shareholder Meetings	The Towers Watson bylaws provide that any shareholders’ meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time for any reason by the chairman of the meeting, to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, notice of the place, date, and time of the adjourned meeting shall be given to each stockholder of record entitled to vote at such meeting. At any adjourned meeting Towers Watson may transact any business which might have been transacted at the original meeting.	The Willis Constitution provides that the chairman may, with the consent of the meeting at which a quorum is present, and shall if so directed by the meeting, adjourn a general meeting from time to time and from place to place. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. When a meeting is adjourned for three months or more, not less than seven days’ notice of the adjourned meeting shall be given in like manner as in the case of the original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Voting Rights	Under Towers Watson’s certificate of incorporation, each Towers Watson stockholder is entitled to one vote for each	The Willis Constitution provides that all resolutions shall be decided by a poll. Every shareholder shall have one vote for each

Towers Watson	Willis

share of Towers Watson common stock that he or she holds as of the record date for the meeting.

Under Towers Watson’s bylaws, at any meeting of stockholders at which a quorum is present, all matters, except as otherwise provided in Towers Watson’s certificate of incorporation or bylaws or by law, shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote at such meeting and on such matter.

ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in Willis’ share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company, this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by the Willis Constitution. The Willis board of directors may from time to time permit appointments of a proxy to be made by means of a telephonic, electronic or internet communication or facility.

In accordance with the Willis Constitution, its directors may from time to time cause Willis to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares). Treasury shares will not be entitled to be voted at general meetings of shareholders.

Irish law requires approval of certain matters by special resolutions of the shareholders at a general meeting. A special resolution requires the approval of not less than 75% of the votes of Willis’ shareholders cast at a general meeting at which a quorum is present.

Ordinary resolutions, by contrast, require a simple majority of the votes of Willis cast at a general meeting at which a quorum is present.

Irish law also distinguishes between “ordinary business” and “special business.” Most matters are deemed “special” with the exception of declaring a dividend, the consideration of the accounts, balance sheets and the reports of the directors and auditors,

	Towers Watson	Willis
the election of directors, the re-appointment of the retiring auditors and the fixing of the remuneration of the auditors, all of which are deemed to be “ordinary business.”

Shareholder Action by Written Consent

The DGCL allows action by written consent to be made by the holders of the minimum number of votes that would be needed to approve such a matter at an annual or special meeting of stockholders, unless this right to act by written consent is denied in the certificate of incorporation.

Towers Watson’s certificate of incorporation provides that no action can be taken by written consent without a meeting.

The Companies Act provides that shareholders may approve an ordinary or special resolution of shareholders without a meeting only if (i) all shareholders sign the written resolution and (ii) the company’s articles of association permit written resolutions of shareholders. The Willis Constitution permits unanimous written resolutions of shareholders, as permitted under Irish law.

Shareholder Suits	Generally, Towers Watson may be sued under federal securities law, and under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Generally, a person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. The DGCL also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

In Ireland, the decision to institute proceedings is generally taken by a company’s board of directors, who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of the company. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go un-redressed.

The principal case law in Ireland indicates that to bring a derivative action a person must first establish a prima facie case (i) that the company is entitled to the relief claimed and (ii) that the action falls within one of the five exceptions derived from case law, as follows:

(i) where an ultra vires or illegal act is perpetrated;

(ii) where more than a bare majority is required to ratify the “wrong” complained of;

(iii) where the shareholders’ personal rights are infringed;

(iv) where a fraud has been perpetrated upon a minority by those in control; or

	Towers Watson	Willis

(v) where the justice of the case requires a minority to be permitted to institute proceedings.

Shareholders may also bring proceedings against the company where the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct that is burdensome, harsh or wrong. This is an Irish statutory remedy and the court can grant any order it sees fit, including providing for the purchase or transfer of the shares of any shareholder.

Inspection of Books and Records	Under Section 220 of the DGCL, a stockholder or his agent has a right to inspect the corporation’s stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand stating his purpose (which must be reasonably related to such person’s interest as a stockholder). If the corporation refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Chancery Court for an order to compel such inspection.	Under Irish law, shareholders have the right to: (i) receive a copy of the Willis Constitution; (ii) inspect and obtain copies of the minutes and resolutions of general meetings of Willis; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Willis; (iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; (v) receive balance sheets of a subsidiary company of Willis which have previously been sent to shareholders prior to an annual general meeting for the preceding 10 years. The auditors of Willis also have the right to inspect all accounting records of Willis. The auditors’ report must be circulated to the shareholders at least 21 days before the annual general meeting with Willis’ financial statements prepared in accordance with the Companies Act.

Disclosure of Interests in Shares	Neither the DGCL nor Towers Watson’s governing documents impose any obligation with respect to disclosure by shareholders of their interests in Towers Watson shares.	Under the Companies Act, there is a notification requirement for shareholders who acquire or cease to be interested in 3% of the shares of an Irish public limited company. A shareholder of Willis must notify Willis (but not the public at large) if as a result of a transaction the shareholder will be interested in 3% or more of any class of shares of Willis carrying voting rights; or if as a result of a transaction a shareholder

Towers Watson	Willis

who was interested in more than 3% of any class of shares of Willis carrying voting rights ceases to be so interested. Where a shareholder is interested in more than 3% of any class of shares of Willis carrying voting rights, any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to Willis (but not the public at large).

The relevant percentage figure is calculated by reference to the aggregate par value of the class of shares in which the shareholder is interested as a proportion of the entire par value of the issued shares of that class. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures must be notified to Willis within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the requirement to notify.

Where a person fails to comply with the notification requirements described above (other than with respect to a person ceasing to have a notifiable interest in shares), no right or interest of any kind whatsoever in respect of any shares in Willis concerned, held by such person, will be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the Irish High Court to have the rights attaching to the shares concerned reinstated.

In addition to the above disclosure requirement, Willis, under the Companies Act, may by notice in writing require a person whom Willis knows or has reasonable cause to believe to be or, at any time during the three years immediately preceding the date on which such notice is issued, to have been interested in shares comprised in Willis’ relevant share capital: (i) to indicate whether or not it is the case, and (ii) where such person holds or has during that time

	Towers Watson	Willis

held an interest in any shares so comprised, including particulars of such person’s own past or present interests in such class of shares of Willis. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by Willis on a person who is or was interested in any shares of Willis carrying voting rights and that person fails to give Willis any information required within the reasonable time specified, Willis may apply to the court for an order directing that the affected shares be subject to certain restrictions.

Under the Companies Act, the restrictions that may be placed on the shares by the court are:

(a) any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, is void;

(b) no voting rights are exercisable in respect of those shares;

(c) no further shares may be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(d) no payment may be made of any sums due from Willis on those shares, whether in respect of capital or otherwise.

Where the shares in Willis are subject to these restrictions, the court may direct that the shares will cease to be subject to these restrictions.

Appraisal Rights	Under the DGCL, stockholders have appraisal rights in connection with mergers and consolidations, provided the stockholder complies with certain procedural requirements of the DGCL. However, this right to demand appraisal does not apply to shares of any class or series of stock if, at the record date fixed to determine the stockholders entitled to receive notice of and	Generally, under Irish law, shareholders of an Irish company do not have dissenters or appraisal rights. The Companies Act provides for the merger of an Irish public limited company such as Willis into another company to which the provisions of the Companies Act apply. A shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in

	Towers Watson	Willis

to vote: (i) the shares are listed on a national securities exchange; or (ii) the shares are held of record by more than 2,000 stockholders.

Further, no appraisal rights are available for shares of stock of a constituent corporation surviving a merger if the merger does not require a vote of the stockholders of the surviving corporation. However, regardless of the above, appraisal rights are available for the shares of any class or series of stock if the holders are required by the terms of an agreement of merger or consolidation to accept for their stock anything other than:

•    shares of stock of the surviving corporation;

•    shares of stock of any other corporation which, at the effective date of the merger or consolidation, will be listed on a national securities exchange, or held of record by more than 2,000 stockholders;

•    cash in lieu of fractional shares of the corporations described in either of the above; or

•    any combination of the shares of stock and cash in lieu of fractional shares described in any of the three above.

which 90% of the shares are held by the acquiring company, has the right to request that the successor company acquire his or her shares for cash at a price determined in accordance with the share exchange ratio set out in the transaction.

Similar rights apply in the case of a merger between an Irish public company and a company incorporated in another member state of the European Economic Area, under the European Communities (Cross-Border Merger) Regulations 2008.

Anti-Takeover Provisions

Under the DGCL, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares entitled to vote on the matter, unless the certificate of incorporation provides otherwise. Towers Watson’s certificate of incorporation does not provide otherwise.

Under the DGCL, mergers in which less than 20% of a corporation’s stock is issued generally do not require stockholder approval. In addition, mergers in which one corporation owns 90% or more of each class

A transaction by virtue of which a third party is seeking to acquire 30% or more of the voting rights of Willis will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

(a)    in the event of an offer, all classes of shareholders of the target company should be afforded

Towers Watson	Willis

of stock of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares.

The DGCL does not contain a procedure comparable to a scheme of arrangement under the Companies Law.

equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

(b)    the holders of securities in the target company must have sufficient time and information to allow them to make an informed decision regarding the offer. If the board of the target company advises the holders of securities as regards the offer, it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

(c)    the board of the target company must act in the interests of the company as a whole and must not deny the holder of securities the opportunity to decide on the merits of the offer;

(d)    false markets (i.e., a market based on erroneous, imperfect or unequally disclosed information) must not be created in the securities of the target company, the bidder company or any other company concerned by the offer in such a way that the rise or fall of the price of the securities becomes artificial and the normal functioning of the markets is distorted;

(e)    a bidder must announce an offer only after ensuring that he or she can pay in full the consideration offered and after taking all reasonable measures to secure the implementation of any other type of consideration;

(f)     a target company may not be hindered in the conduct of its affairs longer than is reasonable by an offer for its securities (this is a recognition that an offer will disrupt the day-to-day running of a target company, particularly if the

	Towers Watson	Willis

offer is hostile, and the board of the target company must divert its attention to deal with the offer); and

(g)    a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Irish law also includes mandatory bid rules, other requirements in relation to offers, “substantial acquisition” rules and restrictions on “frustrating action.”

Rights Agreement	Towers Watson does not have a shareholder rights plan in place.

Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure. However, there is no directly relevant case law on this issue. The Irish Takeover Rules may also restrict the ability of the Willis board of directors to issue shares after the commencement of an offer period if it is deemed to constitute an attempt to “frustrate” the relevant bid pursuant to Rule 21 of the Irish Takeover Rules. Willis does not have a shareholder rights plan in place.

Variation of Rights Attaching to a Class or Series of Shares	Under Towers Watson’s certificate of incorporation, the Towers Watson board of directors may issue a new series of preferred stock, which may have terms different than outstanding shares, without shareholder approval. Such designation would specify the number of shares of any such series and determine the voting rights, preferences, privileges and restrictions, if any, of the shares of any series. A variation of the rights attached to issued shares of Towers Watson would be effected through an amendment to Towers Watson’s certificate of incorporation, as described under “—Amendments of Governing Documents” below.	As a matter of Irish law and pursuant to the Willis Constitution, any variation of class or series rights attaching to the issued Willis ordinary shares must be approved by a simple majority of the votes cast at a separate general meeting of the holders of the shares of that class, provided that, if the relevant class of holders has only one holder, that person present in person or by proxy shall constitute the necessary quorum.

	Towers Watson	Willis
Amendments of Governing Documents

Under the DGCL, a corporation’s certificate of incorporation may be amended with approval of the board of directors and the outstanding stock entitled to vote, either before or after the approval by the board.

Towers Watson’s bylaws may be amended or repealed by the vote of the holders of at least 67% of the outstanding shares entitled to vote or by the board of directors. In addition, a bylaw adopted by the shareholders may restrict or eliminate the power of the board of directors to adopt, amend or repeal such bylaws.

Willis, pursuant to Irish law, may only alter its Constitution by the passing of a special resolution of shareholders.

Rights Upon Liquidation

Under the DGCL, unless the board of directors approves a proposal to dissolve, a dissolution must be approved by the written consent of stockholders holding 100% of the total voting power of the corporation. If a dissolution is initially approved by the board of directors, it may be approved by the holders of a majority of the outstanding shares entitled to vote thereon.

Upon dissolution, after satisfaction of the claims of creditors, the assets of Towers Watson would be distributed to stockholders in accordance with their respective interests, including any rights a holder of shares of preferred stock may have to preferred distributions upon dissolution or liquidation of the corporation.

Willis’ corporate existence has unlimited duration. Willis may be dissolved at any time by way of either a shareholders’ voluntary winding up or a creditors’ voluntary winding up. In the case of a shareholders’ voluntary winding up, a special resolution of the shareholders of Willis is required. Willis may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Willis has failed to file certain returns.

Willis may also be dissolved by the Director of Corporate Enforcement in Ireland where the affairs of Willis have been investigated by an inspector and it appears from the report or any information obtained by the Director of Corporate Enforcement that Willis should be wound up.

The rights of the shareholders to a return of Willis’ assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in the Willis Constitution or the terms of any preferred shares issued by the directors of Willis from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of Willis. If the Willis Constitution contains no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to

	Towers Watson	Willis

shareholders in proportion to the paid-up par value of the shares held. The Willis Constitution provides that the ordinary shareholders of Willis are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholder to participate under the terms of any series or class of preferred shares. The Willis Constitution also provides that Willis may be wound up by unanimous vote of its shareholders.

Enforcement of Civil Liabilities Against Foreign Persons	A judgment for the payment of money rendered by a court in the United States based on civil liability generally would be enforceable elsewhere in the United States.

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The following requirements must be met before the foreign judgment will be deemed to be enforceable in Ireland:

(a)    the judgment must be for a definite sum;

(b)    the judgment must be final and conclusive; and

(c)    the judgment must be provided by a court of competent jurisdiction.

An Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violated Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment.

APPRAISAL RIGHTS

The following discussion is not a full summary of the provisions of Delaware law pertaining to appraisal rights and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this joint proxy statement/prospectus as Annex D. The following summary does not constitute legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262 of the DGCL. Unless the context requires otherwise, all references in Section 262 of the DGCL and in this summary to a “stockholder” are to a record holder of Towers Watson common stock.

Under Section 262 of the DGCL, stockholders of a Delaware corporation are entitled to appraisal rights if they are required to accept cash (other than cash in lieu of fractional shares) for their shares in a merger.

Stockholders who have neither voted in favor of, nor consented in writing to, the Towers Watson Merger Proposal, who continuously hold such shares through the effective date of the Merger and who otherwise comply with Section 262 of the DGCL are entitled to appraisal rights. Appraisal rights entitle the holders to have the “fair value” of their shares of Towers Watson common stock determined by the Court, and to receive payment in cash of such “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value, in lieu of receiving the Merger Consideration. Record holders of Towers Watson common stock who elect to exercise appraisal rights must comply with all the procedures set forth in Section 262 of the DGCL in order to preserve those rights.

Under Section 262 of the DGCL, where a merger agreement for a proposed merger is to be submitted for adoption at a meeting of stockholders, as in the case of Towers Watson’s special meeting, the corporation submitting the matter to a vote of stockholders must, not less than 20 days prior to the meeting, notify each of its stockholders that appraisal rights are available, and must include in each such notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes such notice by Towers Watson to the holders of shares of Towers Watson common stock, and a copy of the full text of Section 262 of the DGCL as in effect with respect to this transaction is attached to this joint proxy statement/prospectus as Annex D.

ANY HOLDER OF TOWERS WATSON COMMON STOCK WHO WISHES TO EXERCISE APPRAISAL RIGHTS, OR WHO WISHES TO PRESERVE SUCH STOCKHOLDER’S RIGHT TO DO SO, SHOULD CAREFULLY REVIEW THE FOLLOWING DISCUSSION AND ANNEX D BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL OF SHARES OF TOWERS WATSON COMMON STOCK, TOWERS WATSON BELIEVES THAT, IF A STOCKHOLDER CONSIDERS EXERCISING SUCH RIGHTS, SUCH STOCKHOLDER SHOULD SEEK THE ADVICE OF LEGAL COUNSEL.

How to Exercise and Perfect Appraisal Rights

Towers Watson stockholders wishing to exercise the right to demand appraisal of their shares of Towers Watson common stock under Section 262 of the DGCL must do each of the following:

•	Deliver to Towers Watson a written demand for appraisal of their shares before the vote on the Towers Watson Merger Proposal at the Towers Watson special meeting;

•	Not vote in favor of the Towers Watson Merger Proposal at the Towers Watson special meeting (voting against, abstaining from voting or not voting at all will satisfy this requirement);

•	Continue to hold their shares of Towers Watson common stock from the date of making the demand through the effective date of the Merger; and

•	File (or Towers Watson, as the surviving corporation, must file) a petition in the Court, requesting a determination of the fair value of their shares, within 120 days after the effective date of the Merger. The surviving corporation is under no obligation to and has no present intention to file a petition, and holders should not assume that the surviving corporation will file a petition. Accordingly, it is the obligation of the holders of Towers Watson common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of Towers Watson common stock within the time prescribed in Section 262 of the DGCL.

A vote in favor of the Towers Watson Merger Proposal, in person or by proxy, or the return of a signed proxy that does not contain voting instructions will, unless revoked, constitute a waiver of the stockholder’s appraisal rights and will nullify any previously filed written demand for appraisal. If you sign and return a proxy card that does not contain voting instructions or submit a proxy by telephone or through the Internet that does not contain voting instructions, you will effectively waive your appraisal rights because such shares represented by the proxy will, unless the proxy is revoked, be voted for the Towers Watson Merger Proposal. However, neither voting against the Towers Watson Merger Proposal, nor abstaining from voting or failing to vote on the Towers Watson Merger Proposal, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL.

Who May Exercise Appraisal Rights and the Filing Written Demand

Only a holder of record of shares of Towers Watson common stock is entitled to demand an appraisal of the shares registered in that holder’s name. Holders of shares of Towers Watson common stock who decide to exercise their appraisal rights must make a demand, in writing, for appraisal of their shares of common stock prior to the taking of the vote on the Towers Watson Merger Proposal at the stockholders meeting. A demand for appraisal will be sufficient if it reasonably informs Towers Watson of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder’s shares of Towers Watson common stock. If you wish to exercise your appraisal rights you must be the record holder of such shares of Towers Watson common stock on the date the written demand for appraisal is made and you must continue to hold such shares through the effective date of the Merger. Accordingly, a stockholder who is the record holder of shares of common stock on the date the written demand for appraisal is made, but who thereafter transfers such shares prior to the effective date of the Merger, will lose any right to appraisal in respect of such shares. A stockholder’s failure to make the written demand prior to the taking of the vote on the Towers Watson Merger Proposal will constitute a waiver of appraisal rights.

A demand for appraisal in respect of shares of Towers Watson common stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears in the Towers Watson common stock registry or on the stock certificates (as applicable), should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the Merger. This written demand for appraisal must be separate from any proxy or vote abstaining from or voting against the Towers Watson Merger Proposal.

If the shares are owned of record in a fiduciary capacity, such as by a trustee, a bank or trust company, guardian or custodian, or other nominee, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising appraisal rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares of common stock held in the name of the record owner. Beneficial owners who do not also hold their Towers Watson shares of record may not directly make appraisal demands to Towers Watson. The beneficial owner must, in such cases, have the owner of record, such as a broker, bank or other nominee, submit the required demand in respect of those shares of Towers Watson common stock. If a stockholder holds shares of Towers Watson common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights should consult with their brokers or other nominees promptly to determine and follow in a timely manner the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 of the DGCL should be sent or delivered to Towers Watson at:

Towers Watson & Co.

901 N. Glebe Road

Arlington, VA 22203

Attention: General Counsel

From and after the effective date of the Merger, any Towers Watson stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not be entitled to vote for any purpose the shares of Towers Watson common stock subject to appraisal or to receive payment of dividends or other distributions on such shares except for dividends or distributions payable to stockholders of record as of a record date prior to the effective date of the Merger.

Notice by the Surviving Corporation

Within 10 days after the effective date of the Merger, Towers Watson, as the surviving corporation in the Merger, must provide written notice to each holder of Towers Watson common stock, who properly asserted appraisal rights under Section 262 of the DGCL and has not voted for the Towers Watson Merger Proposal, that the Merger has become effective.

Withdrawing a Demand for Appraisal

At any time within 60 days after the effective date of the Merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement by delivering to Towers Watson, as the surviving corporation, a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the Merger will require written approval of Towers Watson, as the surviving corporation. No appraisal proceeding in the Court will be dismissed as to any stockholder who does not withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within 60 days after the effective date of the Merger without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when such approval is required, or, except with respect to any stockholder who withdraws such stockholder’s demand within 60 days after the effective date of the Merger, if the Court does not approve the dismissal of an appraisal proceeding with respect to a stockholder, such stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Merger Consideration being offered pursuant to the Merger Agreement.

Filing a Petition for Appraisal

Within 120 days after the effective date of the Merger, but not thereafter, Towers Watson, as the surviving corporation, or any holder of Towers Watson common stock who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Court demanding a determination of the fair value of the shares held by all dissenting holders. Upon the filing of the petition by a stockholder, service of a copy of such petition shall be made upon the surviving corporation. As noted above, the surviving corporation is under no obligation to and has no present intention to file a petition, and holders should not assume that the surviving corporation will file a petition. Accordingly, it is the obligation of the holders of common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of common stock within the time prescribed in Section 262 of the DGCL. Within 120 days after the effective date of the Merger, any holder of common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the Towers Watson Merger Proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the above requirement that demands for appraisal be made by record owners, a person who is the beneficial owner of shares of Towers Watson common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal in the Court as described in this paragraph or request to receive from the surviving corporation the statement described in this paragraph.

If a petition for an appraisal is timely filed by a holder of shares of Towers Watson common stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days after being served with a copy of the petition to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Towers Watson common stock and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Court, the Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court may require the stockholders who demanded appraisal of their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Court may dismiss the proceedings as to the stockholder.

Determination of Fair Value

After the Court determines the holders of common stock entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court shall determine the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5 percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. When the fair value is determined, the Court will direct the payment of such value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates or, in the case of book-entry shares, forthwith.

In determining the fair value of the shares of Towers Watson common stock, and, if applicable, interest, the Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Towers Watson stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the Merger if they did not seek appraisal of their shares and that an opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Neither Towers Watson, Willis nor Merger Sub makes any representation as to the outcome of the appraisal of fair value as determined by the Court, and Towers Watson stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Neither Willis, Merger Sub, nor Towers Watson anticipates offering more than the Merger Consideration to any Towers Watson stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL the “fair value” of a share of common stock is less than the Merger Consideration. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the shares entitled to be appraised. In the absence of such determination or assessment, each party bears its own expenses.

If any Towers Watson stockholder who demands appraisal of his, her or its shares of Towers Watson common stock under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s shares of common stock will be deemed to have been converted at the effective date of the Merger into the right to receive the Merger Consideration pursuant to the Merger Agreement. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration offered pursuant to the Merger Agreement.

As noted above, failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL will result in the loss of a stockholder’s statutory appraisal rights. In light of the complexity of Section 262 of the DGCL, Towers Watson stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF WILLIS

The following table shows the number of Willis ordinary shares beneficially owned by each current director each current NEO and Willis’ current directors and executive officers as a group, as of October 2, 2015; to Willis’ knowledge, based on statements filed by such persons pursuant to Section 13(d) or 13(g) of the Exchange Act and notices delivered to Willis pursuant to the Companies Act.

A person is deemed to be a beneficial owner of ordinary shares if he or she, either alone or with others, has the power to vote or to dispose of those ordinary shares or the right to acquire such power within 60 days of the date of the table. Ordinary shares subject to stock options presently exercisable or exercisable within 60 days of October 2, 2015 and restricted units are deemed to be outstanding and beneficially owned by the person holding the securities for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. There were 180,039,931 Willis ordinary shares outstanding as of October 2, 2015 and the calculations of percentage ownership below are based on such number of outstanding shares regardless of the date of the information regarding beneficial ownership reported below.

Directors and Executive Officers

Name and Address(1)	Number of Shares Beneficially Owned(2)	Percent Beneficially Owned
Anna Catalano(3)	11,425	*
Sir Roy Gardner(4)	49,372	*
Sir Jeremy Hanley(5)	52,491	*
Robyn Kravit(6)	12,597	*
Wendy E. Lane	12,914	*
Francisco Luzón	10,453	*
James McCann(7)	21,098	*
Jaymin Patel	4,815	*
Douglas Roberts(8)	20,851	*
Michael Somers	8,849	*
Jeffrey W. Ubben(9)	18,426,275	10.23%
Dominic Casserley(10)	282,926	*
John Greene	3,020	*
Todd Jones(11)	21,965	*
Timothy Wright(12)	83,955	*
All of our Current Directors and Executive Officers (19 persons)(13)	19,060,342	10.56%

*	Less than 1%.
(1)	Unless otherwise indicated, the address of each of the persons listed below is c/o Willis Group Holdings Public Limited Company, Grand Mill Quay, Barrow Street, Dublin 4, Ireland.
(2)	The number of shares that the directors and executive officers are deemed to beneficially own includes shares under options that will be exercisable and/or RSUs that will vest on or before October 11, 2015 as indicated in the following notes. These shares, however, are not deemed outstanding for purposes of computing percentage of beneficial ownership of any other person.
(3)	Ms. Catalano’s beneficially owned shares include 1,361 vested RSUs, the settlement of which has been deferred until the earlier of when Ms. Catalano ceases to serve on the Board and January 2, 2017.
(4)	Sir Roy Gardner’s beneficially owned shares include 30,000 options to purchase shares.
(5)	Sir Jeremy Hanley’s beneficially owned shares include 30,000 options to purchase shares, and 3,189 vested RSUs, the settlement of which has been deferred until the earlier of when Sir Jeremy Hanley ceases to serve on the Board and January 2, 2017.

(6)	Ms. Kravit’s beneficially owned shares include 1,361 vested RSUs, the settlement of which has been deferred until the earlier of when Ms. Kravit ceases to serve on the Board and January 2, 2017.
(7)	Mr. McCann’s beneficially owned shares include 1,361 vested RSUs, the settlement of which has been deferred until the earlier of when Mr. McCann ceases to serve on the Board and January 2, 2017
(8)	Mr. Roberts’ beneficially owned shares include 3,189 vested RSUs, the settlement of which has been deferred until the earlier of when Mr. Roberts ceases to serve on the Board and January 2, 2017.
(9)	Mr. Ubben’s beneficially owned shares include 18,423,835 ordinary shares directly beneficially owned by ValueAct Capital Master Fund, L.P., as to which Mr. Ubben may be deemed a beneficial owner. Mr. Ubben disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(10)	Mr. Casserley’s beneficially owned shares include 216,098 options to purchase shares.
(11)	Mr. Jones’ beneficially owned shares include 18,655 options to purchase shares.
(12)	Mr. Wright’s beneficially owned shares include 58,477 options to purchase shares.
(13)	The total number of shares beneficially owned by all of our current directors, director nominees and named executive officers includes the 18,423,835 ordinary shares directly beneficially owned by ValueAct Capital Master Fund, L.P., as to which Mr. Ubben may be deemed a beneficial owner. Mr. Ubben disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Security Ownership Of Certain Beneficial Owners

The following table sets forth information known to Willis concerning the Willis ordinary shares beneficially owned by entities that have reported beneficial ownership of greater than five percent, based on filings made on or prior to October 2, 2015.

Name and Address	Number of Shares Beneficially Owned	Percent Beneficially Owned
Harris Associates L.P.(1)
Harris Associates Inc. 111 S. Wacker Drive Suite 4600 Chicago, IL 60606	20,213,479	11.23%
ValueAct Capital(2) One Letterman Drive Building D, Fourth Floor San Francisco, CA 94129	18,423,835	10.23%

(1)	The beneficial ownership information is based solely on the Schedule 13G/A filed with the SEC on February 11, 2015 by Harris Associates L.P. and its general partner, Harris Associates Inc. The amount beneficially owned includes 19,944,179 shares over which there is sole voting and dispositive power. As a result of advisory and other relationships with persons who own the shares, Harris Associates L.P. may be deemed to be the beneficial owner of 20,213,479 shares.
(2)	The number of shares beneficially owned by ValueAct Capital excludes 2,440 shares directly beneficially owned by Jeffrey Ubben. The beneficial ownership information is based solely on the Form 4 filed with the SEC on August 12, 2015 jointly by Jeffrey Ubben; ValueAct Capital Management, L.P.; ValueAct Capital Management, LLC; VA Partners I, LLC; ValueAct Holdings GP, LLC; ValueAct Holdings, L.P.; and ValueAct Capital Master Fund, L.P. Each of the foregoing persons disclaims beneficial ownership of these shares except to the extent of their pecuniary interest therein.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF TOWERS WATSON

The following table sets forth information known to Towers Watson concerning shares of Towers Watson common stock beneficially owned, as of October 1, 2015, by (i) each current Towers Watson Director; (ii) each current Towers Watson named executive officer; and (iii) all Towers Watson executive officers and Directors as a group. Except as otherwise indicated in the footnotes to the table below, and subject to applicable community property laws, Towers Watson believes that the beneficial owners of the common stock, based on information furnished by such owners, have sole investment power and voting power with respect to such shares.

Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned on October 1, 2015	Percent of Class (a)
Directors
John J. Haley(1)	124,927.40	*
Victor F. Ganzi(2)	14,125.48	*
Leslie S. Heisz(2)	5,158.78	*
Brendan R. O’Neill(2)	17,114.13	*
Linda D. Rabbitt(2)	10,095.11	*
Gilbert T. Ray(2)(3)	23,767.39	*
Paul Thomas(2)	11,925.48	*
Wilhelm Zeller(2)	11,242.80	*

Named Executive Officers (except Directors)
James K. Foreman	25,007.57	*
Carl A. Hess	32,546.08	*
Roger F. Millay(4)	39,837.98	*
Gene H. Wickes	71,133.84	*
All Towers Watson Directors and executive officers as a group (17 persons)	637,581.11	*

(a)	Beneficial ownership of 1 percent or less of a class of common stock is indicated with an asterisk (*).
(1)	Excludes 106,933 shares sold on March 2, 2015 as disclosed in a Form 4 filed with the SEC on March 3, 2015.
(2)	Includes 516.70 restricted stock units that will vest within 60 days and be payable in that number of shares of Towers Watson common stock.
(3)	All of these shares are held in a trust in which Mr. Ray and his wife are co-trustees and share voting and investment control.
(4)	Includes 12,073 currently exercisable stock options with an exercise price of $45.88.

Security Ownership Of Certain Beneficial Owners

The following table sets forth information known to Towers Watson concerning the shares of Towers Watson common stock beneficially owned by entities that have reported beneficial ownership of greater than five percent, based on filings made on or prior to October 1, 2015.

Name of Beneficial Owner	Number of Outstanding Class A Shares Beneficially Owned(1)	Percent of Class
BlackRock, Inc.(2)	4,628,614	6.6%
The Vanguard Group(3)	4,291,908	6.12%

(1)

Pursuant to current regulations of the SEC, securities must be listed as beneficially owned by a person who directly or indirectly has or shares the power to vote (referred to as “voting power”) or the power to dispose of (referred to as “dispositive power”) the securities, whether or not the person has any economic interest in the securities. In addition, a person is deemed a beneficial owner if he or she has the right to acquire beneficial ownership within 60 days, whether upon exercise of a stock option or warrant, conversion of a convertible security or otherwise. The information contained in this table has been included solely in reliance upon, and without independent investigation of, the disclosures contained in the schedules and forms referenced in the footnotes below.
(2)	Based solely on an amendment to a Schedule 13G filed with the SEC on January 29, 2015 by BlackRock, Inc. BlackRock reported sole voting power over 4,248,355 shares of Class A Common Stock and sole dispositive power with respect to all shares beneficially owned. The principal business address of BlackRock is 55 East 52nd Street, New York, NY 10022.
(3)	Based solely on an amendment to a Schedule 13G filed with the SEC on February 10, 2015 by the Vanguard Group and certain subsidiaries (referred to as “Vanguard”). Vanguard reported sole voting power over 66,546 shares and either sole or shared dispositive power over all shares beneficially owned. The principal business address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

Towers Watson generally repurchases shares of Towers Watson common stock in the market to offset dilution from issuances made under its equity incentive plans. Towers Watson may continue to do so until the effective time of the Merger.

EXPERTS

The consolidated financial statements of Willis as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, incorporated into this joint proxy statement/prospectus by reference from Willis’ Current Report on Form 8-K dated August 21, 2015, as amended by Willis’ Current Report on Form 8-K/A, filed on August 25, 2015, and the effectiveness of Willis’ internal control over financial reporting from Willis’ Annual Report on 10-K, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements, and the related financial statement schedule, incorporated in this joint proxy statement/prospectus by reference from the Towers Watson’s Annual Report on Form 10-K for the year ended June 30, 2015, and the effectiveness of Towers Watson’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

VALIDITY OF ORDINARY SHARES

Matheson, Irish counsel to Willis, has passed upon the validity of the Willis ordinary shares offered by this joint proxy statement/prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

CERTAIN OF THE DIRECTORS AND EXECUTIVE OFFICERS OF WILLIS MAY BE NONRESIDENTS OF THE UNITED STATES. ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF SUCH NONRESIDENT PERSONS AND OF WILLIS ARE LOCATED OUTSIDE THE UNITED STATES. AS A RESULT, IT MAY NOT BE POSSIBLE TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON SUCH PERSONS OR WILLIS, OR TO ENFORCE AGAINST SUCH PERSONS OR WILLIS IN U.S. COURTS JUDGMENTS OBTAINED IN SUCH COURTS PREDICATED UPON THE CIVIL LIABILITY PROVISIONS OF THE FEDERAL SECURITIES LAWS OF THE UNITED STATES. WILLIS HAS BEEN ADVISED BY COUNSEL THAT THERE IS DOUBT AS TO THE ENFORCEABILITY IN IRELAND AGAINST WILLIS AND/OR ITS EXECUTIVE OFFICERS AND DIRECTORS WHO ARE NON-RESIDENTS OF THE UNITED STATES, IN ORIGINAL ACTIONS OR IN ACTIONS FOR ENFORCEMENT OF JUDGMENTS OF U.S. COURTS, OF LIABILITIES PREDICATED SOLELY UPON THE SECURITIES LAWS OF THE UNITED STATES.

WILLIS ANNUAL GENERAL MEETING SHAREHOLDER PROPOSALS

Willis held its 2015 Annual General Meeting of Shareholders on June 30, 2015.

Shareholder Proposals in the Proxy Statement for the 2016 Annual General Meeting. Under Rule 14a-8 of the Exchange Act, shareholder proposals to be included in the Proxy Statement for the 2016 Annual General Meeting of Shareholders must be received by Willis’ secretary at its principal executive offices no later than January 12, 2016 and must comply with the requirements of Rule 14a-8 of the Exchange Act and the requirements of the Willis Constitution.

Other Shareholder Proposals and Nominations for Directors to Be Presented at the 2016 Annual General Meeting. Where a shareholder wants to nominate a person for election to the Willis board of directors at Willis’ Annual General Meeting, the shareholder must provide advance notice to Willis. Notice of shareholder nominations for election at the 2016 Annual General Meeting of Shareholders must be received by the Company Secretary, c/o Office of the General Counsel, Willis Group Holdings Public Limited Company, 200 Liberty Street, New York, NY 10281, no earlier than December 13, 2015 and no later than January 12, 2016. The notice must disclose in respect of the proposed nominee, name, age, business and residence address, principal occupation, number of shares beneficially owned and such other information as is required to be disclosed for the election of directors under Section 14 of the Exchange Act, together with a notice executed by the proposed nominee confirming his or her willingness to serve as a director if so elected. The shareholder making the nomination will be expected to provide his or her name, address and number of Willis ordinary shares beneficially owned.

A copy of Willis’ Constitution can be obtained from the Company Secretary on request or can be found in the Investors—Corporate Governance section of Willis’ website at www.willis.com. A shareholder may also propose an individual to the Governance Committee for its consideration as a nominee for election to the Willis board of directors by writing to the Group General Counsel, Willis Group Holdings Public Limited Company, 200 Liberty Street, New York, NY 10281. Willis’ Governance Committee will consider the shareholder’s nominee proposal in accordance with the selection process and specific qualification standards as set out in Willis’ Corporate Governance Guidelines.

Shareholders who wish to present a proposal at the 2016 Annual General Meeting that has not been included in Willis’ proxy materials must submit such proposal (other than a nomination for election discussed above) in writing to the Secretary of Willis. If such notice is received by the Secretary on or after March 27, 2016, SEC rules permit Willis to confer discretionary authority to vote on such proposals on persons appointed as proxies on behalf of Willis.

In addition, the Willis Constitution and the Companies Act contain further requirements relating to the timing and content of the notice which shareholders must provide to Willis for any nomination or matter to be properly presented at a shareholders’ meeting.

TOWERS WATSON ANNUAL MEETING STOCKHOLDER PROPOSALS

If the Merger is completed, Towers Watson will not have public stockholders and there will be no public participation in any future meeting of stockholders. However, if the Merger is not completed or if Towers Watson is otherwise required to do so under applicable law, Towers Watson will hold an annual meeting of stockholders with respect to fiscal year 2015. Any stockholder nominations or proposals for other business intended to be presented at Towers Watson’s next annual meeting must be submitted to Towers Watson as set forth below.

The deadline for submitting a stockholder proposal for inclusion in Towers Watson’s proxy statement and form of proxy pursuant to Rule 14a-8 under the Exchange Act for its annual meeting of stockholders with respect to fiscal 2015 was June 5, 2015. Stockholder proposals that are intended to be presented at Towers Watson’s annual meeting with respect to fiscal year 2015, but that are not intended to be considered for inclusion in Towers Watson’s proxy statement and proxy related to that meeting, or nominations of a candidate for election as a director, must have been received no later than the close of business on August 15, 2015 and no earlier than the close of business on July 16, 2015. Any nominations or proposals must have provided the information required by Towers Watson’s bylaws and complied with any applicable laws and regulations. All submissions must have been made to Towers Watson & Co., Office of the Secretary, 901 N. Glebe Road, Arlington, VA 22203.

If, however, the date of Towers Watson’s annual meeting with respect to fiscal year 2015 is called for the date that is not within 30 days of the anniversary date of the date on which the immediately preceding annual meeting of shareholders was called, to be timely, notice of a proposal by the shareholder must be received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such meeting or the tenth calendar day following the day on which public announcement of the date of Towers Watson’s annual meeting with respect to fiscal year 2015 is first made.

OTHER MATTERS

As of the date of this document, neither the Willis nor the Towers Watson boards of directors know of any matters that will be presented for consideration at the Willis EGM or the Towers Watson special meeting other than as described in this document. However, if any other matter will properly come before either the Willis EGM or the Towers Watson special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notices of the Willis EGM and the Towers Watson special meeting.

IRISH TAKEOVER RULES—RESPONSIBILITY STATEMENT

The directors of Willis accept responsibility for the information contained in this document other than that relating to Towers Watson and its subsidiaries and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Willis (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Towers Watson accept responsibility for the information contained in this document relating to Towers Watson and its subsidiaries and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Towers Watson (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

WHERE YOU CAN FIND MORE INFORMATION

Both Willis and Towers Watson file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You may read and copy any materials that either Willis or Towers Watson files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the Public Reference Room. In addition, Willis and Towers Watson file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from Willis at http://www.willis.com via the “Investors” link, or from Towers Watson by accessing Towers Watson’s website at http://www.towerswatson.com and clicking on the “Investors” link.

Willis has filed a registration statement on Form S-4 of which this document forms a part with respect to the Willis ordinary shares to be issued in the Merger. This document constitutes the prospectus of Willis filed as part of the registration statement. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that Willis and Towers Watson have previously filed with the SEC, including those listed below.

You should rely only on the information contained in this joint proxy statement/prospectus or that we have referred to you. Willis and Towers Watson have not authorized anyone to provide you with any additional information. This joint proxy statement/prospectus is dated as of the date listed on the cover page. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing or posting of this joint proxy statement/prospectus to shareholders of Willis or stockholders of Towers Watson nor the issuance of ordinary shares of Willis in the transaction shall create any implication to the contrary.

The SEC allows Willis and Towers Watson to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below. This joint proxy statement/prospectus also contains summaries of certain provisions contained in some of the Willis and Towers Watson documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some of the information or documents or portions thereof, such as that called for by Item 2.02 and Item 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Willis and Towers Watson have previously filed with the SEC. They contain important information about the companies and their financial condition.

Willis SEC Filings (File No. 001-16503)	Period or File Date
Annual Report on Form 10-K	Year ended December 31, 2014, filed February 24, 2015 (excluding Items 1, 7 and 8 of Part II)
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2015, filed May 6, 2015 and June 30, 2015 filed August 6, 2015
Current Reports on Form 8-K	Filed on January 12, 2015, January 16, 2015, March 2, 2015, April 1, 2015, April 23, 2015, June 29, 2015, June 30, 2015, July 6, 2015, July 13, 2015, July 29, 2015, and August 21, 2015 (which includes certain information which replaces and supersedes Items 1, 7 and 8 of Part II of Willis’ Annual Report on Form 10-K for the year ended December 31, 2014), and August 25, 2015
Proxy Statement on Schedule 14A	Filed on April 17, 2015, as supplemented on June 19, 2015
Description of Willis ordinary shares	Current Report on Form 8-K filed on January 4, 2010

Towers Watson SEC Filings (File No. 001-34594)	Period or File Date
Annual Report on Form 10-K	Year ended June 30, 2015, filed on August 14, 2015
Amendment No. 1 to Annual Report on Form 10-K/A	Year ended June 30, 2015, filed on October 2, 2015
Current Reports on Form 8-K	Not applicable
Proxy Statement on Schedule 14A	Filed on October 3, 2014

This document also incorporates by reference all additional documents that may be filed by Willis and Towers Watson with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this document and the later to occur of the date of the Willis EGM and the date of the Towers Watson special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements (other than portions of those documents deemed to have been furnished and not filed).

Willis shareholders and Towers Watson stockholders can obtain any document incorporated by reference into this document from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit in this document, the exhibit will also be provided without charge by requesting it in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Willis Group Holdings Public Limited Company shareholders should contact:	Towers Watson & Co. stockholders should contact:
200 Liberty Street, 7th Floor	901 N. Glebe Road
New York, NY 10281-1003	Arlington, VA 22203
Attention: Investor Relations	Attention: Investor Relations
(212) 915-8084	(703) 258-8000
investor.relations@willis.com	investor.relations@towerswatson.com

You should rely only on the information contained or incorporated by reference into this document. We have not authorized anyone to provide you with information that is different from what is contained in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This document is dated October 13, 2015, and the information contained in this document speaks only as of such date. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to Willis shareholders and Towers Watson stockholders nor the issuance of Willis ordinary shares in the Merger creates any implication to the contrary.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this joint proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this joint proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus. Any statement concerning the contents of any contract or other document filed as an exhibit to the registration statement is not necessarily complete. With respect to each contract or other document filed as an exhibit to the registration statement, you are referred to that exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

ADDITIONAL INFORMATION

The information contained in this section of this joint proxy statement/prospectus is not required to be included pursuant to the rules and regulations of the Securities and Exchange Commission, but is included solely to comply with the requirements of the Irish Takeover Rules in order to provide the information required under such rules to Willis shareholders.

1.	Shareholders and Dealings

1.1	For the purposes of this paragraph 1:

(a)	two or more persons are deemed to be acting in concert if they cooperate on the basis of an agreement, either express or tacit, either oral or written, aimed at

(i)	either:

(1)	the acquisition by any one or more of them of securities in the relevant company concerned; or

(2)	the doing, or the procuring of the doing, of any act that will or may result in an increase in the proportion of securities in the relevant company concerned held by any one or more of them; or

(ii)	either:

(1)	acquiring control of the relevant company concerned; or

(2)	frustrating the successful outcome of an offer made for the purpose of the acquisition of control of the relevant company concerned;

and ‘acting in concert’ shall be construed accordingly;

(b)	arrangement includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which may be an inducement to deal or refrain from dealing;

(c)	control means the holding, whether directly or indirectly, of securities in a company that confer in aggregate 30% or more of the voting rights in that company;

(d)	derivative includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;

(e)	disclosure date means October 2, 2015, being the latest practicable date before the posting of this document;

(f)	disclosure period means the period commencing on June 30, 2014 (being the date 12 months before the date of the announcement of the Merger) and ending on the disclosure date;

(g)	exempt fund manager means a discretionary fund manager which has been recognised by the Irish Takeover Panel as an exempt fund manager for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Irish Takeover Panel and has not been notified by the Irish Takeover Panel of the withdrawal of such recognition;

(h)	exempt principal trader means a principal trader who is recognized by the Irish Takeover Panel as an exempt principal trader for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Irish Takeover Panel and has not been notified by the Irish Takeover Panel of the withdrawal of such recognition;

(i)	for the purpose of determining whether a person has an “interest in a relevant security” or is “interested in a relevant security”;

(i)	that person shall be deemed to have an “interest,” or to be “interested,” in a relevant security if and only if he or she has a long position in that security; and

(ii)	a person who has only a short position in a relevant security shall be deemed not to have an interest, nor to be interested, in that security;

(j)	Long position and short position:

(i)	A person shall be deemed to have a long position in a relevant security for the purposes of paragraph (i) if he or she directly or indirectly:

(1)	owns that security; or

(2)	has the right or option to acquire that security or to call for its delivery; or

(3)	is under an obligation to take delivery of that security; or

(4)	has the right to exercise or control the exercise of the voting rights (if any) attaching to that security,

or to the extent that none of sub-paragraphs (1) to (4) above applies to that person, if he or she:

(5)	will be economically advantaged if the price of that security increases; or

(6)	will be economically disadvantaged if the price of that security decreases, irrespective of:

(i)	how any such ownership, right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to purchase, option or derivative; and

(ii)	whether any such ownership, right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise,

provided that a person who has received an irrevocable commitment to accept an offer (or to procure that another person accept an offer) shall not, by virtue only of sub-paragraph (2) or (3) above, be treated as having an interest in the relevant securities that are the subject of the irrevocable commitment;

(ii)	A person shall be deemed to have a short position in a relevant security for the purposes of paragraph (i) if he or she directly or indirectly:

(i)	has the right or option to dispose of that security or to put it to another person; or

(ii)	is under an obligation to deliver that security to another person; or

(iii)	is under an obligation either to permit another person to exercise the voting rights (if any) attaching to that security or to procure that such voting rights are exercised in accordance with the directions of another person, or to the extent that none of sub-paragraphs (i) to (iii) above applies to that person if he or she:

(iv)	will be economically advantaged if the price of that security decreases; or

(v)	will be economically disadvantaged if the price of that security increases, irrespective of:

(1)	how any such right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to sell, option or derivative; and

(2)	whether any such right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise;

(k)	relevant Towers Watson securities in relation to Towers Watson shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

(i)	equity share capital of Towers Watson;

(ii)	securities or any other instruments of Towers Watson which confer on their holders rights to convert into or to subscribe for any new securities of the foregoing category;

(l)	relevant Willis securities in relation to Willis shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

(i)	securities of Willis which confer voting rights;

(ii)	equity share capital of Willis; and

(iii)	securities or any other instruments of Willis conferring on their holders rights to convert into or to subscribe for any new securities of the foregoing categories;

(m)	relevant period means the period commencing on June 30, 2015 and ending on the disclosure date; and

(n)	relevant securities means relevant Towers Watson securities or relevant Willis securities, as appropriate, and relevant security shall be construed appropriately.

1.2	Interests and short positions in relevant Willis securities

(a)	As at the close of business on the disclosure date, the Willis directors (including persons connected with them (within the meaning of the Irish Companies Act 2014)) were interested in the following relevant Willis securities (excluding options and other share awards which are disclosed in paragraph (b) below):

Share Ownership

Name	Number of Relevant Willis Securities
Dominic Casserley	66,828
Anna C. Catalano	8,879
Sir Roy Gardner	18,187
Sir Jeremy Hanley	19,302
Robyn S. Kravit	10,051
Wendy E. Lane	11,729
Francisco Luzón	9,268
James F. McCann	19,737
Jaymin Patel	4,815
Douglas B. Roberts	16,477
Dr. Michael J. Somers	8,849
Jeffrey W. Ubben	2,440	* +

*	Under an agreement with ValueAct Capital, Jeffrey W. Ubben is deemed to hold these shares for the benefit of ValueAct Capital Master Fund, L.P. and indirectly for (i) VA Partners I, LLC as General Partner of ValueAct Capital Master Fund, L.P., (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund, L.P., (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P., (iv) ValueAct Holdings, L.P. as the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC and as the majority owner of the membership interests of VA Partners I, LLC and (v) ValueAct Holdings GP, LLC as General Partner of ValueAct Holdings, L.P. Each of the foregoing persons disclaims beneficial ownership of the reported stock except to the extent of their pecuniary interest therein.

+	ValueAct Capital Master Fund, L.P. is the beneficial owner of 18,423,835 ordinary shares, par value $0.000115 per share, of Willis Group Holdings Public Limited Company. Mr. Ubben may be deemed to be the beneficial owner of these shares as a partner and member of the Management Committee of ValueAct Capital, but he disclaims beneficial ownership except to the extent of his pecuniary interest in each applicable ValueAct entity. Each of the foregoing persons disclaims beneficial ownership of the reported stock except to the extent of their pecuniary interest therein. A Schedule 13D/A has been jointly filed with the U.S. Securities and Exchange Commission by (a) ValueAct Capital Master Fund, L.P., (b) VA Partners I, LLC, (c) ValueAct Capital Management, L.P., (d) ValueAct Capital Management, LLC, (e) ValueAct Holdings, L.P. and (f) ValueAct Holdings GP, LLC with respect to the beneficial ownership of such shares.

(b)	As at the close of business on the disclosure date, the following options or awards over Willis shares have been granted to the following Willis directors (including persons connected with them (within the meaning of the Irish Companies Act 2014)) under Willis’ 2012 Equity Incentive Plan and remain outstanding:

Stock Options

Name	Number of Shares under Options	Exercise Price Per Share	Expiry Date
Dominic Casserley	143,915	$40.71	5/10/2021
	88,123	$44.13	3/31/2022
	190,770	$41.59	5/10/2022
	199,165	$47.55	5/11/2023
Sir Roy Gardner	30,000	$34.15	5/04/2016
Sir Jeremy Hanley	30,000	$34.15	5/04/2016

Other Share Awards

Name	Number of Shares Subject to Awards
Dominic Casserley	246,973
Anna C. Catalano	3,515
Sir Roy Gardner	2,154
Sir Jeremy Hanley	5,343
Robyn S. Kravit	3,515
Wendy E. Lane	2,154
Francisco Luzón	2,154
James F. McCann	7,823
Jaymin Patel	2,154
Douglas B. Roberts	5,343
Dr. Michael J. Somers	2,154
Jeffrey W. Ubben	2,154

(c)	Save as described in paragraphs (a) and (b) above, as at the close of business on the disclosure date, no Willis director (including persons connected with them (within the meaning of the Companies Act 2014)) was interested, or held any short positions, in any relevant Willis securities.

(d)	As at the close of business on the disclosure date, the following subsidiaries of Willis were interested in the following relevant Willis securities:

Name	Number of Relevant Willis Securities
Willis I/S	3,328

(e)	As at the close of business on the disclosure date, no subsidiaries of Willis held any short positions in any relevant Willis securities.

(f)	As at the close of business on the disclosure date, no trustee of any pension scheme in which Willis or any subsidiary of Willis participates, was interested, or held any short positions, in any relevant Willis securities.

(g)	As at the close of business on the disclosure date, no partner or member of the professional staff of Perella Weinberg Partners LP (financial advisor to Willis) actively engaged in relation to the Merger or otherwise customarily engaged in the affairs of Willis since June 30, 2013 and no person (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as Perella Weinberg Partners LP, was interested, or held any short positions, in any relevant Willis securities.

(h)	As at the close of business on the disclosure date, no partner or member of the professional staff of Deloitte LLP (Willis’ auditor) engaged actively in relation to the Merger or otherwise customarily engaged in the affairs of Willis since June 30, 2013 was interested, or held any short positions, in any relevant Willis securities.

(i)	As at the close of business on the disclosure date, no partner or member of the professional staff of Weil, Gotshal & Manges LLP (US legal advisor to Willis) actively engaged in relation to the Merger, or otherwise customarily engaged in the affairs of Willis since June 30, 2013 was interested, or held any short positions, in any relevant Willis securities.

(j)	As at the close of business on the disclosure date, no partner or member of the professional staff of Matheson (Irish legal advisor to Willis) actively engaged in relation to the Merger or otherwise customarily engaged in the affairs of Willis since June 30, 2013 was interested, or held any short positions, in any relevant Willis securities.

(k)	As at the close of business on the disclosure date, no partner or member of the professional staff of Morrow & Co. LLC, (proxy solicitation agent of Willis) actively engaged in relation to the Merger or otherwise customarily engaged in the affairs of Willis since June 30, 2013 was interested, or held any short positions, in any relevant Willis securities.

(l)	As at the close of business on the disclosure date, no fund manager (other than an exempt fund manager) connected with Willis was interested, or held any short positions, in any relevant Willis securities.

(m)	Neither Willis, nor so far as the Willis directors are aware, any person acting in concert with Willis has any arrangement with any other person in relation to relevant Willis securities or held any short positions in any relevant Willis securities.

(n)	No Willis director holds short positions in any relevant Willis securities.

(o)	As at the close of business on the disclosure date, other than as disclosed in this paragraph 1.2, no person acting in concert with Willis was interested, or held any short positions, in relevant Willis securities.

(p)	No indemnity or option arrangement, nor any agreement or understanding, formal or informal, between two or more persons relating to any relevant Willis securities, which is or may be an inducement to one or more such persons to deal or refrain from dealing in the relevant Willis securities exists between Willis or any other person acting in concert with Willis, and any other person.

(q)	The information in this paragraph 1.2 in respect of each member of Willis and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Willis directors’ knowledge, information and belief as of the disclosure date, after having made due and careful inquiries.

1.3	Dealings in relevant Willis securities

(a)	The dealings during the disclosure period in relevant Willis securities by the Willis directors or persons connected with them (within the meaning of the Irish Companies Act 2014) were as follows:

Name	Nature of Transaction	Date	Number of relevant Willis securities	Price
Dominic Casserley	Award of performance-based restricted share units	5/10/2015	55,205	$0.00
	Award of time-based restricted share units	5/11/2015	27,603	$0.00
	Option grant	5/11/2015	199,165	$0.00
Anna C. Catalano	Award of time-based restricted share units	8/11/2014	2,440	$0.00
	Sale of shares	8/12/2014	1,160	Average sale price of $40.84
	Option exercise	2/13/2015	30,000	Exercise price of $36.19
	Sale of shares	2/13/2015	30,000	Average sale price of $47.73
	Sale of shares	2/13/2015	3,000	Average sale price of $47.92
	Award of time-based restricted share units	8/10/2015	2,154	$0.00
	Sale of shares	8/31/2015	1,185	Average sale price of $43.06
Sir Roy Gardner	Award of time-based restricted share units	8/11/2014	2,440	$0.00
	Net settlement of shares	8/18/2014	1,122	Price of $40.97
	Award of time-based restricted share units	8/10/2015	2,154	$0.00
	Sale of shares	8/31/2015	1,185	Average sale price of $43.06
Sir Jeremy Hanley	Award of time-based restricted share units	8/11/2014	2,440	$0.00
	Award of time-based restricted share units	8/10/2015	2,154	$0.00
Robyn S. Kravit	Award of time-based restricted share units	8/11/2014	2,440	$0.00
	Sale of shares	8/12/2014	1,160	Average sale price of $40.84
	Award of time-based restricted share units	8/10/2015	2,154	$0.00
	Sale of shares	8/31/2015	1,185	Average sale price of $43.06

Name	Nature of Transaction	Date	Number of relevant Willis securities	Price
Wendy E. Lane	Award of time-based restricted share units	8/11/2014	2,440	$0.00
	Sale of shares	8/12/2014	1,160	Average sale price of $40.84
	Award of time-based restricted share units	8/10/2015	2,154	$0.00
	Sale of shares	8/31/2015	1,185	Average sale price of $43.06
Francisco Luzón	Award of time-based restricted share units	8/11/2014	2,440	$0.00
	Net settlement of shares	8/19/2014	1,122	Price per share of $40.97
	Award of time-based restricted share units	8/10/2015	2,154	$0.00
	Sale of shares	8/31/2015	1,185	Average sale price of $43.06
James F. McCann	Award of time-based restricted share units	8/11/2014	7,322	$0.00
	Sale of shares	8/12/2014	2,000	Average sale price of $40.84
	Award of time-based restricted share units	8/10/2015	6,462	$0.00
Jaymin Patel	Award of time-based restricted share units	8/11/2014	2,440	$0.00
	Award of time-based restricted share units	8/10/2015	2,154	$0.00
Douglas B. Roberts	Award of time-based restricted share units	8/11/2014	2,440	$0.00
	Sale of shares	8/12/2014	1,160	Average sale price of $40.85
	Award of time-based restricted share units	8/10/2015	2,154	$0.00
	Sale of shares	8/31/2015	1,185	Average sale price of $43.06
Dr. Michael J. Somers	Award of time-based restricted share units	8/11/2014	2,440	$0.00
	Award of time-based restricted share units	8/10/2015	2,154	$0.00
Jeffrey W. Ubben	Award of time-based restricted share units	8/11/2014	2,440	$0.00
	Net settlement of shares	8/12/2014	1,140	Price per share of $40.97
	Award of time-based restricted share units	8/10/2015	2,154	$0.00

(b)	During the disclosure period, Willis has redeemed or purchased relevant Willis securities as follows:

Nature of Transaction	Date	Quantity	Price Per Share ($)
Share repurchase	7/1/2014	28,200	43.1086
	7/2/2014	39,800	43.1063
	7/3/2014	33,000	43.1529
	7/7/2014	30,000	43.8842
	7/8/2014	40,000	43.5864
	7/9/2014	37,700	43.4940
	7/10/2014	33,100	43.2376
	7/11/2014	27,000	42.9701
	7/14/2014	32,000	42.9479
	7/15/2014	21,000	42.8125
	7/16/2014	36,900	42.8355
	7/17/2014	40,000	42.9187
	7/18/2014	36,000	42.5431
	7/21/2014	15,000	42.3843
	7/22/2014	29,000	42.5361
	7/23/2014	30,000	42.4432
	7/24/2014	24,000	42.5405
	7/25/2014	23,000	42.6475
	7/28/2014	33,000	42.8653
	7/29/2014	40,000	42.9184
	7/30/2014	30,000	41.8139
	7/31/2014	20,000	41.5941
	8/1/2014	40,000	41.8149
	8/4/2014	40,000	40.6140
	8/5/2014	20,000	40.6650
	8/6/2014	30,000	40.5161
	8/7/2014	40,000	40.2887
	8/8/2014	40,000	40.2674
	8/11/2014	28,000	40.1250
	8/12/2014	20,000	40.0699
	8/13/2014	22,000	40.6878
	8/14/2014	30,000	41.0261
	8/15/2014	37,000	40.8736
	8/18/2014	14,000	41.0903
	8/19/2014	35,000	41.3872
	8/20/2014	34,000	41.2082
	8/21/2014	40,000	41.3198
	8/22/2014	40,000	41.3045
	8/25/2014	18,000	41.5061
	8/26/2014	17,100	41.8018
	8/27/2014	34,900	41.7577
	8/28/2014	40,000	41.8807
	8/29/2014	40,000	41.8063
	9/2/2014	22,000	41.7052
	9/3/2014	18,000	41.9262
	9/4/2014	20,000	41.9393
	9/5/2014	40,000	42.3255
	9/8/2014	40,000	42.4727
	9/9/2014	40,000	42.5145

Nature of Transaction	Date	Quantity	Price Per Share ($)
	9/10/2014	30,000	42.2488
	9/11/2014	30,100	42.2684
	9/12/2014	21,000	42.1859
	9/15/2014	26,000	42.3369
	9/16/2014	33,600	42.5764
	9/17/2014	39,300	42.5752
	9/18/2014	28,000	42.5854
	9/19/2014	40,000	42.4327
	9/22/2014	33,000	42.6018
	9/23/2014	21,000	42.8263
	9/24/2014	28,000	42.6040
	9/25/2014	40,000	42.1963
	9/26/2014	40,000	41.6318
	9/29/2014	6,500	41.7609
	9/30/2014	28,000	41.2905
	10/1/2014	35,500	41.2856
	10/2/2014	23,000	41.3293
	10/3/2014	29,000	41.2864
	10/6/2014	40,000	40.8973
	10/7/2014	23,000	40.5699
	10/8/2014	35,000	41.2207
	10/9/2014	40,000	41.2895
	10/10/2014	30,800	40.8394
	10/13/2014	22,000	40.7727
	10/14/2014	32,600	40.5092
	3/12/2015	25,000	47.3841
	3/13/2015	26,500	47.0578
	3/16/2015	35,000	47.6343
	3/17/2015	25,000	48.1132
	3/18/2015	25,000	48.0986
	3/19/2015	12,000	48.9394
	3/20/2015	18,500	48.9644
	3/23/2015	25,000	49.1921
	3/24/2015	23,500	49.0675
	3/25/2015	10,000	49.1661
	3/26/2015	21,000	49.1083
	3/27/2015	25,000	48.8279
	3/30/2015	18,000	48.3687
	3/31/2015	13,000	47.9330
	4/1/2015	23,000	47.7760
	4/2/2015	25,000	48.6038
	4/3/2015	25,000	48.2062
	4/7/2015	25,000	48.2487
	4/8/2015	25,000	48.3909
	4/9/2015	25,000	48.9727
	4/10/2015	25,000	49.0032
	4/13/2015	16,000	48.9299
	4/14/2015	11,000	49.0922
	4/15/2015	23,000	49.3131
	4/16/2015	13,000	49.4262
	4/17/2015	10,000	49.6392

Nature of Transaction	Date	Quantity	Price Per Share ($)
	4/18/2015	10,000	49.7681
	4/21/2015	10,000	49.3052
	4/22/2015	25,000	48.8204
	4/23/2015	15,000	48.9666
	4/24/2015	25,000	48.9651
	4/27/2015	15,000	48.7351
	4/28/2015	23,000	49.1501
	4/29/2015	22,000	49.2371
	4/30/2015	10,000	49.1243
	5/1/2015	25,000	49.2668
	5/4/2015	15,500	49.0891
	5/5/2015	25,000	48.7771
	5/6/2015	24,500	48.6163
	5/7/2015	25,000	48.2256
	5/8/2015	20,000	47.6004
	5/11/2015	35,000	47.3809
	5/12/2015	17,500	47.7448
	5/13/2015	25,000	47.9263
	5/14/2015	25,000	47.6688
	5/15/2015	25,000	47.2810
	5/18/2015	14,600	47.2303
	5/19/2015	35,000	47.4631
	5/20/2015	25,000	47.3982
	5/21/2015	8,000	48.0534
	5/22/2015	19,000	48.2396
	5/26/2015	23,000	48.5835
	5/27/2015	25,000	48.3673
	5/28/2015	25,000	48.4058
	5/29/2015	23,500	48.0096
	6/1/2015	13,000	47.9945
	6/2/2015	20,000	47.8410
	6/3/2015	25,000	47.5068
	6/4/2015	25,000	47.5805
	6/5/2015	13,800	47.5248
	6/8/2015	25,000	47.6607
	6/9/2015	17,000	47.3187
	6/10/2015	35,000	47.2620
	6/11/2015	15,500	47.3345
	6/12/2015	35,000	47.2021
	6/15/2015	10,000	47.5033
	6/16/2015	17,000	48.1615
	6/17/2015	25,000	47.6618
	6/18/2015	15,500	47.4796
	6/19/2015	25,000	47.6287
	6/22/2015	15,000	47.7328
	6/23/2015	25,000	48.0027
	6/24/2015	19,500	47.7494
	6/25/2015	25,000	47.6782
	6/26/2015	25,000	47.6219
	6/29/2015	24,000	47.3630
	6/30/2015	28,000	46.9061
	7/1/2015	35,000	46.5578
	7/2/2015	35,000	45.6150

(c)	During the relevant period, there were no dealings in relevant Willis securities by subsidiaries of Willis.

(d)	During the relevant period, there were no dealings in relevant Willis securities by any partner or member of the professional staff of Perella Weinberg Partners LP (financial advisor to Willis) actively engaged in relation to the Merger or otherwise customarily engaged in the affairs of Willis since June 30, 2013 nor by any persons (other than exempt fund managers or exempt principal traders) controlling, controlled by, or under the same control as Perella Weinberg Partners LP.

(e)	During the relevant period, there were no dealings in relevant Willis securities by any partner or member of the professional staff of Deloitte LLP (auditors to Willis) actively engaged in relation to the Merger or otherwise customarily engaged in the affairs of Willis since June 30, 2013.

(f)	During the relevant period, there were no dealings in relevant Willis securities by any partner or member of the professional staff of Matheson (Irish legal advisor to Willis) actively engaged in relation to the Merger or otherwise customarily engaged in the affairs of Willis since June 30, 2013.

(g)	During the relevant period, there were no dealings in relevant Willis securities by any partner or member of the professional staff of Weil, Gotshal & Manges LLP (US legal advisor to Willis) actively engaged in relation to the Merger or otherwise customarily engaged in the affairs of Willis since June 30, 2013.

(h)	During the relevant period, there were no dealings in relevant Willis securities by any partner or member of the professional staff of Morrow & Co. LLC, (proxy solicitation agent of Willis) actively engaged in relation to the Merger or otherwise customarily engaged in the affairs of Willis since June 30, 2013.

(i)	During the relevant period, there were no dealings in relevant Willis securities by any fund manager (other than an exempt fund manager) connected with Willis.

(j)	During the relevant period, there were no dealings in relevant Willis securities by any person that has an arrangement with Willis or with any person acting in concert with Willis.

(k)	Save as disclosed in this paragraph 1.3, no person acting in concert (or deemed to be acting in concert) with Willis dealt in any relevant Willis securities during the relevant period.

(l)	The information in this paragraph 1.3 in respect of each member of Willis and all persons controlling, controlled by, or under the same control as each of them has been included subject to Willis directors’ knowledge, information and belief as of the disclosure date, after having made due and careful inquiries.

1.4	Interests and short positions in relevant Towers Watson securities

(a)	As at the close of business on the disclosure date, Willis did not hold any interest or short position in any relevant Towers Watson securities.

(b)	As at the close of business on the disclosure date, the following Willis directors (including persons connected with them (within the meaning of the Irish Companies Act 2014)) were interested, or held short positions, in relevant Towers Watson securities:

Name	Number of relevant Towers Watson securities
Jeffrey W. Ubben	330,000*

*	ValueAct Capital Master Fund, L.P. is the beneficial owner of 330,000 shares of Common Stock, par value $0.01 per share, of Towers Watson & Co. Mr. Ubben may be deemed to be the beneficial owner of these shares as a partner and member of the Management Committee of ValueAct Capital, but he disclaims beneficial ownership except to the extent of his pecuniary interest in each applicable ValueAct entity. Each of the foregoing persons disclaims beneficial ownership of the reported stock except to the extent of their pecuniary interest therein.

(c)	As at the close of business on the disclosure date, no partner or member of the professional staff of Perella Weinberg Partners LP (financial advisor to Willis) actively engaged in relation to the Merger or otherwise customarily engaged in the affairs of Willis since June 30, 2013 and no person (other than an exempt fund manager or exempt principal trader) controlling, controlled by, or under the same control as Perella Weinberg Partners LP, was interested in, or held any short positions, in any relevant Towers Watson securities.

(d)	As at the close of business on the disclosure date, no partner or member of the professional staff of Deloitte LLP (Willis’ auditor) engaged actively in relation to the Merger or otherwise customarily engaged in the affairs of Willis since June 30, 2013 was interested, or held any short positions, in any relevant Towers Watson securities.

(e)	As at the close of business on the disclosure date, no partner or member of the professional staff of Weil, Gotshal & Manges LLP (US legal advisor to Willis) actively engaged in relation to the Merger, or otherwise customarily engaged in the affairs of Willis since June 30, 2013, was interested, or held any short positions, in any relevant Towers Watson securities.

(f)	As at the close of business on the disclosure date, no partner or member of the professional staff of Matheson (Irish legal advisor to Willis) actively engaged in relation to the Merger or otherwise customarily engaged in the affairs of Willis since June 30, 2013 was interested, or held any short positions, in any relevant Towers Watson securities.

(g)	As at the close of business on the disclosure date, no partner or member of the professional staff of Morrow & Co. LLC, (proxy solicitation agent of Willis) actively engaged in relation to the Merger or otherwise customarily engaged in the affairs of Willis since June 30, 2013 was interested, or held any short positions, in any relevant Towers Watson securities.

(h)	Save as disclosed in this paragraph 1.4, as at the close of business on the disclosure date, no other person acting in concert (including deemed to be acting in concert) with Willis, held any interest or any short position in any relevant Towers Watson securities.

(i)	The information in this paragraph 1.4 in respect of each member of Willis and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Willis directors’ knowledge, information and belief as of the disclosure date, after having made due and careful inquiries.

1.5	Dealings in relevant Towers Watson securities

(a)	During the disclosure period, Willis had no dealings in any relevant Towers Watson securities.

(b)	The dealings during the disclosure period in relevant Towers Watson securities by the Willis directors or persons connected with them (within the meaning of the Irish Companies Act 2014) were as follows:

Name	Nature of transaction	Date	Number of relevant Towers Watson securities concerned		Price paid or received
Jeffrey W. Ubben	Purchase	9/3/2015	50,000	*	$118.15 per share
		9/4/2015	77,000	*	$117.64 per share
		9/8/2015	5,000	*	$119.14 per share
		9/8/2015	54,010	*	$119.34 per share
		9/9/2015	50,200	*	$119.98 per share
		9/14/2015	8,290	*	$119.43 per share
		9/14/2015	85,500	*	$119.44 per share

*	ValueAct Capital Master Fund, L.P. purchased the relevant Towers Watson securities and is the beneficial owner of such shares. Mr. Ubben may be deemed to be the beneficial owner of these shares as a partner and member of the Management Committee of ValueAct Capital, but he disclaims beneficial ownership except to the extent of his pecuniary interest in each applicable ValueAct entity.

(c)	The information in this paragraph 1.5 in respect of each member of Willis and all persons controlling, controlled by, or under the same control as each of them has been included subject to Willis directors’ knowledge, information and belief as of the disclosure date, after having made due and careful inquiries.

2.	Material Contracts

2.1 Save as disclosed in this paragraph 2.1, neither Willis nor any of its subsidiaries has within the two years prior to June 30, 2015 (being the date of the announcement of the Merger) entered into any contracts (other than contracts entered into in the ordinary course of business) that are, or may be, material save for:

(a)         Merger Agreement: On June 29, 2015, Willis entered into an Agreement and Plan of Merger with Towers Watson and Merger Sub pursuant to which Willis and Towers Watson will combine in an all-stock merger of equals transaction. Further details regarding the Merger Agreement, are set forth in this joint proxy statement/prospectus and incorporated herein by reference to Annex A to the joint proxy statement/prospectus.

(b)         Firm Offer and Form of Securities Transfer Agreement, dated as of April 22, 2015 (the “Firm Offer”), by and between Willis Europe BV (“Willis Europe”) and the Sellers thereto, incorporated by reference to Exhibit 2.1 to Willis’ Quarterly Report on Form 10-Q filed with the SEC on May 6, 2015. As previously disclosed, Willis has an investment (approximately 30%) in GS & Cie Groupe (“Gras Savoye”). On April 22, 2015, Willis announced that it has submitted a Firm Offer to purchase the outstanding share capital of Gras Savoye from the Sellers for approximately €550 million (approximately $592 million at current exchange rates), which includes the repayment of outstanding third party debt (estimated to be €40 million or approximately $43 million at then-current exchange rates).

Pursuant to the Firm Offer, Willis agreed to enter into a share purchase agreement with the Sellers after completion of the required consultation with Gras Savoye’s French workers’ councils and acceptance of the Firm Offer by the Sellers. Following completion of the consultation with Gras Savoye’s French workers’ councils, the share purchase agreement was signed on June 25, 2015. Willis intended to finance the proposed Gras Savoye transaction primarily through debt. Completion of the proposed Gras Savoye transaction is subject to customary regulatory approvals and is expected to close on or about December 31, 2015.

(c)         Addendum No. 1 to the Shareholders Agreement with respect to GS & Cie Groupe, dated as of April 22, 2015 (the “Addendum”), by and among Willis, Willis Europe, Willis Netherlands Holdings BV (“Willis Netherlands”), Astorg IV FCPR, key managers of GS & Cie Groupe, and the other parties listed on the signature pages thereto, incorporated by reference to Exhibit 10.1 to Willis’ Quarterly Report on Form 10-Q filed with the SEC on May 6, 2015. The Addendum clarified certain terms and conditions contained in the Gras Savoye Shareholders Agreement.

(d)         Second Amendment to Revolving Note and Cash Subordination Agreement, dated as of February 27, 2015 (the “WSI Second Amendment”), among Willis Securities, Inc. (“WSI”), SunTrust Bank, as administrative agent, and the lenders party thereto, incorporated by reference to Exhibit 10.1 to Willis’ Current Report on Form 8-K filed with the SEC on March 2, 2015. The WSI Second Amendment amended the WSI Credit Agreement (as described below), as previously amended pursuant to that certain WSI First Amendment (described below).

Under the terms of the WSI Second Amendment all of the lenders under the WSI Credit Facility (as defined below) agreed to extend the end date of the drawing availability period under the WSI Credit Facility to April 28, 2016 and extend the repayment date to April 28, 2017. In addition, among other changes, (i) WSI is permitted to incur up to $400 million in indebtedness which are proceeds of borrowings under the TAL Credit Facilities (as defined below) and (ii) WSI has the ability to borrow in Euro, Yen and other approved currencies subject to a reserve for foreign currency fluctuation.

(e)         Second Amendment to Credit Agreement, dated as of February 27, 2015 (the “TAL Second Amendment”), among Trinity Acquisition Limited (formerly known as Trinity Acquisition plc) (“Trinity”), Willis, the lenders party thereto and Barclays Bank PLC, as administrative agent, incorporated by reference to Exhibit 10.2 to Willis’ Current Report on Form 8-K filed with the SEC on March 2, 2015. The TAL Second Amendment amended the TAL Credit Agreement, (as described below), as amended pursuant to the TAL First Amendment (as described below).

Under the terms of the TAL Second Amendment, among other things, WSI is be permitted to incur up to $800 million in indebtedness for the purpose of investing in certain underwritten securities in the ordinary course of WSI’s business, and up to $400 million of such indebtedness may be proceeds or borrowings under the TAL Credit Facilities.

(f)         First Amendment to Revolving Note and Cash Subordination Agreement, dated as of April 28, 2014 (the “WSI First Amendment”), among WSI, SunTrust Bank, as administrative agent, and the lenders party thereto, incorporated by reference to Exhibit 10.2 to Willis’ Current Report on Form 8-K filed with the SEC on April 28, 2014. Joinder Agreement (the “Joinder,” together with the WSI First Amendment, the “Amendment Agreements”) with SunTrust Bank PLC, as administrative agent, and the lenders party thereto, incorporated by reference to Exhibit 10.1 to Willis’ Current Report on Form 8-K filed with the SEC on April 28, 2014.

Under the terms of the Amendment Agreements, among other things, all of the lenders under the WSI Credit Facility (defined below) agreed to extend the end date of the Original Credit Period (as defined below) to April 28, 2015 and extend the Original Repayment Date (as defined below) to April 28, 2016. In addition, WSI requested and received commitments from certain lenders for additional revolving credit loans of $100 million (the “WSI Incremental Revolving Commitments”), and, consequently, the total available commitments under the WSI Credit Facility were increased to $400 million.

(g)         Revolving Note and Cash Subordination Agreement, dated as of March 3, 2014 (the “WSI Credit Agreement”), among WSI as borrower, SunTrust Bank PLC, as administrative agent, BMO Harris Bank, N.A., as syndication agent, Lloyds Bank PLC, as documentation agent, and the lenders party thereto, incorporated by reference to Exhibit 10.1 to Willis’ Current Report on Form 8-K filed with the SEC on March 4, 2014. Pursuant to the Credit Agreement, the lenders named therein provided WSI with $300 million revolving note facility (the “WSI Facility,” which will be available for drawing from March 3, 2014 through March 3, 2015 (the “Original Credit Period”). The aggregated unpaid principal amount of all advances must be repaid on or before March 4, 2016, one year after the end of the Original Credit Period (the “Original Repayment Date”). Proceeds under the WSI Credit Facility are used for regulatory capital purposes related to securities underwriting only, which allow WSI to meet or exceed capital requirements of regulatory agencies, self-regulatory agencies, exchanges and their clearinghouses, including the Financial Industry Regulatory Authority (“FINRA,” collectively, the “Regulatory Authorities”). Accordingly, the WSI Credit Agreement is on terms consistent with the subordination requirements and in compliance with the regulations imposed by the relevant Regulatory Authorities in order to be included as regulatory capital.

(h)         Indenture, dated as of August 15, 2013 (the “Indenture”), among Trinity, as issuer, Willis, Willis Netherlands, Willis North America Inc. (“Willis NA”), Willis Investment Holdings UK Limited (“Willis Investment UK”), TA I Limited (“TA I”) and Willis Group Limited (“Willis Limited”), as guarantors, and Wells Fargo Bank, National Association, as trustee, incorporated by reference to Exhibit 4.1 to Willis’ Current Report on Form 8-K filed with the SEC on August 15, 2013 and as amended by the First Supplemental Indenture, dated as of August 15, 2013, among Trinity, as issuer, Willis, Willis Netherlands, Willis NA, Willis Investment UK, TA I and Willis Limited, as guarantors, and Wells Fargo Bank, National Association, as trustee, incorporated by reference to Exhibit 4.2 to Willis’ Current Report on Form 8-K filed with the SEC on August 15,

2013. On August 15, 2013, Trinity completed an offering of $250.0 million aggregate principal amount of Trinity’s 4.625% Senior Notes due 2023 (the “2023 Notes”) and $275.0 million aggregate principal amount of the Trinity’s 6.125% Senior Notes due 2043 (the “2043 Notes” and together with the 2023 Notes, the “Notes”). The Notes are fully and unconditionally guaranteed on a joint and several basis by Willis, Willis Netherlands, Willis NA, and Willis Investment UK, TA I and Willis Limited (collectively, the “Guarantors”). The Notes were sold in a public offering pursuant to a registration statement on Form S-3 (File No. 333-184515), as amended, and a related prospectus and prospectus supplement filed with the SEC. The Notes were issued pursuant to the Indenture as amended by a First Supplemental Indenture. The 2023 Notes and the 2043 Notes will mature on August 15, 2023 and August 15, 2043, respectively. Interest accrues on the Notes from August 15, 2013 and will be paid in cash on February 15 and August 15 of each year. The Notes are senior unsecured obligations of Trinity and rank equally with all of Trinity’s existing and future unsubordinated and unsecured senior debt and rank equally with Trinity’s guarantee of all of the existing senior debt of Willis and the other Guarantors. The Notes are senior in right of payment to all of Trinity’s future subordinated debt and are effectively subordinated to all of Trinity’s future secured debt to the extent of the value of the assets securing such debt. Trinity may redeem each series of Notes prior to maturity in whole at any time or in part from time to time, at Trinity’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes being redeemed; and (ii) the sum of the present values of the remaining scheduled payments to maturity of principal and interest on the notes being redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus 35 basis points with respect to such a redemption of the 2023 Notes and 40 basis points with respect to such a redemption of the 2043 Notes.

(i)         First Amendment to Credit Agreement, dated as of July 23, 2013 (the “TAL First Amendment”), among Trinity, Willis, the lenders party thereto and Barclays Bank PLC, as administrative agent, incorporated by reference to Exhibit 10.1 to Willis’ Current Report on Form 8-K filed with the SEC on July 25, 2013, to the TAL Credit Agreement (the “TAL Credit Agreement”), dated as of December 16, 2011 among Trinity, Willis, the lenders party thereto and Barclays Bank PLC, as administrative agent, incorporated by reference to Exhibit 10.1 to Willis’ Current Report on Form 8-K filed with the SEC on December 19, 2011. Pursuant to the TAL Credit Agreement, the lenders named therein provided Trinity with $800 million in financing through (a) a $500 million senior revolving credit facility (the “TAL Revolving Credit Facility”) and (b) a $300 million senior term loan facility (the “TAL Term Loan Facility, and collectively with the TAL Revolving Facility, the “TAL Credit Facilities”). The then-current balance of the TAL Term Loan Facility was $281.25 million. The final maturity date of the TAL Credit Facilities was originally December 16, 2016 (the “Original Maturity Date”), being the date that was five years from the closing date of the TAL Credit Agreement.

Under the terms of the TAL First Amendment, among other things, all of the lenders under both the TAL Term Loan Facility and the TAL Revolving Credit Facility agreed to extend the maturity of their loans from the Original Maturity Date to July 23, 2018. In addition, (i) amortization payments continue to be required with respect to the TAL Term Loan Facility each quarter from the Original Maturity Date to the Extended Maturity Date; (ii) WSI, is permitted to incur up to $400 million in indebtedness for the purpose of investing in certain underwritten securities in the ordinary course of WSI’s business; and (iii) Trinity is entitled to request an increase in the maximum consolidated leverage ratio to 3.50 to 1.00 (from the current maximum of 3.25 to 1.00) for periods of up to 4 fiscal quarters following the completion of one or more acquisitions in a 15 month period where the aggregate consideration equals or exceeds $250 million.

In connection with the closing of the First Amendment, Willis and Trinity also requested and received commitments from certain lenders for incremental revolving credit loans of $300 million (the “TAL Incremental Revolving Commitments”), and, consequently, the total available commitments under the TAL Revolving Credit Facility were increased to $800 million. Proceeds of the loans made from the TAL Incremental Revolving Commitments will be available for working capital, capital expenditures, permitted acquisitions and any other lawful corporate purposes.

3.	Directors and Service Contracts

3.1         Save as disclosed in this paragraph 3.1, none of the directors of Willis has a service contract with Willis or its subsidiaries or associated companies with more than 12 months to run, save for:

(a)         On June 29, 2015, Willis entered into an Amended and Restated Employment Agreement with its Chief Executive Officer, Dominic Casserley (the “Amended Agreement”), amending and restating Mr. Casserley’s employment agreement with Willis dated October 12, 2012 (the “Original Agreement”), incorporated by reference to Exhibit 10.1 to Willis’ Current Report on Form 8-K filed with the SEC on June 30, 2015. The Amended Agreement is subject to and conditioned upon the occurrence of the closing date of the Merger. The Amended Agreement becomes effective as of the closing date and provides that Mr. Casserley will serve as President and Deputy Chief Executive Officer of the combined company from such time until December 31, 2016, unless earlier terminated, or extended or amended by mutual agreement of the parties. Under the Amended Agreement, Mr. Casserley will continue to receive the same compensation as he received under the Original Agreement, including a $1 million annual base salary, target annual bonus opportunity equal to 225% of annual base salary (and a maximum opportunity equal to 400% of annual base salary), and for the 2016 fiscal year, an equity incentive award having a grant date value equal to 525% of annual base salary. Mr. Casserley will also receive the same benefits as he received under the Original Agreement, including such employee benefits as are provided to similarly situated senior management employees of Willis, as well as continue to receive certain perquisites.

As Mr. Casserley was entitled to certain severance benefits in the event of a qualifying termination occurring after a change in control under his Original Agreement, the Amended Agreement provides for these same severance benefits to Mr. Casserley upon the earliest to occur of his termination of employment by Willis without “cause,” his resignation for “good reason,” his death or disability, and the expiration of his employment term on December 31, 2016 (unless extended or amended by mutual agreement of the parties). In such case, Mr. Casserley will be entitled to receive, subject to executing a release of claims, the payments and benefits described in this joint proxy statement/prospectus in the section entitled “The Merger—Interests of Willis’ Directors and Executive Officers in the Transaction.”

(b)         Pursuant to the Letter of Appointment dated May 21, 2011 and Letter of Re-Appointment dated February 11, 2014, each between Willis Limited and Sir Jeremy Hanley, Sir Hanley serves as a non-executive director of Willis Limited. Pursuant to his Letter of Re-Appointment, Sir Hanley was re-appointed in such position effective February 23, 2014 for a three-year term, subject to earlier termination by either party with one month’s prior written notice. Sir Hanley’s Letter of Appointment provides that Willis Limited will pay him an annual fee of £50,000 (payable in equal monthly installments) for his services as well as reimburse him for reasonable and documented expenses incurred in connection therewith. Although Sir Hanley also currently serves as a director of Willis, the Letter of Appointment does not govern such directorship.

3.2         Save as disclosed in the section of this joint proxy statement/prospectus entitled “The Merger—Interests of Willis’ Directors and Executive Officers in the Transaction,” the compensation of the board of director of Willis will not be affected by the Merger.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

WILLIS GROUP HOLDINGS PLC,

CITADEL MERGER SUB, INC.

and

TOWERS WATSON & CO.

dated as of

June 29, 2015

(Continued)

(Continued)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated June 29, 2015, is by and among Willis Group Holdings plc, an Irish public limited company (“Parent”), Citadel Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and Towers Watson & Co., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the “Merger”);

WHEREAS, the Company has required, as a condition to its willingness to enter into this Agreement, that certain shareholders of Parent simultaneously herewith enter into a Voting Agreement, dated as of the date hereof (the “Voting Agreement”), pursuant to which, among other things, such shareholders agree to support the Transactions, including the Merger, on the terms and subject to the conditions provided for in the Voting Agreement;

WHEREAS, in connection with the Merger, each outstanding share of Class A common stock, par value $0.01 per share, of the Company (the “Company Common Stock” or “Company Shares”) issued and outstanding immediately prior to the Effective Time shall be cancelled and each holder of Company Common Stock shall have the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) (other than (i) Company Shares to be cancelled in accordance with Section 2.1(b) and (ii) any Dissenting Shares);

WHEREAS, the Company intends to declare and pay the Pre-Merger Special Dividend (as defined below) two (2) business days immediately prior to the Closing Date, payable to holders of record of Company Common Stock as of the close of business two (2) business days immediately prior to the Closing Date;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has determined that this Agreement and the transactions contemplated hereby, including the Merger, the Restructuring Transactions and the declaration and payment of the Pre-Merger Special Dividend (the “Transactions”) are advisable and fair to, and in the best interests of, the Company and its stockholders;

WHEREAS, the Company Board of Directors has unanimously adopted resolutions approving the Merger, the execution of this Agreement and the consummation of the Transactions and declaring advisable and recommending that the Company’s stockholders approve and adopt this Agreement (the “Company Board Recommendation”) pursuant to the DGCL;

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) has unanimously adopted resolutions approving the Merger, the execution of this Agreement and the consummation of the Transactions and the Parent Board of Directors has directed that the issuance of Parent Shares in connection with the Merger, the Parent Name Change (as defined below) and, following the Merger, a consolidation (i.e., a reverse stock split under Irish Law) of the Parent Shares whereby every 2.6490 issued and unissued Parent Shares will be consolidated into one (1) ordinary share, nominal value $0.000115 per share (the “Consolidation”) be submitted for consideration at the Parent Special Meeting and has resolved to recommend that Parent’s shareholders vote to approve such issuance, the Parent Name Change and Consolidation (the “Parent Board Recommendation”);

WHEREAS, the board of directors of Merger Sub has approved this Agreement and determined that this Agreement and the Transactions, including the Merger, are advisable and fair to, and in the best interests of, Merger Sub and its sole shareholder;

WHEREAS, the Parties intend that the Merger will constitute a “qualified stock purchase” of the Company within the meaning of Section 338(d)(3) of the Code; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger and continuing under the name “Towers Watson & Co.” (the Company, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”), such that following the Merger, the Surviving Corporation will, subject to the Restructuring Transactions, be a wholly-owned subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the DGCL.

Section 1.2 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern Time, at the offices of Weil, Gotshal & Manges LLP, New York, NY 10153, on the third (3rd) business day after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date”.

Section 1.3 Effective Time. On the Closing Date, the Parties shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL in connection with the Merger. The Merger shall become effective on the date and time of the filing of the Certificate of Merger or, if agreed by Parent and the Company in writing, such later time and date as specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

Section 1.4 Governing Documents. At the Effective Time, the certificate of incorporation and the bylaws of Merger Sub in the form attached hereto as Exhibit A shall be the articles of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 1.5 Officers and Directors of the Surviving Corporation. From and after the Effective Time, the persons listed on Section 1.5 of the Company Disclosure Letter shall be the initial directors of the Surviving Corporation (unless otherwise agreed in writing by the Company and Parent), and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal. The officers of the Company immediately prior to the Effective Time, from and after the Effective

Time, shall be the initial officers of the Surviving Corporation, and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

ARTICLE II

TREATMENT OF SECURITIES

Section 2.1 Treatment of Capital Stock.

(a) Treatment of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Company or of Merger Sub, subject to Section 2.1(d) and any applicable withholding Tax, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) Company Shares to be cancelled in accordance with Section 2.1(b) and (ii) any Dissenting Shares) shall be cancelled and in consideration of which each holder of Company Common Stock shall have the right to receive 2.6490 (the “Exchange Ratio”) validly issued, fully paid and nonassessable Parent Shares (the “Merger Consideration”). For the avoidance of doubt, the Exchange Ratio and the Merger Consideration do not take into account the effects of the Consolidation. From and after the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Company Shares in accordance with Section 2.2, including the right to receive, pursuant to Section 2.5, cash in lieu of fractional Parent Shares, if any, into which such Company Shares have been converted pursuant to this Section 2.1(a) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 2.2(f) and the Pre-Merger Special Dividend (to the extent not previously paid).

(b) Cancellation of Company Common Stock. At the Effective Time, all Company Shares owned by the Company, Parent or Merger Sub shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Treatment of Merger Sub Common Stock. At the Effective Time, without any further action on the part of the Parties or any of their respective shareholders, all shares of common stock, par value $0.01 per share, in Merger Sub issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall be cancelled in exchange for the cancellation of the shares of Merger Sub common stock and the funding of the aggregate Merger Consideration by Parent, and the Surviving Corporation shall issue an equivalent number of fully paid shares of common stock, par value $0.01 per share, all of which shares shall be held by Parent, and which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

(d) Adjustment to Merger Consideration. The Exchange Ratio and the Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including the Consolidation and any dividend or distribution of securities convertible into Company Common Stock or Parent Shares, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock or Parent Shares outstanding after the date hereof and prior to the Effective Time.

Section 2.2 Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Prior to the Effective Time, Parent or Merger Sub shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. At or immediately after the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Shares issuable pursuant to Section 2.1(a) in book-entry form equal to the aggregate Merger Consideration (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay any dividends under Section 2.2(f) (such evidence of book-entry Parent Shares, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Company Common Stock. In the event the Exchange Fund shall be insufficient to pay the Fractional Share Consideration and any dividends under Section 2.2(f), Parent shall promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration, including payment of the Fractional Share Consideration, and any amounts payable in respect of dividends or other distributions on Parent Shares in accordance with Section 2.2(f) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares entitled to receive such amounts pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation on the earlier of (A) one (1) year after the Effective Time or (B) the full payment of the Exchange Fund.

(b) Procedures for Surrender. As soon as reasonably practicable after the Effective Time, but in no event more than three (3) business days following the Effective Time, Parent shall cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Shares (the “Certificates”) or non-certificated Company Shares represented by book-entry (“Book-Entry Shares”) and whose Company Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form as Parent and the Company agree prior to the Effective Time and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration into which such Company Shares have been converted pursuant to Section 2.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f). Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration pursuant to the provisions of this Article II, any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.5, and any amounts that such holder has the right to receive in respect of dividends or other distributions on Parent Shares in accordance with Section 2.2(f) for each Company Share formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within three (3) business days following the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f), without interest thereon.

(c) Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f), payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f).

(f) Dividends or Distributions with Respect to Parent Shares. No dividends or other distributions with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Parent Shares issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Shares.

(g) Effect of Consolidation. If the Consolidation has occurred prior to the time of delivery by the Exchange Agent of the Merger Consideration to any holders of the Company Shares, the aggregate Merger Consideration to be delivered by the Exchange Agent to each former holder of Company Common Stock shall be adjusted appropriately to reflect the effect of the Consolidation.

Section 2.3 Treatment of Company Equity Awards.

(a) Company Stock Options.

(i) As of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of Company Common Stock granted under any Company Equity Plan (each, a “Company Stock Option”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall be assumed by Parent and shall be converted into an option (a “Parent Share Option”) to acquire (A) that number of whole Parent Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (1) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (2) the Exchange Ratio, (B) at an exercise price per Parent Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the exercise price per share of Company Common Stock of such Company Stock Option by (2) the Exchange Ratio; provided, however, that each such Company Stock Option which is an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the foregoing in a manner consistent with the requirements of Section 424 of the Code. The parties intend that the adjustments in this Section 2.3(a)(i) are in accordance with Treasury Regulation Section 1.409A-1(B)(5)(v)(D) and will not subject any Company Stock Option to Section 409A of the Code. Except as otherwise provided in this Section 2.3(a)(i), each such Parent Share Option assumed and converted pursuant to this Section 2.3(a)(i) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Stock Option immediately prior to the Effective Time.

(b) Company RSU Awards. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each outstanding award of restricted stock units that corresponds to a number of shares of Company Common Stock (each, a “Company RSU Award”) under any Company Equity Plan (other than any Company PVRSU Award (as defined in Section 2.3(c) below)) shall be assumed by Parent and shall be converted into a restricted stock unit award corresponding to Parent Shares (each, a “Parent RSU Award”) with respect to a number of Parent Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the applicable number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio. Except as otherwise provided in this Section 2.3(b), each Parent RSU Award assumed and converted pursuant to this Section 2.3(b) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award immediately prior to the Effective Time. Notwithstanding the foregoing, (i) as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company RSU Award granted under any Company Equity Plan to a Company non-employee director (whether or not vested) shall be deemed to have vested, the shares of Company Common Stock underlying such award shall be deemed to have been issued and such award and such shares shall immediately thereafter be cancelled and converted into the right to receive the Merger Consideration in respect of each share of Company Common Stock underlying such award, and (ii) restricted stock units under a Company RSU Award that have vested as of the Closing Date but have not yet been settled as of such date shall be deemed to have settled and shall have the right to receive Parent Shares in the manner set forth in Section 2.1.

(c) Company PVRSU Awards. As of immediately prior to the Effective Time, each Company RSU Award that is subject to performance-based vesting conditions and is outstanding immediately prior to the Effective Time (each, a “Company PVRSU Award”) shall, by virtue of the Merger and without any action on the part of the holders thereof, be converted into a performance-based vesting restricted stock unit award corresponding to Parent Shares (each a “Parent PVRSU Award”) with respect to a number of Parent Shares

(rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the applicable number of shares of Company Common Stock subject to such Company PVRSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio. In addition, at the time the Pre-Merger Special Dividend is paid, each holder of a Company PVRSU Award shall be credited with a notional dividend in an amount equal to the Pre-Merger Special Dividend for each share of Company Common Stock corresponding to the Company PVRSU Award that is converted pursuant to the immediately-preceding sentence, and such notional dividend shall be paid out to the holder in cash at the time(s) the corresponding Parent PVRSU Award vests. Except as otherwise provided in this Section 2.3(c), each Parent PVRSU Award assumed and converted pursuant to this Section 2.3(c) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company PVRSU Award immediately prior to the Effective Time. Notwithstanding the foregoing, restricted stock units under a Company PVRSU Award that have vested as of the Closing Date but have not yet been settled as of such date shall be deemed to have settled and shall have the right to receive Parent Shares in the manner set forth in Section 2.1.

(d) Company ESPP. As soon as practicable following the date of this Agreement, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that: (i) with respect to the offering period in effect as of the date hereof (the “Current Offering Period”), no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such Current Offering Period; (ii) subject to the consummation of the Merger, the Company ESPP shall terminate, effective immediately prior to the Effective Time; (iii) immediately prior to the Effective Time, cause the exercise of each outstanding purchase right under the Company ESPP; (iv) following the purchase of Company Common Stock pursuant to the Current Offering Period, the Company ESPP shall be suspended and no new offering period shall be commenced under the Company ESPP prior to the Effective Time; and (v) make any pro rata adjustments that may be necessary to reflect any shortened offering period, but otherwise treat such shortened offering period as a fully effective and completed offering period for all purposes under the Company ESPP.

(e) Company Actions. Prior to the Effective Time, the Company shall pass resolutions, provide any notices, obtain any consents, make any amendments to the Company Equity Plans or Company Equity Awards, and take such other actions as are necessary to provide for the treatment of the Company Stock Options, Company RSU Awards and Company PVRSU Awards (collectively, the “Company Equity Awards”) as contemplated by this Section 2.3.

(f) Plans and Awards Assumed by Parent. At the Effective Time, (i) Parent shall assume each outstanding Parent Share Option, Parent RSU Award and Parent PVRSU Award, and (ii) if Parent determines that it desires to do so, Parent may assume any or all of the Company Equity Plans or merge any such Company Equity Plan into any equity incentive plan of Parent. If Parent elects to so assume or merge any Company Equity Plan, then, under such Company Equity Plan, Parent shall be entitled to grant stock awards, to the extent permissible under applicable Law, using the share reserves of such Company Equity Plan as of the Effective Time, except that: (A) stock covered by such awards shall be Parent Shares; (B) all references in such Company Equity Plan to a number of shares of Company Common Stock shall be deemed amended to refer instead to a number of Parent Shares determined by multiplying the number of referenced shares of Company Common Stock by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of Parent Shares; and (C) the board of directors of Parent or a committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to the administration of such Company Equity Plan.

(g) Parent Actions. Parent shall take all corporate action necessary to reserve for issuance a number of authorized but unissued Parent Shares for delivery upon exercise or settlement of the Parent Share Options, Parent RSU Awards and Parent PVRSU Awards in accordance with this Section 2.3. As soon as reasonably practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of shares of Parent Shares to be registered and issuable under Parent Share Options, Parent RSU Awards and Parent PVRSU Awards, Parent shall file promptly following the Effective Time (and in no event later than fourteen (14) days after the Effective Time) a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Parent Shares subject to such awards and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

Section 2.4 Withholding. The Company, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable to any Person pursuant to this Agreement, any amounts that are required to be withheld or deducted with respect to such consideration under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.5 Fractional Shares. No certificate or scrip representing fractional Parent Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. The Exchange Agent, acting as agent for the holders of shares of Company Common Stock otherwise entitled to receive a fractional Parent Shares, will aggregate all fractional Parent Shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of such holders. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Share shall receive, in lieu thereof, cash, without interest, in an amount equal to the proceeds from such sale by the Exchange Agent, if any, less any brokerage commissions or other fees, from the sale of such fractional Parent Shares in accordance with such holder’s fractional interest in the aggregate number of Parent Shares sold.

Section 2.6 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Company Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger (or consented thereto in writing) and who is entitled to demand and has properly exercised and perfected his or her demand for appraisal of such Company Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder fails to perfect or withdraws or loses any such right to appraisal under the DGCL, each such Company Share of such holder shall thereupon be as of the Effective Time converted into the right to receive the Merger Consideration in accordance with Section 2.1, without interest thereon, upon surrender of a Certificate or Book-Entry Share in accordance with Section 2.2. The Company shall give Parent (i) prompt notice of any (A) demands for appraisal of any Company Shares, (B) attempted withdrawals of such demands or (C) other demand, notice or any other instrument delivered to the Company relating to rights to appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Parent shall have given its prior written consent to such payment or settlement offer.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed with the SEC since July 1, 2013 (including exhibits and other information incorporated by reference therein) and publicly available at least two calendar days prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable Section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Company Disclosure Letter shall be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent as set forth below. For purposes of this Article III, all representations and warranties with respect to any Company Subsidiaries, which are not Significant Subsidiaries, shall be to the Company’s knowledge.

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of the Company Certificate and the Company Bylaws as amended to the date hereof. The Company Certificate and the Company Bylaws are in full force and effect and the Company is not in violation of either the Company Certificate or the Company Bylaws.

(b) Subsidiaries. All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are wholly-owned, directly or indirectly, by the Company free and clear of all Liens, other than Company Permitted Liens.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of June 25, 2015, (the “Company Capitalization Date”), (i)(A) 69,212,689 Company Shares were issued (excluding Company Shares held in treasury), (B) 5,339,972 Company Shares were held in treasury and (C) no Company Shares were held by Subsidiaries of the Company, (ii) Company Stock Options to purchase 101,314 Company Shares were outstanding, (iii) Company RSU Awards with respect to 253,243 shares of Company Common Stock were outstanding, (iv) Company PVRSU Awards with respect to 476,707 shares (assuming maximum achievement of performance goals) of Company Common Stock were outstanding, and (v) no shares of Company Preferred Stock were issued or outstanding. The per share exercise price of each Company Stock Option was not less than the fair market value of a share of Company Common Stock on the applicable grant date. All the outstanding Company Shares are, and all Company Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(b) All issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of the Company are wholly-owned, directly or indirectly, by the Company free and clear of all Liens, other than Company Permitted Liens.

(c) Except as set forth in Section 3.2(a) above and Section 3.2(f) below, as of the date hereof: (i) the Company does not have any shares of capital stock issued or outstanding other than the Company Shares that have become outstanding after the Company Capitalization Date, but were reserved for issuance as set forth in Section 3.2(a) above, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the

Company Subsidiaries to (A) issue, transfer or sell any shares in the capital or other equity interests of the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a wholly-owned Subsidiary of the Company); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares in its capital or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly-owned.

(d) Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

(f) The Company has made available to Parent a true and complete list, as of the Company Capitalization Date and on an aggregate basis, of (i) the number of Company Shares underlying Company Equity Awards and (ii) the exercise prices of Company Equity Awards, if applicable.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject (in the case of the Merger) to receipt of the Company Stockholder Approval, to perform its obligations hereunder and consummate the Transactions, including the Merger. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and (in the case of the Merger, except for (i) receipt of the Company Stockholder Approval and (ii) the filing of the Certificate of Merger with the DSOS) no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Transactions. On or prior to the date hereof, the Company Board of Directors has unanimously (x) resolved that this Agreement and the Transactions, including the Merger and the Pre-Merger Special Dividend, are fair to and in the best interests of the Company and the stockholders of the Company, (y) approved and declared advisable this Agreement and the Transactions, including the Merger and the Pre-Merger Special Dividend, on the terms and subject to the conditions set forth herein, in accordance with the requirements of the DGCL, and (z) has adopted a resolution to make, subject to Section 5.3, the Company Board Recommendation. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of the NASDAQ and (vi) the matters set forth in Section 3.3(b) of the Company Disclosure Letter, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution and delivery by the Company of this Agreement do not, and, except as described in Section 3.3(b), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon the Company or any of the Company Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiaries, other than Company Permitted Liens, (ii) conflict with or result in any violation of any provision of the Company Governing Documents or any of the organizational documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i), (ii) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) From July 1, 2012 through the date of this Agreement, the Company has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and their consolidated statements of operations, consolidated statements of comprehensive income and consolidated statements of cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company’s internal controls over financial reporting provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. Since July 1, 2012, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee from July 1, 2012 to the date hereof.

Section 3.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of June 30, 2014 included in the Company SEC Documents filed or furnished on or prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since June 30, 2014, (c) as expressly permitted or contemplated by this Agreement and (d) for liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither the Company nor any Company Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, other than those which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Section 3.6, the term “liabilities” shall not include obligations of the Company or any Company Subsidiaries to perform under or comply with any applicable Law, action, judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by the Company or any Company Subsidiaries with any such liability or obligation if such default or failure would, with the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation or the imposition of injunctive or other equitable remedies.

Section 3.7 Compliance with Laws; Permits.

(a) The Company and each Company Subsidiary are in compliance with and are not in default under or in violation of any Laws applicable to the Company, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and the Company Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, clearances, approvals, registrations and orders of any Governmental Entity necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Notwithstanding anything contained in this Section 3.7, no representation or warranty shall be deemed to be made in this Section 3.7 in respect of the matters referenced in Section 3.4, Section 3.5 or Section 3.13, or in respect of environmental, Tax, employee benefits or labor Law matters.

Section 3.8 Environmental Laws and Regulations. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company and its Subsidiaries are now and have been since July 1, 2012 in compliance with all, and have not violated any, applicable Environmental Laws; (b) no property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures), or any other location used by the Company or any Company Subsidiary, is contaminated with any Hazardous Substance in a manner that is or is reasonably likely to be required to be remediated or removed, that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability; (c) since July 1, 2012, neither the Company nor any of its Subsidiaries has received any notice, demand letter, claim or request, for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law or are allegedly subject to any Removal, Remedial or Response actions; (d) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, imposing liability or obligations relating to any Environmental Law or any Hazardous Substance; and (e) the Company has all of the material Environmental Permits necessary for the conduct and operation of its business as now being conducted, all such Environmental Permits are valid and in full force and effect and the Company and the Company Subsidiaries are in compliance with such Environmental Permits.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan for current or former employees, directors or consultants of the Company or any Company Subsidiary. “Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, program or arrangement, in each case for the benefit of current or former employees, directors or consultants (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary has or may have any present or future obligation or liability (whether actual or contingent).

(b) With respect to each material Company Benefit Plan, the Company has made available to Parent correct and complete copies of, in each case, to the extent applicable, (i) all plan documents and material amendments thereto; and (ii) the most recent annual report on Form 5500 and the most recent audited financial statement or actuarial valuation report.

(c) (i) Except as would not, individually, or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company Benefit Plans has been operated and administered in material compliance with its terms and applicable Laws; (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification, and to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or comparable U.S. state Law; (iv) the Company nor any ERISA Affiliate has or has had in the past six (6) years an obligation to contribution to a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (v) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all contributions or other amounts payable by the Company or its Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards; (vi) to the knowledge of the Company, no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred with respect to any Company Benefit Plan that would reasonably be expected to result in a material liability to the Company or a Company Subsidiary; and (vii) there are no pending, or to the knowledge of the Company, threatened in writing, claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans that would reasonably be expected to result in a material liability to the Company or a Company Subsidiary.

(d) Except as set forth in Section 3.9(d) of the Company Disclosure Letter, in the past six (6) years, neither the Company, any Company Subsidiary nor any of their respective ERISA Affiliates has or has had an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA (a “Company Single

Employer Plan”) or any other pension plan subject to Title IV of ERISA. No failure to satisfy the minimum funding standards (within the meaning of Section 302 of ERISA and Section 412 of the Code, whether or not waived) has occurred with respect to any Company Single Employer Plan, and there has been no determination that any Company Single Employer Plan is, or is expected to be, in “at risk” status (within the meaning of Section 303 of ERISA). With respect to each Company Single Employer Plan, neither the Company, any Company Subsidiary nor any of their respective ERISA Affiliates has (i) incurred any unsatisfied liability under Title IV of ERISA with respect to the termination of any Company Single Employer Plan, including but not limited to the imposition of any lien in favor of the Pension Benefit Guaranty Corporation (“PBGC”) or any Company Single Employer Plan, (ii) received from the PBGC any notice relating to an intention to terminate any Company Single Employer Plan, including but not limited to the imposition of any lien in favor of the PBGC or any Company Single Employer Plan, or (iii) incurred any liability under Title IV of ERISA that has not been satisfied in full and no condition exists that is likely to cause the Company, any Company Subsidiary or any of their respective ERISA Affiliates to incur liability thereunder.

(e) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment or benefit becoming due to any current or former employee, director or consultant of the Company or any Company Subsidiary under any Company Benefit Plan or otherwise, (ii) increase any compensation or benefits otherwise payable or to be provided under any Company Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any compensation or benefits, or (iv) result in the payment of any amount that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. The Company is not a party to nor does it have any obligation under any Company Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for Taxes payable pursuant to Section 409A or 457A of the Code.

(g) Each Company Benefit Plan that is not subject to U.S. law (each, a “Company Foreign Benefit Plan”) has been established, maintained and administered in material compliance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) all employer and employee contributions to each Company Foreign Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, and (iii) the fair market value of the assets of each funded Company Foreign Benefit Plan, the liability of each insurer for any Company Foreign Benefit Plan funded through insurance or the book reserve established for any Company Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Foreign Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations.

Section 3.10 Absence of Certain Changes or Events.

(a) From June 30, 2014 through the date of this Agreement, there has not occurred any event, development, occurrence, change, or state of fact that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From June 30, 2014 through the date of this Agreement, neither the Company nor any Company Subsidiary has taken any action that would constitute a breach of Section 5.1(ii)(d) or (m) had such action been taken after the execution of this Agreement.

Section 3.11 Investigation; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of the Company, threatened) against the Company or any Company Subsidiary or any of their respective properties, rights or assets, and there are no orders, judgments, injunctions, rulings or decrees imposed upon the Company or any Company Subsidiary or any of their respective properties, rights or assets by or before any Governmental Entity, which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12 Information Supplied. The information relating to the Company and its Subsidiaries to be contained in the joint proxy statement in preliminary and definitive form relating to the Company Special Meeting and the Parent Special Meeting, which will be used as a prospectus of Parent with respect to the Parent Shares issuable in the Merger (together with any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and the registration statement on Form S-4 pursuant to which the offer and sale of Parent Shares in the Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement/Prospectus will be included as a prospectus of Parent (together with any amendments or supplements thereto, the “Form S-4”) will not, on the date the Joint Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and shareholders of Parent or at the time the Form S-4 (and any amendment or supplement thereto) is declared effective or at the time of the Company Special Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement/Prospectus (other than the portions thereof relating solely to the meeting of the shareholders of Parent) will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Joint Proxy Statement/Prospectus or the Form S-4 which were not supplied by or on behalf of the Company.

Section 3.13 Regulatory Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries holds all Company Permits and clearances necessary for the lawful operating of the businesses of the Company or any Company Subsidiary (the “Company Regulatory Permits”); (ii) all such Company Regulatory Permits are valid and in full force and effect; and (iii) the Company is in compliance with the terms of all Company Regulatory Permits.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the businesses of each of the Company and each Company Subsidiary are being conducted in compliance with all applicable Laws. Since July 1, 2012, neither the Company nor any Company Subsidiary has received any written notification or communication from any Governmental Entity of noncompliance by, or liability of Company or the Company Subsidiaries under, any Laws, except where such noncompliance or liability would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company and the Company Subsidiaries are not party to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(d) Notwithstanding anything contained in this Section 3.13, no representation or warranty shall be deemed to be made in this Section 3.13 in respect of environmental, Tax, employee benefits or labor Law matters.

Section 3.14 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) all Tax Returns that are required to be filed by or with respect to the Company or any Company Subsidiary have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(ii) the Company and the Company Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party (in each case, whether or not shown on any Tax Return), other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and the Company Subsidiaries;

(iii) there is not pending or threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of the Company or any Company Subsidiary, other than for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and the Company Subsidiaries;

(iv) neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and

(v) there are no Liens for Taxes upon any property or assets of the Company or any Company Subsidiary, except for the Company Permitted Liens.

(b) Neither the Company nor any Company Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code or so much of Section 356 of the Code as relates to Section 355 of the Code (or any similar provisions of state, local, or non-U.S. Law) in the two years prior to the date of this Agreement.

(c) Neither the Company nor any Company Subsidiary is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries or (ii) any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any liability for material Taxes of any Person (other than the Company or any Company Subsidiary) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor.

(d) Neither the Company nor any Company Subsidiary has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(e) Except as set forth in Section 3.14(e) of the Company Disclosure Letter and except for distributions between the date of this Agreement and the Effective Time permitted to be made under this Agreement, during the 36-month periods (i) ending on the date of this Agreement and (ii) ending on the Closing Date, neither the Company nor any predecessor of the Company has made or will have made any “non-ordinary course distributions” within the meaning of IRS Notice 2014-52.

Section 3.15 Labor Matters.

(a) Neither the Company nor, to its knowledge, any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union or labor organization. Neither the Company nor any Company Subsidiary is subject to a labor dispute, strike or work stoppage except as would not have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any Company Subsidiary, except for those the formation of which would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Transactions will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the Company or any Company Subsidiary, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth all patents, registered trademarks, registered copyrights, and pending applications for any patents, trademarks, or copyrights (“Registered Company IP”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary is the sole and exclusive owner of all right, title, and interest in and to the Registered Company IP and all other Intellectual Property developed by or for the Company or any of its Subsidiaries, free and clear of all Liens and other encumbrances or any licenses other than non-exclusive licenses granted by the Company or a Company Subsidiary in the ordinary course of business. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Company Subsidiary is the sole and exclusive owner of all right, title, and interest in and to, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted, and such rights comprise all Intellectual Property necessary and sufficient to enable the Company and its Subsidiaries to conduct their respective businesses in the manner in which such businesses are currently being conducted and proposed to be conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Registered Company IP is subsisting and, to the knowledge of the Company and excluding any pending applications included in the Registered Company IP, is valid and enforceable. There are no pending or, to the knowledge of the Company, threatened claims against the Company or its Subsidiaries by any Person alleging infringement, misappropriation, or unauthorized use by the Company or its Subsidiaries for their use of any Intellectual Property in their respective businesses as currently conducted, and the Company and its Subsidiaries have not received written notice of any such claim, nor has the Company or any of its Subsidiaries received a written invitation or request that such Person consider obtaining a license under any patent rights of a third party, in each case, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken reasonable steps to maintain the confidentiality of all of their Trade Secrets. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to the knowledge of the Company, none of the products or services distributed, sold or offered by the business of the Company and its Subsidiaries, any technology or materials used by Company or any of its Subsidiaries in connection therewith, nor the conduct of the businesses of the Company and its Subsidiaries, has infringed, misappropriated or otherwise violated, or infringes, misappropriates or otherwise violates, any Intellectual Property or any other similar proprietary right of any Person. As of the date hereof, neither the Company nor any of its Subsidiaries has made any claim of an infringement, misappropriation or other violation by any Person of its rights to or in connection with any Intellectual Property used in the business of the Company or its Subsidiaries, which infringement, misappropriation or other violation would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all past and present employees, contractors and consultants of the Company or any of its Subsidiaries who have had access to Trade Secrets of the Company and its Subsidiaries or have participated in the development of Intellectual Property for the Company or any of its Subsidiaries are bound by valid and enforceable written agreements pursuant to which such Persons are legally obligated (A) to assign to the Company or a Subsidiary thereof any Intellectual Property developed by them within the scope of their employment or engagement with or by the Company or such Subsidiary and (B) to safeguard and protect such Trade Secrets of the Company and its Subsidiaries (including with respect to the disclosure and use thereof), and, (ii) to the knowledge of the Company, no such Person has breached its obligations to the Company or its Subsidiaries. To the knowledge of the Company, no third-party has misappropriated, disclosed, or authorized for disclosure, any Trade Secret of the Company or its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no pending or, to the knowledge of the Company, threatened claims against the Company or any of its Subsidiaries by any Person challenging the ownership, enforceability or validity of any Intellectual Property of the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and all of the Company Subsidiaries have complied in all material respects with (i) all of their privacy policies, (ii) all applicable privacy Laws and (iii) all contractual commitments that the Company or any of the Company Subsidiaries have entered into with respect to Personal Information. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, there have been no violations of any privacy Laws or privacy policies, and no data breaches involving any Personal Information, and there are no pending or threatened claims against the Company or any of the Company Subsidiaries by any Person challenging the Company’s policies or practices with respect to privacy and data security. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, there have been no material unauthorized intrusions or breaches of the security of the information technology systems used in the conduct of the business of the Company or its Subsidiaries and owned by Company or its Subsidiaries during the prior twelve (12) months. Neither Company nor any of its Subsidiaries have received in the prior six (6) months any written notice or claim alleging a violation of any Person’s privacy rights under any applicable Law or under any of Company’s or any of its Subsidiaries’ publicly available privacy policies, in each case, in connection with the business of the Company or its Subsidiaries that would reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have commercially reasonable measures in place to safeguard the security, confidentiality, and integrity of Personal Information in their possession or control from unauthorized access, and neither the Company, any of the Company Subsidiaries, nor to the Company’s knowledge, any other Person, has made any illegal or unauthorized use of Personal Information collected by or on behalf of the Company or the Company Subsidiaries.

Section 3.17 Real Property.

(a) With respect to the real property owned by the Company or any Company Subsidiary at which the material operations of the Company and the Company Subsidiaries are conducted as of the date hereof (such property collectively, the “Company Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Company Subsidiary has good and valid title to such Company Owned Real Property, free and clear of all Liens, other than any such Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or being contested in good faith and for which adequate accruals or reserves have been established, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (iii) which is disclosed on the most recent consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company or (v) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of clauses (i) through (v), a “Company Permitted Lien”). As of the date hereof, neither the Company nor any of its Subsidiaries has received notice of any pending, and to the knowledge of the Company there is no threatened, condemnation proceeding with respect to any Company Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each material lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property at which the operations of the Company and its Subsidiaries are conducted as of the date hereof (the “Company Leased Real Property”), is valid, binding and in full force and effect, except that (A) enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (ii) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder exists with respect to any Company Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, the Company Leased Real Property, free and clear of all Liens, except for the Company Permitted Liens.

Section 3.18 Opinion of Financial Advisor. The Company Board of Directors has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, the Exchange Ratio provided for in the Merger (after giving effect to the Pre-Merger Special Dividend) is fair, from a financial point of view, to holders of Company Shares. An executed copy of such opinion will be made available to Parent solely for informational purposes promptly after receipt thereof by the Company Board of Directors. As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 3.19 Required Vote. The Company Stockholder Approval is the only vote of holders of securities of the Company which is required to consummate the Transactions.

Section 3.20 Material Contracts.

(a) Except for this Agreement, Section 3.20 of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 3.20(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 3.20(a) being referred to herein as the “Company Material Contracts”):

(i) any partnership, joint venture, strategic alliance or collaboration Contract which is material to the Company and its Subsidiaries, taken as a whole;

(ii) any Contract that (A) purports to materially limit either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) or any of their respective affiliates may engage or geographic area in which any of them may so engage in any business or (B) would require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) or any of their respective affiliates as a result of the consummation of the Transactions;

(iii) each acquisition or divestiture Contract or licensing agreement that contains representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $25 million in the twelve (12) month period following the date hereof;

(iv) each Contract relating to outstanding Indebtedness of the Company or its Subsidiaries for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $25 million other than (A) Contracts solely among the Company and any wholly-owned Company Subsidiary or a guarantee by the Company or any Company Subsidiary of a Company Subsidiary, (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $25 million, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon), and (C) any Contracts relating to Indebtedness explicitly included in the consolidated financial statements in the Company SEC Documents;

(v) each Contract between the Company, on the one hand, and any officer, director or affiliate (other than a wholly-owned Company Subsidiary) of the Company or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company has an obligation to indemnify such officer, director, affiliate or family member;

(vi) any Contract (excluding licenses for commercially available computer software that are generally available on standard terms for fees of no more than $10 million annually or in the aggregate) under which the Company or any Company Subsidiary is granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property rights of a third party, which Contract is material to the Company and the Company Subsidiaries, taken as a whole;

(vii) any Contract (excluding licenses for commercially available computer software that are generally available on standard terms for fees of no more than $10 million annually or in the aggregate) under which the Company or any Company Subsidiary has granted to a third party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property rights (including any development thereof), which Contract is material to the Company and the Company Subsidiaries, taken as a whole;

(viii) any shareholders, investors rights, registration rights or similar agreement or arrangement of the Company or any of its Significant Subsidiaries;

(ix) any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value in excess of $25 million;

(x) any collective bargaining agreement or other Contract with any labor union;

(xi) any Contract involving the settlement of any action or threatened action (or series of related actions) which will (A) involve payments after the date hereof of consideration in excess of $25 million or (B) impose material monitoring or reporting obligations to any other Person outside the ordinary course of business; and

(xii) any Contract not otherwise described in any other subsection of this Section 3.20(a) that would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(b) Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Company Subsidiary which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 3.21 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (a) all current insurance policies and Contracts of the Company and its Subsidiaries are in full force and effect and are valid and enforceable and (b) all premiums due thereunder have been paid. Neither the Company nor any of its Subsidiaries has received notice of cancellation or termination with respect to any third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.22 Finders and Brokers. Neither the Company nor any Company Subsidiary has employed any investment banker, broker or finder in connection with the Transactions, other than as set forth in Section 3.22 of the Company Disclosure Letter, who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.23 FCPA and Anti-Corruption. Except for those matters which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:

(a) neither the Company nor any Company Subsidiary, nor any director, manager or employee of the Company or any Company Subsidiary has in the last five (5) years, in connection with the business of the Company or any Company Subsidiary, itself or, to the Company’s knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of the Company or any Company Subsidiary, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable);

(b) neither the Company nor any Company Subsidiary, nor any director, manager or employee of the Company or any Company Subsidiary, are, or in the past five (5) years have been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA;

(c) the Company and each Company Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and each Company Subsidiary as required by the FCPA in all material respects;

(d) the Company and each Company Subsidiary has instituted policies and procedures designed to help ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(e) no officer, director, or employee of the Company or any Company Subsidiary is a Government Official.

Section 3.24 Takeover Statutes; No Rights Agreement. The Company Board of Directors has taken all action necessary so that no “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations is applicable to the Merger and the other transactions contemplated by this Agreement. The Company does not have in effect any “poison pill” or shareholder rights plan.

Section 3.25 No Other Representations. Except for the representations and warranties contained in Article IV, the Company acknowledges that neither Parent nor any Representative of Parent makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or with respect to any other information provided or made available to the Company in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Documents filed with the SEC since January 1, 2013 (including exhibits and other information incorporated by reference therein) and publicly available at least two calendar days prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable Section of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent), Parent, and Merger Sub jointly and severally represent and warrant to the Company as set forth below. For purposes of this Article IV, all representations and warranties with respect to any Parent Subsidiaries, which are not Significant Subsidiaries, shall be to Parent’s knowledge.

Section 4.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent, Merger Sub and the Parent Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the Constitution of Parent as amended to the date hereof (the “Parent Constitution”). The Parent Constitution is in full force and effect and Parent is not in violation of the Parent Constitution.

(b) Subsidiaries. All the issued and outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are wholly-owned, directly or indirectly, by Parent free and clear of all Liens, other than Parent Permitted Liens.

Section 4.2 Share Capital.

(a) The authorized share capital of Parent consists of 4,000,000,000 ordinary shares, $0.000115 nominal value per share (the “Parent Shares”), 40,000 ordinary shares, €1.00 nominal value per share (the “Parent Euro Ordinary Shares”) and 1,000,000,000 preferred shares, $0.000115 nominal value per share (“Parent Preferred Shares”). As of June 25, 2015 (the “Parent Capitalization Date”), (i) (A) 179,725,934 Parent Shares were issued and outstanding and (B) 46,408 Parent Shares were held in treasury, (ii) share options to purchase 6,920,998 Parent Shares were outstanding under Parent Equity Awards, (iii) time-based vesting restricted stock units with respect to 2,211,085 Parent Shares were outstanding under Parent Equity Awards, (iv) performance-based vesting restricted stock units with respect to 1,206,687 Parent Shares (assuming maximum achievement of performance goals) were outstanding under Parent Equity Awards, (v) 40,000 Parent Euro Ordinary Shares were held in treasury, and (vi) no Parent Preferred Shares were issued and outstanding. The per share exercise price of each share option under a Parent Equity Award was not less than the fair market value of a Parent Share on the applicable grant date. All the outstanding Parent Shares are, and all Parent Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights. The Parent Shares to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable.

(b) All issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of Parent are wholly-owned, directly or indirectly, by Parent free and clear of all Liens, other than Parent Permitted Liens.

(c) Except as set forth in Section 4.2(a) above and Section 4.2(f) below, as of the date hereof: (i) Parent does not have any shares issued or outstanding other than Parent Shares that have become outstanding after the Parent Capitalization Date, but were reserved for issuance as set forth in Section 4.2(a) above, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which Parent or any of the Parent Subsidiaries is a party obligating Parent or any of the Parent Subsidiaries to (A) issue, transfer or sell any shares or other equity interests of Parent or any Parent Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Parent or a wholly-owned Subsidiary of Parent); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary that is not wholly-owned.

(d) Neither Parent nor any Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.

(e) There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of the shares or other equity interest of Parent or any Parent Subsidiary.

(f) The Parent has made available to the Company a true and complete list, as of the Parent Capitalization Date and on an aggregate basis, of (i) the number of Parent Shares underlying Parent Equity Awards and (ii) the exercise prices of Parent Equity Awards, if applicable.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Parent and Merger Sub have all requisite corporate or similar power and authority to enter into this Agreement and, subject (in the case of the issuance of Parent Shares in connection with the Merger, the Parent Name Change and the Consolidation) to receipt of the Parent Shareholder Approvals and (in the case of the Merger Sub) to the adoption of this Agreement by Merger Sub’s sole shareholder (which adoption shall occur immediately after the execution and delivery of this Agreement), to consummate the Transactions, including the Merger. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Parent Board of Directors and (in the case of the issuance of Parent Shares in connection with the Merger, the Parent Name Change and the Consolidation, except for (i) receipt of the Parent Shareholder Approvals and the adoption of this Agreement by Merger Sub’s sole shareholder and (ii) the filing of the Certificate of Merger with the DSOS) no other corporate proceedings on the part of Parent or any Parent Subsidiary are necessary to authorize the consummation of the Transactions. On or prior to the date hereof, the Parent Board of Directors has unanimously (x) resolved that this Agreement and the Transactions, including the issuance of Parent Shares in connection with the Merger, and the Consolidation are advisable and in the best interests of Parent and the shareholders of Parent, (y) approved and declared advisable this Agreement and the Transactions, including the Merger, the Parent Name Change and the Consolidation on the terms and subject to the conditions set forth herein, in accordance with the requirements of the Irish law, and (z) resolved to recommend that the shareholders of Parent vote in favor of the issuance of Parent Shares in connection with the Merger, the Parent Name Change and the Consolidation, and to include such recommendations in the Joint Proxy Statement/Prospectus. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of the NYSE (vi) the Irish Takeover Rules and (vii) the matters set forth in Section 4.3(b) of the Parent Disclosure Letter, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent and Merger Sub of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Sub of this Agreement do not, and, except as described in Section 4.3(b), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon Parent or any of Parent’s Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any Parent Subsidiaries, other than Parent Permitted Liens, (ii) conflict with or result in any violation of any provision of the Parent Governing Documents or any of the organizational documents of any Parent Subsidiary or (iii) conflict with or violate any Laws applicable to Parent or any of Parent’s Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i), (ii) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Reports and Financial Statements.

(a) From January 1, 2013 through the date of this Agreement, Parent has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and their consolidated statements of operations, consolidated statements of comprehensive (loss) income and consolidated statements of cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.5 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s internal controls over financial reporting provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Since January 1, 2013, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the Parent Board of Directors (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. Parent has made available to the Company all such disclosures made by management to Parent’s auditors and audit committee from January 1, 2013 to the date hereof.

Section 4.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in Parent’s consolidated balance sheet (or the notes thereto) as of December 31, 2014 included in the Parent SEC Documents filed or furnished on or prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since December 31, 2014, (c) as expressly permitted or contemplated by this Agreement and (d) for liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither Parent nor any Parent Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, other than those which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Section 4.6, the term “liabilities” shall not include obligations of Parent or any Parent Subsidiaries to perform under or comply with any applicable Law, action, judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by Parent or any Parent Subsidiaries with any such liability or obligation if such default or failure would, with the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation or the imposition of injunctive or other equitable remedies.

Section 4.7 Compliance with Laws; Permits.

(a) Parent and each Parent Subsidiary are in compliance with and are not in default under or in violation of any Laws, applicable to Parent, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and the Parent Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, clearances, approvals, registrations and orders of any Governmental Entity necessary for Parent and Parent’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Notwithstanding anything contained in this Section 4.7, no representation or warranty shall be deemed to be made in this Section 4.7 in respect of the matters referenced in Section 4.4, Section 4.5 or Section 4.13, or in respect of environmental, Tax, employee benefits or labor Law matters.

Section 4.8 Environmental Laws and Regulations. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (a) Parent and its Subsidiaries are now and have been since January 1, 2013 in compliance with all, and have not violated any, applicable Environmental Laws; (b) no property currently or formerly owned, leased or operated by Parent or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures), or any other location used by Parent or any of Parent’s Subsidiary, is contaminated with any Hazardous Substance in a manner that is or is reasonably likely to be required to be remediated or removed, that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability; (c) since January 1, 2013, neither Parent nor any of its Subsidiaries has received any notice, demand letter, claim or request, for information alleging that Parent or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law or are allegedly subject to any Removal, Remedial or Response actions; (d) neither Parent nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, imposing liability or obligations relating to any Environmental Law or any Hazardous Substance; and (e) Parent has all of the material Environmental Permits necessary for the conduct and operation of its business as now being conducted, all such Environmental Permits are valid and in full force and effect and Parent and the Parent Subsidiaries are in compliance with such Environmental Permits.

Section 4.9 Employee Benefit Plans.

(a) Section 4.9(a) of the Parent Disclosure Letter sets forth a true and complete list of each material Parent Benefit Plan for current or former employees, directors or consultants of Parent or any Parent Subsidiary. “Parent Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, program or arrangement, in each case for the benefit of current or former employees, directors or consultants (or any dependent or beneficiary thereof) of Parent or any Parent Subsidiary or with respect to which Parent or any Parent Subsidiary has or may have any present or future obligation or liability (whether actual or contingent).

(b) With respect to each material Parent Benefit Plan, Parent has made available to Parent correct and complete copies of, in each case, to the extent applicable, (i) all plan documents and material amendments thereto; and (ii) the most recent annual report on Form 5500 and the most recent audited financial statement or actuarial valuation report.

(c) (i) Except as would not, individually, or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each of the Parent Benefit Plans has been operated and administered in material compliance with its terms and applicable Laws; (ii) each Parent Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification, and to the knowledge of Parent, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) no Parent Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Parent or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA; (iv) Parent nor any ERISA Affiliate has or has had in the past six (6) years an obligation to contribution to a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (v) except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, all contributions or other amounts payable by Parent or its Subsidiaries pursuant to each Parent Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards; (vi) to the knowledge of the Parent, no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred with respect to any Parent Benefit Plan that would reasonably be expected to result in a material liability to the Parent or a Parent Subsidiary; and (vii) there are no pending, or to the knowledge of Parent, threatened in writing, claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans that would reasonably be expected to result in a material liability to Parent or a Parent Subsidiary.

(d) Except as set forth in Section 4.9(d) of the Parent Disclosure Letter, in the past six (6) years, neither the Parent, any Parent Subsidiary nor any of their respective ERISA Affiliates has or has had an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA (a “Parent Single Employer Plan”) or any other pension plan subject to Title IV of ERISA. No failure to satisfy the minimum funding standards (within the meaning of Section 302 of ERISA and Section 412 of the Code, whether or not waived) has occurred with respect to any Parent Single Employer Plan, and there has been no determination that any Parent Single Employer Plan is, or is expected to be, in “at risk” status (within the meaning of Section 303 of ERISA). With respect to each Parent Single Employer Plan, neither Parent, any Parent Subsidiary nor any of their respective ERISA Affiliates has (i) incurred any unsatisfied liability under Title IV of ERISA with respect to the termination of any Parent Single Employer Plan, including but not limited to the imposition of any lien in favor of the PBGC or any Parent Single Employer Plan, (ii) received from the PBGC any notice relating to an intention to terminate any Parent Single Employer Plan, including but not limited to the imposition of any lien in favor of the PBGC or any Parent Single Employer Plan, or (iii) incurred any liability under Title IV of ERISA that has not been satisfied in full and no condition exists that is likely to cause Parent, any Parent Subsidiary or any of their respective ERISA Affiliates to incur liability thereunder.

(e) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment or benefit becoming due to any current or former employee, director or consultant of Parent or any Parent Subsidiary under any Parent Benefit Plan or otherwise, (ii) increase any compensation or benefits otherwise payable or to be provided under any Parent Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any compensation or benefits, or (iv) result in the payment of any amount that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each Parent Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. Parent is not a party to nor does it have any obligation under any Parent Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for Taxes payable pursuant to Section 409A or 457A of the Code.

(g) (i) Each Parent Benefit Plan that is not subject to U.S. law (each, a “Parent Foreign Benefit Plan”) has been established, maintained and administered in material compliance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) all employer and employee contributions to each Parent Foreign Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, and (iii) the fair market value of the assets of each funded Parent Foreign Benefit Plan, the liability of each insurer for any Parent Foreign Benefit Plan funded through insurance or the book reserve established for any Parent Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Parent Foreign Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations.

Section 4.10 Absence of Certain Changes or Events.

(a) From December 31, 2014 through the date of this Agreement, there has not occurred any event, development, occurrence, change, or state of fact that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) From December 31, 2014 through the date of this Agreement, neither Parent nor any Parent Subsidiary has taken any action that would constitute a breach of Section 5.2(ii)(d) or (m) had such action been taken after the execution of this Agreement.

Section 4.11 Investigation; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any Parent Subsidiary or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Parent, threatened) against Parent or any Parent Subsidiary or any of their respective properties, rights or assets before, and there are no orders, judgments, injunctions, ruling or decrees imposed upon Parent or any Parent Subsidiary or any of their respective properties, rights or assets by or before any Governmental Entity, which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.12 Information Supplied. The information relating to Parent and its Subsidiaries to be contained in the Joint Proxy Statement/Prospectus and the Form S-4 will not, on the date the Joint Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to shareholders of Parent and stockholders of the Company or at the time the Form S-4 (and any amendment or supplement thereto) is declared effective or at the time of the Parent Special Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement/Prospectus (other than the portions thereof relating solely to the meeting of the stockholders of the Company) and the Form S-4 will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Joint Proxy Statement/Prospectus or the Form S-4 which were not supplied by or on behalf of Parent.

Section 4.13 Regulatory Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and the Parent Subsidiaries holds all Parent Permits and clearances necessary for the lawful operating of the businesses of Parent or any Parent Subsidiary

(the “Parent Regulatory Permits”); (ii) all such Parent Regulatory Permits are valid and in full force and effect; and (iii) Parent is in compliance with the terms of all Parent Regulatory Permits.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the businesses of each of Parent and each Parent Subsidiary are being conducted in compliance with all applicable Laws. Since January 1, 2013, neither Parent nor any of the Parent Subsidiaries has received any written notification or communication from any Governmental Entity of noncompliance by, or liability of Parent or the Parent Subsidiaries under, any Laws, except where such noncompliance or liability would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Parent and the Parent Subsidiaries are not party to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(d) Notwithstanding anything contained in this Section 4.13, no representation or warranty shall be deemed to be made in this Section 4.13 in respect of environmental, Tax, employee benefits or labor Law matters.

Section 4.14 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(i) all Tax Returns that are required to be filed by or with respect to Parent or any Parent Subsidiary have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(ii) Parent and the Parent Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party (in each case, whether or not shown on any Tax Return), other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of Parent and the Parent Subsidiaries;

(iii) there is not pending or threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of Parent or any Parent Subsidiary, other than for which adequate reserves have been established in accordance with GAAP on the financial statements of Parent and the Parent Subsidiaries;

(iv) neither Parent nor any Parent Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and

(v) there are no Liens for Taxes upon any property or assets of Parent or any Parent Subsidiary, except for Parent Permitted Liens.

(b) Neither Parent nor any Parent Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code or so much of Section 356 of the Code as relates to Section 355 of the Code (or any similar provisions of state, local, or non-U.S. Law) in the two years prior to the date of this Agreement.

(c) Neither Parent nor any Parent Subsidiary is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries or (ii) any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any material liability for Taxes of any Person (other than Parent or any Parent Subsidiary) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor.

(d) Neither Parent nor any Parent Subsidiary has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(e) After giving effect to the Merger and all transactions contemplated by this Agreement, 50% or less of the gross value of Parent’s “foreign group property” constitutes “foreign group nonqualified property” within the meaning of IRS Notice 2014-52.

(f) Parent is as of the date hereof, and at all times since its formation until the date hereof has been, treated as a foreign corporation for U.S. federal income tax purposes.

Section 4.15 Labor Matters.

(a) Neither Parent nor, to its knowledge, any Parent Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union or labor organization. Neither Parent nor any Parent Subsidiary is subject to a labor dispute, strike or work stoppage except as would not have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Parent or any Parent Subsidiary, except for those the formation of which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The Transactions will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of Parent or any Parent Subsidiary, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.16 Intellectual Property.

(a) Section 4.16(a) of the Parent Disclosure Letter sets forth all patents, registered trademarks, registered copyrights, and pending applications for any patents, trademarks, or copyrights (“Registered Parent IP”), except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or a Parent Subsidiary is the sole and exclusive owner of all right, title, and interest in and to the Registered Parent IP and all other Intellectual Property developed by or for Parent or any of its Subsidiaries, free and clear of all Liens and other encumbrances or any licenses other than non-exclusive licenses granted by Parent or a Parent Subsidiary in the ordinary course of business. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Parent Subsidiary is the sole and exclusive owner of all right, title, and interest in and to, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted, and such rights comprise all Intellectual Property necessary and sufficient to enable Parent and its Subsidiaries to conduct their respective businesses in the manner in which such businesses are currently being conducted and proposed to be conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Registered Parent IP is subsisting and, to the knowledge of Parent and excluding any pending applications included in the Registered Parent IP, is valid and enforceable. There are no pending or, to the knowledge of Parent, threatened claims against Parent or its Subsidiaries by any Person alleging infringement, misappropriation, or unauthorized use by Parent or its Subsidiaries for their use of any Intellectual Property in their respective businesses as currently conducted, and

Parent and its Subsidiaries have not received written notice of any such claim, nor has the Parent or any of its Subsidiaries received a written invitation or request that such Person consider obtaining a license under any patent rights of a third party, in each case, that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have taken reasonable steps to maintain the confidentiality of all of their Trade Secrets. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and to the knowledge of Parent, none of the products or services distributed, sold or offered by the business of the Parent and its Subsidiaries, any technology or materials used by Parent or any of its Subsidiaries in connection therewith, nor the conduct of the businesses of Parent and its Subsidiaries, has infringed, misappropriated or otherwise violated, or infringes, misappropriates or otherwise violates, any Intellectual Property or any other similar proprietary right of any Person. As of the date hereof, neither Parent nor any of its Subsidiaries has made any claim of an infringement, misappropriation or other violation by any Person of its rights to or in connection with any Intellectual Property used in the business of Parent or its Subsidiaries which infringement, misappropriation or other violation would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all past and present employees, contractors and consultants of Parent or any of its Subsidiaries who have had access to Trade Secrets of Parent and its Subsidiaries or have participated in the development of Intellectual Property for the Parent or any of its Subsidiaries are bound by valid and enforceable written agreements pursuant to which such Persons are legally obligated (A) to assign to the Parent or a Subsidiary thereof any Intellectual Property developed by them within the scope of their employment or engagement with or by the Parent or such Subsidiary and (B) to safeguard and protect such Trade Secrets of Parent and its Subsidiaries (including with respect to the disclosure and use thereof), and (ii) to the knowledge of Parent, no such Person has breached its obligations to Parent or its Subsidiaries. To the knowledge of Parent, no third-party has misappropriated, disclosed, or authorized for disclosure, any Trade Secret of Parent or its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no pending or, to the knowledge of Parent, threatened claims against Parent or any of its Subsidiaries by any Person challenging the ownership, enforceability or validity of any Intellectual Property of Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and all of the Parent Subsidiaries have complied in all material respects with (i) all of their privacy policies, (ii) all applicable privacy Laws and (iii) all contractual commitments that Parent or any of its Subsidiaries have entered into with respect to Personal Information. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the knowledge of Parent, there have been no violations of any privacy Laws or privacy policies, and no data breaches involving any Personal Information, and there are no pending or threatened claims against Parent or any of the Parent Subsidiaries by any Person challenging Parent’s policies or practices with respect to privacy and data security. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the knowledge of Parent, there have been no material unauthorized intrusions or breaches of the security of the information technology systems used in the conduct of the business of the Parent or its Subsidiaries and owned by Parent or its Subsidiaries during the prior twelve (12) months. Neither Parent nor any of its Subsidiaries have received in the prior six (6) months any written notice or claim alleging a violation of any Person’s privacy rights under any applicable Law or under any of Parent’s or any of its Subsidiaries’ publicly available privacy policies, in each case, in connection with the business of the Parent or its Subsidiaries that would reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries have commercially reasonable measures in place to safeguard the security, confidentiality, and integrity of Personal Information in their possession or control from unauthorized access, and neither Parent, any of the Parent Subsidiaries, nor to Parent’s knowledge, any other Person, has made any illegal or unauthorized use of Personal Information collected by or on behalf of Parent or the Parent Subsidiaries.

Section 4.17 Real Property.

(a) With respect to the real property owned by Parent or any Subsidiary at which the material operations of Parent and the Parent Subsidiaries are conducted as of the date hereof (such property collectively, the “Parent Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Parent Subsidiary has good and valid title to such Parent Owned Real Property, free and clear of all Liens, other than any such Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or being contested in good faith and for which adequate accruals or reserves have been established, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (iii) which is disclosed on the most recent consolidated balance sheet of Parent or notes thereto or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Parent or (v) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of clauses (i) through (v), “Parent Permitted Lien”). As of the date hereof, neither Parent nor any of its Subsidiaries has received notice of any pending, and to the knowledge of Parent there is no threatened, condemnation proceeding with respect to any Parent Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each material lease, sublease and other agreement under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property at which the operations of Parent and its Subsidiaries are conducted as of the date hereof (the “Parent Leased Real Property”), is valid, binding and in full force and effect, except that (A) enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (ii) no uncured default of a material nature on the part of Parent or, if applicable, its Subsidiary or, to the knowledge of Parent, the landlord thereunder exists with respect to any Parent Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, the Parent Leased Real Property, free and clear of all Liens, except for Parent Permitted Liens.

Section 4.18 Opinion of Financial Advisor. The Parent Board of Directors has received an opinion from Perella Weinberg Partners LP, dated as of the date of this Agreement, and based upon and subject to the various assumptions and limitations set forth therein, that the Exchange Ratio is fair, from a financial point of view, to Parent. An executed copy of such opinion will be made available to the Company solely for informational purposes promptly after receipt thereof by the Parent Board of Directors. As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 4.19 Required Vote. The Parent Shareholder Approvals are the only votes of holders of securities of Parent which is required to consummate the Transactions.

Section 4.20 Material Contracts.

(a) Except for this Agreement, Section 4.20 of the Parent Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 4.20(a) under which Parent or any Parent Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 4.20(a) being referred to herein as the “Parent Material Contracts”):

(i) any partnership, joint venture, strategic alliance or collaboration Contract which is material to Parent and its Subsidiaries, taken as a whole;

(ii) any Contract that (A) purports to materially limit either the type of business in which Parent or its Subsidiaries (or, after the Effective Time, the Company or its Subsidiaries) or any of their respective affiliates may engage or geographic area in which any of them may so engage in any business or (B) would require the disposition of any material assets or line of business of Parent or its Subsidiaries (or, after the Effective Time, the Company or its Subsidiaries) or any of their respective affiliates as a result of the consummation of the Transactions;

(iii) each acquisition or divestiture Contract or licensing agreement that contains representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $25 million in the twelve (12) month period following the date hereof;

(iv) each Contract relating to outstanding Indebtedness of Parent or its Subsidiaries for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $25 million other than (A) Contracts solely among Parent and any wholly-owned Parent Subsidiary or a guarantee by Parent or a Parent Subsidiary of a Parent Subsidiary, (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $25 million, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon), and (C) any Contracts relating to Indebtedness explicitly included in the consolidated financial statements in the Parent SEC Documents;

(v) each Contract between Parent, on the one hand, and any officer, director or affiliate (other than a wholly-owned Parent Subsidiary) of Parent or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which Parent has an obligation to indemnify such officer, director, affiliate or family member;

(vi) any Contract (excluding licenses for commercially available computer software that are generally available on standard terms for fees of no more than $10 million annually or in the aggregate) under which Parent or any Parent Subsidiary is granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property of a third party, which Contract is material to Parent and the Parent Subsidiaries, taken as a whole;

(vii) any Contract (excluding licenses for commercially available computer software that are generally available on standard terms for fees of no more than $10 million annually or in the aggregate) under which Parent or any Parent Subsidiary has granted to a third party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property rights (including any development thereof), which Contract is material to Parent and the Parent Subsidiaries, taken as a whole;

(viii) any shareholders, investors rights, registration rights or similar agreement or arrangement of Parent or any of its Significant Subsidiaries;

(ix) any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value in excess of $25 million;

(x) any collective bargaining agreement or other Contract with any labor union;

(xi) any Contract involving the settlement of any action or threatened action (or series of related actions) which will (A) involve payments after the date hereof of consideration in excess of $25 million or (B) impose material monitoring or reporting obligations to any other Person outside the ordinary course of business; and

(xii) any Contract not otherwise described in any other subsection of this Section 4.20(a) that would be required to be filed by Parent as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(b) Neither Parent nor any Parent Subsidiary is in breach of or default under the terms of any Parent Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, as of the date hereof, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the knowledge of Parent, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.21 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, (a) all current, insurance policies and Contracts of Parent and its Subsidiaries are in full force and effect and are valid and enforceable and (b) all premiums due thereunder have been paid. Neither Parent nor any of its Subsidiaries has received notice of cancellation or termination with respect to any third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.22 Finders and Brokers. Neither Parent nor any Parent Subsidiary has employed any investment banker, broker or finder in connection with the Transactions, other than as set forth in Section 4.22 of the Parent Disclosure Letter, who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.23 FCPA and Anti-Corruption. Except for those matters which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect:

(a) neither Parent nor any Parent Subsidiary, nor any director, manager or employee of Parent or any Parent Subsidiary has in the last five (5) years, in connection with the business of Parent or any Parent Subsidiary, itself or, to Parent’s knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of Parent or any Parent Subsidiary, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable);

(b) neither Parent nor any Parent Subsidiary, nor any director, manager or employee of Parent or any Parent Subsidiary, are, or in the past five (5) years have been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving Parent or any Parent Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA;

(c) Parent and each Parent Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent and each Parent Subsidiary as required by the FCPA in all material respects;

(d) Parent and each Parent Subsidiary has instituted policies and procedures designed to help ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(e) no officer, director, or employee of Parent or any Parent Subsidiary is a Government Official.

Section 4.24 No Merger Sub Activity. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with this Agreement.

Section 4.25 No Other Representations. Except for the representations and warranties contained in Article III, Parent acknowledges that neither the Company nor any Representative of the Company makes, and Parent acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or to Parent’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1 Conduct of Business by the Company Pending the Closing. The Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as set forth in Section 5.1 of the Company Disclosure Letter, (b) as specifically required by this Agreement (including the Restructuring Transactions), (c) as required by Law or (d) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company (i) shall and shall cause each Company Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice and use reasonable best efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers and other Persons with whom it and they have material business relations; provided, however, that no action that is specifically permitted by any of clauses (a) through (p) of Section 5.1(ii) shall be deemed a breach of this clause (i), and (ii) the Company shall not, and shall not permit any Company Subsidiary to:

(a) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary), except (i) that the Company may continue the declaration and payment of regular quarterly cash dividends on the Company Shares, not to exceed $0.15 per share for each quarterly dividend, (ii) for dividends and distributions paid or made on a pro rata basis by a Company Subsidiary in the ordinary course of business consistent with past practice or by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary, and (iii) the declaration and payment of the Pre-Merger Special Dividend in respect of each share of Company Common Stock;

(b) split, combine, reduce or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly-owned Company Subsidiary which remains a wholly-owned Company Subsidiary after consummation of such transaction;

(c) except as required by applicable Law or any Company Benefit Plan, (i) increase the compensation or benefits payable or to be provided to any of its directors, officers, employees or consultants (other than increases in annual base salaries and incentive compensation opportunities at times and in amounts in the ordinary course of business consistent with past practice), (ii) grant or increase to any of its directors, officers, employees or consultants any severance, termination, change in control or retention pay, (iii) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation (other than the payment of accrued and unpaid cash bonuses or other cash incentive compensation), (iv) enter into any employment, severance, retention or change in control agreement with any of its directors, officers, employees or consultants (other than offer letters that do not otherwise provide for severance, retention or change in control payments or benefits), (v) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Benefit Plan (or a plan or arrangement that would be a Company Benefit Plan if in existence as of the date hereof), or (vi) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any of its directors, officers, employees or consultants;

(d) make any material change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

(e) authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in any Person or any business or division of any Person (including by means of an asset purchase), or any mergers, consolidations or business combinations, except for (i) such transactions that collectively do not have purchase prices that exceed $25 million in the aggregate (provided that any such transactions, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or impede the consummation of the Transactions), (ii) capital expenditures otherwise permitted by Section 5.1(ii)(n), (iii) transactions between the Company and a wholly-owned Company Subsidiary or between wholly-owned Company Subsidiaries or (iv) the creation of new wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement;

(f) amend the Company Governing Documents, and shall not permit any Significant Subsidiary of the Company to adopt any amendments to its governing documents;

(g) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock (including restricted stock), voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Company Equity Award under any existing Company Equity Plan (except as otherwise provided by the express terms of any Company Equity Award outstanding on the date hereof), other than issuances of Company Shares (i) in respect of any exercise of Company Stock Options or the vesting, lapse of restrictions with respect to or settlement of Company Equity Awards, outstanding as of the date hereof or issued in accordance with this Agreement, in each case, accordance with their respective terms, (ii) pursuant to the terms of the Company ESPP, subject to Section 2.3(d) or (iii) transactions between the Company and a wholly-owned Company Subsidiary or between wholly-owned Company Subsidiaries;

(h) directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) redemptions or acquisitions of Company Shares tendered by holders of Company Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (ii) the redemption or acquisition by the Company of Company Equity Awards in connection with the forfeiture of such awards and (iii) transactions between the Company and a wholly-owned Company Subsidiary or between wholly-owned Company Subsidiaries;

(i) redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any

Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any Indebtedness for borrowed money among the Company and its wholly-owned Company Subsidiaries or among wholly-owned Company Subsidiaries, (ii) Indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing Indebtedness for borrowed money of the Company or any of the Company Subsidiaries maturing on or prior to the six (6) month anniversary of the date of such refinancing, (iii) guarantees by the Company of Indebtedness for borrowed money of Company Subsidiaries or guarantees by Company Subsidiaries of Indebtedness for borrowed money of the Company or any Company Subsidiary, which Indebtedness is incurred in compliance with this clause (i), (iv) Indebtedness for borrowed money incurred pursuant to (A) agreements entered into by the Company or any Company Subsidiary in effect prior to the execution of this Agreement and set forth in Section 5.1(ii)(i)(A) of the Company Disclosure Letter and (B) other agreements that may be entered into following the date hereof and set forth in Section 5.1(ii)(i)(B) of the Company Disclosure Letter, (v) transactions at the stated maturity of such Indebtedness and required amortization or mandatory prepayments and (vi) Indebtedness for borrowed money not to exceed $100 million in aggregate principal amount outstanding at any time incurred by the Company or any of the Company Subsidiaries other than in accordance with clauses (i) through (v); provided that nothing contained herein shall prohibit the Company and the Company Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

(j) make any loans to any other Person, except for loans among the Company and its wholly-owned Company Subsidiaries or among the Company’s wholly-owned Company Subsidiaries;

(k) sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Company Permitted Liens), any of its properties or assets (including shares in the capital of the Company Subsidiaries), except (i) pursuant to an existing agreement in effect prior to the execution of this Agreement that is listed on Section 5.1(ii)(k) of the Company Disclosure Letter, (ii) in the case of Liens, as required in connection with any Indebtedness permitted to be incurred pursuant to Section 5.1(ii)(i), (iii) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $25 million in the aggregate for all such transactions and (iv) for transactions among the Company and its wholly-owned Company Subsidiaries or among wholly-owned Company Subsidiaries;

(l) compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending by or against the Company or any of the Company Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (i) is for an amount (in excess of insurance proceeds) not to exceed, for any such compromise or settlement individually or in the aggregate, $50 million, (ii) does not impose any injunctive relief on the Company and the Company Subsidiaries and (iii) does not provide for the license, covenant not to assert, or otherwise granting of any rights, of or under any Intellectual Property;

(m) make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, surrender any right to claim a material Tax refund, or take any action which would cause the Company or any Company Subsidiary to be treated as an “expatriated entity” within the meaning of Section 7874(a)(2) of the Code as a result of the Transactions;

(n) except in the ordinary course of business consistent with past practice, or in accordance with the Company’s anticipated capital expenditures for its 2016 fiscal year described on Section 5.1(ii)(n) of the Company Disclosure Letter, make any new capital expenditure or expenditures, or commit to do so;

(o) except in the ordinary course of business consistent with past practice or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 5.1(ii) and excluding any Material Contract of the type described in Section 3.20(a)(ii)(B) (but subject to the other restrictions set forth in this Section 5.1(ii)), (i) enter into any Contract that would, if entered into prior to the date hereof, be a Company Material Contract, or (ii) materially modify, materially amend or terminate any Company Material Contract or waive, release or assign any material rights or claims thereunder; or

(p) agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.2 Conduct of Business by Parent Pending the Closing. Parent agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as set forth in Section 5.2 of the Parent Disclosure Letter, (b) as specifically required by this Agreement (including the Restructuring Transactions), (c) as required by Law or (d) as consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent (i) shall and shall cause each Parent Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice and use reasonable best efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers and other Persons with whom it and they have material business relations; provided, however, that no action that is specifically permitted by any of clauses (a) through (p) of Section 5.2(ii) shall be deemed a breach of this clause (i), and (ii) Parent shall not, and shall not permit any Parent Subsidiary to:

(a) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of Parent or any Parent Subsidiary), except (i) that Parent may continue the declaration and payment of regular quarterly cash dividends on the Parent Shares, not to exceed $0.31 per share for each quarterly dividend, and (ii) for dividends and distributions paid or made on a pro rata basis by a Parent Subsidiary in the ordinary course of business consistent with past practice or by a wholly-owned Parent Subsidiary to Parent or another wholly-owned Parent Subsidiary;

(b) split, combine, reduce or reclassify any of its capital stock (excluding the Consolidation, provided that the Consolidation shall not be consummated prior to the Effective Time), or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly-owned Parent Subsidiary which remains a wholly-owned Parent Subsidiary after consummation of such transaction;

(c) except as required by applicable Law or any Parent Benefit Plan, (i) increase the compensation or benefits payable or to be provided to any of its directors, officers, employees or consultants (other than increases in annual base salaries and incentive compensation opportunities at times and in amounts in the ordinary course of business consistent with past practice), (ii) grant or increase to any of its directors, officers, employees or consultants any severance, termination, change in control or retention pay, (iii) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation (other than the payment of accrued and unpaid cash bonuses or other cash incentive compensation), (iv) enter into any employment, severance, retention or change in control agreement with any of its directors, officers, employees or consultants (other than offer letters that do not otherwise provide for severance, retention or change in control payments or benefits), (v) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Parent Benefit Plan (or a plan or arrangement that would be a Parent Benefit Plan if in existence as of the date hereof), or (vi) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any of its directors, officers, employees or consultants;

(d) make any material change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

(e) authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in any Person or any business or division of any Person (including by means of an asset purchase), or any mergers, consolidations or business combinations, except for (i) such transactions that collectively do not have purchase prices that exceed $25 million in the aggregate (provided that any such transactions, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or impede the consummation of the Transactions), (ii) capital expenditures otherwise permitted by Section 5.2(ii)(n), (iii) transactions between Parent and a wholly-owned Parent Subsidiary or between wholly-owned Parent Subsidiaries or (iv) the creation of new wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement;

(f) amend the Parent Governing Documents, and shall not permit Merger Sub or any Significant Subsidiary of Parent to adopt any amendments to its governing documents;

(g) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock (including restricted stock), voting securities or other equity interest in Parent or any Parent Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Parent Equity Award under any existing Parent Equity Plan (except as otherwise provided by the express terms of any Parent Equity Award outstanding on the date hereof), other than issuances of Parent Shares (i) in respect of any exercise of Parent Share Options under Parent Equity Awards or the vesting, lapse of restrictions with respect to or settlement of Parent Equity Awards, outstanding as of the date hereof or issued in accordance with this Agreement, in each case, in accordance with their respective terms, (ii) pursuant to the terms of the Parent ESPP, or (iii) transactions between Parent and a wholly-owned Parent Subsidiary or between wholly-owned Parent Subsidiaries;

(h) directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) redemptions or acquisitions of Parent Shares tendered by holders of Parent Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (ii) the redemption or acquisition by Parent of Parent Equity Awards in connection with the forfeiture of such awards and (iii) transactions between Parent and a wholly-owned Parent Subsidiary or between wholly-owned Parent Subsidiaries;

(i) redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any Indebtedness for borrowed money among Parent and its wholly-owned Parent Subsidiaries or among wholly-owned Parent Subsidiaries, (ii) Indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing Indebtedness for borrowed money of Parent or any of the Parent Subsidiaries maturing on or prior to the six (6) month anniversary of the date of such refinancing, (iii) guarantees by Parent of Indebtedness for borrowed money of Parent Subsidiaries or guarantees by Parent Subsidiaries of Indebtedness for borrowed money of Parent or any Parent Subsidiary, which Indebtedness is incurred in compliance with this clause (i), (iv) Indebtedness for borrowed money incurred pursuant to (A) agreements entered into by Parent or any Parent Subsidiary in effect prior to the execution of this Agreement and set forth in Section 5.2(ii)(i)(A) of the Parent Disclosure Letter and (B) other agreements that may be entered into following the date hereof and set forth in Section 5.2(ii)(i)(B) of the Parent Disclosure Letter, (v) transactions at the stated maturity of such Indebtedness and required amortization or mandatory prepayments and (vi) Indebtedness for borrowed money not to exceed $100 million in aggregate principal amount outstanding at any time incurred by Parent or any of the Parent Subsidiaries other than in accordance with clauses (i) through (v); provided that nothing contained herein shall prohibit Parent and the Parent Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

(j) make any loans to any other Person, except for loans among Parent and its wholly-owned Parent Subsidiaries or among Parent’s wholly-owned Parent Subsidiaries;

(k) sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Parent Permitted Liens), any of its properties or assets (including shares in the capital of the Parent Subsidiaries), except (i) pursuant to an existing agreement in effect prior to the execution of this Agreement that is listed on Section 5.2(ii)(k) of the Parent Disclosure Letter, (ii) in the case of Liens, as required in connection with any Indebtedness permitted to be incurred pursuant to Section 5.2(ii)(i), (iii) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $25 million in the aggregate for all such transactions and (iv) for transactions among Parent and its wholly-owned Parent Subsidiaries or among wholly-owned Parent Subsidiaries;

(l) compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending by or against Parent or any of the Parent Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (i) is for an amount (in excess of insurance proceeds) not to exceed, for any such compromise or settlement individually or in the aggregate, $50 million, (ii) does not impose any injunctive relief on Parent and the Parent Subsidiaries and (iii) does not provide for the license covenant not to assert, or otherwise granting of any rights, of or under any Intellectual Property;

(m) make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, surrender any right to claim a material Tax refund, or take any action which would cause the Company or any Company Subsidiary to be treated as an “expatriated entity” within the meaning of Section 7874(a)(2) of the Code as a result of the Transactions;

(n) except in the ordinary course of business consistent with past practice, or in accordance with Parent’s anticipated 2015 or 2016 capital expenditures described on Section 5.2(ii)(n) of the Parent Disclosure Letter, make any new capital expenditure or expenditures, or commit to do so;

(o) except in the ordinary course of business consistent with past practice or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 5.2(ii) and excluding any Material Contract of the type described in Section 4.20(a)(ii)(B) (but subject to the other restrictions set forth in this Section 5.2(ii)), (i) enter into any Contract that would, if entered into prior to the date hereof, be a Parent Material Contract, or (ii) materially modify, materially amend or terminate any Parent Material Contract or waive, release or assign any material rights or claims thereunder; or

(p) agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.3 Solicitation by the Company.

(a) From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company agrees that it shall not (and shall not permit any Company Subsidiary to), and that it shall cause its directors, officers and employees not to, and that it shall direct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its stockholders) which constitutes or would be reasonably expected to lead to a Company Competing Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to the Company or any Company Subsidiary in connection with a Company Competing Proposal, (iii) engage in discussions with any Person with respect to any Company Competing Proposal, (iv) except as required by the duties of the members of the Company Board of Directors under applicable Law, waive, terminate, modify or release any Person (other than Parent, Merger Sub and their respective affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation, (v) approve or recommend, or propose publicly to approve or recommend, any Company Competing Proposal, (vi) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (vii) enter into any letter of intent or similar document relating to, or any agreement or commitment providing for, any Company Competing Proposal (other than (x) an Acceptable Confidentiality Agreement in accordance with Section 5.3(b) or (y) in accordance with Section 8.1(i)), or (viii) resolve or agree to do any of the foregoing (any act described in clauses (v) and (vi) above, a “Company Change of Recommendation”). The Company shall immediately cease, and cause its directors, officers and employees to cease, and shall direct and use its reasonable best efforts to cause its other Representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted heretofore with respect to any Company Competing Proposal or potential Company Competing Proposal. The Company shall promptly inform its Representatives of the Company’s obligations under this Section 5.3. For purposes of this Section 5.3, the term “Person” means any Person or “group,” as used in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiaries. Notwithstanding anything to the contrary contained in this Agreement, the Company and the Company Subsidiaries and the Company’s Representatives may in any event inform a Person that has made or, to the knowledge of the Company, is considering making a Company Competing Proposal of the provisions of this Section 5.3.

(b) Notwithstanding the limitations set forth in Section 5.3(a), if the Company receives, prior to the Company Stockholder Approval being obtained, a bona fide, unsolicited, written Company Competing Proposal, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors (i) constitutes a Company Superior Proposal or (ii) would reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Company Superior Proposal, then in either event the Company may take the following actions: (x) furnish nonpublic information to the Person making such Company Competing Proposal, if, and only if, prior to so furnishing such information, the Company receives from such Person an executed Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person with respect to the Company Competing Proposal.

(c) The Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt of any Company Competing Proposal, any initial proposals or inquiries that would reasonably be expected to lead to a Company Competing Proposal, or any initial inquiry or request for nonpublic information relating to the Company or any Company Subsidiary by any Person who has made or would reasonably be expected to make any Company Competing Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Company Competing Proposal, inquiry or request or with whom the Company is engaging in discussions or negotiations, and the material terms and conditions of any such proposal or offer and the nature of the information requested pursuant to such inquiry or request. In addition, the Company shall promptly (but in any event within twenty-four (24) hours) after the receipt thereof, provide to Parent copies of any written proposal, offer or draft agreement relating to a Company Competing Proposal or potential Company Competing Proposal which is received by the Company from any Person (or from any representatives, advisors or agents of such Person) making such Company Competing Proposal or with whom discussions or negotiations would reasonably be expected to lead to a Company Competing Proposal. The Company shall keep Parent reasonably informed of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Company Competing Proposal or potential Company Competing Proposal and keep Parent reasonably informed as to the nature of any information requested of the Company with respect thereto. The Company shall promptly (but in any event within twenty-four (24) hours)

provide to Parent any material nonpublic information concerning the Company provided to any other Person in connection with any Company Competing Proposal that was not previously provided to Parent. The Company shall not take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable Takeover Statute or otherwise cause such restrictions not to apply.

(d) Notwithstanding anything in this Section 5.3 or Section 5.5 to the contrary, at any time prior to the receipt of the Company Stockholder Approval, the Company Board of Directors may make a Company Change of Recommendation (i) in response to a Company Intervening Event, or (ii) following receipt of a bona fide, unsolicited, written Company Competing Proposal, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors is a Company Superior Proposal, if and only if, (x) in the case of clause (ii), such Company Competing Proposal was received after the date hereof and did not result from a breach of the provisions of this Section 5.3 and (y) in the case of clauses (i) and (ii), the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel that the failure to take such action would be inconsistent with the duties of the members of the Company Board of Directors under applicable Law and the Company complies with Section 5.3(e).

(e) Prior to the Company taking any action permitted (i) under Section 5.3(d)(i), the Company shall provide Parent with three (3) business days’ prior written notice advising Parent it intends to effect a Company Change of Recommendation and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable Company Intervening Event), and during such three (3) business day period, the Company shall consider and negotiate in good faith any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Company Change of Recommendation or (ii) under Section 5.3(d)(ii), the Company shall provide Parent with three (3) business days’ prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Company Competing Proposal shall require a new notice and an additional two (2) business day period) advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Company Competing Proposal, and during such three (3) business day period (or subsequent two (2) business day period), the Company shall consider and negotiate in good faith any proposal by Parent to amend the terms and conditions of this Agreement such that such Company Competing Proposal would no longer constitute a Company Superior Proposal. In the event the Company provides to Parent a notice contemplated by this Section 5.3(e), then, notwithstanding anything in the Confidentiality Agreement to the contrary, the term “Representatives” (as defined in the Confidentiality Agreement) shall thereafter be deemed to include financing sources of Parent.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Company Board of Directors has reasonably determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would be inconsistent with the duties of the members of the Company Board of Directors under applicable Law; provided that this Section 5.3(f) shall not permit the Company Board of Directors to make a Company Change of Recommendation except to the extent permitted by Section 5.3(d) or Section 5.3(e).

(g) No Company Change of Recommendation shall relieve the Company from its obligations to submit the approval and adoption of this Agreement to a vote of its stockholders at the Company Special Meeting.

(h) References in this Section 5.3 to the “Company Board of Directors” shall mean the Company Board of Directors or, to the extent applicable, a duly authorized committee thereof.

Section 5.4 Solicitation by Parent.

(a) From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Parent agrees that it shall not (and shall not permit any Parent Subsidiary to), and that it shall cause its directors, officers and employees not to, and that it shall direct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a Parent Competing Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to Parent or any Parent Subsidiary in connection with a Parent Competing Proposal, (iii) engage in discussions with any Person with respect to any Parent Competing Proposal, (iv) except as required by the duties of the members of the Parent Board of Directors under applicable Law, waive, terminate, modify or release any Person (other than the Company and its affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation, (v) approve or recommend, or propose publicly to approve or recommend, any Parent Competing Proposal, (vi) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation, (vii) enter into any letter of intent or similar document relating to, or any agreement or commitment providing for, any Parent Competing Proposal (other than (x) an Acceptable Confidentiality Agreement in accordance with Section 5.4(b) or (y) in accordance with Section 8.1(j)), or (viii) resolve or agree to do any of the foregoing (any act described in clauses (v) and (vi) above, a “Parent Change of Recommendation”). Parent shall immediately cease, and cause its directors, officers and employees to cease, and shall direct and use its reasonable best efforts to cause its other Representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted heretofore with respect to any Parent Competing Proposal or potential Parent Competing Proposal. Parent shall promptly inform its Representatives of Parent’s obligations under this Section 5.4. For purposes of this Section 5.4, the term “Person” means any Person or “group,” as used in Section 13(d) of the Exchange Act, other than, with respect to Parent, the Company or any Company Subsidiaries. Notwithstanding anything to the contrary contained in this Agreement, Parent and the Parent Subsidiaries and Parent’s Representatives may in any event inform a Person that has made or, to the knowledge of Parent, is considering making a Parent Competing Proposal of the provisions of this Section 5.4.

(b) Notwithstanding the limitations set forth in Section 5.4(a), (X) if Parent receives, prior to the Parent Shareholder Issuance Approval being obtained, a bona fide, unsolicited, written Parent Competing Proposal, which the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal and financial advisors (i) constitutes a Parent Superior Proposal or (ii) would reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Parent Superior Proposal, or (Y) if required by Rule 20.2 of the Irish Takeover Rules, then, in any such event, Parent may take the following actions: (x) furnish nonpublic information to the Person making such Parent Competing Proposal, if, and only if, prior to so furnishing such information, Parent receives from such Person an executed Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person with respect to the Parent Competing Proposal.

(c) Parent shall notify the Company promptly (but in no event later than twenty-four (24) hours) after receipt of any Parent Competing Proposal, any initial proposals or inquiries that would reasonably be expected to lead to a Parent Competing Proposal, or any initial inquiry or request for nonpublic information relating to Parent or any Parent Subsidiary by any Person who has made or would reasonably be expected to make any Parent Competing Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Parent Competing Proposal, inquiry or request or with whom Parent is engaging in discussions or negotiations, and the material terms and conditions of any such proposal or offer and the nature of the information requested pursuant to such inquiry or request. In addition, Parent shall promptly (but in any event within twenty-four (24) hours) after the receipt thereof, provide to the Company copies of any written proposal, offer or draft agreement relating to a Parent Competing Proposal or potential Parent Competing Proposal which is received by Parent from any Person (or from any representatives, advisors or agents of such Person) making such Parent Competing Proposal or with whom discussions or negotiations would reasonably be expected to lead to a Parent Competing Proposal. Parent shall keep the Company reasonably informed of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Parent Competing Proposal or potential Parent Competing Proposal and keep the Company reasonably informed as to the nature of any information requested of Parent with respect thereto. Parent shall promptly (but in any event within twenty-four (24) hours) provide to the Company any material nonpublic information concerning Parent provided to any other Person in connection with any Parent Competing Proposal that was not previously provided to the Company. Parent shall not take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable Takeover Statute or otherwise cause such restrictions not to apply.

(d) Notwithstanding anything in this Section 5.4 or Section 5.5 to the contrary, at any time prior to the receipt of the Parent Shareholder Issuance Approval, the Parent Board of Directors may make a Parent Change of Recommendation (i) in response to a Parent Intervening Event, or (ii) following receipt of a bona fide, written Parent Competing Proposal, which the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal and financial advisors is a Parent Superior Proposal, if and only if, (x) in the case of clause (ii), such Parent Competing Proposal was received after the date hereof and did not result from a breach of the provisions of this Section 5.4 and (y) in the case of clauses (i) and (ii), the Parent Board of Directors has determined in good faith after consultation with Parent’s outside legal counsel that the failure to take such action would be inconsistent with the duties of the members of the Parent Board of Directors under applicable Law and Parent complies with Section 5.4(e).

(e) Prior to Parent taking any action permitted (i) under Section 5.4(d)(i), Parent shall provide the Company with three (3) business days’ prior written notice advising the Company it intends to effect a Parent Change of Recommendation and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable Parent Intervening Event), and during such three (3) business day period, Parent shall consider and negotiate in good faith any proposal by the Company to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Parent Change of Recommendation or (ii) under Section 5.4(d)(ii), Parent shall provide the Company with three (3) business days’ prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Parent Competing Proposal shall require a new notice and an additional two (2) business day period) advising the Company that the Parent Board of Directors intends to take such action and specifying the material terms and conditions of the Parent Competing Proposal, and during such three (3) business day period (or subsequent two (2) business day period), Parent shall consider and negotiate in good faith any proposal by the Company to amend the terms and conditions of this Agreement such that such Parent Competing Proposal would no longer constitute a Parent Superior Proposal. In the event Parent provides to the Company a notice contemplated by this Section 5.4(e), then, notwithstanding anything in the Confidentiality Agreement to the contrary, the term “Representatives” (as defined in the Confidentiality Agreement) shall thereafter be deemed to include financing sources of the Company.

(f) Nothing contained in this Agreement shall prohibit Parent or the Parent Board of Directors from (i) disclosing to Parent’s shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if the Parent Board of Directors has reasonably determined in good faith after consultation with Parent’s outside legal counsel that the failure to do so would be inconsistent with the duties of the members of the Parent Board of Directors under applicable Law; provided that this Section 5.4(f) shall not permit the Parent Board of Directors to make a Parent Change of Recommendation except to the extent permitted by Section 5.4(d) or Section 5.4(e).

(g) No Parent Change of Recommendation shall relieve Parent from its obligations to submit the issuance of Parent Shares in connection with the Merger to a vote of its shareholders at the Parent Special Meeting.

(h) References in this Section 5.4 to the “Parent Board of Directors” shall mean the Parent Board of Directors or, to the extent applicable, a duly authorized committee thereof.

Section 5.5 Preparation of the Form S-4 and the Joint Proxy Statement/Prospectus; Stockholders’ and Shareholders’ Meetings.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC, the Form S-4 with respect to the Parent Shares issuable in the Merger, which will include the Joint Proxy Statement/Prospectus with respect to the Company Special Meeting and Parent Special Meeting. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, (C) to include in the Form S-4 any information as is required to be included by the Irish Takeover Rules and (D) keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement/Prospectus. The Form S-4 and Joint Proxy Statement/Prospectus shall include all information reasonably requested by such other Party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement/Prospectus, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 received from the SEC and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Parent Shares in connection with the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Company Stockholder Approval or the Parent Shareholder Issuance Approval, any information relating to the Company or Parent, or any of their respective affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement/Prospectus or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the shareholders of Parent. Nothing in this Section 5.5(b) shall limit the obligations of any Party under Section 5.5(a). For purposes of this Section 5.5, any information concerning or related to the Company, its affiliates or the Company Special Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its affiliates or the Parent Special Meeting will be deemed to have been provided by Parent.

(c) As promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Company Special Meeting. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the stockholders of the Company entitled to vote at the Company Special Meeting and to hold the Company Special Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board of Directors, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Joint Proxy Statement/Prospectus and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except in each case to the extent that the Company Board of Directors shall have made a Company Change of Recommendation as permitted by Section 5.3. Notwithstanding the foregoing provisions of this Section 5.4(c), if, on a date for which the Company Special Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Special Meeting; provided that the Company Special Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Special Meeting was originally scheduled (other than any adjournments or postponements required by applicable Law, including adjournments or postponements to the extent reasonably necessary or advisable to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided or made available to the Company stockholders or to permit dissemination of information which is material to stockholders voting at the Company Special Meeting and to give the Company stockholders sufficient time to evaluate any such supplement or amendment or other information). Nothing contained in this Agreement shall be deemed to relieve the Company of its obligations to submit this Agreement to its stockholders for a vote on the approval and adoption thereof.

(d) As promptly as practicable following the date of this Agreement, Parent shall, in accordance with applicable Law and the Parent Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Parent Special Meeting. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the shareholders of Parent entitled to vote at the Parent Special Meeting and to hold the Parent Special Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall, through the Parent Board of Directors, recommend to its shareholders that they give the Parent Shareholder Approvals, include such recommendations in the Joint Proxy Statement/Prospectus, and solicit and use its reasonable best efforts to obtain the Parent Shareholder Approvals, except in each case to the extent that the Parent Board of Directors shall have made a Parent Change of Recommendation as permitted by Section 5.4. Notwithstanding the foregoing provisions of this Section 5.5(d), if, on a date for which the Parent Special Meeting is scheduled, Parent has not received proxies representing a sufficient number of Parent Shares to obtain the Parent Shareholder Issuance Approval, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Special Meeting; provided that the Parent Special Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Parent Special Meeting was originally scheduled (other than any adjournments or postponements required by applicable Law, including adjournments or postponements to the extent reasonably necessary or advisable to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided or made available to the Parent shareholders or to permit dissemination of information which is material to shareholders voting at the Parent Special Meeting and to give the Parent shareholders sufficient time to evaluate any such supplement or amendment or other information). Nothing contained in this Agreement shall be deemed to relieve Parent of its obligation to submit the issuance of Parent Shares in connection with the Merger to its shareholders for a vote on the approval thereof.

(e) The Company and Parent will use their respective reasonable best efforts to hold the Company Special Meeting and the Parent Special Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

Section 5.6 Consultation as to Certain Tax Matters.

(a) Prior to (a) consummating any transaction that (i) is described in clause (a), (b), (e), (g), (h), (i), (j) or (k) of Section 5.1(ii) and (ii) is not subject to Parent’s consent right provided in Section 5.1(ii) on the basis that such transaction involves solely the Company and one or more Company Subsidiaries or solely Company Subsidiaries, or (b) altering any intercompany arrangements or agreements or the ownership structure among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, in each case, other than in the ordinary course of business consistent with past practice, the Company shall consult with Parent reasonably prior to consummating any such transaction and shall not proceed with any such action or transaction described in clause (a) or (b) hereof without Parent’s consent (not to be unreasonably conditioned, withheld or delayed) if such action or transaction would, without taking into account any action or transaction entered into by Parent or any of its Subsidiaries (including, after the Effective Time, the Company or any of its Subsidiaries), reasonably be expected to have adverse Tax consequences that, individually or in the aggregate, are material to the Company and the Company Subsidiaries or, after the Effective Time, to Parent and the Parent Subsidiaries.

(b) Except as set forth in Section 5.6(b) of the Parent Disclosure Letter, prior to (a) consummating any transaction that (i) is described in clause (a), (b), (e), (g), (h), (i), (j) or (k) of Section 5.2(ii) and (ii) is not subject to the Company’s consent right provided in Section 5.2(ii) on the basis that such transaction involves solely Parent and one or more Parent Subsidiaries or solely Parent Subsidiaries, or (b) altering any intercompany arrangements or agreements or the ownership structure among Parent and its wholly-owned Subsidiaries or among Parent’s wholly-owned Subsidiaries, in each case, other than in the ordinary course of business consistent with past practice, Parent shall consult with the Company reasonably prior to consummating any such transaction and shall not proceed with any such action or transaction described in clause (a) or (b) hereof without the Company’s consent (not to be unreasonably conditioned, withheld or delayed) if such action or transaction would, without taking into account any action or transaction entered into by the Company or any of its Subsidiaries (including actions or transactions after the Effective Time), reasonably be expected to have adverse Tax consequences that, individually or in the aggregate, are material to Parent and the Parent Subsidiaries (including, after the Effective Time, the Company or any of its Subsidiaries).

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records (in each case, whether in physical or electronic form) and, during such period, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to, furnish reasonably promptly to the other Party any and all information (financial or otherwise) concerning its and its Subsidiaries’ business, properties and personnel as such other Party may reasonably request. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 6.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (B) the disclosure of which would violate any Law or duty (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty) or (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege); provided, however, that such access and information shall be disclosed or granted, as applicable, to external counsel for Parent to the extent reasonably required for the purpose of complying with applicable Antitrust Laws subject to prior execution of a common interest or joint defense agreement in customary form. Each of the Company and Parent will use commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

(b) Each of the Company and Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(c) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) of any legal proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction, (iii) in the case of Parent, of any notice or other communication received by Parent from any Person requisitioning the convening of a meeting of the holders of Parent Shares, (iv) in the case of the Company, of any notice or other communication received by the Company from any Person calling for a meeting of the holders of Company Shares, and (v) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.1(c) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VII or give rise to any right to terminate under Article VIII.

Section 6.2 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and make effective the Transactions, including the transactions set forth in Schedule 6.2(a) hereto (the “Restructuring Transactions”), as soon as practicable after the date hereof, including (i) preparing and filing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other Transactions (including those set forth in Section 6.2(a)(i) of the Company Disclosure Letter or Section 6.2(a)(i) of the Parent Disclosure Letter) and (ii) taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each Party agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable, and in any event within ten (10) business days after the execution of this Agreement (unless a later date is mutually agreed between the Parties). Each Party agrees to supply, as promptly as practicable and advisable, any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(b) Each of Parent and the Company shall, in connection with the efforts referenced in Section 6.2(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Transactions under the HSR Act, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, by promptly providing copies to the other Party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions; provided, however, that materials may be redacted (A) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements in effect as of the date hereof, and (C) as necessary to address reasonable privilege or confidentiality concerns; and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity, or, in connection with any proceeding by a private party, with any other Person (provided, however, that materials may be redacted (A) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements in effect as of the date hereof, and (C) as necessary to address reasonable privilege or confidentiality concerns), and to the extent permitted by the DOJ, the FTC or any other applicable Governmental Entity or other Person, give the other Party the opportunity to attend and participate in any in-person meetings with the DOJ, the FTC or any other Governmental Entity or other Person. In furtherance and not in limitation of the covenants of the Parties contained in Section 6.2(a) and this Section 6.2(b), each Party shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the Transactions under any Antitrust Law including agreeing to any terms, conditions or modifications (including Parent, the Company or any of their respective Subsidiaries having to cease operating, license, sell or otherwise dispose of any assets or businesses (including the requirement that any such assets or businesses be held separate)) with respect to obtaining the expiration or termination of any waiting period or any consents, permits, waivers, approvals, authorizations or orders in connection with the consummation of the Transactions; provided, however, neither the Company nor Parent shall be required to take, and neither the Company nor Parent shall take without prior written consent of the other Party, such actions under this Section 6.2(b) that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a Parent Material Adverse Effect or Company Material Adverse Effect, as applicable. Nothing in this Section 6.2(b) shall require Parent, the Company or their respective Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing. The Parties shall consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with proceedings under or relating to any Antitrust Law prior to their submission.

(c) Each of Parent and the Company shall use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all Governmental

Entities and other third parties necessary, proper or advisable for the consummation of the Transactions and to provide any notices to third parties required to be provided prior to the Effective Time; provided that, without the prior written consent of the other Party, neither Party shall incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain such consents or certificates. Each of Parent and the Company will reasonably cooperate with the other Party in connection with any debt financing or refinancing undertaken by the other Party in connection with the consummation of the Transactions, including the incurrence of (i) indebtedness to repay or refinance the Company’s and Parent’s credit facilities existing on the date hereof or (ii) indebtedness permitted to be incurred by the Company or Parent between the date hereof and the Effective Time under this Agreement.

Section 6.3 Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates, shall issue or cause the publication of any press release or other public announcement with respect to the Merger or this Agreement without the prior consent of the other Party, which consent shall not be unreasonably withheld or delayed, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Merger or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required by this Section 6.3 to provide any such review or comment to Parent in connection with the receipt and existence of a Company Competing Proposal or a Company Change of Recommendation and matters related thereto; provided further, however, that Parent shall not be required by this Section 6.3 to provide any such review or comment to the Company in connection with the receipt and existence of a Parent Competing Proposal or a Parent Change of Recommendation and matters related thereto; provided further that each Party and their respective affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 6.3.

Section 6.4 Directors’ and Officers’ Insurance and Indemnification. For not less than six (6) years from and after the Effective Time, Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless all individuals who at or prior to the Effective Time are past or present directors, officers or employees of the Company or the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law; provided such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer, director, employee or other fiduciary of the Company or any of the Company Subsidiaries or of any Person if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries, to the fullest extent permitted by Law or provided pursuant to the Company Governing Documents or the organizational documents of any Company Subsidiary or any indemnification agreements, if any, in existence on the date of this Agreement. The Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) or in any agreement shall survive the Merger and shall continue in full force and effect. For six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the provisions in (i) the Company Governing Documents and the organizational documents of any Company

Subsidiary and (ii) any other agreements of the Company and the Company Subsidiaries with any Indemnified Party, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions). Parent shall cause the Surviving Corporation to provide, for an aggregate period of not less than six (6) years from the Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement (it being understood that Parent shall nevertheless be obligated to provide as much coverage as may be obtained for such 300% amount); provided further that the Company may prior to the Effective Time substitute therefor a single premium tail coverage with respect to D&O Insurance with an annual cost not in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth (6th) anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 6.4, the provisions of this Section 6.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto. In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.4. The rights and obligations under this Section 6.4 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The provisions of this Section 6.4 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Section 6.5 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 6.6 Obligations of Merger Sub and the Surviving Corporation. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.7 Rule 16b-3. Prior to the Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions contemplated by this Agreement by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.8 Security Holder Litigation. Each Party shall provide the other Party prompt oral notice of any litigation brought by any stockholder or shareholder of that Party, as applicable, against such Party, any of its

Subsidiaries and/or any of their respective directors relating to the Merger, this Agreement or any of the Transactions. Unless (i) in the case of such litigation with respect to the Company, the Company Board of Directors has made or is considering making a Company Change of Recommendation or (ii) in the case of such litigation with respect to Parent, the Parent Board of Directors has made or is considering making a Parent Change of Recommendation, each Party shall give the other Party the opportunity to participate (at such other Party’s expense) in the defense or settlement of any such litigation, and no such settlement shall be agreed to without the other Party’s prior written consent, which consent shall not be unreasonably withheld or delayed, except that the other Party shall not be obligated to consent to any settlement which does not include a full release of such other Party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon Parent or any of its affiliates. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.9 and Section 5.1, Section 5.2 or Section 6.2, the provisions of this Section 6.9 shall control.

Section 6.9 Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NASDAQ and terminate its registration under the Exchange Act, provided that such delisting and termination shall not be effective until after the Effective Time.

Section 6.10 Director Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Section 6.11 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in the Merger to be approved for listing on the NYSE and/or the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

Section 6.12 Post-Merger Organizational Matters.

(a) Parent shall take all such actions as are necessary to ensure that, as of the Effective Time, the following individuals shall become officers of Parent from the Effective Time, serving in the respective offices set forth beside each individual’s name, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified:

Name	Position
James F. McCann	Chairman of the Board of Directors
John J. Haley	Chief Executive Officer
Dominic Casserley	President and Deputy Chief Executive Officer

(b) The Company and Parent shall cooperate and shall use reasonable best efforts to ensure that at the Effective Time, the principal executive offices of the businesses of Parent shall be based in London, England, and Arlington, Virginia.

(c) The Company and Parent shall cooperate and take all action as is necessary to cause, effective as of the Effective Time, the Parent Board of Directors to be comprised of six directors selected by the Company and identified in writing to Parent and six directors selected by Parent and identified in writing to the Company (for a total of twelve directors). The new members appointed to the Parent Board of Directors shall be ratified by the Nominating and Governance Committee of the Parent Board of Directors and the Parent Board of Directors in accordance with the Parent Governing Documents.

(d) The Company and Parent shall cooperate and, subject to receipt of the Parent Shareholder Name Change Approval, take all action as is necessary to cause the name of Parent to become “Willis Towers Watson public limited company”, effective as of the Effective Time (the “Parent Name Change”).

(e) The Company and Parent shall cooperate and shall use reasonable best efforts to cause the Parent Shares to be listed on the NASDAQ, effective and conditioned on the Closing Date.

Section 6.13 Tax Matters. Parent and the Company shall each execute and deliver tax representation letters to Weil, Gotshal & Manges LLP and to Gibson, Dunn & Crutcher LLP substantially in the form set forth on Section 6.13 of the Parent Disclosure Letter and Section 6.13 of the Company Disclosure Letter, respectively, in connection with the delivery of the tax opinions described in Section 7.2(c) and Section 7.3(c). In rendering such opinions, each of such counsel shall be entitled to rely on representations and assumptions, including the tax representation letters referred to in this Section 6.13. The Parties shall cooperate and use reasonable best efforts to obtain the opinions of Weil, Gotshal & Manges LLP and Gibson, Dunn & Crutcher LLP described in Section 7.2(c) and Section 7.3(c).

Section 6.14 Pre-Merger Special Dividend. As promptly as practicable following the satisfaction of the conditions set forth in Section 7.1, Section 7.2 and Section 7.3 (other than (a) those conditions that by their nature are to be satisfied by actions taken at the Closing but which conditions would be satisfied (including the delivery of officers’ certificates without qualifications or exceptions) if such date were the Closing Date and (b) the contemplated payment of the Pre-Merger Special Dividend), the Company Board of Directors shall, subject to applicable Law and the Company Certificate and the Company Bylaws, declare a special cash dividend in an amount equal to $4.87 per share of Company Common Stock (subject to customary adjustments for any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event following the date of this Agreement) (any such dividend, the “Pre-Merger Special Dividend”), and set the record date and payment date for such Pre-Merger Special Dividend; provided that each of the record date and payment date for such Pre-Merger Special Dividend shall be two (2) business days immediately prior to the Closing Date.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Shareholder Approval. Each of the Company Stockholder Approval and the Parent Shareholder Issuance Approval shall have been obtained;

(b) Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened;

(c) Adverse Laws or Orders. No Adverse Law or Order shall have occurred;

(d) Regulatory Approvals. (i) Any applicable waiting period (or extension thereof) relating to the Merger under the HSR Act shall have expired or been terminated and (ii) all consents of, or filings with, Governmental Entities set forth in Section 7.1(d)(ii) of the Company Disclosure Letter and Section 7.1(d)(ii) of the Parent Disclosure Letter shall have been obtained and shall be in full force and effect at the Closing and any applicable waiting period with respect thereto shall have expired or been terminated, as the case may be;

(e) Listing. The Parent Shares to be issued in the Merger shall have been approved for listing on the NYSE and/or the NASDAQ, subject to official notice of issuance; and

(f) Parent Status. Parent shall not, as a result of any adoption, implementation, promulgation, repeal, modification, amendment, or change of any applicable Law of or by any Governmental Entity following the date hereof and prior to the Closing Date, be treated as a domestic corporation for U.S. federal income tax purposes as of or after the Closing Date.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.2(a), and Section 3.10(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that (A) representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date and (B) the last sentence of the first paragraph of Article III shall not apply) except for breaches of representations and warranties which are de minimis in the aggregate; (ii) the representations and warranties of the Company set forth in Section 3.1(a), Section 3.2(c), Section 3.2(d), Section 3.3(a), Section 3.19 and Section 3.22 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that (A) representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date and (B) the last sentence of the first paragraph of Article III shall not apply); and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that (A) representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date and (B) the last sentence of the first paragraph of Article III shall not apply), except, in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect;

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect;

(c) Parent Tax Opinion. Parent will have received from Weil, Gotshal and Manges LLP, counsel to Parent, an opinion, dated as of the Closing Date, to the effect that Section 7874 of the Code, the regulations promulgated thereunder, or official interpretation thereof as set forth in published guidance by the IRS should not apply in such a manner so as to cause the Company or any Company Subsidiary to be treated as an “expatriated entity” within the meaning of Section 7874(a)(2) of the Code as a result of the Transactions (it being understood that in rendering such opinion, Weil, Gotshal & Manges LLP may rely upon representations and assumptions, including the applicable tax representation letters referred to in Section 6.13); and

(d) No Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.2(a), and Section 4.10(a) shall be true and correct in all respects as of the date of this

Agreement and as of the Closing as though made on and as of the Closing (except that (A) representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date and (B) the last sentence of the first paragraph of Article IV shall not apply), except for breaches of representations and warranties which are de minimis in the aggregate; (ii) the representations and warranties of Parent and Merger Sub set forth in Section 4.1(a), Section 4.2(c), Section 4.2(d), Section 4.3(a), Section 4.19 and Section 4.22 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that (A) representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date and (B) the last sentence of the first paragraph of Article IV shall not apply) and (iii) each of the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that (A) representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date and (B) the last sentence of the first paragraph of Article IV shall not apply), except, in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to the foregoing effect;

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to such effect; and

(c) Company Tax Opinion. The Company will have received from Gibson, Dunn & Crutcher LLP, counsel to the Company, an opinion, dated as of the Closing Date, to the effect that Section 7874 of the Code, the regulations promulgated thereunder, or official interpretation thereof as set forth in published guidance by the IRS should not apply in such a manner so as to cause the Company or any Company Subsidiary to be treated as an “expatriated entity” within the meaning of Section 7874(a)(2) of the Code as a result of the Transactions (it being understood that in rendering such opinion, Gibson, Dunn & Crutcher LLP may rely upon representations and assumptions, including the applicable tax representation letters referred to in Section 6.13); and

(d) No Material Adverse Effect. Since the date of this Agreement, no Parent Material Adverse Effect shall have occurred; and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to the foregoing effect.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Stockholder Approval or the Parent Shareholder Issuance Approval, if applicable) as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, prior to the Effective Time, if there has been a breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any representation, warranty, covenant or agreement set forth in this Agreement (other than Sections 5.3 and 5.4), which breach would result in the conditions in Article VII not being satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party or (ii) three (3) business days before the Outside Date); provided, however, this Agreement may not be terminated pursuant to this Section 8.1(b) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

(c) by either Parent or the Company, if the Effective Time shall not have occurred by midnight, Eastern Time, at the end of the day on March 31, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the Effective Time not occurring prior to the Outside Date;

(d) by Parent, if, prior to receipt of the Company Stockholder Approval, (i) the Company Board of Directors shall have effected a Company Change of Recommendation or (ii) the Company shall have materially breached Section 5.3;

(e) by the Company, if, prior to receipt of the Parent Shareholder Issuance Approval, (i) the Parent Board of Directors shall have effected a Parent Change of Recommendation or (ii) Parent shall have materially breached Section 5.4;

(f) by either the Company or Parent if a Governmental Entity of competent jurisdiction, that is within a jurisdiction that is material to the business and operations of the Company and Parent, taken together, shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger;

(g) by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained at the Company Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

(h) by either Parent or the Company, if the Parent Shareholder Issuance Approval shall not have been obtained at the Parent Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

(i) by the Company, if, at any time prior to the receipt of the Company Stockholder Approval, the Company Board of Directors shall have (i) effected a Company Change of Recommendation in accordance with Section 5.3(d)(ii) in order to accept a Company Superior Proposal, (ii) entered into a definitive agreement with respect to such Company Superior Proposal concurrently with the termination of this Agreement in accordance with this Section 8.1(i) and (iii) paid the Company Termination Fee to Parent in accordance with Section 8.2(b)(iii); or

(j) by Parent, if, at any time prior to the receipt of the Parent Shareholder Issuance Approval, the Parent Board of Directors shall have (i) effected a Parent Change of Recommendation in accordance with Section 5.4(d)(ii) in order to accept a Parent Superior Proposal, (ii) entered into a definitive agreement with respect to such Parent Superior Proposal concurrently with the termination of this Agreement in accordance with this Section 8.1(j) and (iii) paid the Parent Termination Fee to the Company in accordance with Section 8.2(c)(iii).

Section 8.2 Effect of Termination.

(a) In the event of the valid termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, this Section 8.2 and Section 9.3 through Section 9.13 shall survive such termination; provided, however, that (i) nothing herein shall relieve any Party from liability for fraud or a Willful Breach of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination and (ii) in the case of any damages sought by the Company from Parent or Merger Sub pursuant to clause (i), such damages may be based on the consideration that would have otherwise been payable to the stockholders and equity award holders of the Company pursuant to this Agreement, or based on loss of market value or price of the Company Shares and implied value of any equity awards.

(b) Company Termination Fee.

(i) If either the Company or Parent terminates this Agreement pursuant to Section 8.1(g) or Parent terminates this Agreement pursuant to Section 8.1(b) due to a breach by the Company, within three (3) business days after such termination the Company shall pay or cause to be paid to Parent any and all out-of-pocket fees and expenses (including fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants and other Representatives), but excluding any VAT for which Parent (or any member of a VAT Group of which Parent is a member) is entitled to a refund, repayment or credit from any relevant tax authority, actually incurred by or on behalf of Parent in connection with the authorization, preparation, negotiation, execution or performance of this Agreement and the Transactions (the “Parent Expenses”), in an aggregate amount not to exceed $45,000,000 in cash; provided that the payment by the Company of the Parent Expenses pursuant to this Section 8.2(b)(i) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 8.2(b) except to the extent indicated in such section, and (ii) shall not relieve the Company from any liability for damages resulting from a Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud. To the extent a Company Termination Fee becomes payable, any payment previously made pursuant to this Section 8.2(b)(i) shall be credited against such obligation of the Company to pay the Company Termination Fee.

(ii) If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(c) or Section 8.1(g) or Parent terminates this Agreement pursuant to Section 8.1(b) due to a breach by the Company (provided that such breach occurred following a Company Competing Proposal received after the date hereof), (B) after the date hereof a Company Competing Proposal shall have been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Company Special Meeting, and (C)(1) any Company Competing Proposal is consummated within twelve (12) months of such termination or (2) the Company enters into a definitive agreement providing for a Company Competing Proposal within twelve (12) months of such termination and such Company Competing Proposal is consummated, within one (1) business day after the date any such Company Competing Proposal is consummated, the Company shall pay or cause to be paid to Parent a fee of $255,000,000 in cash (the “Company Termination Fee”). Solely for purposes of this Section 8.2(b)(ii), the term “Company Competing Proposal” shall have the meaning assigned to such term in Section 9.5, except that all references to “20%” therein shall be deemed to be references to “50%”.

(iii) If the Company terminates this Agreement pursuant to Section 8.1(i), concurrently with, and as a condition to, such termination, the Company shall pay or cause to be paid to Parent the Company Termination Fee.

(iv) If Parent terminates this Agreement pursuant to Section 8.1(d), within three (3) business days after such termination, the Company shall pay or cause to be paid to Parent the Company Termination Fee.

(v) In the event any amount is payable by the Company pursuant to the preceding clauses (i), (ii), (iii) or (iv), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay the Company Termination Fee on more than one occasion.

(vi) The Company confirms that it is established outside of the European Union for VAT purposes.

(c) Parent Termination Fee.

(i) If either Parent or the Company terminates this Agreement pursuant to Section 8.1(h) or the Company terminates this Agreement pursuant to Section 8.1(b) due to a breach by Parent, within three (3) business days after such termination Parent shall pay or cause to be paid to the Company any and all out-of-pocket fees and expenses (including fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants and other Representatives) actually incurred by or on behalf of the Company in connection with the authorization, preparation, negotiation, execution or performance of this Agreement and the Transactions (the “Company Expenses”), in an aggregate amount not to exceed $45,000,000 in cash; provided that the payment by Parent of the Company Expenses pursuant to this Section 8.2(c)(i) shall not relieve Parent of any subsequent obligation to pay the Parent Termination Fee pursuant to Section 8.2(c) except to the extent indicated in such section, and (ii) shall not relieve Parent from any liability for damages resulting from a Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud. To the extent a Parent Termination Fee becomes payable, any payment previously made pursuant to this Section 8.2(c)(i) shall be credited against such obligation of Parent to pay the Parent Termination Fee.

(ii) If (A) the Company or Parent terminates this Agreement pursuant to Section 8.1(c) or Section 8.1(h) or the Company terminates this Agreement pursuant to Section 8.1(b) due to a breach by Parent (provided that such breach occurred following a Parent Competing Proposal received after the date hereof), (B) after the date hereof a Parent Competing Proposal shall have been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Parent Special Meeting, and (C)(1) any Parent Competing Proposal is consummated within twelve (12) months of such termination or (2) Parent enters into a definitive agreement providing for a Parent Competing Proposal within twelve (12) months of such termination and such Parent Competing Proposal is consummated, within one (1) business day after the date any such Parent Competing Proposal is consummated, Parent shall pay or cause to be paid to the Company a fee of $255,000,000 in cash (the “Parent Termination Fee”). Solely for purposes of this Section 8.2(c)(ii), the term “Parent Competing Proposal” shall have the meaning assigned to such term in Section 9.5, except that all references to “20%” therein shall be deemed to be references to “50%”.

(iii) If Parent terminates this Agreement pursuant to Section 8.1(j), concurrently with, and as a condition to, such termination, Parent shall pay or cause to be paid to the Company the Parent Termination Fee.

(iv) If the Company terminates this Agreement pursuant to Section 8.1(e), within three (3) business days after such termination, Parent shall pay or cause to be paid to the Company the Parent Termination Fee.

(v) In the event any amount is payable pursuant to the preceding clauses (i), (ii), (iii) or (iv), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. For the avoidance of doubt, in no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion.

(d) Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. In addition, if the Company or Parent, as applicable, shall fail to pay any amounts due pursuant to Section 8.2(b) or Section 8.2(c), as applicable, and, in order to obtain such payment, the Company or Parent, as applicable, commences a suit that results in a judgment against the other Party for the amounts set forth in this Section 8.2, the Company or Parent, as applicable shall also pay to the other Party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 8.2 from the date such payment was required to be made until the date of payment at the prime lending rate as published The Wall Street Journal in effect on the date such payment was required to be made. Payment by the Company of the Company Termination Fee or payment by Parent of the Parent Termination Fee, as applicable, shall not relieve the Company or Parent, as applicable, from any liability or damage resulting from a Willful Breach of any of its representations, warranties, covenants or agreement set forth in this Agreement or fraud; provided that, notwithstanding the foregoing, (A) if Parent accepts payment of the Company Termination Fee in connection with a termination pursuant to Section 8.1(d)(ii), none of the Company, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, shareholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, and (B) if the Company accepts payment of the Parent Termination Fee in connection with a termination pursuant to Section 8.1(e)(ii), none of the Parent, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, shareholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. Notwithstanding anything to the contrary, nothing in this Agreement (including Section 8.2(a) and this Section 8.2(d)) shall in any way limit the provisions of Section 9.14.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Stockholder Approval or the Parent Shareholder Issuance Approval, as applicable, by written agreement of the Parties (by action taken by their respective boards of directors); provided, however, that after the approval and adoption of this Agreement by the stockholders of the Company or the issuance of Parent Shares in connection with the Merger by the shareholders of Parent, as applicable, no amendment shall be made which by Law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent or Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of any of Parent, Merger Sub or the Company, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Parent or the Company contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of Parent, Merger Sub or the Company, as applicable, contained herein. Any agreement on the part of a Parent, Merger Sub or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent, Merger Sub or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 9.2 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 9.3 Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, except that Parent and the Company shall share equally all Expenses incurred in connection with printing, filing and mailing the Joint Proxy Statement/Prospectus and Form S-4, and all SEC and other regulatory filing fees incurred in connection with the Joint Proxy Statement/Prospectus and Form S-4.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Merger Sub, to:

Willis Group Holdings plc
One World Financial Center
200 Liberty Street
New York, NY 10281
Attention:	Matthew S. Furman
Facsimile:	(212) 519-5475
E-mail: matt.furman@willis.com

with a copy to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention:	Michael J. Aiello
Matthew J. Gilroy
Facsimile:	(212) 310-8007

and

if to the Company, to:

Towers Watson & Co.
901 N. Glebe Rd
Arlington, VA 22203-1853
Attention:	Kirkland L. Hicks
Facsimile:	(703) 258-7498
E-mail: kirkland.hicks@towerswatson.com

with a copy to:

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Attention:	Stephen I. Glover
Eduardo Gallardo
Facsimile:	(202) 530-9598
(212) 351-5245

Section 9.5 Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company or Parent, as applicable, than those contained in the Confidentiality Agreement (excluding any standstill provisions contained therein).

“Adverse Law or Order” means (i) any statute, rule or regulation (other than any Antitrust Law) shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger or the declaration or payment of the Pre-Merger Special Dividend, or (ii) there shall be in effect any order or injunction of a court of competent jurisdiction preventing the consummation of the Merger or the declaration or payment of the Pre-Merger Special Dividend.

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

“Bribery Legislation” means all and any of the following if and as they may be applicable to the Company, Parent and/or their respective Subsidiaries by their terms: the United States Foreign Corrupt Practices Act of 1977; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which Parent or the Company operates.

“business days” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any regulations promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the Amended and Restated Bylaws of the Company in effect on the date hereof.

“Company Certificate” means the Second Amended and Restated Certificate of Incorporation of the Company in effect on the date hereof.

“Company Competing Proposal” means any proposal or offer made by a Person or group (other than a proposal or offer by Parent or any of the Parent Subsidiaries) at any time which is structured to permit such Person or group to acquire (whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions) ownership of (i) assets or businesses of the Company and the Company Subsidiaries that generate at least twenty percent (20%) or more of the net revenues or net income (for the 12-month period ending on the last day of the Company’s most recently completed fiscal quarter) or that represent at least twenty percent (20%) of the total assets (based on fair market value) of the Company and the Company Subsidiaries taken as a whole or (ii) at least twenty percent (20%) of any class of capital stock, other equity securities or voting power of the Company, in each case other than the Merger.

“Company Equity Plans” means the Watson Wyatt 2000 Long-Term Incentive Plan, Watson Wyatt & Company Holdings Incentive Compensation Plan, Towers Watson & Co. 2009 Long Term Incentive Plan, Extend Health, Inc. 2007 Equity Incentive Plan, Liazon Corporation 2008 Stock Option Plan, and Liazon Corporation 2011 Equity Incentive Plan.

“Company ESPP” means the Company’s Employee Stock Purchase Plan.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company Intervening Event” means a material Effect that (a) was not known to the Company Board of Directors, or the material consequences of which (based on facts known to members of the Company Board of Directors as of the date of this Agreement) were not reasonably foreseeable, as of the date of this Agreement, (b) becomes known by the Company Board of Directors prior to the receipt of the Company Stockholder

Approval and (c) that does not relate to any Company Competing Proposal; provided, however, that in no event shall any change in (i) Parent Shares prices, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event), or (ii) conditions (or changes therein) in any industry or industries in which Parent operates (to the extent that such conditions (or changes therein) do not disproportionately impact Parent relative to other companies operating in such industry or industries), be deemed to contribute to or otherwise be taken into account in determining whether there has been a Company Intervening Event.

“Company Material Adverse Effect” means any Effect that, (i) individually or in the aggregate, has a material adverse effect on the condition (financial or otherwise), business or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions to the extent that such Effects do not disproportionately impact the Company relative to other companies operating in the industry or industries in which the Company operates, (b) conditions (or changes therein) in any industry or industries in which the Company operates to the extent that such Effects do not disproportionately impact the Company relative to other companies operating in such industry or industries, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, to the extent that such Effects do not disproportionately impact the Company relative to other companies operating in the industry or industries in which the Company operates, (d) any change in GAAP or interpretation thereof to the extent that such Effects do not disproportionately impact the Company relative to other companies operating in the industry or industries in which the Company operates, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity to the extent that such Effects do not disproportionately impact the Company relative to other companies operating in the industry or industries in which the Company operates, (f) the execution and delivery of this Agreement or the consummation of the Transactions, or any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement, (provided, however, that the exceptions in this clause (f) shall not apply to the Company’s representations and warranties in Section 3.3(c) or Section 3.9(d), or Section 3.15(b) or, to the extent related thereto, Section 7.2(a)), (g) changes in the Company Common Stock price, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (h) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (i) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, to the extent that such Effects do not disproportionately impact the Company relative to other companies operating in the industry or industries in which the Company operates, (j) the public announcement of this Agreement or the Transactions, (k) any matters expressly set forth in the Company Disclosure Letter, (l) the departure or threatened departure of, or adverse change or threatened adverse change in, the relationship of the Company or any of Company Subsidiaries with its employees, customers or suppliers, (m) any action or failure to take any action that is consented to or requested by Parent in writing or (n) any reduction in the credit rating of the Company or the Company Subsidiaries, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account) or (ii) prevents or materially delays the Company from performing its material obligations under this Agreement or consummation of the Transactions.

“Company Special Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding Company Common Stock entitled to vote upon the approval and adoption of this Agreement at the Company Special Meeting.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Superior Proposal” means a bona fide proposal or offer constituting a Company Competing Proposal (with references to 20% being deemed to be replaced with references to 50%), which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors to be (a) more favorable to the stockholders of the Company from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise)) and (b) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal or offer.

“Confidentiality Agreement” means the Confidentiality Agreement, dated March 19, 2015, between Parent and the Company, as the same may be amended from time to time.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect; provided, however, that Contracts shall not include any Company Benefit Plan or Parent Benefit Plan.

“DSOS” means the Secretary of State of the State of Delaware.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“Environmental Liability” means any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are: (a) related to the environment (including on-site or off-site contamination by Hazardous Substances of surface or subsurface soil or water), and (b) based upon (i) any provision of Environmental Laws or (ii) any order, consent, decree, writ, injunction or judgment issued or otherwise imposed by any Governmental Entity and includes: fines, penalties, judgments, awards, settlements, losses, damages, costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental matters; defense and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental matters; and financial responsibility for (x) clean-up costs and injunctive relief, including any Removal, Remedial or Response actions, and (y) compliance or remedial measures under other Environmental Laws.

“Environmental Permits” means any permit, license, authorization or approval required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business (whether or not incorporated) that, together with, any other entity, trade or business is treated as a single employer under Section 414 of the Code.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus, the solicitation of equityholders and equityholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity.

“Governmental Entity” means (a) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization, or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition, and, for the avoidance of doubt, includes the Irish Takeover Panel.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured and (b) any guarantee (other than customary non-recourse carve-out or “badboy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property” means all rights, title and interest in or relating to all intellectual property protected, created or arising under the laws of the U.S. or any foreign jurisdiction, including: (a) patents and patent applications and any other governmental grant for the protection of inventions or industrial designs, (b) trademarks, service marks, trade dress, logos, brand names, trade names and corporate names, and other source or business identifiers, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights, whether registered or unregistered, and any registrations, renewals, recordations, and applications for registration thereof, (d) trade secrets and confidential or proprietary information, including know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, techniques, protocols, business plans, specifications, research and development information, technology, and business plans to the extent protected as trade secrets or otherwise non-public (collectively “Trade Secrets”), (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases), and (f) domain name registrations.

“Irish Takeover Rules” means the Irish Takeover Panel Act, 1997, Takeover Rules, 2013.

“IRS” means the U.S. Internal Revenue Service.

“knowledge” will be deemed to be, as the case may be, the actual knowledge after reasonable inquiry of (a) the Persons listed in Section 9.5 of the Parent Disclosure Letter with respect to Parent or Merger Sub, or (b) the Persons listed in Section 9.5 of the Company Disclosure Letter with respect to the Company.

“Law” means any statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law, as in effect now or hereafter.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“NASDAQ” means the NASDAQ Global Market.

“NYSE” means the New York Stock Exchange.

“Parent Competing Proposal” means any proposal or offer made by a Person or group (other than a proposal or offer by the Company or any of the Company Subsidiaries) at any time which is structured to permit such Person or group to acquire (whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions) ownership of (i) assets or businesses of Parent and the Parent Subsidiaries that generate at least twenty percent (20%) or more of the net revenues or net income (for the 12-month period ending on the last day of Parent’s most recently completed fiscal quarter) or that represent at least twenty percent (20%) of the total assets (based on fair market value) of Parent and the Parent Subsidiaries taken as a whole or (ii) at least twenty percent (20%) of any class of capital stock, other equity securities or voting power of Parent, in each case other than the Merger.

“Parent Equity Award” means any equity award granted under a Parent Equity Plan that is or may be paid or settled in Parent Shares.

“Parent Equity Plans” means the Parent’s 2012 Equity Incentive Plan, Parent’s 2008 Share Purchase and Option Plan, Parent’s 2001 Share Purchase and Option Plan, the Hilb Rogal & Hobbs Company 2007 Share Incentive Plan and the Hilb Rogal & Hobbs Company 2000 Share Incentive Plan.

“Parent ESPP” means the Parent’s 2010 North American Employee Stock Purchase Plan.

“Parent Governing Documents” means the Parent Constitution in effect on the date hereof.

“Parent Intervening Event” means a material Effect that (a) was not known to the Parent Board of Directors, or the material consequences of which (based on facts known to members of the Parent Board of Directors as of the date of this Agreement) were not reasonably foreseeable, as of the date of this Agreement, (b) becomes known by the Parent Board of Directors prior to the receipt of the Parent Shareholder Issuance Approval and (c) that does not relate to any Parent Competing Proposal; provided, however, that in no event shall any change in (i) the Company Common Stock price, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such change may be taken into account in determining whether there has been a Parent

Intervening Event), or (ii) conditions (or changes therein) in any industry or industries in which Company operates (to the extent that such conditions (or changes therein) do not disproportionately impact the Company relative to other companies operating in such industry or industries), be deemed to contribute to or otherwise be taken into account in determining whether there has been a Parent Intervening Event.

“Parent Material Adverse Effect” means any Effect that, (i) individually or in the aggregate, has a material adverse effect on the condition (financial or otherwise), business or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions to the extent that such Effects do not disproportionately impact Parent relative to other companies operating in the industry or industries in which Parent operates, (b) conditions (or changes therein) in any industry or industries in which Parent operates to the extent that such Effects do not disproportionately impact Parent relative to other companies operating in such industry or industries, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, to the extent that such Effects do not disproportionately impact Parent relative to other companies operating in the industry or industries in which Parent operates, (d) any change in GAAP or interpretation thereof to the extent that such Effects do not disproportionately impact Parent relative to other companies operating in the industry or industries in which Parent operates, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity to the extent that such Effects do not disproportionately impact Parent relative to other companies operating in the industry or industries in which Parent operates, (f) the execution and delivery of this Agreement or the consummation of the Transactions, or any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement (provided, however, that the exceptions in this clause (f) shall not apply to Parent’s representations and warranties in Section 4.3(c), Section 4.9(d) or Section 4.15(b) or, to the extent related thereto, Section 7.3(a)), (g) changes in the Parent Shares price, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (h) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (i) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, to the extent that such Effects do not disproportionately impact Parent relative to other companies operating in the industry or industries in which Parent operates, (j) the public announcement of this Agreement or the Transactions, (k) any matters expressly set forth in the Parent Disclosure Letter, (l) the departure or threatened departure of, or adverse change or threatened adverse change in, the relationship of Parent or any of Parent Subsidiaries with its employees, customers or suppliers, (m) any action or failure to take any action that is consented to or requested by the Company in writing or (n) any reduction in the credit rating of Parent or the Parent Subsidiaries, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account) or (ii) prevents or materially delays Parent from performing its material obligations under this Agreement or consummation of the Transactions.

“Parent Shareholder Approvals” means the Parent Shareholder Issuance Approval, the Parent Shareholder Name Change Approval and the Parent Shareholder Consolidation Approval.

“Parent Shareholder Consolidation Approval” means the affirmative vote of the holders of a majority of the votes cast by holders of outstanding Parent Shares on the proposal to approve the Consolidation at the Parent Special Meeting. For the avoidance of doubt, the approval of the Consolidation at the Parent Special Meeting shall not be a condition to the consummation of the Merger.

“Parent Shareholder Issuance Approval” means the approval by holders of Parent Shares representing a majority of the votes cast at the Parent Special Meeting in favor of the issuance of the aggregate Merger Consideration pursuant to the Merger; provided that the total votes cast on such proposal represent over 50% of the Parent Shares entitled to vote on such proposal.

“Parent Shareholder Name Change Approval” means the affirmative vote of the holders of at least seventy-five percent (75%) of the votes cast by holders of outstanding Parent Shares on the proposal to approve the Parent Name Change at the Parent Special Meeting. For the avoidance of doubt, the approval of the Parent Name Change at the Parent Special Meeting shall not be a condition to the consummation of the Merger.

“Parent Special Meeting” means the meeting of the holders of Parent Shares for the purpose of seeking the Parent Shareholder Approvals, including any postponement or adjournment thereof.

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Parent Superior Proposal” means a bona fide proposal or offer constituting a Parent Competing Proposal (with references to 20% being deemed to be replaced with references to 50%), which the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal and financial advisors to be (a) more favorable to the shareholders of Parent from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and this Agreement (including any changes to the terms of this Agreement proposed by the Company in response to such offer or otherwise)) and (b) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal or offer.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Information” shall mean all information from or about an individual person which is used or intended to be used by the Company or any Company Subsidiaries or Parent or any Parent Subsidiaries, as applicable, to identify, contact or precisely locate the individual.

“RCRA” means the Resource Conservation and Recovery Act, as amended, and any regulations promulgated thereunder.

“Removal, Remedial or Response” actions include the types of activities covered by CERCLA, RCRA, and other comparable Environmental Laws, and whether such activities are those which might be taken by a Governmental Entity or those which a Governmental Entity or any other Person might seek to require of waste generators, handlers, distributors, processors, users, storers, treaters, owners, operators, transporters, recyclers, reusers, disposers, or other Persons under “removal,” “remedial,” or other “response” actions.

“Representatives” means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent or the Company, as applicable, and its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Significant Subsidiary” means any Subsidiary of the Company or Parent, as applicable, that is material or constitutes a “significant subsidiary” of the Company or Parent, as applicable, within the meaning of Rule 1-02 of Regulation S-X promulgated under the Securities Act.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity or domestic or foreign taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, escheat, unclaimed property, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“VAT” means any Tax imposed by any member state of the European Community in conformity with the Directive of the Council of the European Union on the common system of value added tax (2006/112/EC) and any tax similar or replacing the same.

“VAT Group” means a “group” as defined in Section 15 of the Value Added Tax Consolidation Act 2010 and any similar VAT grouping arrangement in any other jurisdiction.

“Willful Breach” means a deliberate act or failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching this Agreement was the conscious object of the act or failure to act.

Section 9.6 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble
“Book-Entry Shares”	Section 2.2(b)
“Certificate of Merger”	Section 1.3
“Certificates”	Section 2.2(b)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“COBRA”	Section 3.9(c)
“Company”	Preamble
“Company Benefit Plan”	Section 3.9(a)
“Company Board of Directors”	Recitals

“Company Board Recommendation”	Recitals
“Company Capitalization Date”	Section 3.2(a)
“Company Change of Recommendation”	Section 5.3(a)
“Company Common Stock”	Recitals
“Company Disclosure Letter”	Article III
“Company Equity Awards”	Section 2.3(e)
“Company Expenses”	Section 8.2(c)(i)
“Company Foreign Benefit Plan”	Section 3.9(g)
“Company Leased Real Property”	Section 3.17(b)
“Company Material Contracts”	Section 3.20(a)
“Company Owned Real Property”	Section 3.17(a)
“Company Permits”	Section 3.7(b)
“Company Permitted Lien”	Section 3.17(a)
“Company Preferred Stock”	Section 3.2(a)
“Company PVRSU Award”	Section 2.3(c)
“Company Regulatory Permits”	Section 3.13(a)
“Company RSU Award”	Section 2.3(b)
“Company SEC Documents”	Section 3.4(a)
“Company Shares”	Recitals
“Company Single Employer Plan”	Section 3.9(d)
“Company Stock Option”	Section 2.3(a)(i)
“Company Termination Fee”	Section 8.2(b)(ii)
“Consolidation”	Recitals
“Current Offering Period”	Section 2.3(d)
“D&O Insurance”	Section 6.4
“DGCL”	Recitals
“Dissenting Shares”	Section 2.6
“DOJ”	Section 6.2(b)
“Effective Time”	Section 1.3
“Exchange Agent”	Section 2.2(a)
“Exchange Fund”	Section 2.2(a)
“Exchange Ratio”	Section 2.1(a)
“Form S-4”	Section 3.12
“Fractional Share Consideration”	Section 2.1(a)
“FTC”	Section 6.2(b)
“GAAP”	Section 3.4(b)
“Indemnified Parties”	Section 6.4
“Joint Proxy Statement/Prospectus”	Section 3.12
“Merger”	Recitals
“Merger Consideration”	Section 2.1(a)
“Merger Sub”	Preamble
“Outside Date”	Section 8.1(c)
“Parent”	Preamble
“Parent Benefit Plan”	Section 4.9(a)
“Parent Board of Directors”	Recitals
“Parent Board Recommendation”	Recitals
“Parent Capitalization Date”	Section 4.2(a)
“Parent Change of Recommendation”	Section 5.4(a)
“Parent Constitution”	Section 4.1(a)
“Parent Disclosure Letter”	Article IV
“Parent Equity Plans”	Section 4.2(a)
“Parent Euro Ordinary Shares”	Section 4.2(a)

“Parent Expenses”	Section 8.2(b)(i)
“Parent Foreign Benefit Plan”	Section 4.9(g)
“Parent Leased Real Property”	Section 4.17(b)
“Parent Material Contracts”	Section 4.20(a)
“Parent Name Change”	Section 6.12(d)
“Parent Owned Real Property”	Section 4.17(a)
“Parent Permits”	Section 4.7(b)
“Parent Permitted Lien”	Section 4.17(a)
“Parent Preferred Shares”	Section 4.2(a)
“Parent PVRSU Award”	Section 2.3(c)
“Parent Regulatory Permits”	Section 4.13(a)
“Parent RSU Award”	Section 2.3(b)
“Parent SEC Documents”	Section 4.4(a)
“Parent Share Option”	Section 2.3(a)(i)
“Parent Shares”	Section 4.2(a)
“Parent Single Employer Plan”	Section 4.9(d)
“Parent Termination Fee”	Section 8.2(c)(ii)
“Party”	Preamble
“PBGC”	Section 3.9(d)
“Pre-Merger Special Dividend”	Section 6.14
“Registered Company IP”	Section 3.16(a)
“Registered Parent IP”	Section 4.16(a)
“Restructuring Transactions”	Section 6.2(a)
“Sarbanes-Oxley Act”	Section 3.5
“Surviving Corporation”	Section 1.1
“Transactions”	Recitals
“Voting Agreement”	Recitals

Section 9.7 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.8 Counterparts. This Agreement may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

Section 9.9 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, the Parties shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 6.4, no provision of this Agreement (including Section 8.2(a) and including the Company Disclosure Letter and the Parent Disclosure Letter) or the Confidentiality Agreement is intended to confer upon any Person other than the Parties any rights or remedies hereunder; provided that nothing in this Section 9.9(b) shall limit the right of the Company to seek damages as contemplated by Section 8.2(a). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.1 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.

Section 9.11 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction.

(b) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(a) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

Section 9.12 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER, AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.14 Enforcement; Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Article VIII, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

(c) The Parties’ rights in this Section 9.14 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.14 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.14, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

WILLIS GROUP HOLDINGS PUBLIC LIMITED COMPANY

By:	/s/ Dominic Casserley
	Name:	Dominic Casserley
	Title:	Chief Executive Officer

CITADEL MERGER SUB, INC.

By:	/s/ Richard Heading
	Name:	Richard Heading
	Title:	President

TOWERS WATSON & CO.

By:	/s/ John J. Haley
	Name:	John J. Haley
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A-1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TOWERS WATSON & CO.

[●]

FIRST: The name of the corporation is Towers Watson & Co. (the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent for service of process of the Corporation at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any and all lawful acts or activities for which corporations may be organized under the General Corporation Law of the State of Delaware, as from time to time amended.

FOURTH: The total number of shares of capital stock that the Corporation shall have authority to issue is 1,000, all of which shares shall be designated as Common Stock having a par value of $0.01 per share.

FIFTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this Certificate of Incorporation, bylaws of the Corporation may be adopted, amended or repealed by a majority of the board of directors of the Corporation (the “Board of Directors”), but any bylaws adopted by the Board of Directors may be amended or repealed by the stockholders entitled to vote thereon. Election of directors need not be by written ballot.

SIXTH: In addition to the powers and authority herein before or by statute expressly conferred upon them, the Board of Directors is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the General Corporation Law of the State of Delaware, this Certificate of Incorporation, and the bylaws of the Corporation.

SEVENTH: A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Exhibit A-2

AMENDED AND RESTATED BYLAWS

OF

TOWERS WATSON & CO.

(a Delaware corporation)

ARTICLE I

Stockholders

SECTION 1. Annual Meetings. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting may be held each year at such date and time, within or without the State of Delaware, as the Board of Directors shall determine.

SECTION 2. Special Meetings. Special meetings of stockholders for the transaction of such business as may properly come before the meeting may be called by order of the Board of Directors or by stockholders holding together at least a majority of all the shares of the Corporation entitled to vote at the meeting, and shall be held at such date and time, within or without the State of Delaware, as may be specified by such order. Whenever the directors shall fail to fix such place, the meeting shall be held at the principal executive office of the Corporation.

SECTION 3. Notice of Meetings. Written notice of all meetings of the stockholders, stating the place (if any), date and hour of the meeting, the place within the city or other municipality or community at which the list of stockholders may be examined, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, shall be mailed or delivered to each stockholder not less than 1 nor more than 60 days prior to the meeting. Notice of any special meeting shall state in general terms the purpose or purposes for which the meeting is to be held.

SECTION 4. Stockholder Lists. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least five days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

SECTION 5. Quorum. Except as otherwise provided by law or the Corporation’s Certificate of Incorporation, a quorum for the transaction of business at any meeting of stockholders shall consist of the holders of record of a majority of the issued and outstanding shares of the capital stock of the Corporation entitled to vote at the meeting, present in person or by proxy. At all meetings of the stockholders at which a quorum is present, all matters, except as otherwise provided by law or the Certificate of Incorporation, shall be decided by the vote of the holders of a majority of the shares entitled to vote thereat present in person or by proxy. If there be no such quorum, the holders of a majority of such shares so present or represented may adjourn the meeting from time to time, without further notice, until a quorum shall have been obtained. When a quorum is once present it is not broken by the subsequent withdrawal of any stockholder.

SECTION 6. Organization. Meetings of stockholders shall be presided over by the Lead Director, if any, or if none or in the Lead Director’s absence, the Chairman, if any, or if none or in the Chairman’s absence the

President, or, if none of the foregoing is present, by a chairman to be chosen by the stockholders entitled to vote who are present in person or by proxy at the meeting. The Secretary of the Corporation, or in the Secretary’s absence an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the presiding officer of the meeting shall appoint any person present to act as secretary of the meeting.

SECTION 7. Voting; Proxies; Required Vote.

(a) At each meeting of stockholders, every stockholder shall be entitled to vote in person or by proxy appointed by instrument in writing, subscribed by such stockholder or by such stockholder’s duly authorized attorney-in-fact (but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period), and, unless the Certificate of Incorporation provides otherwise, shall have one vote for each share of stock entitled to vote registered in the name of such stockholder on the books of the Corporation on the applicable record date fixed pursuant to these Bylaws. At all elections of directors the voting may but need not be by ballot and a plurality of the votes cast there shall elect. Except as otherwise required by law or the Certificate of Incorporation, any other action shall be authorized by the vote of the majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

(b) Any action required or permitted to be taken at any meeting of stockholders may, except as otherwise required by law or the Certificate of Incorporation, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of record of the issued and outstanding capital stock of the Corporation having not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and the writing or writings are filed with the permanent records of the Corporation. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

SECTION 8. Inspectors. The Board of Directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not so appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, and the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by such inspector or inspectors and execute a certificate of any fact found by such inspector or inspectors.

ARTICLE II

Board of Directors

SECTION 1. General Powers. The business, property and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors.

SECTION 2. Qualification; Number; Term; Remuneration.

(a) Each director shall be at least 18 years of age. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware. The number of directors constituting the entire Board of Directors shall be [●], or such larger number as may be fixed from time to time by the Board of Directors, one of whom may be selected by the Board of Directors to be its Lead Director. The use of the phrase “entire Board of Directors” herein refers to the total number of directors which the Corporation would have if there were no vacancies.

(b) Directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal.

(c) Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

SECTION 3. Quorum and Manner of Voting. Except as otherwise provided by law or any agreement among the stockholders of the Corporation, a majority of the directors shall constitute a quorum. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting from time to time to another time and place without notice. Except as provided by any agreement among the stockholders of the Corporation, a vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 4. Places of Meetings. Meetings of the Board of Directors may be held at any place within or without the State of Delaware, as may from time to time be fixed by resolution of the Board of Directors, or as may be specified in the notice of meeting.

SECTION 5. Annual Meeting. Following the annual meeting of stockholders, the newly elected Board of Directors shall meet for the purpose of the election of officers and the transaction of such other business as may properly come before the meeting. Such meeting may be held without notice immediately after the annual meeting of stockholders at the same place at which such stockholders’ meeting is held.

SECTION 6. Regular Meetings. Regular meetings of the Board of Directors shall be held at such times and places as the Board of Directors shall determine from time to time. Notice need not be given of regular meetings of the Board of Directors held at times and places fixed by resolution of the Board of Directors.

SECTION 7. Special Meetings. Subject to the terms of any agreement among the stockholders of the Corporation, special meetings of the Board of Directors shall be held whenever called by the Lead Director of the Board of Directors, the Chairman, the President, or by a majority of the directors then in office.

SECTION 8. Notice of Meetings. A notice of the place, date and time and the purpose or purposes of each meeting of the Board of Directors shall be given to each director not less than 24 hours before the day of the meeting by mail, telephone, facsimile, e-mail or by personal delivery.

SECTION 9. Meetings by Means of Conference Telephone. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communication equipment by means of which all person participating in the meeting can hear each other, and such participation in a meeting pursuant to this Section 9 shall constitute presence at such meeting.

SECTION 10. Organization. At all meetings of the Board of Directors, the Lead Director, if any, or if none or in the Lead Director’s absence or inability to act the Chairman, or in the Chairman’s absence or inability to act the President, or in the President’s absence or inability to act any Vice-President who is a member of the Board of Directors, or in such Vice-President’s absence or inability to act a chairman chosen by the directors, shall preside. The Secretary of the Corporation shall act as secretary at all meetings of the Board of Directors when present, and, in the Secretary’s absence, the presiding officer may appoint any person to act as secretary.

SECTION 11. Resignation; Removal. Any director may resign at any time upon written notice to the Corporation and such resignation shall take effect upon receipt thereof by the President or Secretary, unless otherwise specified in the resignation. Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares of stock outstanding and entitled to vote for the election of directors.

SECTION 12. Vacancies. Unless otherwise provided in these Bylaws, vacancies on the Board of Directors, whether caused by resignation, death, disqualification, removal, an increase in the authorized number of directors or otherwise, may be filled by the affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director, or at a special meeting of the stockholders, by the holders of shares entitled to vote for the election of directors.

SECTION 13. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all the directors consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors.

ARTICLE III

Committees

SECTION 1. Appointment. From time to time the Board of Directors by a resolution adopted by a majority of the entire Board may appoint any committee or committees for any purpose or purposes, to the extent lawful, which shall have powers as shall be determined and specified by the Board of Directors in the resolution of appointment.

SECTION 2. Procedures, Quorum and Manner of Acting. Each committee shall fix its own rules of procedure, and shall meet where and as provided by such rules or by resolution of the Board of Directors. Except as otherwise provided by law, the presence of a majority of the then appointed members of a committee shall constitute a quorum for the transaction of business by that committee, and in every case where a quorum is present the affirmative vote of a majority of the members of the committee present shall be the act of the committee. Each committee shall keep minutes of its proceedings, and actions taken by a committee shall be reported to the Board of Directors.

SECTION 3. Action by Written Consent. Any action required or permitted to be taken at any meeting of any committee of the Board of Directors may be taken without a meeting if all the members of the committee consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the committee.

SECTION 4. Term; Termination. In the event any person shall cease to be a director of the Corporation, such person shall simultaneously therewith cease to be a member of any committee appointed by the Board of Directors.

ARTICLE IV

Officers

SECTION 1. Election and Qualifications. The Board of Directors shall elect the officers of the Corporation, which shall include a President and a Secretary, and may include, by election or appointment, a Treasurer, one or more Vice-Presidents (any one or more of whom may be given an additional designation of rank or function), and such Assistant Secretaries, such Assistant Treasurers and such other officers as the Board may from time to time deem proper. Each officer shall have such powers and duties as may be prescribed by these Bylaws and as may be assigned by the Board of Directors or the President. Any two or more offices may be held by the same person except the offices of President and Secretary.

SECTION 2. Term of Office and Remuneration. The term of office of all officers shall be one year and until their respective successors have been elected and qualified, but any officer may be removed from office, either with or without cause, at any time by the Board of Directors. Any vacancy in any office arising from any cause may be filled for the unexpired portion of the term by the Board of Directors. The remuneration of all officers of the Corporation may be fixed by the Board of Directors or in such manner as the Board of Directors shall provide.

SECTION 3. Resignation; Removal. Any officer may resign at any time upon written notice to the Corporation and such resignation shall take effect upon receipt thereof by the President or Secretary, unless otherwise specified in the resignation. Any officer shall be subject to removal, with or without cause, at any time by vote of a majority of the entire Board.

SECTION 4. Lead Director of the Board. The Lead Director of the Board of Directors, if there be one, shall preside at all meetings of the Board of Directors and shall have such other powers and duties as may from time to time be assigned by the Board of Directors.

SECTION 5. Chairman of the Board. The Chairman of the Board of Directors shall have such powers and duties as may from time to time be assigned by the Board of Directors.

SECTION 6. President. The President shall have such duties as customarily pertain to that office and shall have such other powers and duties as may from time to time be assigned by the Board of Directors. The President may appoint and remove assistant officers and other agents and employees; and may execute and deliver in the name of the Corporation powers of attorney, contracts, bonds and other obligations and instruments.

SECTION 7. Vice-President. A Vice-President may execute and deliver in the name of the Corporation contracts and other obligations and instruments pertaining to the regular course of the duties of said office, and shall have such other authority as from time to time may be assigned by the Board of Directors or the President.

SECTION 8. Treasurer. The Treasurer shall in general have all duties incident to the position of Treasurer and such other duties as may be assigned by the Board of Directors or the President.

SECTION 9. Secretary. The Secretary shall in general have all the duties incident to the office of Secretary and such other duties as may be assigned by the Board of Directors or the President.

SECTION 10. Assistant Officers. Any assistant officer shall have such powers and duties of the officer such assistant officer assists as such officer or the Board of Directors shall from time to time prescribe.

ARTICLE V

Books and Records

SECTION 1. Location. The books and records of the Corporation may be kept at such place or places within or outside the State of Delaware as the Board of Directors or the respective officers in charge thereof may from time to time determine. The record books containing the names and addresses of all stockholders, the number and class of shares of stock held by each and the dates when they respectively became the owners of record thereof shall be kept by the Secretary as prescribed in the Bylaws and by such officer or agent as shall be designated by the Board of Directors.

SECTION 2. Addresses of Stockholders. Notices of meetings and all other corporate notices may be delivered personally or mailed to each stockholder at the stockholder’s address as it appears on the records of the Corporation.

SECTION 3. Fixing Date for Determination of Stockholders of Record.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than 60 nor less than 1 day before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and if no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by this article, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted and if no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE VI

Certificates Representing Stock

SECTION 1. Certificates; Signatures. The shares of the Corporation shall be represented by certificates or all of such shares shall be uncertificated shares that may be evidenced by a book entry system maintained by the Corporation, or a combination of both. If share shares are represented by certificates, such certificates shall be in the form approved by the Board of Directors. The certificates representing shares shall be signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the President or any Vice-President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, representing the number of shares registered in certificate form. Any and all signatures on any such certificate may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. The name of the holder of record of the shares represented thereby, with the number of such shares and the date of issue, shall be entered on the books of the Corporation.

The Board of Directors shall have power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the Corporation.

SECTION 2. Transfers of Stock. Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, shares of capital stock shall be transferable on the books of the Corporation only by the holder of record thereof in person, or by duly authorized attorney, upon surrender and cancellation of certificates for a like number of shares, properly endorsed, and the payment of all taxes due thereon.

SECTION 3. Fractional Shares. The Corporation may, but shall not be required to, issue certificates for fractions of a share where necessary to effect authorized transactions, or the Corporation may pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or it may issue scrip in registered or bearer form over the manual or facsimile signature of an officer of the Corporation or of its agent, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a stockholder except as therein provided.

SECTION 4. Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in place of any certificate, theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Board of Directors may require the owner of any lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate.

ARTICLE VII

Dividends

Subject always to the provisions of law and the Certificate of Incorporation, the Board of Directors shall have full power to determine whether any, and, if any, what part of any, funds legally available for the payment of dividends shall be declared as dividends and paid to stockholders; the division of the whole or any part of such funds of the Corporation shall rest wholly within the lawful discretion of the Board of Directors, and it shall not be required at any time, against such discretion, to divide or pay any part of such funds among or to the stockholders as dividends or otherwise; and before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, thinks proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interest of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE VIII

Ratification

Any transaction, questioned in any law suit on the ground of lack of authority, defective or irregular execution, adverse interest of director, officer or stockholder, non-disclosure, miscomputation, or the application of improper principles or practices of accounting, may be ratified before or after judgment, by the Board of Directors or by the stockholders, and if so ratified shall have the same force and effect as if the questioned transaction had been originally duly authorized. Such ratification shall be binding upon the Corporation and its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.

ARTICLE IX

Corporate Seal

The corporation may have a corporate seal. The corporate seal shall have inscribed thereon the name of the Corporation and the year of its incorporation, and shall be in such form and contain such other words and/or figures as the Board of Directors shall determine. The corporate seal may be used by printing, engraving, lithographing, stamping or otherwise making, placing or affixing, or causing to be printed, engraved, lithographed, stamped or otherwise made, placed or affixed, upon any paper or document, by any process whatsoever, an impression, facsimile or other reproduction of said corporate seal.

ARTICLE X

Fiscal Year

The fiscal year of the Corporation shall be fixed, and shall be subject to change, by the Board of Directors. Unless otherwise fixed by the Board of Directors, the fiscal year of the Corporation shall end on December 31.

ARTICLE XI

Waiver of Notice

Whenever notice is required to be given by these Bylaws or by the Certificate of Incorporation or by law, a written waiver thereof, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to notice.

ARTICLE XII

Bank Accounts, Drafts, Contracts, Etc.

SECTION 1. Bank Accounts and Drafts. In addition to such bank accounts as may be authorized by the Board of Directors, the primary financial officer or any person designated by said primary financial officer, whether or not an employee of the Corporation, may authorize such bank accounts to be opened or maintained in the name and on behalf of the Corporation as he may deem necessary or appropriate, payments from such bank accounts to be made upon and according to the check of the Corporation in accordance with the written instructions of said primary financial officer, or other person so designated by the Treasurer.

SECTION 2. Contracts. The Board of Directors may authorize any person or persons, in the name and on behalf of the Corporation, to enter into or execute and deliver any and all deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances.

SECTION 3. Proxies; Powers of Attorney; Other Instruments. The Chairman, the President or any other person designated by either of them shall have the power and authority to execute and deliver proxies, powers of attorney and other instruments on behalf of the Corporation in connection with the rights and powers incident to the ownership of stock by the Corporation. The Chairman, the President or any other person authorized by proxy or power of attorney executed and delivered by either of them on behalf of the Corporation may attend and vote at any meeting of stockholders of any company in which the Corporation may hold stock, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock at any such meeting, or otherwise as specified in the proxy or power of attorney so authorizing any such person. The Board of Directors, from time to time, may confer like powers upon any other person.

SECTION 4. Financial Reports. The Board of Directors may appoint the primary financial officer or other fiscal officer and/or the Secretary or any other officer to cause to be prepared and furnished to stockholders entitled thereto any special financial notice and/or financial statement, as the case may be, which may be required by any provision of law.

ARTICLE XIII

Indemnification

SECTION 1. Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article XIII, the Corporation shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the commencement of such proceeding (or part thereof) by such person was authorized in the specific case by the Board of Directors of the Corporation.

SECTION 2. Prepayment of Expenses. The Corporation shall pay the expenses (including attorneys’ fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this Article XIII or otherwise.

SECTION 3. Claims. If a claim for indemnification or payment of expenses under this Article XIII is not paid in full within 60 days after a written claim therefor has been received by the Corporation, the claimant shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the claimant shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

SECTION 4. Non-Exclusivity of Rights. The rights conferred on any person by this Article VII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

SECTION 5. Other Indemnification. The Corporation’s obligation, if any, to indemnify or to advance expenses to any director or officer who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

SECTION 6. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article XIII shall not adversely affect any right or protection hereunder of any director or officer in respect of any act or omission occurring prior to the time of such repeal or modification.

SECTION 7. Other Indemnification and Advancement of Expenses. This Article XIII shall not limit the right of the Corporation to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than directors and officers when and as authorized by appropriate corporate action.

ARTICLE XIV

Amendments

The Board of Directors shall have power to adopt, amend or repeal Bylaws. Bylaws adopted by the Board of Directors may be repealed or changed, and new Bylaws made, by the stockholders, and the stockholders may prescribe that any Bylaw made by them shall not be altered, amended or repealed by the Board of Directors.

Annex B

PERELLA WEINBERG PARTNERS

767 FIFTH AVENUE

PHONE: 212-287-3200

FAX: 212 287-3201

June 29, 2015

The Board of Directors

Willis Group Holdings plc

One World Financial Center

200 Liberty Street

New York, NY 10281

Members of the Board of Directors:

We understand that the Board of Directors of Willis Group Holdings plc an Irish public limited company (“Parent”), is considering a transaction whereby Parent will combine with Towers Watson & Co., a Delaware corporation (the “Company”) by means of a merger involving the Company and Citadel Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to a proposed Agreement and Plan of Merger (such Agreement and Plan of Merger, in the form of the draft referenced in numbered subparagraph 10 below, being referred to herein as the “Merger Agreement”), among Parent, Merger Sub and the Company, Merger Sub will merge with and into the Company (the “Merger”) and as a result thereof, among other things, (a) the Company will become a subsidiary of Parent, and (b) each share of the Company’s common stock, par value $0.01 per share (the “Company Shares”), issued and outstanding immediately prior to the effective time of the Merger, other than Excluded Shares (as defined below), will be converted into the right to receive 2.6490 validly issued, fully-paid and non-assessable ordinary shares, $0.000115 nominal value per share (“Parent Shares”), of Parent (the “Exchange Ratio”). Immediately prior to the Merger, the Company will pay to the holders of the Company Shares a special dividend in an amount equal to $4.87 per share in cash. As used herein, Excluded Shares mean Dissenting Shares (as defined in the Merger Agreement) and Company Shares held by Parent, Merger Sub or the Company immediately prior to the effective time of the Merger. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

The Board of Directors of the Company has requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to Parent.

For purposes of the opinion set forth herein, we have, among other things:

www.pwpartners.com

Partners have limited liability status

2

1.	reviewed certain publicly available financial statements and other business and financial information with respect to the Company and Parent, including research analyst reports;

2.	reviewed certain non-public internal financial statements, analyses and forecasts, and other financial data relating to the business of the Parent prepared and furnished to us by Parent’s management (the “Parent Forecasts”);

3.	reviewed certain non-public internal financial statements, analyses and forecasts, and other financial data relating to the business of the Company prepared and furnished to us by the Company’s management (the “Company Forecasts”);

4.	reviewed certain estimates of cost savings and strategic, financial and operational synergies anticipated to result from the Merger (collectively, the “Anticipated Synergies”) and the amounts, timing and achievability of such Anticipated Synergies, prepared and furnished to us by Parent’s management;

5.	discussed the past and current business, operations, financial condition and prospects of the Company and Parent, including the Anticipated Synergies, with the Company’s management and Parent’s management;

6.	reviewed the pro forma financial impact of, among other things, the Merger on the future financial performance of Parent;

7.	compared the financial performance of the Company and Parent with that of certain publicly-traded companies which we believe to be generally relevant;

8.	reviewed the historical trading prices for the Company Shares and Parent Shares, and compared such prices of the Company Shares and Parent Shares with those of securities of certain publicly-traded companies which we believe to be generally relevant;

9.	reviewed the draft of the Merger Agreement labeled “GDC Draft of 6/27/15”; and

10.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further assumed, with your consent, that all of the information furnished by the Company or Parent for purposes of our analysis is accurate and does not contain any material omissions or misstatements of material fact. With respect to the Company Forecasts, we have been advised by the management of the Company, and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to future financial performance of the Company and the other matters covered thereby, and we

www.pwpartners.com

Partners have limited liability status

3

express no view as to the assumptions on which they are based. With respect to the Parent Forecasts, we have been advised by the management of Parent, and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Parent as to future financial performance of Parent and the other matters covered thereby, and we express no view as to the assumptions on which they are based. We have assumed, with your consent, that the Anticipated Synergies and potential strategic, financial and operational implications and benefits thereof (including the amount, timing and achievability thereof) anticipated by Parent’s management to result from the Merger will be realized in the amounts and at the times projected by Parent’s management, and we express no view as to the assumptions on which they are based. We have relied without independent verification upon the assessment of the Company’s management and Parent’s management of the timing and risks associated with the integration of the Company and Parent. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Parent, nor have we been furnished with any such valuations or appraisals. In addition, we have not evaluated the solvency of any party to the Merger Agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters. In arriving at our opinion, we have also assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without material modification (including, without limitation, modification of the Exchange Ratio or the form or structure of the transaction) or amendment, without waiver of any of its covenants or conditions, or without delay, and that the final executed Merger Agreement will not differ in any respect material to our analysis from the draft Merger Agreement reviewed by us. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Merger. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Exchange Ratio to Parent. We have not been asked to offer, and we do not offer, any opinion as to any other term of the Merger Agreement or the form or structure of the Merger or the likely timeframe in which the Merger will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand Parent has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of Parent to enter into the Merger or the relative merits of the Merger as compared with any other strategic alternative which may be available to Parent. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to any business combination or other extraordinary transaction involving Parent.

www.pwpartners.com

Partners have limited liability status

4

We have acted as a financial advisor to the Board of Directors of Parent in connection with the Merger and will be entitled to receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which shall be payable only if the Merger is consummated. In addition, Parent has agreed to reimburse our expenses and indemnify us for certain liabilities and other items arising out of our engagement. During the two year period prior to the date hereof, Perella Weinberg Partners LP and its corporate advisory affiliates have represented Parent and its subsidiaries on various financial advisory matters for which they have received compensation. During such two year period, no material relationship existed between Perella Weinberg Partners LP and its affiliates and the Company pursuant to which compensation was received by Perella Weinberg Partners LP or its affiliates. Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to the Company or Parent or their respective affiliates for which they would expect to receive compensation. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion is for the information and assistance of the Board of Directors of Parent acting in its capacity as such in connection with the Board of Directors’ evaluation of, the Merger and may not be reproduced, disseminated, quoted from or referred to, in whole or in part, without our written consent. This opinion is not intended to be and does not constitute a recommendation to any holder of Parent Shares as to how to vote or otherwise act with respect to the proposed Merger or any other matter. This opinion does not in any manner address the prices at which the Company Shares or Parent Shares will trade at any time. In addition, we express no opinion as to the fairness of the Merger to, or any consideration received in connection with the Merger by, the holders of any class of securities, creditors or other constituencies of Parent. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, on the date hereof, the Exchange Ratio is fair, from a financial point of view, to Parent.

Very truly yours,

PERELLA WEINBERG PARTNERS LP

www.pwpartners.com

Partners have limited liability status

Annex C

[LETTERHEAD OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED]

June 29, 2015

The Board of Directors

Towers Watson & Co.

901 N. Glebe Road

Arlington, Virginia 22203

The Board of Directors:

We understand that Towers Watson & Co., a Delaware corporation (“Towers”), proposes to enter into an Agreement and Plan of Merger (the “Agreement”) among Willis Group Holdings plc, an Irish public limited company (“Willis”), Citadel Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Willis (“Merger Sub”), and Towers, pursuant to which, among other things, Merger Sub will be merged with and into Towers (the “Merger”) and each outstanding share of Class A common stock, par value $0.01 per share, of Towers (“Towers Common Stock”) will be converted into the right to receive 2.6490 (the “Exchange Ratio”) ordinary shares, $0.000115 nominal value per share, of Willis (“Willis Ordinary Shares”).

We further understand that the Agreement provides for, among other things, (i) prior to the closing date of the Merger, a pro rata payment of a special cash dividend in respect of the outstanding shares of Towers Common Stock in the amount of $4.87 per share (the “Pre-Merger Special Dividend”) and (ii) following the closing date of the Merger, a consolidation of Willis Ordinary Shares pursuant to which every 2.6490 issued and unissued Willis Ordinary Shares will be consolidated into one ordinary share, nominal value $0.000115 per share, of Willis (“Willis Consolidated Ordinary Shares” and, such consolidation, the “Consolidation” and, together with the Pre-Merger Special Dividend and certain restructuring and other transactions contemplated by the Agreement (other than the Merger), the “Related Transactions”). The terms and conditions of the Merger and the Related Transactions are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Towers Common Stock of the Exchange Ratio provided for in the Merger (after giving effect to the Pre-Merger Special Dividend).

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Towers and Willis;

(ii)

reviewed certain internal financial and operating information with respect to the businesses, operations and prospects of Towers furnished to or discussed with us by the management of Towers, including certain financial forecasts relating to Towers prepared by the management of Towers (such forecasts, the “Towers Forecasts”);

(iii)

reviewed certain internal financial and operating information with respect to the businesses, operations and prospects of Willis furnished to or discussed with us by the management of Willis, including certain financial forecasts relating to Willis prepared by the management of Willis (such forecasts, the “Willis Forecasts”);

(iv)

reviewed certain estimates as to the amount and timing of cost savings and tax benefits, net of the costs to achieve such cost savings (collectively, the “Synergies”), anticipated by the managements of Towers and Willis to result from the Merger and the Related Transactions;

(v)

discussed the past and current businesses, operations, financial condition and prospects of Towers with members of the senior management of Towers, and discussed the past and current businesses, operations, financial condition and prospects of Willis with members of the senior managements of Towers and Willis;

The Board of Directors

Towers Watson & Co.

(vi)

reviewed the potential pro forma financial impact of the Merger and the Related Transactions on the future financial performance of Willis, including the potential effects on Willis’ estimated earnings per share and potential effects relative to Towers’ standalone estimated earnings per share, based on the Towers Forecasts and the Willis Forecasts and after taking into account the Synergies;

(vii)	reviewed the trading history for Towers Common Stock and Willis Ordinary Shares and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(viii)	compared certain financial and stock market information of Towers and Willis with similar information of other companies we deemed relevant;

(ix)	reviewed the relative contributions of Towers and Willis to certain financial metrics of the pro forma combined company based on the Towers Forecasts and the Willis Forecasts;

(x)	reviewed a draft, dated June 29, 2015, of the Agreement (the “Draft Agreement”); and

(xi)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Towers and Willis that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Towers Forecasts and the Synergies, we have been advised by Towers, and we have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Towers as to the future financial performance of Towers, such Synergies and the other matters covered thereby. We also have relied, at the direction of Towers, on the assessments of the managements of Towers and Willis as to the ability of the combined company to achieve the Synergies and we have assumed, at the direction of Towers, that such Synergies will be realized in the amounts and at the times projected. With respect to the Willis Forecasts, we have been advised by Willis, and we have assumed, with the consent of Towers, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Willis as to the future financial performance of Willis. We further have relied, at the direction of Towers, on the assessments of the managements of Towers and Willis as to, among other things, (i) the Related Transactions, including with respect to the timing thereof and financial and other terms involved, (ii) the potential impact on Towers and Willis of market and other trends in and prospects for the industries in which Towers and Willis operate and governmental, regulatory and legislative matters relating to or affecting Towers and Willis, (iii) existing and future relationships, agreements and arrangements with, and the ability to retain, key managers, associates, clients and other commercial relationships of Towers and Willis and (iv) the ability to integrate the businesses and operations of Towers and Willis. We have assumed, with the consent of Towers, that there will be no developments with respect to any such matters that would have an adverse effect on Towers, Willis, the Merger or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Towers, Willis or any other entity, nor have we made any physical inspection of the properties or assets of Towers, Willis or any other entity. We have not evaluated the solvency or fair value of Towers, Willis or any other entity under any state, federal, provincial or other laws relating to bankruptcy, insolvency or similar matters. We are not actuaries and our services did not include any actuarial determination

The Board of Directors

Towers Watson & Co.

or evaluation by us or any attempt to evaluate actuarial assumptions or allowances for losses with respect thereto and, accordingly, we have made no analysis of, and express no opinion as to, the adequacy of reserves for losses or other matters. We have assumed, at the direction of Towers, that the Merger (including full payment of the Pre-Merger Special Dividend) will be consummated in accordance with the terms of the Agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger or the Related Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Towers, Willis, the Merger or the Related Transactions (including the contemplated benefits thereof). We also have assumed, at the direction of Towers, that the Merger will constitute a “qualified stock purchase” of Towers within the meaning of Section 338(d)(3) of the Internal Revenue Code of 1986, as amended. We further have assumed, at the direction of Towers, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Merger (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, of the Related Transactions, or any terms, aspects or implications of any intercompany loans or any voting or other agreement, arrangement or understanding entered into in connection with or related to the Merger, the Related Transactions or otherwise. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Towers. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio (after giving effect to the Pre-Merger Special Dividend) to holders of Towers Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Exchange Ratio or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Merger or the Pre-Merger Special Dividend in comparison to other strategies or transactions that might be available to Towers or in which Towers might engage or as to the underlying business decision of Towers to proceed with or effect the Merger or the Pre-Merger Special Dividend. We are not expressing any opinion as to what the value of Willis Ordinary Shares or Willis Consolidated Ordinary Shares actually will be when issued or the prices at which Towers Common Stock, Willis Ordinary Shares or Willis Consolidated Ordinary Shares will trade at any time, including following announcement or consummation of the Merger. We further are not expressing any view or opinion with respect to, and we have relied with the consent of Towers upon the assessments of Towers’ representatives regarding, legal, regulatory, accounting, tax and similar matters relating to Towers, Willis, the Merger and the Related Transactions (including the contemplated benefits thereof) as to which we understand that Towers obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger, the Related Transactions or any other matter.

We have acted as financial advisor to Towers in connection with the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and the principal portion of which is contingent upon consummation of the Merger. In addition, Towers has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and

The Board of Directors

Towers Watson & Co.

financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Towers, Willis and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Towers and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Towers in connection with a divestiture transaction, (ii) having acted or acting as administrative agent and joint lead arranger for, and as a lender (including a swing line lender and letter of credit lender) under, certain credit facilities of Towers, and (iii) having provided or providing certain treasury and trade management services and products to Towers and certain of its affiliates. In addition, certain of our affiliates maintain significant commercial (including vendor) relationships with Towers.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Willis and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as a co-manager on a debt offering by an affiliate of Willis, (ii) having acted or acting as a lender to Willis and certain of its affiliates, and (iii) having provided or providing certain treasury and trade management services and products to Willis and certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Towers (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have experienced volatility and we express no opinion or view as to any potential effects of such volatility on Towers, Willis, the Merger or the Related Transactions (including the contemplated benefits thereof). It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Merger (after giving effect to the Pre-Merger Special Dividend) is fair, from a financial point of view, to the holders of Towers Common Stock.

Very truly yours,

/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

MERRILL LYNCH, PIERCE, FENNER & SMITH

                                    INCORPORATED

Annex D

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable,

Annex D

with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated

Annex D

by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing

Annex D

appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex E

Annex E—List of Relevant Territories for the purposes of Irish Dividend Withholding Tax

1. Albania	37. Luxembourg
2. Armenia	38. Macedonia
3. Australia	39. Malaysia
4. Austria	40. Malta
5. Bahrain	41. Mexico
6. Belarus	42. Moldova
7. Belgium	43. Montenegro
8. Bosnia & Herzegovina	44. Morocco
9. Botswana	45. Netherlands
10. Bulgaria	46. New Zealand
11. Canada	47. Norway
12. Chile	48. Pakistan
13. China	49. Panama
14. Croatia	50. Poland
15. Cyprus	51. Portugal
16. Czech Republic	52. Qatar
17. Denmark	53. Romania
18. Egypt	54. Russia
19. Estonia	55. Saudi Arabia
20. Ethiopia	56. Serbia
21. Finland	57. Singapore
22. France	58. Slovak Republic
23. Georgia	59. Slovenia
24. Germany	60. South Africa
25. Greece	61. Spain
26. Hong Kong	62. Sweden
27. Hungary	63. Switzerland
28. Iceland	64. Thailand
29. India	65. Turkey
30. Israel	66. Ukraine
31. Italy	67. United Arab Emirates
32. Japan	68. United Kingdom
33. Korea	69. USA
34. Kuwait	70. Uzbekistan
35. Latvia	71. Vietnam
36. Lithuania	72. Zambia

E-1